Filed Pursuant to Rule 424(b)(3)

Registration No. 333-106143
PROSPECTUS

GXS Corporation

Offer to exchange our Senior Secured Floating Rate Notes due 2008,

which have been registered under the Securities Act,
for our outstanding Senior Secured Floating Rate Notes due 2008

The Exchange Offer

•	GXS Corporation will exchange all outstanding notes that are validly tendered and not validly withdrawn for an equal principal amount of exchange notes that are freely tradable.

•	You may withdraw tenders of outstanding notes at any time prior to the expiration of the exchange offer.

•	The exchange offer expires at 5:00 p.m. New York City Time, on November 10, 2003, unless extended. We do not currently intend to extend the expiration date.

•	The terms of the exchange notes are identical in all material respects to those of the outstanding notes, except the exchange notes are not subject to transfer restrictions and registration rights.

•	Both the exchange notes and the outstanding notes are fully and unconditionally guaranteed on a senior secured basis by only our domestic subsidiaries.

Resales of the Exchange Notes

•	We do not intend to list the exchange notes on any securities exchange or to seek approval through any automated quotation system, and no active public market for the exchange notes is anticipated.

      Each broker-dealer that receives exchange notes for its own account under the registered exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where the outstanding notes were acquired by the broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any resale. See “Plan of Distribution.”

      You should carefully consider the risk factors beginning on page 15 of this prospectus before deciding to participate in the exchange offer.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 10, 2003

      You should rely only on the information contained in this prospectus or in documents to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to make the exchange offer and by a broker-dealer for resales of exchange notes acquired in the exchange offer where it is legal to do so. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of the prospectus.

MARKET AND INDUSTRY DATA

      Market and industry data and other statistical information used throughout this prospectus are based on independent industry publications, government publications and reports by market research firms or other published independent sources, including Gartner, Inc. and Giga Information Group. Such publications include “EDI: Mature Conservative- and Valuable” by F. Kenney, May 20, 2002, published by Gartner; and “Market Overview: EDI Software and Services” by Ken Vollmer, March 7, 2002, published by Giga. Some data are also based on our good faith estimates, which are derived from our review of internal surveys, as well as independent sources. However, such data is subject to change and cannot always be verified due to limits on availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical survey. Forecasts, in particular, may prove to be inaccurate, especially over long periods of time.

i

PROSPECTUS SUMMARY

      This summary highlights selected information from this prospectus and does not contain all of the information that may be important to you in order to make an investment decision. You should read this entire prospectus, including the information set forth in “Risk Factors” and our financial statements and accompanying notes included in this prospectus, before deciding to invest in the exchange notes. In this prospectus, “we,” “our” and “us” refers to GXS Corporation and its subsidiaries, unless the context otherwise requires.

Our Company

      We are a leading provider by transactions processed of transaction management infrastructure products and services that enable companies to electronically exchange essential business documents. We process more than one billion transactions annually. Our principal products and services enable our customers to utilize electronic data interchange, or EDI. EDI is the automated, computer-to-computer exchange of structured business data and documents, such as purchase orders and invoices, between a company and its trading partners using a standard format or protocol. We were founded in the late 1960s and have been a leading provider of EDI services for 18 years. For the twelve months ended June 30, 2003, we generated revenues of $382.2 million of which 35.8% was generated by our foreign subsidiaries. Revenue from our subsidiary in the United Kingdom represented 13.0% of our total revenues during this period. None of our other foreign subsidiaries provided over 5% of our total revenues.

      Our EDI services allow our customers to reduce costs and improve efficiency by enabling the electronic exchange of business documents among our customers’ computer systems and those of their trading partners. EDI supplements or replaces traditional document transport media, including postal, fax, telephone and email systems. As part of our EDI services, we have a value-added network, or VAN, which allows a trading partner to use the communications protocol of its choice and which we use to offer our customers security, authentication, audit tracking and other transaction processing services. For the twelve months ended June 30, 2003, our EDI services contributed $247.2 million, or 64.7%, of our total revenues. In addition to our EDI services, we also offer other transaction management solutions including integration software and marketplace solutions. Our integration software enables customers to self-manage the exchange of information among disparate business systems and applications within and among enterprises. Our marketplace solutions help automate collaborative business processes and interactions among trading partners through private, Web-based portals and allow trading partners, through the use of a standard Web browser, to offer and participate in business processes such as electronic auctions and requests for proposals.

      In addition to our transaction management infrastructure products and services, we offer custom messaging and network solutions, which consist of applications and products, developed for specific customers for use on our proprietary operating system, and managed network solutions that enable customers to outsource the management and operations of network communications.

      For the twelve months ended June 30, 2003, we derived approximately 68.0% of our total revenues from recurring transaction processing fees generated by our EDI services and other transaction management solutions. We process more than one billion transactions annually among more than 100,000 trading partners. We estimate that these transactions represent over $500 billion in goods and services exchanged. Our customers include over 60% of the Fortune 500 companies, including industry leaders such as FedEx, Procter & Gamble, Best Buy, JC Penney, Kodak, Albertson’s and General Electric.

Our Industry

      We operate in the transaction management infrastructure industry. Transaction management infrastructure describes the systems used for the communication of information related to the exchange of goods and services among trading partners. EDI, which originated in the 1980s and which permits the electronic exchange of documents across disparate computing platforms, applications and data and communications protocols, has become a cornerstone of transaction management infrastructure. Prior to

EDI, transaction management infrastructure systems were primarily paper-based and information was transmitted via postal carriers or facsimile, as well as in person or by telephone. According to Giga research, sales of EDI services and software were estimated to have been approximately $1.8 billion in 2001.

Our Business Model

      We employ a “hub and spoke” business model for our EDI services. This model entails offering integrated solutions to large industry-leading companies, or hubs, and their community of trading partners, or spokes. Hubs often recommend or require that their trading partners implement EDI as the primary method of communicating commercial information and exchanging business documents with the hub. In addition, hubs will typically recommend or require a specific EDI service provider and software.

      We believe that our ability to automate the exchange of essential business information between trading partners with dissimilar processes and applications adds value at each step of the supply chain. In a typical implementation, a hub hires us to:

•	install the necessary software on the hub’s systems to enable EDI, and connect the hub to our infrastructure;

•	roll-out EDI to the hub’s spokes, including installing the necessary software on the spokes’ systems and connecting the spokes to our infrastructure; and

•	act as a trusted intermediary, providing services such as security, authentication and audit tracking, among others, to the installed trading community through our VAN.

      Under our business model, a trading partner is a mailbox on our network infrastructure used to facilitate transactions with other mailboxes on our network infrastructure or with mailboxes on another interconnected network infrastructure. One trading partner does not necessarily equal one customer, as a single customer may have multiple mailboxes. A trading community is a collection of trading partners communicating via their respective mailboxes around a sponsor account. A sponsor account is a client that has created a large number of relationships in which to trade electronic business information. For example, a sponsor account could be a large retailer that created a trading community of its suppliers as trading partners.

Our Business Strengths

      We believe that there are a number of business strengths related to our company and business model. These include:

•	a strong recurring revenue base;

•	a proven business model;

•	a comprehensive suite of solutions for customers;

•	a compelling value proposition for our products and services;

•	a large and diverse customer base;

•	a reputation for quality and customer service; and

•	an experienced management team.

Our Business Strategy

      Our goal is to grow profitably by providing transaction management infrastructure products and services with high returns on investment for our customers while remaining at the forefront of our industry. To achieve this objective, we intend to:

•	expand our base of hub customers and large spoke customers that have their own communities of trading partners;

•	increase transaction volume by enabling additional documents for EDI transactions among existing customers and extending our products and services to additional trading partners;

•	capitalize on outsourcing opportunities where the business processes that utilize transaction management infrastructure become increasingly complex and expensive for our customers to maintain on an in-house basis;

•	provide innovative transaction management infrastructure products and services that create cost savings and efficiency improvements for our customers; and

•	selectively pursue strategic acquisitions of companies with complementary products and technologies.

Recent Developments

      On June 3, 2003, our parent, GXS Holdings, Inc. entered into an asset purchase agreement with Celarix, Inc., under which our subsidiary, Global eXchange Services, Inc., acquired substantially all of the assets of Celarix related to its logistics integration and visibility solutions business. In consideration of the acquired assets, GXS Holdings issued 5,819 shares of preferred stock and 145,464 shares of common stock and we assumed liabilities related to existing customer contracts of Celarix. The issued shares will be held in escrow pending resolution of items described in the asset purchase agreement. We estimate the value of the preferred stock and common stock to be approximately $0.6 million and the value of the assumed liabilities to be approximately $1.3 million. The number of shares of GXS Holdings stock issued in connection with the acquisition is subject to possible post-closing adjustments based on the difference between the liabilities assumed and the cash and accounts receivable acquired. In addition, GXS Holdings may issue additional stock if the revenues we derive from the acquired assets during the twelve-month period following the closing of the acquisition exceeds a targeted level. Prior to delivery to Celarix, all the GXS Holdings shares issued in connection with the acquisition will be exchanged for interests in certain entities affiliated with Francisco Partners, L.P.

      Based in Cambridge, Massachusetts, Celarix is a provider of logistics integration and visibility solutions. Celarix’s logistics integration and visibility solutions help organizations to connect to logistics trading partners and retrieve, use and share shipment status information through their supply chains. For the twelve months ended March 31, 2003, the portion of Celarix revenue relating to its logistics integration and visibility solutions division was $6.4 million.

Overview of the Recapitalization

      In September 2002, we effected a recapitalization of our company. The recapitalization resulted in a subsidiary of Francisco Partners L.P., one of the world’s largest technology-focused private equity firms, and co-investors owning 90%, and a subsidiary of General Electric Company owning 10%, of the capital stock of our parent company, GXS Holdings, Inc. The recapitalization was financed with the proceeds from the issuance of our senior subordinated reset notes and borrowings under a term loan. Prior to the recapitalization, we were an indirect wholly owned subsidiary of General Electric. We believe that our relationship with Francisco Partners will be beneficial to our business, and we do not expect the separation from General Electric to have any material impact on our operations or profitability.

      In connection with the recapitalization, we entered into several agreements with General Electric and Francisco Partners, including an agreement under which General Electric agreed to provide certain transitional services to us. These agreements are described in more detail in “The Recapitalization” and “Related Party Transactions.” In addition, under the recapitalization agreement, General Electric agreed that it and its subsidiaries will not engage in any EDI business, as conducted by us, until September 27, 2005. General Electric and GE Investments, Inc. also agreed that, until September 27, 2004, they and their affiliates will maintain their respective business relationships with us and that they and their affiliates will continue to purchase products and services from us at the aggregate annual dollar volume prevailing for General Electric and its affiliates in 2001. General Electric, together with its affiliates, historically has been among our top five customers and is currently our top customer, contributing $29.6 million, or approximately 7.8%, of our total revenues for the twelve months ended June 30, 2003.

      We financed the recapitalization with the proceeds of a $175.0 million senior term loan and the issuance of $235.0 million aggregate principal amount of Senior Subordinated Reset Notes due 2009 to General Electric Capital Corporation, or GECC. In addition, we also entered into a $35.0 million revolving credit facility, which was never drawn.

Our Organizational Structure

      The following chart shows a condensed version of our organizational structure:

GE Investments, Inc. 10%	Global Acquisition Company 90%

GXS Holdings, Inc.
100%

GXS Corporation
100%

Global eXchange Services, Inc.
100%

Global eXchange Services Holdings, Inc.
100%

GXS International, Inc.

      The chart includes only our domestic subsidiaries, which are the only subsidiaries that will guarantee the exchange notes. Francisco Partners and its co-investors indirectly own 100% of Global Acquisition Company through Global Acquisition Company LLC and Global Acquisition Holding Company. As the managing member of Global Acquisition Company LLC, Francisco Partners GP, LLC exercises voting and dispositive power over all shares of GXS Holdings voting stock held by Global Acquisition Company. GE Investments is an indirect, wholly owned subsidiary of General Electric. The chart does not include shares of preferred stock and common stock of GXS Holdings issued in connection with our acquisition on June 3, 2003 of assets of Celarix, Inc. These shares are being held in escrow pending resolution of items related to the acquisition. Prior to delivery to Celarix, all GXS Holdings shares issued in connection with the acquisition of Celarix will be exchanged for interests in Global Acquisition Company LLC.

Overview of the Refinancing

      On March 21, 2003, we completed a refinancing of substantially all of our outstanding credit facilities and credit lines, except for $235.0 million aggregate principal amount of our senior subordinated reset notes. As part of the refinancing, we entered into a new credit facility consisting of a $70.0 million term loan and a $30.0 million revolving credit facility, and issued and sold in a private placement $105.0 million aggregate principal amount of the senior secured floating rate notes that are the subject of this exchange offer.

      On March 21, 2003, we completed the repayment of our $175.0 million senior term loan. This repayment was financed with the net cash proceeds from the sale of the senior secured floating rate notes, together with borrowings under our new credit facility and available cash.

      Our principal executive offices are located at 100 Edison Park Drive, Gaithersburg, Maryland 20878, and our telephone number is (301) 340-4000. We also maintain a website at www.gxs.com. However, the information on our website is not a part of this prospectus and you should rely only on the information contained in this prospectus when making a decision to invest in the exchange notes.

Risk Factors

      This investment involves risks. Before you invest in the exchange notes, you should carefully consider the matters discussed under the heading “Risk Factors” and all other information contained in this prospectus. The risks include:

•	our significant amount of debt;

•	rapid technological developments and changes and our ability to introduce competitive new products and services on a timely, cost-effective basis;

•	our ability to attract and retain talent in key technological areas;

•	our ability to operate without our prior relationship to General Electric;

•	the continued availability of financing in the amounts, at the times and on the terms required to support our future operations and our levels of indebtedness;

•	our ability to implement effectively our growth strategy;

•	future investments;

•	growth rates and general domestic and international economic conditions, including interest rate and currency exchange rate fluctuations;

•	our mix of products and services;

•	customer demand for our products and services;

•	our ability to market our products and services effectively;

•	the length of life cycles for the products and services we offer;

•	increasing price and product and services competition by U.S. and foreign competitors, including new entrants;

•	our ability to protect our intellectual property rights;

•	our ability to protect against security breaches and to protect our data centers from damage;

•	our ability to negotiate acquisitions and dispositions and to integrate acquired companies successfully;

•	changes in United States and foreign governmental regulations; and

•	the outcome of future litigation.

      In addition, new risks and uncertainties could arise from time to time and it is impossible to predict these events or how they may affect us.

The Exchange Offer

The Exchange Offer	We are offering to exchange up to $105.0 million aggregate principal amount of our registered Senior Secured Floating Rate Notes due 2008 for an equal principal amount of our outstanding Senior Secured Floating Rate Notes due 2008. The terms of the exchange notes are identical in all material respects to those of the outstanding notes, except for transfer restrictions and registration rights relating to the outstanding notes.

Purpose of the Exchange Offer	The exchange notes are being offered to satisfy our obligations under a registration rights agreement entered into at the time we issued and sold the outstanding notes.

Expiration Date; Withdrawal of Tender	The exchange offer will expire at 5:00 p.m., New York City time, on November 10, 2003, or on a later date and time to which we extend it. The tender of outstanding notes in the exchange offer may be withdrawn at any time prior to the expiration date. Any outstanding notes that are not accepted for exchange for any reason will be returned without expense to the tendering holder promptly after the expiration or termination of the exchange offer.

Procedures for Tendering Outstanding Notes	Each holder of outstanding notes wishing to accept the exchange offer must complete, sign and date the letter of transmittal, or its facsimile, in accordance with its instructions, and mail or otherwise deliver it, or its facsimile, together with the outstanding notes and any other required documentation to the exchange agent at the address in the letter of transmittal. Outstanding notes may be physically delivered, but physical delivery is not required if a confirmation of a book-entry transfer of the outstanding notes to the exchange agent’s account at DTC is delivered in a timely fashion. See “The Exchange Offer — Procedures for Tendering Outstanding Notes.”

Conditions to the Exchange Offer	The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered for exchange. The exchange offer is subject to certain customary conditions, which may be waived by us, including:

• no action or proceeding is threatened, instituted or pending seeking to restrain or prohibit the exchange offer; and

• the exchange offer does not violate applicable law or interpretations of the Securities and Exchange Commission.

We currently expect that each of the conditions will be satisfied and that no waivers will be necessary. See “The Exchange Offer — Conditions to the Exchange Offer.”

Resales of Exchange Notes	We believe that you will be able to offer for resale, resell or otherwise transfer exchange notes issued in the exchange offer without compliance with the registration and prospectus delivery provisions of the federal securities laws, provided that:

• you are acquiring the exchange notes in the ordinary course of business;

• you are not participating, and have no arrangement or understanding with any person to participate in the distribution of the exchange notes; and

• you are not an affiliate of GXS Corporation, or if you are an affiliate, you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable. As defined in Rule 405 of the Securities Act, an affiliate of GXS Corporation is a person that “controls or is controlled by or is under common control with” GXS Corporation.

Our belief is based on interpretations by the Securities and Exchange Commission, as set forth in no-action letters issued to third parties unrelated to us. The Securities and Exchange Commission has not considered this exchange offer in the context of a no-action letter, and we cannot assure you that they would make a similar determination with respect to this exchange offer.

If our belief is not accurate and you transfer an exchange note without delivering a prospectus meeting the requirements of the federal securities laws or without an exemption from these laws, you may incur liability under the federal securities laws. We do not and will not assume or indemnify you against this liability.

Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes which were acquired by that broker-dealer as a result of market-making or other trading activities must agree to deliver a prospectus meeting the requirements of the federal securities laws in connection with any resale of the exchange notes. See “The Exchange Offer — Terms of the Exchange Offer.”

Exchange Agent	Wells Fargo Bank Minnesota, National Association

Accounting Treatment of the Exchange Offer	We will record the exchange notes at the carrying value of the outstanding notes as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize a gain or loss for accounting purposes upon the exchange of exchange notes for outstanding notes. We will amortize expenses incurred in connection with the issuance of the exchange notes over the term of the exchange notes.

U.S. Federal Income Tax Considerations	Your exchange of an outstanding note for an exchange note will not constitute a taxable exchange. The exchange will not result in taxable income, gain or loss being recognized by you or by us. Immediately after the exchange, you will have the same adjusted basis and holding period in each exchange note received as you had immediately prior to the exchange in the corresponding outstanding note surrendered. See “Tax Considerations.”

The Exchange Notes

Issuer	GXS Corporation

Securities Offered	$105.0 million aggregate principal amount of Senior Secured Floating Rate Notes due 2008.

Maturity Date	July 15, 2008.

Interest	The exchange notes will bear interest at a rate per annum equal to the applicable LIBOR rate, which will not be less than 3.0%, plus a margin of 9.0%, payable semi-annually in arrears, on January 15 and July 15 of each year, commencing on July 15, 2003.

Guarantees	Our obligations under the exchange notes will be fully and unconditionally guaranteed on a senior secured basis by each of our existing and future U.S. restricted subsidiaries as described below. The guarantees will be joint and several obligations of the subsidiary guarantors, but will be limited as necessary to prevent each guarantee from constituting a fraudulent conveyance under applicable law. The exchange notes will not, however, be guaranteed by our foreign subsidiaries or our unrestricted subsidiaries. Our parent, GXS Holdings, will not guarantee our obligations under the exchange notes.

Collateral	The exchange notes and the guarantees will be secured by a second-priority lien on substantially all of our and the guarantors’ property and assets, including a second-priority pledge of 100% of the capital stock or other equity interests of our U.S. subsidiaries, and 66% of the capital stock or other equity interests of our material first-tier foreign subsidiaries, subject to permitted liens and a first-priority lien on the same collateral that secure the loans under our new credit facility.

Intercreditor Agreement	Pursuant to an intercreditor agreement, the liens securing the exchange notes will be expressly second in priority to all liens that secure obligations under our new credit facility. Pursuant to the intercreditor agreement, the second-priority liens securing the exchange notes may not be enforced at any time when any obligations secured by first-priority liens are outstanding, except for certain limited exceptions. Any release of the first-priority liens upon any collateral approved by holders of the first-priority liens will also release the second-priority liens securing the exchange notes on the same collateral, subject to limited exceptions, provided that, after giving effect to the release, obligations of at least $25.0 million secured by the first-priority liens on the remaining collateral remain outstanding and, provided further, that no more than $2.0 million in value of assets may be released in any twelve-month period and no more than $5.0 million in value of assets in the aggregate may be released. The holders of the first-priority liens will receive all proceeds from any realization on the collateral first, until all of the obligations secured by the first-priority liens are paid in full in cash and any and all commitments with respect to those obligations are terminated.

Ranking	The exchange notes and the guarantees are senior secured obligations. Accordingly, they rank:

• equally with all of our and the guarantors’ existing and future senior debt, including borrowings under our new credit facility; and

• senior to all of our and the guarantors’ existing and future senior subordinated and subordinated obligations, including the senior subordinated reset notes.

As of June 30, 2003:

• no debt ranks senior to the exchange notes and guarantees;

• approximately $88.6 million of debt would have been ranked equally with the exchange notes and guarantees, including $18.6 million of unsecured trade payables; and

• approximately $235.0 million of debt would have ranked subordinate to the exchange notes and the guarantees.

We entered into a new credit facility concurrently with the closing of the offering of the outstanding notes. This new credit facility consists of a $70.0 million senior term loan and a $30.0 million revolving credit facility. Borrowings under this facility are equal in right of payment to the exchange notes.

Because the exchange notes are not guaranteed by all of our subsidiaries, the exchange notes are effectively subordinated to all liabilities, including trade payables, of our non-guarantor subsidiaries. As of June 30, 2003, our non-guarantor subsidiaries had approximately $30.6 million of outstanding debt and other liabilities, including trade payables. As of the date of this prospectus, our only non-guarantor subsidiaries are our foreign subsidiaries.

Although the exchange notes and guarantees rank equally with borrowings under our new credit facility, obligations under the credit facility are secured by a first-priority lien on the same collateral subject to the second-priority lien of the exchange notes. Therefore, the exchange notes will be effectively subordinated to obligations under our new credit facility in any proceeding against the collateral.

Optional Redemption	On or after October 1, 2004, we may redeem some or all of the exchange notes at any time at the redemption prices listed under “Description of the Notes — Optional Redemption.”

Mandatory Offers to Repurchase	If we sell all or substantially all of our assets or undergo other types of changes in control, each holder will have the right to require us to repurchase all or any part of such holder’s exchange notes at 101% of the aggregate principal amount of the exchange notes.

Also, if we have excess cash flow, as defined in the indenture, at the end of each fiscal year, holders of the exchange notes will have the right to require us to repurchase the maximum amount of exchange notes that may be purchased with 75% of the excess cash flow at 100% of the aggregate principal amount of the exchange notes, provided however, that this amount will be reduced (but not below zero) by any amount necessary so that, after giving effect to the excess cash flow offer, we and our restricted subsidiaries will have remaining an aggregate of $20.0 million of cash, cash equivalents and revolving credit available under one or more credit facilities.

Covenants	The indenture governing the exchange notes, among other things, limits our ability and the ability of our restricted subsidiaries to:

• incur or guarantee additional indebtedness, or maintain secured indebtedness in excess of certain limits related to our EDI services revenue;

• pay dividends or distributions on, or redeem or repurchase, capital stock;

• make investments;

• issue or sell capital stock of restricted subsidiaries;

• engage in transactions with affiliates;

• grant or assume liens; and

• consolidate, merge or transfer all or substantially all of our assets.

These limitations are subject to a number of important qualifications and exceptions. See “Description of the Notes — Certain Covenants” for more details. For more specific information on the indenture’s limitations on our ability to incur or guarantee additional indebtedness and the related exceptions, see “Description of the Notes — Certain Covenants — Restrictions on Indebtedness.”

Exchange Offer; Registration Rights	GXS Corporation signed a registration rights agreement with Credit Suisse First Boston, which requires us to conduct this exchange offer. This exchange offer is intended to satisfy those rights set forth in the registration rights agreement. After the exchange offer is complete, you will no longer be entitled to registration rights with respect to outstanding notes that you do not exchange.

Transfer Restrictions	We do not intend to list the exchange notes on any securities exchange.

Use of Proceeds	We will not receive any cash proceeds from the issuance of the exchange notes.

Summary Unaudited Pro Forma Condensed Consolidated Financial Information

      The following table presents our summary unaudited pro forma condensed consolidated financial information and other information for the year ended December 31, 2002 and for the six months ended June 30, 2003. The unaudited pro forma condensed consolidated operating and other data for the year ended December 31, 2002 and the six months ended June 30, 2003 give effect to the recapitalization, which occurred in September 2002, and the refinancing, including the entering into of our new credit facility and the acquisition of the Celarix assets, assuming they had occurred on January 1, 2002.

      The summary unaudited pro forma condensed consolidated financial information does not purport to be indicative of the financial position or results of operations that would have been reported had the recapitalization and the refinancing actually been effected on the date indicated, or which may be reported in the future. Although our management believes the assumptions used in preparing the summary unaudited pro forma condensed consolidated financial information were reasonable as of the date of this prospectus, these assumptions may not prove to be correct. As a result, actual results could differ materially. This summary unaudited pro forma condensed consolidated financial information should be read together with, and is qualified in its entirety by reference to, “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Selected Historical Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes, all of which are included elsewhere in this prospectus.

	Pro Forma

	Year ended	Six months ended
	December 31, 2002	June 30, 2003

	(in thousands of dollars)
Operating Data:
Revenues:
EDI Services	$266,522	$121,771
Other transaction management solutions	88,537	31,133
Custom messaging and network solutions	64,809	31,578

Total revenues	419,868	184,482
Costs and operating expenses:
Cost of revenues	248,881	107,670
Sales and marketing	77,029	36,656
General and administrative	51,943	22,889
Restructuring and related charges(1)	18,406	3,133
Asset impairment charge	5,425	—
Gain on sale of assets	—	(700)

Operating income	18,184	14,834
Proportionate share of losses in investee companies and investment write-downs	(4,668)	(760)
Interest expense, net	(53,155)	(25,339)
Other income (expense), net(2)	(83)	624

Loss before income taxes	(39,722)	(10,641)
Benefit for income taxes	(15,730)	(4,213)

Net loss	$(23,992)	$(6,428)

(footnotes begin on page 14)

	Pro Forma

	Year ended	Six months ended
	December 31, 2002	June 30, 2003

	(in thousands of dollars, except ratios)
Other Data:
Depreciation and amortization	49,043	23,844
Capital expenditures	37,815	15,448
Financial Ratios:
Ratio of earnings to fixed charges(3)	—	—

(footnotes begin on page 14)

Summary Historical Consolidated Financial Information

      The following table presents our summary historical consolidated financial information. The historical consolidated financial information as of December 31, 2001 and 2002 and for each of the fiscal years ended December 31, 2000, 2001 and 2002 has been derived from, and should be read together with, our audited consolidated financial statements and the accompanying notes included elsewhere in this prospectus. The historical consolidated financial information as of June 30, 2003 and for the six months ended June 30, 2002 and 2003 has been derived from, and should be read together with, our unaudited condensed consolidated financial statements and accompanying notes included elsewhere in this prospectus. The historical consolidated financial information as of December 31, 2000 has been derived from our audited consolidated financial statements not included in this prospectus. In the opinion of our management, all adjustments considered necessary for a fair presentation have been included in our interim financial statements. Interim results are not necessarily indicative of the results that can be expected for any future period or for the full fiscal year. This summary historical consolidated financial information should also be read together with “Selected Historical Consolidated Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

				Six Months Ended
	Year Ended December 31,			June 30,

	2000	2001	2002	2002	2003

		(in thousands of dollars)
Operating Data:
Revenues:
EDI services	$222,048	$246,991	$256,108	$128,622	$119,668
Other transaction management solutions	159,873	135,385	88,537	48,902	31,133
Custom messaging and network solutions	183,734	81,803	64,809	32,145	31,578

Total revenues	565,655	464,179	409,454	209,669	182,379
Costs and operating expenses:
Cost of revenue	342,314	292,654	245,307	123,738	105,779
Sales and marketing	129,122	119,448	73,331	37,472	35,614
General and administrative	52,907	45,295	41,176	20,152	21,603
Gains on sale of assets	—	(8,576)	—	—	(700)
Restructuring and related charges(1)	—	9,421	18,406	8,964	3,133
Asset impairment charge(5)	—	4,287	5,425	—	—
Corporate charge from General Electric(4)	11,249	12,940	7,331	4,887	—

Operating income (loss)	30,063	(11,290)	18,478	14,456	16,950
Other income (expense):
Gain on disposition of business	50,745	—	—	—	—
Gains on sales of investments	36,612	144,638	—	—	—
Proportionate share of losses in investee companies and investment write-down	(18,759)	(23,417)	(4,668)	(16)	(760)
Fees related to recapitalization(6)	—	—	(30,085)	—	—
Write-off of deferred financing costs(7)	—	—	—	—	(5,548)
Interest income	10,726	6,570	1,285	828	492
Interest expense	(12,007)	(5,334)	(14,526)	(1,674)	(23,593)
Other income (expense), net(2)	13,232	6,705	(83)	516	624

Income (loss) before income taxes	110,612	117,872	(29,599)	14,110	(11,835)
Provision (benefit) for income taxes	42,793	49,278	9,858	8,448	(1,754)

Net income (loss)	$67,819	$68,594	$(39,457)	$5,662	$(10,081)

Other Data:
Depreciation and amortization	33,451	41,943	47,768	21,416	23,427
Capital expenditures	83,037	73,159	37,815	20,814	15,448

      (footnotes begin on next page)

	As of December 31,			As of
				June 30,
	2000	2001	2002	2003

	(in thousands of dollars)
Balance Sheet Data (at end of period):
Total assets	$531,952	$327,209	$572,677	$568,656
Total debt	6,474	43,922	409,562	405,023
Stockholder’s equity	316,103	127,494	57,996	57,130

(1)	Restructuring and related charges for 2001 consisted of $6.5 million of severance and related costs, $0.7 million for lease termination and other costs and $2.2 million for asset write-offs. The 2001 restructuring involved the termination of 548 employees and the exit of a facility. Restructuring and related charges for the year ended December 31, 2002 were $18.4 million, principally consisting of severance and lease termination costs. The 2002 restructuring involved the termination of 257 employees primarily in our professional services and sales organizations. During the first six months of 2003, we incurred approximately $3.1 million in restructuring costs related to facilities and equipment lease buy-outs, facility exit costs, and headcount reductions of 17 people primarily in our data center, engineering and services organizations.

(2)	Other income (expense), net consists primarily of aggregate gains (losses) on foreign currency transactions, minority interest income (expense) and, in 2000 and 2001, income from GECC as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(3)	Earnings used in computing the ratio of earnings to fixed charges consist of income before income taxes plus fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt issuance costs and that portion of lease expense representative of interest expense. On a pro forma basis earnings were insufficient to cover fixed charges for the year ended December 31, 2002 and the six months ended June 30, 2003 by $35.4 million and $10.4 million, respectively. Results for the year ended December 31, 2002 and for the six months ended June 30, 2003 include depreciation and amortization of $49.0 million and $23.8 million, respectively.

(4)	For each year presented, General Electric charged us a fixed percentage of our budgeted total costs for that year as a corporate charge. Following the recapitalization, we no longer pay a corporate charge to General Electric.

(5)	During the year ended December 31, 2002, we recorded an impairment charge of $5.4 million primarily related to certain software under development for which the plans to deploy were curtailed. During the year ended December 31, 2001, we recorded a goodwill impairment charge of $4.3 million related to the abandonment of an Irish operation that developed and marketed e-commerce software products for sale to small businesses.

(6)	We incurred $30.1 million of fees to consummate the recapitalization including $20.0 million for services rendered by Francisco Partners, L.P.

(7)	In connection with the refinancing, we wrote off $5.5 million of deferred financing costs that were incurred in establishing our previous senior term loan.

RISK FACTORS

      An investment in the exchange notes involves a high degree of risk. There are a number of factors, including those discussed below, which may adversely affect our ability to make payments on the exchange notes. Additional risks that we do not know about or that we currently view as immaterial may also impair our business or adversely impact our results of operations, profitability or financial condition and/or our ability to repay the exchange notes. You should carefully consider the risks described below together with the other information in this prospectus before making a decision to invest in the exchange notes.

Risks Related to Our Business

We have been operating as an independent company since September 2002, and we may be unable to implement sufficient operating systems and business functions to allow us to operate effectively as an independent company.

      Prior to the recapitalization in September 2002, our business was conducted by a group of indirect, wholly owned subsidiaries of General Electric. General Electric performed various corporate functions for us, including:

•	public and investor relations;

•	treasury administration;

•	human resources and payroll functions;

•	insurance administration;

•	corporate advertising and promotion;

•	internal audit;

•	internal information technology services;

•	telecommunications unrelated to commercial services;

•	federal, state and foreign corporate income tax, sales and use tax, and value added tax administration; and

•	selected legal functions.

      Following the recapitalization, General Electric is no longer obligated to provide services to us, other than the transitional services that are described under “Related Party Transactions.” If we are not successful in implementing our own systems and business functions or entering into agreements with other providers of these services after our transitional services arrangements with General Electric expire, or if we are not successful in transferring data from General Electric’s systems to our systems, we may not be able to operate our business effectively. In addition, if General Electric does not perform the transitional services that it has agreed to provide for us at the same level that it did when we were its subsidiary, these services may not be sufficient to meet our needs. As a result, we may not be able to operate our business effectively.

      Prior to the recapitalization, we also took advantage of General Electric’s size and purchasing power in procuring certain goods, services and technology, such as computer software licenses, computer hardware and insurance and health care benefits. As a separate, independent company, we may be unable to obtain these goods, services and technology at prices and on terms as favorable to us as those that we obtained prior to the recapitalization. We also depended substantially on General Electric for advertising and promotion of our services. Following the recapitalization, our brand identity and business could be negatively affected if our advertising and promotion activities are not as effective as they were when we were part of the General Electric group of companies.

The historical financial information presented in this prospectus may not be representative of what our historical results would have been as an independent company; therefore, our historical financial information may not be reliable as an indicator of our future results.

      Our historical consolidated financial information included in this prospectus may not reflect what our results of operations, financial position and cash flows would have been on an historical basis had we operated our business as an independent company during the periods presented or what our results of operations, financial position and cash flows will be in the future. Our historical consolidated financial statements include allocations for services provided or procured by General Electric, which we may not be able to procure or provide ourselves on the same basis. Therefore, our historical consolidated financial statements may not be indicative of our future performance as an independent company. In addition, we have not made adjustments to our historical consolidated financial statements to reflect other changes that have occurred or will occur in our cost structure, financing and operations as a result of the recapitalization. These changes could include potentially increased costs associated with reduced economies of scale and a higher cost of capital. We may also change the way we fund our operations, conduct research and development and pursue our strategic objectives.

We depend on General Electric and its affiliates as customers.

      General Electric, together with its affiliates, historically has been among our top five customers and is currently our top customer. For the twelve months ended June 30, 2003, General Electric and its affiliates generated approximately 7.8% of our total revenues. In addition, General Electric and its affiliates have also acted as trial customers for some of our new products and services. As a result of the recapitalization, General Electric retained only 10.0% of the common stock of our parent, GXS Holdings, Inc., and an equivalent interest in GXS Holdings’ preferred stock. Because we are no longer a wholly owned subsidiary of General Electric, we may not be able to benefit from our relationship with them as we have in the past. We cannot assure you that General Electric and its affiliates will continue their customer relationships with us in the future. In addition, our profitability could be adversely affected if General Electric and its affiliates were to purchase lower margin products and services than they have historically purchased. If General Electric or any of its affiliates were to terminate or materially alter their customer relationships with us, our business, financial position and results of operations could be adversely affected.

Because much of our operations are conducted, and most of our assets are held, by our subsidiaries, we will depend on our subsidiaries for cash and to service our debt.

      Substantially all of our operations are conducted through subsidiaries. Consequently, our cash flow and ability to service our debt obligations, including the exchange notes, are dependent upon the earnings of our operating subsidiaries and the distribution of those earnings to us, or upon loans, advances or other payments made by our subsidiaries to us. The ability of our subsidiaries to pay dividends or make other payments or advances to us will depend upon their operating results and will be subject to applicable laws and contractual restrictions contained in the instruments governing their debt, including our new credit facility, the indenture governing the exchange notes and the indenture governing our senior subordinated reset notes. Although the indenture governing the senior subordinated reset notes limits the ability of these subsidiaries to enter into consensual restrictions on their ability to pay dividends and make other payments to us, and the indenture that governs the exchange notes and our new credit facility contains similar limitations, these limitations are subject to a number of significant qualifications. We cannot assure you that the earnings of our operating subsidiaries will be adequate for us to service our debt obligations, including the exchange notes.

We engage in significant transactions with our affiliates.

      Historically, we have engaged in a variety of transactions with our affiliates, including significant business with General Electric and its affiliates. In addition, in connection with the recapitalization, we have entered into a number of agreements with General Electric, its affiliates and Francisco Partners. Although we believe that our agreements with General Electric, its affiliates and Francisco Partners are and will be fair to us in all material respects, the terms of the agreements are not necessarily the same terms that we would have received in arms’ length transactions with third parties. We expect that, in the future, we will continue to enter into a variety of transactions with our affiliates, some of which may be significant. Although the indenture requires that these types of transactions, other than affiliate transactions existing on the date of the indenture, be on terms no less favorable to us or the applicable subsidiary than those which could be obtained on an arms’ length basis from third parties, this limitation is subject to a number of important qualifications and exceptions and we cannot assure you that these types of transactions will not adversely affect our business, financial condition or results of operations. The indenture governing our senior subordinated reset notes contains similar limitations.

      In addition, conflicts of interest may arise with General Electric or Francisco Partners in a number of areas relating to our past and ongoing relationships, including potential competitive business activities, tax and employee benefit matters, and indemnity arrangements related to the recapitalization.

Francisco Partners indirectly controls 90% of our capital stock, and there may be situations in which the interests of Francisco Partners and the interests of the holders of the exchange notes will not be aligned.

      Francisco Partners indirectly controls 90% of our capital stock. As a result, Francisco Partners is able to:

•	elect all of our directors and, as a result, control matters requiring board approval;

•	control matters submitted to a stockholder vote, including mergers, acquisitions and consolidations with third parties and the sale of all or substantially all of our assets; and

•	otherwise control or influence our business direction and policies.

      As a result, circumstances may occur in which the interests of Francisco Partners could be in conflict with your interests as a holder of the exchange notes. In addition, Francisco Partners may have interests in pursuing acquisitions, divestitures or other transactions that, in their judgment could enhance their equity investment, even though the transactions might involve risks to the holders of the exchange notes.

A disruption in our ability to deliver services to customers could adversely affect our business, results of operations and financial condition.

      WorldCom, Inc. and its subsidiaries had been our primary provider of the telecommunications services over which we provide all of our online products and services. Because WorldCom filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code, the operations and services that WorldCom provides to us may be disrupted. At the end of 2002 we entered into new agreements with AT&T and Equant to replace WorldCom as our primary providers of these telecommunications services, as well as a number of agreements with other providers in other jurisdictions. We are in the process of switching our services over to the telecommunications systems operated by these new providers. Although the transition was substantially completed by the end of the second quarter of 2003, we are still relying on WorldCom for a number of telecommunications circuits. While we are in transition, it is possible that we could experience a disruption in our telecommunications services either because WorldCom is unable to provide the required services or because of technical or timing issues associated with transitioning our customers over to our new service providers. Disruptions in the delivery of our services to our customers could damage our reputation, expose us to liability and cause us to lose customers. In addition, there may be some customers who choose to terminate their relationship with us as a result of the transition.

A significant portion of our services is delivered using a proprietary operating system and loss or disruption of this operating system could adversely affect our ability to service customers.

      We utilize a proprietary operating system, known as Mark III, on mainframe computers manufactured by Bull, S.A. to deliver approximately 43.7% of our EDI services and other transaction management solutions and almost all of our custom messaging and network solutions for the twelve months ended

June 30, 2003. Revenues derived from products and services using this operating system represented approximately 37.3% of our total revenues for the twelve months ended June 30, 2003. We currently employ eleven engineers who are qualified to maintain this operating system. We believe this number of engineers is adequate to maintain the Mark III systems we currently use. We are, however, in the process of migrating all EDI services currently provided using this operating system to processors utilizing a UNIX operating system. We expect this migration to take several years. While we are completing the migration, there is a risk that the unavailability of these engineering personnel could disrupt the delivery to our customers of services utilizing the Mark III operating system.

Our inability to adapt to rapid technological change could impair our ability to remain competitive.

      The industry in which we compete is characterized by rapid technological change, frequent new product and service introductions and evolving industry standards. Our future success will depend in significant part on our ability to anticipate industry standards and to continue to enhance existing products and services and introduce and acquire new products and services on a timely basis to keep pace with technological developments. We expect that we will continue to incur significant expenses in the design, development and marketing of new products and services. Our competitors may implement new technologies before we are able to implement them, allowing our competitors to provide more effective products and services at lower prices.

      We cannot assure you that we will be successful in developing, acquiring or marketing new or enhanced products or services that respond to technological change or evolving industry standards, that we will not experience difficulties that could delay or prevent the successful development, acquisition or marketing of such products or services or that our new or enhanced products and services will adequately meet the requirements of the marketplace and achieve market acceptance. Any delay or failure in the introduction of new or enhanced products or services, or the failure of such products or services to achieve market acceptance, could have a material adverse effect on our business, results of operations and financial condition.

Short product life cycles make it difficult to recover the cost of development and force us to continually qualify new products with our customers.

      Over the last several years, the rate at which new technological developments have been introduced into the market has grown at a much more rapid pace than it had previously. Continually updated standards for the electronic exchange of information, such as those issued by the American National Standards Institute have required us to produce successive generations of our EDI services and related integration software with additional functionality. Because we are required to implement these frequently issued standards, the life cycles of our products have shortened. We typically release new versions of our products every six to twelve months. Short product cycles make it more difficult for us to recover the costs associated with product development because those costs must be recovered over increasingly shorter periods of time. We expect this trend to continue, and it may even accelerate. As a result, we may not be able to recover all of our product development costs, which could affect our profitability. For our products to be competitive, we must be among the first to market with next-generation products. Any failure or delay in the product development or quality assurance process can result in our losing sales until we are able to introduce the new product.

We may experience product failures or other problems with existing or new products, all of which could adversely impact our business.

      Software products as complex as those we offer may contain undetected errors or failures when first introduced or when new versions are released. If software errors are discovered after introduction, we could experience delays or lost revenues during the period required to correct the errors. We cannot assure you that errors will not be found in new products or services after commencement of commercial operations, resulting in loss of, or delay in, market acceptance, which could have a material adverse effect on our business, results of operations and financial condition.

Our operations are dependent on our ability to protect our data centers against damage.

      Our operations are dependent upon our ability to protect our computer equipment and the information stored in our data centers against damage that may be caused by fire, power loss, telecommunications failures, unauthorized intrusion, computer viruses and disabling devices, natural disasters and other similar events. We cannot assure you that a fire or other natural disaster, including national, regional or local telecommunications disruptions, would not result in a prolonged disruption of our network services or permanently impair some of our operations. A prolonged service disruption or other impairment of operations could damage our reputation with customers, expose us to liability, cause us to lose existing customers or increase our difficulty in attracting new ones. We may also incur significant costs for using alternative off-site equipment or taking other actions in preparation for, or in reaction to events that damage our data centers.

      We maintain business interruption insurance. However, even if we recovered under such an insurance policy, the lost revenues or increased costs that we experience during the disruption of our network services business, and longer term revenue losses, which may not be recoverable under the policy, could result from possible losses of customers. If this were to occur, our business, results of operations and financial condition could be materially adversely affected.

Security breaches could harm our business.

      A significant component of electronic data interchange and marketplaces is the secure transmission of confidential information over telecommunications networks. In facilitating data exchange between our customers and their trading partners, we rely on encryption and authentication technology licensed from third parties and intrusion detection technologies to protect the confidentiality of our customers’ information. Advances in computer capabilities, new discoveries in the field of cryptography or other developments may result in a compromise or breach of the technology used by us to protect customer transaction data. A party who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. Our security measures may not prevent security breaches. Our failure to prevent security breaches could harm our business, damage our reputation and expose us to a risk of loss or litigation and possible liability.

Risks associated with the Internet may adversely impact our business.

      The use of the Internet as a vehicle for electronic data interchange and marketplaces raises numerous issues, including reliability, data security and data integrity. We cannot assure you that any products and services that we introduce will adequately meet the requirements of the marketplace or achieve market acceptance. Moreover, new competitors, which may include media and telecommunications companies, are likely to offer services that utilize the Internet to provide services in competition with our products and services. Although we believe that the Internet will provide opportunities to expand the use of our products and services, we cannot assure that our efforts to exploit these opportunities will be successful or that increased usage of the Internet for transaction management infrastructure products and services or increased competition will not adversely affect our business, results of operations and financial condition.

A failure to attract or retain qualified personnel or highly skilled employees could adversely affect our business.

      Given the complex nature of the technology on which our business is based and the speed with which such technology advances, our future success is dependent, in large part, upon our ability to attract and retain highly qualified managerial, technical and sales personnel. Competition for talented personnel is intense, and we cannot assure you that we can retain our managerial, technical and sales personnel or that we can attract, assimilate or retain such personnel in the future. Our inability to attract and retain such personnel could have a material adverse effect on our business, results of operations and financial condition.

We rely on intellectual property and proprietary rights to maintain our competitive position and, therefore, our failure to protect adequately our intellectual property and proprietary rights could adversely affect our business.

      We believe that proprietary products and technology are essential to establishing and maintaining our technology leadership position. We seek to protect our intellectual property through patents, trademarks, service marks, domain names, trade secrets, copyrights, confidentiality, non-compete and nondisclosure agreements and other measures, some of which afford only limited protection. We currently have one United States patent; however, as a part of our recent effort to expand our patent portfolio, we have filed 27 patent applications that improve upon our technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary through reverse engineering or otherwise. We cannot assure you that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar or superior technology or design around our intellectual property. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as the laws of the United States. Our failure to protect adequately our intellectual property and proprietary rights could have a material adverse effect on our business, financial condition, and results of operations. Intellectual property protections may also be unavailable, limited or difficult to enforce in some countries, which could make it easier for competitors to capture market share.

      We use, and intend to use in the future, new technology in our products and services. While we do not believe that any of our products or services infringe the valid proprietary rights of third parties in any material respect, we cannot be certain that our products do not and will not be alleged to infringe upon issued patents or other intellectual property rights of others. Any claims from third parties, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may not be available, if at all, on terms acceptable to us and will likely be an increase in our product costs in the way of additional royalty payments or other fees, which could have a material adverse effect on our business, results of operations and financial condition. In addition, to the extent that we indemnify our customers for infringement claims brought as a result of their use of our products, we could incur significant expenses in defending such claims and for any resulting judgments.

We may make investments in entities that we do not control.

      We currently have established joint ventures with several entities to provide increased customer service and enhance our marketing presence in non-U.S. markets. In countries outside the United States we have invested in a number of joint ventures; generally with local nationals of the country in which the joint venture entity is located. These joint ventures have been entered into to distribute our products and services in the local country, to provide a domestic EDI service in the country using software licensed by us to the joint venture, or to develop new products or services. These existing investments are not individually or collectively material to our business.

      We anticipate continuing these strategic relationships and entering into future joint ventures with other entities, including third-party software vendors, consulting companies, systems integrators, Internet service providers and other information technology companies. We have in the past made, and may in the future make, investments in joint ventures without controlling their operations. Our current and any future investments in joint ventures may involve risks such as:

•	difficulties inherent in assessing the value, strengths and weaknesses of investment opportunities;

•	difficulties in integrating and managing newly acquired operations and improving their operating efficiency; or

•	potential disruption of our ongoing business and diversion of our resources and management time.

      Our inability to control entities in which we invest may have consequences for our ability to receive distributions from those entities or to implement our business plan. Debt or other agreements, if entered into by an entity not under our control, may restrict or prohibit that entity from paying distributions to us. Applicable state or local law may also limit the amount that a non-controlled entity is permitted to pay as a distribution on its equity interest, and we may not be able to influence the payment of dividends even if the payment was not otherwise restricted. If any of the other investors in a non-controlled entity fail to observe their commitments, that entity may not be able to operate according to its business plan or we may be required to increase our level of commitment.

We may selectively seek acquisitions in the future, which could expose us to significant business risks.

      We may expand our operations through future acquisitions of companies with complementary products and technologies. Our ability to consummate and to integrate effectively any future acquisitions on terms that are favorable to us may be limited by the number of attractive acquisition targets, internal demands on our resources and our ability to obtain financing on satisfactory terms, if at all. In addition, acquisitions may expose us to certain risks including:

•	we may pay more than the acquired company is worth;

•	we may be entering markets in which we have little or no direct prior experience; and

•	our ongoing business may be disrupted and resources and management time diverted.

      In addition, future acquisitions could result in the incurrence of additional debt, costs, contingent liabilities and amortization expenses related to intangible assets, all of which could have a material adverse effect on our business, financial condition or results of operations. We may also incur costs and divert management attention for acquisitions which are never consummated. Integration of acquired operations may also take longer, or be more costly or disruptive to our management and business, than originally anticipated. It is also possible that expected synergies from future acquisitions may not materialize. Our ability to implement and realize the benefits of our strategy may also be affected by a number of factors beyond our control, such as operating difficulties, increased operating costs, regulatory developments, general economic conditions, increased competition or the inability to obtain adequate financing for our operations on suitable terms. Our failure to effectively address any of these issues could adversely affect our results of operations, financial condition and ability to service debt, including our ability to make principal and interest payments on the exchange notes.

      Although we anticipate that we would perform a due diligence investigation of each business that we acquire, there may be liabilities of the acquired companies that we fail or are unable to discover during our due diligence investigation and for which we, as a successor owner, may be responsible. In connection with acquisitions, we anticipate that we would seek to minimize the impact of these types of potential liabilities by obtaining indemnities and warranties from the seller, which may in some instances be supported by deferring payment of a portion of the purchase price. However, these indemnities and warranties, if obtained, may not fully cover the liabilities because of their limited scope, amount or duration, the financial resources of the indemnitor or warrantor or other reasons.

Delays and inaccuracies in our billing and information systems may have an adverse effect on our operations.

      Sophisticated information and billing systems are vital to our growth and ability to monitor costs, bill customers, provide services to customers and achieve operating efficiencies. As we begin to offer new products and services, we may be required to install new billing systems or upgrade existing ones. Delays or inaccuracies in billing, our inability to implement solutions in a timely manner or our failure to implement and maintain sophisticated information and billing systems may have an adverse effect on our business and results of operations.

The markets in which we compete are highly competitive.

      The markets for our products and services are increasingly competitive and global. As a result, we encounter intense competition in all parts of our business. Moreover, we have seen a trend among many of our customers to reduce their ongoing investments in expensive software systems. We expect competition to increase in the future both from existing competitors and new companies that may enter our markets. To remain competitive, we will need to invest continuously in product development, marketing, customer service and support and service delivery infrastructure. However, we cannot assure you that new or established competitors will not offer products and services that are superior to or lower in price than ours. We may not have sufficient resources to continue the investments in all areas of product development and marketing needed to maintain our competitive position. In addition, most of our agreements with our customers are short-term.

We may require additional capital in the future, and additional funds may not be available on terms acceptable to us.

      It is possible that we may need to raise additional capital to fund our future activities, to maintain spending on new product development in order to stay competitive in our markets or to acquire other businesses, products or technologies. Subject to the restrictions contained in our new credit facility, the indenture governing the exchange notes and the indenture governing the senior subordinated reset notes, we may be able to raise these funds by selling securities to the public or selected investors or by borrowing money. However, we may not be able to obtain these additional funds on favorable terms, or at all. None of Francisco Partners, its co-investors or General Electric is obligated to provide additional funding. If adequate funds are not available, we may be required to curtail our operations significantly, reduce planned capital expenditures and research and development, make selective dispositions of our assets or obtain funds through arrangements with strategic partners or others that may require us to relinquish rights to technologies or potential markets, or otherwise impair our ability to remain competitive.

We are exposed to general economic conditions, which could have a material adverse impact on our business, operating results and financial condition.

      The United States and other world markets are experiencing a severe economic downturn. Many of our markets have been affected by this downturn, resulting in negative impacts on our financial performance. The severity and duration of this downturn could cause additional adverse impacts on our financial performance. In addition, uncertainty relating to recent events in the Middle East, including the potential for continued armed conflict, could further increase the financial and economic instability we have been facing. While the precise effects of such instability on our industry and our business are difficult to determine, they may have an adverse impact on our business, profitability and financial condition.

      As a result of unfavorable general economic conditions and reduced capital spending by customers, our revenues have continued to decline in recent quarters. We started to see sales decline in the information technology industry worldwide during the second quarter of 2001 which particularly had an adverse impact on revenues generated from our non-EDI services. As a result, we began implementing cost-reduction initiatives in the third quarter of 2001. However, if the economic conditions in the United States and the other markets we serve continue or worsen, we may continue to experience a material adverse impact on our business, operating results and financial condition, particularly in our non-EDI services.

We may experience fluctuations in our quarterly operating results because of factors over which we have little or no control.

      Our future quarterly operating results may vary, and we may experience reduced levels of earnings or losses in one or more quarters. Fluctuations in our quarterly operating results could be the product of a variety of factors, including:

•	changes in the level of revenues derived from our products and services;

•	the timing of new product and service announcements by us or our competitors;

•	changes in pricing policies by us or our competitors;

•	market acceptance of new and enhanced versions of our products and services or the products and services of our competitors;

•	the size and timing of significant orders;

•	changes in operating expenses;

•	changes in our strategy;

•	the introduction of alternative technologies;

•	the effect of acquisitions we might make; and

•	industry and general economic factors.

      We have limited or no control over many of these factors. Seasonal revenue fluctuations are common in our industry and result primarily from fluctuations in the volume of business transactions during the year. A somewhat greater portion of our revenues tend to be recognized in the fourth quarter due to higher transaction activity and the software buying patterns of our customers. Consequently, the second half of our year tends to be stronger than the first half.

      We operate with no material product order backlog because our products and services generally are delivered shortly after orders are received. As a result, licensing revenues in any quarter are substantially dependent on the quantity of such products licensed in that quarter. Our expense levels are based, in part, on our expectations as to future revenues. A large portion of our cost structure, however, is fixed in nature and cannot be adjusted immediately in response to market conditions. If revenue levels are below expectations, our operating results are likely to be adversely affected unless we are willing and able to reduce our expenses proportionally. As a result of the foregoing factors, comparisons of results of operations between particular periods are not necessarily meaningful and historical results of operations are not necessarily indicative of future performance.

We operate internationally, which exposes us to risks that are difficult to quantify.

      Historically, sales of our products and services outside the United States have been significant. For the twelve months ended June 30, 2003, we derived approximately 35.8% of our total revenues from customers outside of the United States. Our ability to operate our business internationally in the future will depend upon, among other things, our ability to attract and retain talented and qualified managerial, technical and sales personnel and network services customers outside of the United States and our ability to continue to manage our international operations.

      International operations are subject to the risks of doing business abroad, including:

•	unexpected changes in regulatory requirements and tariffs;

•	longer payment cycles;

•	increased difficulties in collecting accounts receivable;

•	potentially adverse tax consequences from operating in multiple jurisdictions;

•	currency exchange rate fluctuations;

•	difficulties in repatriating earnings;

•	political and economic instability;

•	global and regional economic slowdowns;

•	power supply stoppages and shutdowns;

•	difficulties in staffing and managing foreign operations and other labor problems;

•	seasonal reductions in business activity in the summer months in Europe and other regions;

•	the credit risk of local customers and distributors; and

•	potential difficulties in protecting intellectual property.

      We have been adversely affected by the recent outbreak of Severe Acute Respiratory Syndrome, or SARS, in the Far East and elsewhere, and there can be no assurance that recently imposed travel bans and other known and unknown potential consequences of the SARS outbreak will not materially affect our business.

Increased United States or foreign government regulation of our industry could restrict our business operations, and compliance with this regulation may be costly.

      The United States does not generally regulate providers of electronic transaction processing products and services at this time. However, the governments of some foreign countries do regulate electronic commerce in their countries. The instability and restructuring of the telecommunications industry in some foreign countries may result in a complicated international regulatory framework that may require additional licensing or action on our part to remain in compliance with local laws and could materially affect our ability to do business in those countries. Other than these foreign government regulations and certain regulations requiring the protection of certain information about our customers, there are no regulations pertaining to the price determinations, geographic distribution, quality control or service capabilities of our products. We cannot assure you, however, that we will continue to comply as the rapidly changing laws in the Internet and telecommunications fields continue to be shaped in the United States and abroad. New laws or regulations could impose significant restrictions on our business operations, and compliance with these laws and regulations may be costly.

Risks Relating to Our Indebtedness

The significant amount of debt that we have could adversely affect our financial health and prevent us from fulfilling our obligations under the exchange notes.

      As of June 30, 2003, we had $405.0 million of indebtedness outstanding and our percentage of total debt to capitalization was 87.6%. On a pro forma basis, our interest expense for the six months ended June 30, 2003 was approximately $25.3 million and our earnings for the six months ended June 30, 2003 were insufficient to cover our fixed charges by $10.4 million.

      Our level of indebtedness could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to the exchange notes or our other indebtedness;

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to servicing debt, reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and industry; and

•	limit our ability to borrow additional funds.

We may incur more debt, which could exacerbate the risks described above.

      We and our subsidiaries are able to incur substantial additional indebtedness in the future subject to the limitations contained in our new credit facility, the indenture governing the exchange notes and the indenture governing our senior subordinated reset notes. Although these agreements will restrict us and our restricted subsidiaries from incurring additional indebtedness, these restrictions are and will be subject to important exceptions and qualifications. If we or our subsidiaries incur additional debt, the risks that we and they now face as a result of our high leverage could intensify.

The exchange notes will not be guaranteed by our foreign subsidiaries.

      Although the exchange notes will be fully and conditionally guaranteed on a senior secured basis by each of our existing and future U.S. restricted subsidiaries, they will not be guaranteed by our foreign subsidiaries. As a result, the exchange notes will effectively be subordinated to all debt and other liabilities, including trade debt, of our foreign subsidiaries. As of June 30, 2003, our foreign subsidiaries had approximately $30.6 million of outstanding debt and other liabilities, including trade debt, to which the exchange notes are effectively subordinated. Our foreign subsidiaries contributed 35.8% of our total revenues for the twelve months ended June 30, 2003, and represented 11.8% of our total assets as of June 30, 2003.

Federal and state statutes allow courts, under some circumstances, to void the guarantees of the exchange notes and the security interests granted by the guarantors.

      Our creditors or the creditors of one or more guarantors could challenge the guarantees and the security granted by the guarantors as a fraudulent conveyance or on other grounds. The entering into of the guarantees and the granting of the security interests by the guarantors could be found to be a fraudulent transfer and declared void if a court were to determine that:

•	the guarantor delivered the guarantee or the security interest with the intent to hinder, delay or defraud its existing or future creditors;

•	the guarantor did not receive fair consideration for the delivery of the guarantee or the security interest; or

•	the guarantor was insolvent at the time it delivered the guarantee or the security interest.

      To the extent a court voids a subsidiary guarantee or security interest as a fraudulent transfer or conveyance or holds it unenforceable for any other reason, holders of exchange notes would cease to have any claim against the guarantor who delivered that guarantee or security interest. If a court were to take this action, the guarantor’s assets would be applied first to satisfy the guarantor’s liabilities, including trade payables, and preferred stock claims, if any, before any payment in respect of the guarantee or foreclosure on the property or other assets securing the exchange notes by the guarantor could be made. We cannot assure you that a guarantor’s assets would be sufficient to satisfy the claims of the holders of exchange notes relating to any voided portions of any of the guarantees or security interests. A court could also require noteholders to return to the guarantor any payments made under the guarantee if the guarantee is found to be a fraudulent transfer. Although we believe the subsidiary guarantors will be solvent at the time the guarantees on the exchange notes are issued, it is not certain how a court would measure the subsidiary’s solvency for purposes of fraudulent transfer.

Restrictions contained in our new credit facility, the indenture governing the exchange notes and the indenture governing our senior subordinated reset notes could limit our operating activities.

      The indenture under which the exchange notes will be issued contains covenants that restrict our ability, and the ability of our restricted subsidiaries, to:

•	incur or guarantee additional indebtedness, or maintain secured indebtedness in excess of certain limits related to our EDI services revenues;

•	pay dividends or distributions on, or redeem or repurchase, capital stock;

•	make investments;

•	issue or sell capital stock of restricted subsidiaries;

•	engage in transactions with affiliates;

•	grant or assume liens; and

•	consolidate, merge or transfer all or substantially all of our assets.

      Our new credit facility and the indenture governing our senior subordinated reset notes contain similar restrictions. Our new credit facility also contains other and more restrictive covenants, including financial covenants that require us to achieve certain financial and operating results and maintain compliance with specified financial ratios, which are described in “Description of Other Indebtedness.” Our ability to meet these covenants and requirements may be affected by events beyond our control and we may have to curtail some of our operations and growth plans to maintain compliance. Further, because of the restrictions on our ability to grant or assume liens, we may have difficulty securing additional debt financing were we to need additional capital in the future.

Our failure to comply with the covenants contained in the agreements governing our debt, including as a result of events beyond our control, could result in an event of default which could materially and adversely affect our operating results and our financial condition.

      If we are not able to comply with the covenants and requirements contained in the agreements governing our debt, an event of default under the relevant debt instrument could occur. If an event of default does occur, it could trigger a default under our other debt instruments, we could be prohibited from accessing additional borrowings and the holders of the defaulted debt could cause all amounts outstanding with respect to that debt to be declared to be immediately due and payable. We cannot assure you that our assets or cash flow would be sufficient to fully repay borrowings under our outstanding debt instruments or that we would be able to refinance or restructure the payments on those debt securities. Even if we were able to secure additional financing, it may not be available on favorable terms.

The collateral securing the exchange notes is subject to a first-priority lien in favor of the lenders under our new credit facility. If there is a default, the value of the collateral may not be sufficient to repay both the lenders under the credit facility and the holders of the exchange notes.

      If we are unable to repay, refinance or restructure our indebtedness under our new credit facility, the lenders under our new credit facility could proceed against the collateral. In that event, any proceeds received upon a realization of the collateral would be applied first to amounts due under our new credit facility before any proceeds would be available to make payments on the exchange notes. The value of the collateral may not be sufficient to repay both the lenders under our new credit facility and the holders of the exchange notes.

      No appraisal of the value of the collateral has been made in connection with this offering. In particular, the initial purchaser has not performed an appraisal of the value of the collateral. The value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. We cannot assure you that the proceeds from the sale or sales of all of such collateral would be sufficient to satisfy the amounts outstanding under the exchange notes and other obligations secured by the same collateral or collateral subject to a first-priority lien, if any, after payment in full of all obligations secured by the first-priority liens on the collateral. If the proceeds were not sufficient to repay amounts outstanding under the exchange notes, then holders of the exchange notes, to the extent not repaid from the proceeds of the sale of the collateral, would only have an unsecured claim against our remaining assets. As of the date of this prospectus, we have approximately $70.0 million of indebtedness outstanding under our new credit facility and approximately $9.0 million of letters of credit outstanding under that facility.

The rights of the holders of the exchange notes with respect to the collateral securing the exchange notes will be limited pursuant to the terms of the intercreditor agreement.

      Under the intercreditor agreement, at any time that obligations under our new credit agreement are outstanding, any actions that may be taken in respect of the collateral, including the ability to cause the commencement of enforcement proceedings against the collateral and to control the conduct of such proceedings, and the approval of amendments to, releases of collateral from the lien of, and waivers of past default under, the collateral documents, will be at the direction of the lenders under that facility. The trustee, on behalf of the holders of the exchange notes, will not have the ability to control or direct such actions, even if the rights of the holders of the exchange notes are adversely affected. Any release of the first-priority liens upon any collateral approved by the holders of the first-priority liens will also release the second-priority liens securing the exchange notes on the same collateral, subject to certain limitations on the amount of collateral released and to the amount of first-priority lien debt remaining outstanding. Additional releases of collateral from the second-priority lien securing the exchange notes are permitted under some circumstances.

Applicable bankruptcy laws may limit the rights of holders of our secured obligations to foreclose upon the collateral.

      The rights of the holders of obligations secured by the collateral to foreclose upon and sell the collateral upon the occurrence of an event of default also would be subject to limitations under applicable bankruptcy laws if we or any of our subsidiaries become subject to a bankruptcy or other similar proceeding. In addition, because a portion of the collateral consists of pledges of a portion of the stock and other equity interests in certain of our foreign subsidiaries, the validity of those pledges under local law, if applicable, and the ability of the holders of the exchange notes to realize upon the pledged stock or other equity interests under local law, to the extent applicable, may be limited.

We may not be able to generate sufficient cash flow to meet our debt service obligations, including payments on the exchange notes.

      Our ability to generate sufficient cash flow from operations to make scheduled payments on our debt obligations, including the exchange notes, will depend on our future financial performance, which will be affected by a range of economic, competitive and business factors, many of which are outside of our control. If we do not generate sufficient cash flow from operations to satisfy our debt obligations, including interest payments and the payment of principal at maturity on the exchange notes or our senior subordinated reset notes and under our new credit facility, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We cannot assure you that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales, that additional financing could be obtained on acceptable terms, if at all, or that additional financing would be permitted under the terms of our various debt instruments then in effect. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect on our business, financial condition and results of operations, as well as on our ability to satisfy our obligations on the exchange notes.

Risks Relating to the Exchange Notes

There is no existing market for the exchange notes. If one develops, it may not be liquid.

      The exchange notes will constitute a new issue of securities with no established trading market. If a trading market does not develop, purchasers of the exchange notes may not be able to sell them. If any of the exchange notes are traded after their initial issuance, they may trade at a discount from the initial offering price, depending upon:

•	prevailing interest rates, specifically LIBOR;

•	the market for similar securities; and

•	other factors, including general economic conditions and our financial condition, performance and prospects.

      We do not intend to list the outstanding notes or the exchange notes on any national securities exchange or to seek their quotation on any automated dealer quotation system. In addition, the market for non-investment grade debt securities has historically been subject to disruptions that have caused volatility in their prices independent of the operating and financial performance of the issuers of these securities. It is possible that the market for the outstanding notes or the exchange notes, if any are issued, will be subject to these kinds of disruptions. Accordingly, declines in the liquidity and market price of the outstanding notes and the exchange notes, if any are issued, may occur independent of our operating and financial performance. We cannot assure you that any liquid market for the outstanding notes or the exchange notes, if any are issued, will develop.

      Historically, the markets for non-investment grade debt securities have been subject to disruptions that have caused volatility in prices. It is possible that the markets for the exchange notes will be subject to disruptions. These types of disruptions could have a negative effect on you as a holder of the exchange notes, regardless of our prospects and financial performance.

We may not be able to repurchase the exchange notes upon a change of control.

      Upon a change of control, we will be required to make an offer to purchase all outstanding exchange notes at 101% of their principal amount plus accrued and unpaid interest and liquidated damages, if any, up to, but not including, the date of repurchase. The source of funds for any such purchase would be our available cash or third-party financing. However, we cannot assure you that we will have enough available funds at the time of any change of control to make required repurchases of tendered exchange notes. Moreover, we are prohibited by our new credit facility from repurchasing any exchange notes upon a change of control. Our new credit facility also provides that certain change of control events with respect to us constitute a default thereunder. Any future credit agreement or other agreements relating to indebtedness to which we become a party may contain similar restrictions or provisions. If we experience a change of control at a time when we are prohibited from repurchasing the exchange notes, we could seek the consent of our lenders to repurchase the exchange notes or could attempt to refinance the indebtedness that contains the prohibition. In the event that we are unable to obtain consent and do not refinance the indebtedness, we would be prohibited from repurchasing the exchange notes. Our failure to repurchase tendered exchange notes at a time when the repurchase is required by the indenture would constitute a default under the indenture. This default would, in turn, constitute an event of default under the other agreements governing our outstanding debt.

      In addition, the definition of change of control for purposes of the indenture does not necessarily afford protection for the holders of the exchange notes in the event of some types of highly leveraged transactions, including certain acquisitions, mergers, refinancings, restructurings or other recapitalizations, although these types of transactions could increase our indebtedness or otherwise affect our capital structure or credit ratings and the holders of the exchange notes. The definition of change of control for purposes of the indenture also includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of our properties or assets taken as a whole.

      Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition under applicable law. Accordingly, the ability of a holder of exchange notes to require us to repurchase its exchange notes as a result of a highly leveraged transaction or a sale, lease, transfer, conveyance or other disposition of less than all of our assets taken as a whole to another entity or group may be uncertain.

      Although not intended for this purpose, the requirement to make an offer to repurchase the exchange notes upon a change of control may, in some circumstances, make more difficult or discourage a sale or takeover of our company or the removal of incumbent management.

If you do not exchange your outstanding notes for exchange notes in the exchange offer, your outstanding notes will continue to be subject to significant restrictions on transfer, and may be subject to a limited trading market and a significant diminution in value.

      If you do not exchange your outstanding notes for the exchange notes in the exchange offer, you will continue to be subject to the restrictions on transfer described in the legend on your outstanding notes. In general, you may only offer or sell the outstanding notes if they are registered under the Securities Act and applicable state securities laws, or offered or sold pursuant to an exemption from such requirements. We do not intend to register the outstanding notes under the Securities Act. To the extent other outstanding notes are tendered and accepted in the exchange offer, the trading market, if any, for the remaining outstanding notes would be adversely affected and there could be a significant diminution in the value of the outstanding notes as compared to the value of the exchange notes. See “The Exchange Offer — Consequences of the Failure to Exchange.”

An active public market may not develop for the exchange notes, which could adversely affect the market price and liquidity of the exchange notes.

      The exchange notes constitute securities for which there is no established trading market. We do not intend to list the exchange notes on any securities exchange or to seek approval for quotation through any automated quotation system, and no active public market for the exchange notes is currently anticipated. If a market for the exchange notes should develop, the exchange notes could trade at a discount from their principal amount and they may be difficult to sell. Future trading prices of the exchange notes will depend on many factors, including prevailing interest rates, our operating results and the market for similar securities. As a result, we can not give you any assurance that you will be able to resell any exchange notes or, if you are able to resell the price at which you will be able to do so.

If you participate in the exchange offer for the purpose of participating in a distribution of the exchange notes you could be deemed an underwriter under the Securities Act.

      If you exchange your outstanding notes in the exchange offer for the purpose of participating in a distribution of the exchange notes, you may be deemed an underwriter under the Securities Act. If so, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.

You may be impacted by original issue discount.

      The outstanding notes were issued with original issue discount for United States federal income tax purposes. Accordingly, holders of the outstanding notes and exchange notes may be required to include original issue discount in gross income for United States federal income tax purposes in advance of receipt of the cash payments to which the income is attributable.

      In addition, if a bankruptcy case is commenced by or against us under the United States Bankruptcy Code after the issuance of the exchange notes, the claim of the holder of exchange notes may be limited to an amount equal to the sum of:

•	the price the holder of notes is deemed to have paid for the exchange notes and

•	that portion of the original issue discount which is not deemed to constitute “unmatured interest” for purposes of the United States Bankruptcy Code.

      Any original issue discount that was not accreted as of the date of any such bankruptcy filing would constitute “unmatured interest.”

Special Note Regarding Forward-Looking Statements

Forward Looking Statements — Our forward looking statements are subject to a variety of factors that could cause actual results to differ materially from current beliefs.

      This prospectus contains forward-looking statements. These statements are based on current expectations, estimates, forecasts and projections about the industry in which we operate, as well as management’s beliefs and assumptions. They are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict. Forward-looking statements include information concerning possible or assumed future results of operations, capital expenditures, the outcome of pending legal proceedings and claims, the terms of our new revolving credit facility, goals and objectives for future operations, including descriptions of our business strategies and purchase commitments from customers, among other things. These statements are typically identified by words such as “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate,” “may,” “will” and similar expressions. We base these statements on particular assumptions that we have made in light of our industry experience, as well as our perception of historical trends, current conditions, expected future developments and other factors that we believe are appropriate under the circumstances. As you read and consider the information in this prospectus, you should understand that these statements may differ materially from actual outcomes and results.

      These forward-looking statements are affected by risks, uncertainties and assumptions that we make and actual results or outcomes may differ materially from those expressed in the forward-looking statements. These risks, uncertainties and assumptions include, among other things, the factors identified elsewhere in the foregoing “Risk Factors” section and:

•	the potential for continued or increased armed conflicts in the Middle East;

•	rapid technological developments and changes and our ability to introduce competitive new products and services on a timely, cost-effective basis;

•	our ability to attract and retain talent in key technological areas;

•	our ability to operate without our prior relationship to General Electric;

•	the continued availability of financing in the amounts, at the times and on the terms required to support our future operations and our levels of indebtedness;

•	our ability to implement effectively our growth strategy;

•	future investments;

•	growth rates and general domestic and international economic conditions, including interest rate and currency exchange rate fluctuations;

•	our mix of products and services;

•	customer demand for our products and services;

•	our ability to market our products and services effectively;

•	the length of life cycles for the products and services we offer;

•	increasing price and product and services competition by U.S. and foreign competitors, including new entrants;

•	our ability to protect our intellectual property rights;

•	our ability to protect against security breaches and to protect our data centers from damage;

•	our ability to negotiate acquisitions and dispositions and to integrate acquired companies successfully;

•	changes in United States and foreign governmental regulations; and

•	the outcome of future litigation.

      In addition, new risks and uncertainties could arise from time to time that could cause actual results or outcomes to differ from those expressed in the forward-looking statements, and it is impossible to predict these events or how they may affect us.

THE RECAPITALIZATION

      In September 2002, we effected a recapitalization of our company, which resulted in the ownership by Francisco Partners and co-investors, through an indirect subsidiary, of 90%, and the ownership by General Electric, through an indirect subsidiary, of 10%, of our capital stock. We consummated the recapitalization with the proceeds of a $175.0 million term loan and the issuance of $235.0 million of senior subordinated reset notes. We used $350.0 million of the proceeds from the term loan and the issuance of the notes to make a distribution to General Electric. Following the distribution, Global Acquisition Company, which is controlled by Francisco Partners and which had received equity contributions from Francisco Partners and its co-investors, purchased 90% of the capital stock of GXS Holdings from a subsidiary of General Electric. As a result of this transaction, we are no longer an indirect wholly owned subsidiary of General Electric. We believe that our continued relationship with Francisco Partners will be beneficial to our business and do not expect our separation from General Electric to have any material impact on our operations or profitability.

      In connection with the recapitalization, General Electric, Francisco Partners, their respective affiliates and we entered into several agreements, including:

•	a recapitalization agreement;

•	a tax matters agreement;

•	a services agreement;

•	an intellectual property agreement and license;

•	a license agreement allowing us to use the GE monogram for a period of time;

•	an employee lease agreement, which terminated on December 31, 2002, and a transitional services employee agreement; and

•	a stockholders agreement.

      Under the recapitalization agreement, General Electric has agreed that it and its subsidiaries will not engage in any EDI business, as conducted by us, before September 27, 2005. General Electric and GE Investments have also agreed that, until September 27, 2004, they and their affiliates will maintain their respective business relationships with us and that they and their affiliates will continue to purchase products and services from us at the aggregate annual dollar volume prevailing for General Electric and its affiliates in 2001. General Electric, together with its affiliates, historically has been among our top five customers and is currently our top customer, generating $29.6 million, or approximately 7.8%, of our total revenues for the twelve months ended June 30, 2003. The material agreements relating to the recapitalization are described in greater detail in “Related Party Transactions.”

      In connection with the recapitalization, General Electric agreed to reimburse us for certain expenses to be incurred after the recapitalization. Since the recapitalization through June 30, 2003 we have received substantially all reimbursements related to these items, which included:

•	$1.2 million of costs and expenses incurred in connection with the closing in the fourth quarter of 2002 of our data center in Rockville, Maryland;

•	$7.1 million of costs and expenses incurred in connection with the managed network fee payable under a service agreement with WorldCom relating to the outsourcing of our telecommunications infrastructure;

•	$3.8 million for notice pay and severance in connection with a reduction in our work force;

•	$1.5 million of costs and expenses incurred for rebranding our products and implementing an internal computer infrastructure independent of General Electric’s; and

•	$1.6 million representing the aggregate amount of certain employee bonus payments made following the closing of the recapitalization.

      Additionally, General Electric also agreed to indemnify us for all liabilities and expenses incurred in connection with specific legal claims and proceedings. Of the amount reimbursed by General Electric, $13.7 million has been expended as of June 30, 2003. The balance of $1.5 million is expected to be expended by the end of 2003.

      Prior to the recapitalization, our employees and retirees participated in a number of employee benefit plans maintained by General Electric and its affiliates, as described in note 2(j) to our audited consolidated financial statements. Our employees and retirees continue to be eligible for any benefits under these plans in which they were vested at the time of the recapitalization, and General Electric has retained all obligations with respect to the provision of these benefits. Our employees also participated in stock option plans sponsored by General Electric. The General Electric stock options granted prior to the recapitalization continue to vest since the recapitalization but must be exercised no later than five years after the closing of the recapitalization or the original option expiration date, whichever is earlier.

Our Equity Investor

      With $2.5 billion of committed capital, Francisco Partners is one of the world’s largest technology-focused private equity firms. The firm has built one of the industry’s most experienced teams focused on structured investments in technology and technology-related businesses. Francisco Partners targets majority and minority investments in private companies, public companies and divisions of public companies, with transaction values ranging from $50.0 million to $2.0 billion. The principals of Francisco Partners have led investments of over $2.0 billion of equity capital in more than 30 technology companies during the past five years. Francisco Partners’ recent investments include the purchase of XcelleNet from Sterling Commerce, the purchase of Legerity from Advanced Micro Devices, the purchase of AMI Semiconductor and the purchase of the mixed signal integrated circuit operations of Alcatel.

USE OF PROCEEDS

      We will not receive any cash proceeds from the issuance of the exchange notes. The net proceeds from the sale of the outstanding notes in March of 2003, after deduction of underwriting discounts and expenses, were approximately $95.3 million. We used the net proceeds, together with available cash and proceeds from our new credit facility, to repay our then-existing credit facility totaling approximately $174.6 million and to pay other fees and expenses associated with the refinancing. We entered into our then-existing credit facility in September of 2002 in connection with the recapitalization and used the proceeds, together with the proceeds from the issuance of our senior subordinated reset notes, to finance the recapitalization.

CAPITALIZATION

      The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2003. You should read this table together with our historical consolidated financial statements, our unaudited condensed consolidated financial information and the accompanying notes included elsewhere in this prospectus.

As of June 30, 2003

(dollars in thousands,
except share information)
Cash and cash equivalents	$44,547

Long-term debt:
Senior term loan	$70,000
Senior secured floating rate notes	100,023
Senior subordinated reset notes	235,000

Total debt	405,023

Stockholders’ equity:
Common stock — $0.01 par value; 1,000 shares authorized, issued and outstanding actual and as adjusted	—
Additional paid-in capital	251,642
Retained earnings (deficit)	(184,420)
Foreign currency translation	(10,092)

Total stockholders’ equity	57,130

Total capitalization	$462,153

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

      The following unaudited pro forma condensed consolidated financial information has been prepared to reflect our recapitalization in September 2002, the refinancing and the acquisition of substantially all the assets of Celarix. The unaudited pro forma condensed consolidated financial information is based on, and should be read together with, our audited and unaudited historical consolidated financial statements, including the accompanying notes, which are included elsewhere in this prospectus. They should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The assumptions that we have made in preparing the unaudited pro forma condensed consolidated financial information, which management believes are reasonable under the circumstances, are described below and in the notes that accompany the unaudited pro forma condensed consolidated financial information.

      The following unaudited pro forma condensed consolidated financial information has been prepared assuming that our recapitalization, the refinancing and the acquisition of the Celarix assets, including the entering into of our new credit facility, occurred as of January 1, 2002. They therefore give effect to:

•	the issuance and sale of the senior subordinated reset notes for aggregate gross proceeds of $235.0 million;

•	the issuance and sale of the outstanding notes of $105.0 million for proceeds of $99.8 million;

•	the entering into of our new credit facility, consisting of a $70.0 million senior term loan and a $30.0 million revolving credit facility;

•	the repayment in full of our previous senior term loan, including accrued and unpaid interest, and the termination of our previous revolving credit facility;

•	the acquisition of the Celarix assets; and

•	quantifiable adjustments to reflect our results of operations as a stand-alone company.

      The pro forma amounts shown, while shown with numerical specificity based on these assumptions, are subject to uncertainties and contingencies that are beyond our control. To the extent the assumptions change, the amounts shown would change. Accordingly, the unaudited pro forma condensed consolidated financial information and these other estimates are for illustrative purposes only and are necessarily speculative in nature, and actual results may differ materially from those reflected in the unaudited pro forma condensed consolidated financial statements. The unaudited pro forma condensed consolidated financial information does not purport to be indicative of the results of operations that would have been reported had the recapitalization, the offering and the acquisition of the Celarix assets actually been effected on the dates indicated. Management does not believe that the unaudited pro forma condensed consolidated financial information for the results of operations are indicative of future results relating to the Celarix acquisition as we acquired only 20 employees from Celarix and a reduced revenue base and corresponding cost structure.

Unaudited Pro Forma Condensed Consolidated

Statement of Income (Loss)

Year Ended December 31, 2002

		Pro Forma				Pro Forma
		Recapitalization		Pro Forma	Historical	Acquisition
	Historical	Adjustments		Recapitalization	Celarix(h)	Adjustments		Pro Forma

Revenues	$409,454	$—		$409,454	$10,414	$—		$419,868
Costs and operating expenses:
Cost of revenues	245,307	(7,029	)(a)(b)	238,278	10,603 (j)	—		248,881
Sales and marketing	73,331	(430	)(b)	72,901	4,128			77,029
General and administrative	41,176	3,711	(c)	44,887	7,056	—		51,943
Restructuring and related charges	18,406	—		18,406	—	—		18,406
Asset impairment charge	5,425	—		5,425	—	—		5,425
Corporate charges from General Electric Company	7,331	(7,331	)(c)	—	—	—		—

Operating income (loss)	18,478	11,079		29,557	(11,373)	—		18,184
Other income (expense):
Proportionate share of losses in investee companies and investment write-downs	(4,668)	—		(4,668)	—	—		(4,668)
Fees related to recapitalization	(30,085)	30,085	(d)	—	—	—		—
Interest income (expense), net	(13,241)	(38,438	)(f)	(51,679)	(1,476)	—		(53,155)
Other income (expense), net	(83)	—		(83)	—	—		(83)

Loss before income taxes	(29,599)	2,726		(26,873)	(12,849)	—		(39,722)
Provision (benefit) for income taxes	9,858	(20,500	)(g)	(10,642)	—	(5,088	)(k)	(15,730)

Net loss	$(39,457)	$23,226		$(16,231)	$(12,849)	$5,088		$(23,992)

See notes to unaudited pro forma condensed consolidated statements of income.

Unaudited Pro Forma Condensed Consolidated

Statement of Income (Loss)

Six Months Ended June 30, 2003

		Pro Forma				Pro Forma
		Recapitalization		Pro Forma	Historical	Acquisition
	Historical	Adjustments		Recapitalization	Celarix (i)	Adjustments		Pro Forma

Revenues	$182,379	$—		$182,379	$2,103	—		$184,482
Costs and operating expenses:
Cost of revenues	105,779	—		105,779	1,891 (j)	—		107,670
Sales and marketing	35,614	—		35,614	1,042	—		36,656
General and administrative	21,603	—		21,603	1,286	—		22,889
Restructuring and related charges	3,133	—		3,133	—	—		3,133
Gain on sale of assets	(700)	—		(700)	—	—		(700)

Operating income	16,950	—		16,950	(2,116)	—		14,834
Other income (expense):
Proportionate share of losses in investee companies and investment write-downs	(760)	—		(760)	—	—		(760)
Write-off of deferred financing costs	(5,548)	5,548	(e)	—	—	—		—
Interest income (expense), net	(23,101)	(2,219	)(f)	(25,320)	(19)	—		(25,339)
Other income (expense), net	624	—		624	—	—		624

Loss before income taxes	(11,835)	3,329		(8,506)	(2,135)	—		(10,641)
Provision (benefit) for income taxes	(1,754)	(1,614	)(g)	(3,368)	—	(845	)(k)	(4,213)

Net loss	$(10,081)	$4,943		$(5,138)	$(2,135)	$845		$(6,428)

See notes to unaudited pro forma condensed consolidated statements of income.

Notes To Unaudited Pro Forma Condensed Consolidated

Statements of Income (Loss)

(a)	Adjustment to reduce our managed network fee for that portion of the managed network fee relating to excess network capacity being assumed by General Electric as part of the recapitalization. The adjustment for excess network capacity has been calculated by deducting from the total managed network fee an amount equal to the sum of the percentage of the total network bandwidth actually utilized by us for the relevant period multiplied by the total managed network fee paid by us during that period. This adjustment is intended to reflect the actual managed network fee that we would have incurred had we been operating as an independent company. In connection with the recapitalization, General Electric has agreed to reimburse us and indemnify us for any and all amounts in excess of the actual cost of the bandwidth utilized by us under our current network management agreement. Cost of revenues has been reduced as follows for each period:

		Six Months
	Year Ended	Ended
	December 31,	June 30,
	2002	2003

	(in thousands of dollars)
Cost of revenues	$5,525	$—

(b)	Adjustments to reduce cost of revenues and sales and marketing expenses for equipment and facilities leases that were retained or assumed by General Electric in connection with the recapitalization as follows for each period:

		Six Months
	Year Ended	Ended
	December 31,	June 30,
	2002	2003

	(in thousands of dollars)
Cost of revenues	$1,504	$—
Sales and marketing	430	—

Total	$1,934	$—

(c)	Adjustments to eliminate corporate charges from General Electric and to increase general and administrative expenses for estimated incremental costs of approximately $2.9 million annually for accounting, treasury, tax, legal, human resources and corporate governance functions that were historically provided by General Electric. Management believes that its estimate of the incremental costs for these functions is more indicative of the costs that will be incurred by us in future periods than the corporate charge from General Electric. We have also entered into an advisory services agreement with Francisco Partners for the provision of advisory and other services for an annual fee, of $2.0 million plus expenses. The amount of this fee has been reflected in the pro forma financial information. However, Francisco Partners has informed us that it will defer receipt of the fee and, accordingly, the fee will be recorded as an accrued liability on our consolidated balance sheet. The pro forma adjustment for the twelve months ended December 31, 2002 includes the estimated incremental administrative costs of $2.2 million and the Francisco Partners advisory fee of $1.5 million for the nine-month period prior to the recapitalization for a total pro forma adjustment of $3.7 million.

(d)	In connection with the recapitalization, we incurred $30.1 million in fees and expenses related to the recapitalization. As these fees and expenses are related to a one-time event, they have not been reflected in our pro forma condensed consolidated financial statements. These fees and expenses were expensed in the period they were incurred.

(e)	In connection with the refinancing, we wrote off $5.5 million of deferred financing costs associated with the original senior secured credit facility incurred during the September 2002 recapitalization. As these costs will not have a continuing impact on our results, they have not been reflected in our pro forma condensed consolidated financial statements.

Notes To Unaudited Pro Forma Condensed Consolidated
Statements of Income (Loss) — (Continued)

(f)	Adjustments to reflect interest expense associated with:

•	the issuance of our senior subordinated reset notes at an initial interest rate of 12.0%;

•	the issuance of the outstanding notes at an initial interest rate of 12.0%, based upon the LIBOR rate at the time of issuance;

•	the amortization of deferred financing costs associated with our new credit facility, our senior subordinated reset notes and the exchange notes over the expected term of the applicable debt; and

•	the amortization of the original issue discounts associated with the exchange notes.

The pro forma adjustment for the year ended December 31, 2002 represents a full year of interest assuming borrowings under the $235.0 million of senior subordinated reset notes, the $105.0 million senior secured floating rate notes and the $70.0 million term loan portion of the credit facility were outstanding for the entire fiscal year. The pro forma adjustment for the six months ended June 30, 2003, represents the interest costs related to the $105.0 million senior secured floating rate notes and the $70.0 million term loan portion of the credit facility in excess of the interest costs on the $175.0 million senior term loan issued at the time of the recapitalization.

These pro forma adjustments are net of the elimination of historical interest income and expense relating to our existing senior term loan, which was repaid in full in the refinancing.

A 1.0% increase or decrease in LIBOR would have resulted in a $1.8 million and $0.8 million adjustment to pro forma interest expense for the year ended December 31, 2002 and the six months ended June 30, 2003, respectively, subject to LIBOR floors as described in this prospectus. The interest rate on the senior subordinated reset notes was to be reset on September 27, 2003 pursuant to the formula described under “Description of Other Indebtedness — Senior Subordinated Reset Notes” up to a maximum of 17.0% per annum. We are currently in discussions with GECC, the holder of the senior subordinated reset notes, concerning the interest rate on the senior subordinated reset notes. If the interest rate on the senior subordinated reset notes is increased to the maximum rate of 17%, our annual interest expense would increase by $11.8 million, $7.1 million of which we would be required to pay in cash.

(g)	Adjustment to reflect the estimated income tax rate of 39.6% as a stand-alone company and the estimated tax effect of adjustments (a) through (f) above at that rate.

(h)	Reflects the historical results of Celarix for the period from January 1, 2002 to December 31, 2002.

(i)	Reflects the historical results of Celarix for the period from January 1, 2003 to June 3, 2003.

(j)	Includes research and development expense of $3.8 million and $0.6 million for the twelve months ended December 31, 2002 and the six months ended June 30, 2003, respectively.

(k)	Adjustment to reflect the estimated income tax benefit of net operating losses of Celarix at our estimated effective tax rate of 39.6%. Such benefit has been recognized based upon management’s belief that we would have been more likely than not to recognize the tax benefit of these net operating losses.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

      The following table presents our selected historical consolidated financial information. The historical consolidated financial information as of December 31, 2001 and 2002 and for each of the fiscal years ended December 31, 2000, 2001 and 2002 has been derived from, and should be read together with, our audited consolidated financial statements and the accompanying notes included elsewhere in this prospectus. The selected financial data set forth below as of June 30, 2003 and for the six months ended June 30, 2002 and June 30, 2003 has been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The selected financial data set forth below as of December 31, 1998 and 1999 and for the year ended December 31, 1998 have been derived from our unaudited consolidated financial information, which has not been included in this prospectus. The selected financial data set forth below as of December 31, 2000 and for the year ended December 31, 1999 have been derived from audited consolidated financial information not included in this prospectus. In the opinion of management, all adjustments considered necessary for a fair presentation have been included in our interim financial statements. Interim results are not necessarily indicative of the results that can be expected for any future period or for the full fiscal year.

      The financial data set forth below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

						Six Months
	Year Ended December 31,					Ended June 30,

	1998	1999	2000	2001	2002	2002	2003

	(in thousands of dollars)
Operating Data:
Revenues	$674,922	$663,934	$565,655	$464,179	$409,454	$209,669	$182,379
Costs and operating expenses:
Cost of revenues	389,225	376,974	342,314	292,654	245,307	123,738	105,779
Sales and marketing	153,863	142,548	129,122	119,448	73,331	37,472	35,614
General and administrative	47,897	54,879	52,907	45,295	41,176	20,152	21,603
Gains on sales of assets	—	—	—	(8,576)	—	—	(700)
Restructuring and related charges(1)	—	—	—	9,421	18,406	8,964	3,133
Asset impairment charge(5)	—	—	—	4,287	5,425	—	—
Corporate charge from General Electric(2)	11,237	11,321	11,249	12,940	7,331	4,887	—

Operating income (loss)	72,700	78,212	30,063	(11,290)	18,478	14,456	16,950
Other income (expense):
Gain on disposition of business	—	—	50,745	—	—	—	—
Gains on sales of investments	85	12,373	36,612	144,638	—	—	—
Proportionate share of losses in investee companies and investment write-downs	(7,889)	(7,906)	(18,759)	(23,417)	(4,668)	(16)	(760)
Fees related to recapitalization(6)	—	—	—	—	(30,085)	—	—
Write-off of deferred financing costs(7)	—	—	—	—	—	—	(5,548)
Interest income	3,477	613	10,726	6,570	1,285	828	492
Interest expense	(2,315)	(1,597)	(12,007)	(5,334)	(14,526)	(1,674)	(23,593)
Other income (expense), net(3)	1,340	3,823	13,232	6,705	(83)	516	624

Income (loss) before income taxes	67,398	85,598	110,612	117,872	(29,599)	14,110	(11,835)
Provision (benefit) for income taxes	22,063	30,868	42,793	49,278	9,858	8,448	(1,754)

Net income (loss)	$45,335	$54,730	$67,819	$68,594	$(39,457)	5,662	(10,081)

Other Financial Data:
Depreciation and amortization	25,557	31,619	33,451	41,943	47,768	21,416	23,427
Capital expenditures	18,307	50,469	83,037	73,159	37,815	20,814	15,448

						As of
	As of December 31,					June 30,

	1998	1999	2000	2001	2002	2003

	(in thousands of dollars)
Balance Sheet Data (at end of period):
Total assets	$285,250	$314,709	$531,952	$327,209	$572,677	$568,656
Total debt	—	4,200	6,474	43,922	409,562	405,023
Stockholder’s equity	150,216	170,315	316,103	127,494	57,996	57,130
Financial Ratios (at end of period):
Ratio of earnings to fixed charges(4)	3.52x	4.27x	5.25x	8.67x	—	—

(1)	Restructuring and related charges for 2001 consisted of $6.5 million of severance and related costs, $0.7 million for lease termination and other costs and $2.2 million for asset write-offs. The 2001 restructuring involved the termination of 548 employees and the exit of a facility. Restructuring and related charges for the year ended December 31, 2002 were $18.4 million, principally consisting of severance and lease termination costs. The 2002 restructuring involved the termination of 257 employees primarily in our professional services and sales organizations. During the first six months of 2003 we incurred approximately $3.1 million in restructuring costs related to facilities and equipment lease buy-outs, facility exit costs and headcount reductions of 17 people primarily in our data center, engineering and services organizations.

(2)	Each year, General Electric charged us a fixed percentage of our budgeted total costs for that year as a corporate charge. Following the recapitalization, we no longer pay a corporate charge to General Electric.

(3)	Other income (expense), net consists primarily of aggregate gains (losses) on foreign currency transactions, minority interest income (expense) and, in 2000 and 2001, income from GECC as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(4)	Earnings used in computing the ratio of earnings to fixed charges consist of income before income taxes plus fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt issue costs and that portion of lease expense representative of interest expense. Earnings were insufficient to cover fixed charges for the year ended December 31, 2002 by $25.5 million and by $11.6 million for the six months ended June 30, 2003. Results for the year ended December 31, 2002 include $30.1 million of non-recurring fees related to the recapitalization and depreciation and amortization of $47.8 million. Results for the six months ended June 30, 2003 included depreciation and amortization of $23.4 million.

(5)	During the year ended December 31, 2002, we recorded an impairment charge of $5.4 million primarily related to certain software under development for which the plans to deploy were curtailed. During the year ended December 31, 2001, we recorded a goodwill impairment charge of $4.3 million related to the abandonment of an Irish operation that developed and marketed e-commerce software products for sale to small businesses.

(6)	We incurred $30.1 million of fees to consummate the recapitalization including $20.0 million for services rendered by Francisco Partners, L.P.

(7)	In connection with the refinancing, we wrote off $5.5 million of deferred financing costs that were incurred in establishing our previous senior term loan.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion and analysis of our consolidated financial condition and results of operations should be read in conjunction with our audited and unaudited consolidated financial statements, “Selected Historical Consolidated Financial Information” and “Unaudited Pro Forma Condensed Consolidated Financial Information,” and the accompanying notes, which are included elsewhere in this prospectus.

      The following discussion and analysis also contains forward-looking statements, which reflect the expectations, beliefs, plans and objectives of management about future financial performance and/or assumptions underlying or judgments concerning matters discussed below. These statements, accordingly, involve estimates, assumptions, judgments and uncertainties. In particular, this pertains to management’s comments on financial resources, capital spending and the outlook for our business. In addition to other contingency matters and related cautionary statements discussed elsewhere in this prospectus, you should also read and review the section entitled “Risk Factors” for some important factors that could cause actual results or outcomes to differ materially from those addressed in forward-looking statements.

Overview

      We are a leading provider by transactions processed of transaction management infrastructure products and services that enable companies to electronically exchange essential business documents. We process more than one billion transactions annually. Our EDI services, which contribute the majority of our revenues, allow our customers to reduce costs and improve efficiency by enabling the electronic exchange of business documents among our customers’ computer systems and those of their trading partners. EDI supplements or replaces traditional document transport media, including postal, fax, telephone and e-mail systems. In addition to our EDI services, we also offer other transaction management solutions, including integration software and marketplace solutions. Our integration software enables customers to self-manage the exchange of information among disparate business systems and applications within and among enterprises. Our marketplace solutions help automate collaborative business processes and interactions among trading partners through private, Web-based portals and allow trading partners, through the use of a standard Web browser, to offer and participate in business processes such as electronic auctions and requests for proposals. We were founded in the late 1960s and have been a leading provider of EDI services for 18 years.

      In addition to our EDI services and other transaction management solutions, we offer custom messaging and network solutions, which consist of applications and products, developed for specific customers for use on our proprietary operating system and managed network solutions that enable customers to outsource the management and operations of network communications.

      In 2000, 2001 and 2002 we derived approximately 48.2%, 63.5% and 68.2% of our revenues from recurring transaction processing fees generated by our EDI services and other transaction management solutions. For most transactions, we charge a transaction processing fee to both the sending and the receiving party. Because the transactions we process, such as the exchange of invoices and purchase orders, are routine and essential to the day-to-day operations of our customers, the revenues generated from these fees tend to be highly recurring in nature. Although our typical contract for EDI services has a 30-day term, as is customary in the industry, our average monthly renewal rate for EDI customers was approximately 99.3% for the twelve months ended June 30, 2003. In addition, many of our larger customers are committed to multi-year contracts. We process more than one billion transactions annually among more than 100,000 trading partners. We estimate that these transactions represent over $500 billion in goods and services exchanged. Transaction processing revenues are recognized on a per transaction basis in the period the related transaction is processed. Revenues on contracts with monthly or quarterly minimum transaction levels are recognized based on the greater of actual transactions processed or the specified contract minimums.

      We also generate revenues from the licensing of our software. These licenses are either for perpetual use or for a fixed term. Licensing revenues are recognized when the license agreement is signed, the license fee is fixed and determinable, delivery has occurred and collection is considered probable. In connection with the licensing of our software products, we provide software maintenance services that also generate recurring revenues. We typically charge between 15% and 20% of the initial license fee on an annual basis for these maintenance services. We recognize software maintenance revenues over the life of the related maintenance contracts, which is typically one year. We currently have more than 4,000 software maintenance contracts. In 2000, 2001 and 2002, we derived approximately $11.9 million, $14.4 million and $13.6 million in revenues from fees relating to these contracts.

      We also generate revenues by providing professional services in connection with our range of products and services. These services generally are provided under time and material contracts and revenue is recognized as the related services are provided.

      Customers of our marketplace solutions typically contract with us to provide a private, Web-based portal to facilitate interactions with existing or potential trading partners. The private portal is normally paid for entirely by the hub customer, with the cost based on the size of the hub’s trading community. The fees typically include an initial charge to initiate and implement the services plus an annual fee that is generally equal to the initial fee. We recognize the initial fee over the life of the contract.

      Most of our costs are fixed and primarily consist of salary compensation and related benefits, as well as expenses for infrastructure equipment, such as hardware or software, and costs associated with the procurement of our telecommunications network services.

Recent Trends and Cost-Reduction Initiatives

      A number of major trends over the past several years have caused us to re-evaluate our strategic focus, our mix of products and services and our corporate cost structure. For most of the 1990’s, we focused on providing customized information technology solutions to our customers, while also providing standard EDI services and a variety of other transaction management solutions. In 2000, 32.4% of our revenues were generated by our custom messaging and network solutions, 39.3% were generated by EDI services and 28.3% were generated by other transaction management solutions.

      The proliferation of the Internet and other technological advances in computing and telecommunications transformed the transaction management industry between 2000 and 2002. Our business was impacted in several ways. First, our custom messaging and network solutions declined rapidly as customers moved to less customized, open systems based solutions. This decline was exacerbated by the loss of a key customer and migration by some of our customers to more standardized year 2000 compliant systems during this time period. From 2000 to 2002, revenues from our custom messaging and network solutions declined from $183.7 million to $64.8 million.

      At the same time, the Internet and related technologies improved the growth profiles of our EDI services and other transaction management solutions, as more companies implemented our systems to enhance their productivity. From 2000 to 2002, revenues generated by our EDI services grew from $222.0 million to $256.1 million. Revenued generated by our other transaction management solutions, which are largely driven by discretionary corporate information technology spending, peaked in 2000, at $159.9 million, or 28.3% of our total revenues.

      In response to the rapidly growing demand for EDI services and other transaction management solutions, such as our online marketplaces, we dedicated substantial resources and personnel, significantly increasing the cost structure of those businesses. As the economy began to slow and the growth we expected for our EDI services and other transaction management solutions did not materialize, our expanded cost structure had a significant impact on our profitability.

      In response to the weakening general economic conditions and corresponding effect on demand for some of our products and services, we reduced our cost structure through the removal of excess capacity in our sales force, our professional services organization and our computing and network infrastructure; the cancellation and consolidation of various marketing and development programs related to products and services that were not generating sufficient revenues to support the continued investment and reductions in back-office personnel. These efforts enabled us to reduce our operating cost, and improve our margins, despite continued declines in demand for our other transaction management solutions and custom messaging and network solutions.

      Throughout 2002, the general economic weakness continued, resulting in slower growth in our EDI services than experienced in prior years and continued declines in demand for our other transaction management solutions. Custom messaging and network solutions also continued to decline, although at a slower pace than in previous years. As a result, we have shifted our focus to growing our EDI services business and servicing our existing customers and their trading communities. We continue to focus on maintaining a cost structure that is appropriate for our existing revenue base and revenue expectations.

      Seasonal revenue fluctuations are common in our industry and result primarily from fluctuations in the volume of business transactions during the year. A somewhat greater portion of our revenues tend to be recognized in our fourth quarter due to higher transaction activity and the software buying patterns of our customers. As a result, the second half of our year tends to be stronger than the first half. Over the last several months, our revenues have been negatively affected by the general economic slowdown that began in the first half of 2001, particularly in the United States, which was exacerbated by the events of September 11, 2001.

Celarix Acquisition

      On June 3, 2003 we acquired substantially all of the assets of Celarix related to its logistics integration and visibility solutions business. We estimate the value of the preferred stock and common stock issued as consideration for the Celarix assets to be approximately $0.6 million and the value of the liabilities we assumed to be approximately $1.3 million. We do not expect the acquisition of the Celarix assets to have a material impact on our future financial condition or results of operations.

      Based in Cambridge, Massachusetts, Celarix is a provider of logistics integration and visibility solutions. Celarix’s logistics integration and visibility solutions help organizations to connect to logistics trading partners and retrieve, use and share shipment status information through their supply chains. For the twelve months ended March 31, 2003, the portion of Celarix revenue relating to its logistics integration and visibility solutions division was $6.4 million.

Separation from General Electric

      Prior to the recapitalization, we were a wholly owned, indirect subsidiary of General Electric and therefore the following discussion analyzes our results of operations and financial condition as we operated as a wholly owned subsidiary of General Electric until the recapitalization on September 27, 2002.

      In connection with the recapitalization, we entered into a number of agreements with General Electric and its affiliates, which govern the relationship between General Electric and its affiliates and us following the recapitalization. These agreements provide for the allocation of employee benefits, tax and other liabilities and obligations attributable to periods prior to the recapitalization, and include a services agreement, an employee lease agreement and a transitional employee services agreement. The services agreement, employee lease agreement and transitional employee services agreement set forth the charges generally intended to allow General Electric and its affiliates to fully recover the allocated direct costs of providing the services and employees required to be provided by these agreements, plus all related out-of-pocket expenses, but without any profit. These agreements are described in more detail in “The Recapitalization,” and “Related Party Transactions.” The employee lease agreement terminated as of November 18, 2002 in the case of covered U.S. employees and as of December 31, 2002 in the case of covered expatriate employees, at which times these employees again became our employees.

      We derived approximately $29.3 million, or 5.2%, of our revenues from General Electric and its affiliates in 2000, $30.6 million, or 6.6% in 2001 and $28.9 million, or 7.1% in 2002. In connection with the recapitalization, General Electric and GE Investments agreed, until September 27, 2004, that they and their affiliates will maintain their business relationships with us on terms and conditions substantially similar to those in effect on the date of the recapitalization agreement and that they and their affiliates will continue to purchase products and services from us at the aggregate annual dollar volume prevailing for General Electric and its affiliates in 2001. For the nine-month period ending June 30, 2003, sales to General Electric and its affiliates totaled $20.6 million.

      The following discussion of our historical results of operations does not necessarily include all of the expenses that would have been incurred by us had we been a separate, stand-alone entity and may not necessarily reflect what our results of operations, financial position and cash flows would have been had we been a stand-alone entity during the periods presented or what our results of operations, financial position and cash flows may be in the future. For example, each year, General Electric charged us a fixed percentage of our budgeted total costs for that year as a corporate charge for various centralized services that General Electric provides to us as needed during the year, such as compensation and benefit plan design, tax planning, marketing support, treasury, auditing and public company reporting. We estimate that the cost of replacing these services would have been approximately $2.9 million on an annual basis. In addition, we have entered into an agreement with Francisco Partners under which we have agreed to pay to Francisco Partners a fee of $2.0 million annually plus expenses for financial advisory and consulting services. Francisco Partners has informed us of its intent to defer receipt of the fee.

Critical Accounting Policies

      Management’s discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which are prepared in accordance with accounting principles generally accepted in the United States. Some accounting policies require us to make estimates and assumptions about future events that affect the amounts reported in our financial statements and the accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results could differ from those estimates, and any differences may be material to the financial statements. A description of all of our significant accounting policies used are described in Note 2 to our consolidated financial statements, which are included elsewhere in this prospectus. Some of these policies involve a higher degree of judgment and complexity in their application and represent the critical accounting policies used in the preparation of our financial statements. These critical accounting policies, in management’s judgment, are those described below. If different assumptions or conditions were to prevail or if our estimates and assumptions prove to be incorrect, actual results could be materially different from those reported.

      Revenue Recognition. In many cases, our recognition of revenue from the licensing of our software products requires judgment. When our software requires significant customization and modification, we estimate the total cost of the contract and recognize revenue based on actual costs incurred in relation to the total estimated cost. If we made different judgments or utilized different estimates of the total amount of work we expect to be required to customize or modify the software, the timing of our revenue recognition and our margins from period to period may have differed materially from that reported. In situations where we host software, we estimate the feasibility of the customer either running the software on its own systems or contracting with another party to host the software. If neither is feasible, license revenue is recognized over the term of the hosting contract. If either is feasible, license revenue is recognized when the software is delivered, and hosting revenue is recognized over the life of the hosting contract. If our assessment of this feasibility, including any penalties under the customer contracts, were different, the timing of our revenue recognition could differ materially.

      In many cases, we deliver multiple products and services to the same customer. In these cases, we allocate revenue to each component of the arrangement using the residual value method. This means that we defer revenue from the total fees associated with the arrangement in an amount equal to the fair value of the elements of the arrangements that have not been delivered. The fair value of any undelivered element is established by using historical evidence specific to us. If we were to allocate the respective fair values of the elements differently, the timing of our revenue recognition could differ materially.

      Valuation of Accounts Receivable. We must make estimates of potential sales returns, allowances and bad debts in valuing our accounts receivable. We analyze historical returns, current economic trends and changes in customer demand and acceptance of our products and services when evaluating the adequacy of the provision for sales returns and allowances. We analyze historical bad debts, customer concentrations, customer credit-worthiness, and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. However, if the financial condition of our customers were to deteriorate, their ability to make required payments may become impaired, and increases in these allowances may be required. As of December 31, 2002 and June 30, 2003, we had allowances for doubtful accounts and sales allowances of $9.6 million and $9.3 million, respectively.

      Capitalization of Software. We capitalize software development costs in accordance with AICPA Statement Of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” We begin to capitalize software development costs for software to be used internally when we enter the application development stage. This occurs when we have completed the preliminary project stage, our management authorizes and commits to funding the project and we believe it is feasible that the project will be completed and the software will perform the intended function. We stop capitalizing costs related to a software project when we believe we have entered the post implementation and operation stage. We capitalized approximately $30.2 million, $33.3 million and $26.9 million in software development costs in 2000, 2001 and 2002, respectively. We capitalized approximately $10.0 million in software development costs during the six months ended June 30, 2003. If we were to make different determinations with respect to the stage of development that a software project had achieved, then the amount we capitalize and the amount we charge to expense for that project could differ materially.

      The costs we capitalize during the application development stage consist of payroll and related costs for our employees who are directly associated with and who devote time to a project to develop software for internal use to the extent of time directly involved on the project. We also capitalize the direct costs of materials and services which generally includes outside contractors. We do not capitalize any general and administrative overhead costs or costs incurred during the application development stage related to training or data conversion costs. We also capitalize costs related to upgrades and enhancements to internal-use software if those upgrades and enhancements result in additional functionality. If upgrades and enhancements do not result in additional functionality, then we expense those costs as incurred. If we were to make different determinations with respect to whether upgrades or enhancements to software would result in additional functionality, then the amount we capitalize and the amount we charge to expense for that project could differ materially.

      We begin to amortize capitalized costs with respect to development projects for software for internal use when the software is ready for use. We generally amortize the capitalized software development costs using the straight-line method over a five-year period. In determining and reassessing the estimated useful life over which the cost incurred for the software should be amortized, we consider the effects of obsolescence, technology, competition and other economic factors. Amortization expense related to software for internal use was $18.4 million for the twelve months ended December 31, 2002 and $8.4 million for the six months ended June 30, 2003. If we were to make different determinations with respect to the estimated useful lives of the software, then the amount of amortization we charge in a particular period could differ materially.

      We expense, as incurred, research and development costs associated with software developed for license to potential customers because we apply the working model method and as such the costs incurred from the date of working model to commercial release to customers is not material.

      Valuation of Long-Lived Assets. Long-lived assets consist primarily of property and equipment, including capitalized costs for software developed for internal use, and goodwill totaling $168.4 million and $162.0 million as of December 31, 2002 and June 30, 2003, respectively. We periodically evaluate the appropriateness of the estimated useful life of property and equipment and, when appropriate, adjust the useful life thereby increasing or decreasing the depreciation expense recorded in the current and in future reporting periods. We also assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

•	significant underperformance relative to expected historical or projected future operating results;

•	significant changes in technology or in the manner of our use of the acquired assets or the strategy for our overall business; and

•	significant negative industry or economic trends.

      When we determine that the carrying value of long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our business. This process is inherently subjective as it requires management to make estimates and assumptions about future cash flows. In 2001 and 2002, we recognized asset impairment charges of $4.3 million and $5.4 million, respectively.

      In 2002, Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” became effective and, as a result, we ceased amortizing approximately $11.1 million of goodwill. We had recorded approximately $7.0 million and $7.2 million of goodwill amortization on this amount during 2000 and 2001, respectively. Had we adopted the SFAS No. 142 at the beginning of each year, our net income would have been $72.1 million and $72.8 million in 2000 and 2001, respectively.

      Deferred Tax Assets. As of December 31, 2002 and June 30, 2003, we had a net deferred tax asset of approximately $265.2 million and $267.2 million, respectively. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in assessing the realizability of deferred tax assets. In connection with the recapitalization, we made a tax election in the United States that required us to revalue our assets and liabilities for U.S. federal income taxes purposes. This election will provide us with future tax deductions in excess of amounts reflected in our consolidated financial statements, principally related to depreciation and amortization expense. We have estimated the tax benefit of this revaluation to be approximately $239.3 million, and have recognized this amount on our consolidated balance sheet as of December 31, 2002 based upon our belief that the amount of the difference will be recoverable through future taxable income. If our future taxable income is not sufficient to allow recovery, we may be required to record valuation allowances for this deferred tax asset in future periods, the amounts of which could be material.

      Contingencies. We periodically record the estimated impacts of various conditions, situations or circumstances involving uncertain outcomes. These events are called contingencies and our accounting for these events is prescribed by SFAS No. 5, “Accounting for Contingencies.” SFAS No. 5 defines a contingency as “an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur.” Contingent losses must be accrued if:

•	information is available that indicates it is probable that the loss has been incurred, given the likelihood of the uncertain future events; and

•	that the amount of the loss can be reasonably estimated.

      The accrual of a contingency involves considerable judgment on the part of management. Legal proceedings have elements of uncertainty, and in order to determine the amount of reserves required, if any, we assess the likelihood of any adverse judgments or outcomes to pending and threatened legal matters, as well as potential ranges of probable losses. We use internal expertise and outside experts, as necessary, to help estimate the probability that a loss has been incurred and the amount or range of the loss. A determination of the amount of reserves required for these contingencies is made after analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy. Our most significant contingency is a dispute over telecommunication charges as described in note 15 to our audited consolidated financial statements for the year ended December 31, 2002, included elsewhere in this prospectus. In the event that we incur a loss in the future with respect to a contingency for which General Electric has indemnified us, the resulting loss will be recorded in our net income for that period along with a corresponding capital contribution from General Electric.

Results of Operations

      The following table sets forth information about our results of operations, both in absolute terms and as a percentage of total revenues (in thousands, except percentages):

	Years Ended December 31,						Six Months Ended June 30,

	2000		2001		2002		2002		2003

	$	%	$	%	$	%	$	%	$	%

Revenues:
EDI Services	222,048	39.3	246,991	53.2	256,108	62.6	128,622	61.4	119,668	65.6
Other transaction management solutions	159,873	28.3	135,385	29.2	88,537	21.6	48,902	23.3	31,133	17.1
Custom messaging and network solutions	183,734	32.4	81,803	17.6	64,809	15.8	32,145	15.3	31,578	17.3

Total Revenues	565,655	100.0	464,179	100.0	409,454	100.0	209,669	100.0	182,379	100.0
Costs and operating expenses:
Cost of revenues	342,314	60.5	292,654	63.0	245,307	59.9	123,738	59.0	105,779	58.0
Sales and marketing	129,122	22.8	119,448	25.7	73,331	17.9	37,472	17.9	35,614	19.5
General and administrative	52,907	9.4	45,295	9.8	41,176	10.1	20,152	9.6	21,603	11.8
Gains on sales of assets	—	—	(8,576)	(1.9)	—	—	—	—	(700)	(0.4)
Restructuring and related charges	—	—	9,421	2.0	18,406	4.5	8,964	4.3	3,133	1.7
Asset impairment charge	—	—	4,287	0.9	5,425	1.3	—	—	—	—
Corporate charge from General Electric	11,249	2.0	12,940	2.8	7,331	1.8	4,887	2.3	—	—

Operating income (loss)	30,063	5.3	(11,290)	(2.4)	18,478	4.5	14,456	6.9	16,950	9.3
Other income (expense):
Gain on disposition of business	50,745	9.0	—	—	—	—	—	—	—	—
Gains on sales of investments	36,612	6.5	144,638	31.1	—	—	—	—	—	—
Proportionate share of losses in investee companies and investment write-downs	(18,759)	(3.3)	(23,417)	(5.0)	(4,668)	(1.1)	(16)	(0.0)	(760)	(0.4)
Fees related to recapitalization	—	—	—	—	(30,085)	(7.3)	—	—	—	—
Write-off of deferred financing costs	—	—	—	—	—	—	—	—	(5,548)	(3.0)
Interest income	10,726	1.9	6,570	1.4	1,285	0.3	828	0.4	492	0.3
Interest expense	(12,007)	(2.1)	(5,334)	(1.1)	(14,526)	(3.5)	(1,674)	(0.8)	(23,593)	(12.9)
Other income (expense), net	13,232	2.3	6,705	1.4	(83)	(0.0)	516	0.2	624	0.3

Income (loss) before income taxes	110,612	19.6	117,872	25.4	(29,599)	(7.2)	14,110	6.7	(11,835)	(6.5)
Provision (benefit) for income taxes	42,793	7.6	49,278	10.6	9,858	2.4	8,448	4.0	(1,754)	(1.0)

Net income (loss)	67,819	12.0	68,594	14.8	(39,457)	(9.6)	5,662	2.7	(10,081)	(5.5)

Results of Operations

Six Months Ended June 30, 2003 Compared to Six Months Ended June 30, 2002

      Revenues. Revenues decreased by $27.3 million, or 13.0%, to $182.4 million for the six months ended June 30, 2003 from $209.7 million for the six months ended June 30, 2002.

      EDI services. Revenues from EDI services decreased by $8.9 million, or 6.9%, to $119.7 million for the six months ended June 30, 2003 from $128.6 million for the six months ended June 30, 2002. The $8.9 million revenue decrease in EDI services revenue was primarily driven by lower EDI*Express volume resulting in a revenue decrease of $13.7 million in the Americas partially offset by higher volume and a revenue increase of $3.0 million in Europe. Also impacting revenue was a decline in professional services revenue of $3.7 million due to the conclusion of a significant project, and a favorable foreign currency exchange impact of $4.8 million.

      Key factors contributing to the lower volume include: cyclical economic pressure on our clients in the retail, automotive, and high tech industries; volume impact of two clients, Kmart Corporation, who filed for bankruptcy during the first quarter of 2002 and Fleming Cos. Inc., who filed for bankruptcy during the second quarter of 2003; and a significant client whose volumes with us were negatively impacted by the consolidation of ordering activity from individual stores to regional distribution centers. Price increases implemented in the fourth quarter of 2002 were offset by an increased overall level of mailbox cancellations during the six months ended June 30, 2003.

      Other transaction management solutions. Revenues from other transaction management solutions decreased by $17.8 million, or 36.4% to $31.1 million for the six months ended June 30, 2003 from $48.9 million for the six months ended June 30, 2002. The decrease in revenue for the six-month period is primarily driven by the termination of a customer contract in 2002, a decrease in professional services revenue as well as a decrease in software revenue.

      Custom messaging and network solutions. Revenues from custom messaging and network solutions decreased $0.5 million, or 1.6%, to $31.6 million for the six months ended June 30, 2003 from $32.1 million for the six months ended June 30, 2002. The decrease in revenue is in line with expectations as customers continue to migrate away from legacy applications to open systems based solutions.

      On a percentage of revenue basis, for the six months ended June 30, 2002 compared to the six months ended June 30, 2003, EDI services increased from 61.4% to 65.6%, other transaction management solutions decreased from 23.3% to 17.1%, and custom messaging and network solutions increased from 15.3% to 17.3%.

      Cost of revenues. For the six months ended June 30, 2003, cost of revenues decreased by $17.9 million, or 14.5%, to $105.8 million from $123.7 million for the six months ended June 30, 2002. The decrease in cost of revenues is primarily driven by the impact of restructuring actions taken during 2002. As demand for our other transaction management solutions and custom messaging and network services slowed, we reduced headcount and curtailed a number of product development programs. The impact of the actions contributed to a $9.7 million decline in network equipment expense and a $12.9 million decline in compensation, contractors and related expenses for the six months ended June 30, 2003.

      Sales and marketing. Sales and marketing expense decreased by $1.9, or 5.1%, to $35.6 million for the six months ended June 30, 2003 from $37.5 million for the six months ended June 30, 2002. The year to date decrease in expense is primarily due to the global reorganization of our sales force and the consolidation of marketing and development programs. Prior to the reorganization, our sales force was organized both on a regional basis and by product or service. As part of our efforts to reduce our cost structure we reorganized our sales force more broadly across all product lines, reduced headcount and closed various sales offices, which resulted in a decrease of $3.1 million in compensation, contractors and related costs, a decrease of $0.6 million related to the closing and consolidation of various facilities partially offset by a $2.0 million increase of other costs tied to the Celarix business and other sales and marketing related activities.

      General and administrative. General and administrative expenses increased by $1.4 million, or 6.9%, to $21.6 million for the six months ended June 30, 2003 from $20.2 million for the six months ended June 30, 2002. The increase for the six months ended June 30, 2003 was primarily driven by a $0.5 million quarterly management fee payable to Francisco Partners. The increase in the six months ended June 30, 2003 includes non-recurring information technology transition activities tied to our separation from GE together with the costs of replacing certain services previously provided by GE.

      Gain on sale of assets. During the six months ended June 30, 2003 certain software and other assets relating to our I400 software product were sold for cash of $0.6 million and notes receivable of $0.3 million. A gain of $0.7 million was recognized on the sale.

      Restructuring and related charges. Restructuring and related charges decreased by $5.9 million, or 65.6%, to $3.1 million for the six months ended June 30, 2003 from $9.0 million for the six months ended June 30, 2002. The 2003 charges related to facility and equipment lease buy-outs, facility exit costs and headcount reductions primarily in our factory, engineering, and services organizations. These costs were reimbursed by GE as part of the September 2002 recapitalization agreement.

      Corporate charges from General Electric. The corporate charges from GE were $4.9 million for the six months ended June 30, 2002. Each year, GE charged us a fixed percentage of our budgeted total costs for that year as a corporate charge, which covers various centralized services that GE provided to us as needed, such as compensation and benefit plan design, tax planning, marketing support, treasury, auditing, public company reporting and various other corporate expenses. Following the recapitalization, we no longer pay a corporate charge to GE. As a new stand-alone entity, the replacement costs of these GE services are now recognized in the respective functions where incurred.

      Proportionate share of losses in investee companies and investment write-downs. During the six months ended June 30, 2003, we recorded our proportionate share of the losses of our equity method investments and write-off of an investment whose decline in value was deemed other than temporary resulting in a non-cash charge of a $0.8 million.

      Write-off of deferred financing costs. Deferred financing costs of $5.5 million were written off during the six months ended June 30, 2003. The write-off was related to the refinancing of our previous senior term loan.

      Interest income. Interest income was $0.5 million for the six months ended June 30, 2003 compared to interest income of $0.8 million for the six months ended June 30, 2002. Interest income consists of income on our cash balances.

      Interest expense. Interest expense of $23.6 million for the six months ended June 30, 2003 was primarily driven by interest on our long term debt. Interest expense of $1.7 million was incurred during the six months ended June 30, 2002, when we were part of GE.

      Other income (expense), net. Other income was $0.6 million for the six months ended June 30, 2003 compared to other income of $0.5 million for the six months ended June 30, 2002. Other expense for the six months ended June 30, 2003 included $0.5 million of minority interest income.

      Provision for income taxes. Income tax benefit was $1.8 million for the six months ended June 30, 2003 compared to income tax expense of $8.4 million for the six months ended June 30, 2002. Our tax rates for both periods differed from the federal statutory rate of 35% principally as result of state income taxes and the effect of losses in foreign jurisdictions for which no income tax benefits have been recognized.

      Net income (loss). Net income decreased by $15.8 million to a net loss of $10.1 million for the six months ended June 30, 2003 compared to net income of $5.7 million for the six months ended June 30, 2002. The decrease in year to date net income is primarily a result of the write-off of deferred financing costs associated with early repayment of our previous credit facility and interest expense on our existing debt.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

      Revenues. Revenues decreased by $54.7 million or 11.8%, to $409.5 million for the year ended December 31, 2002 from $464.2 million for the year ended December 31, 2001 primarily as a result of a $46.8 million, or 34.6%, decline in revenues from our other transaction management solutions and a $17.0 million, or 20.8%, decline in revenues from our custom messaging and network solutions. The decline in revenues for our other transaction management solutions is attributable primarily to a $16.7 million decline in revenues from professional services and a $12.1 million decline in revenues from network-based services due, in part, to unfavorable economic conditions in recent quarters and reduced capital spending by our customers. Revenues from our custom messaging and network solutions also declined as a percentage of our total revenues from 17.6% to 15.8% year over year.

      The decline in total revenues from our custom messaging and network solutions and other transaction management solutions was partially offset by an increase in revenues from our EDI services of $9.1 million, or 3.7%, to $256.1 million for the year ended December 31, 2002 from $247.0 million for the year ended December 31, 2001 principally as a result of an increase in the volume of transactions we processed as a result of adding new customers and an increase in activity among existing customers. Revenues from EDI services also increased as a percentage of total revenues from 53.2% to 62.6% year over year.

      Cost of revenues. Cost of revenues decreased by $47.4 million, or 16.2%, to $245.3 million for the year ended December 31, 2002 from $292.7 million for the year ended December 31, 2001 primarily as a result of our cost reduction initiatives over the preceding year. The decline in costs was principally related to a $27.8 million decline in compensation and related costs, a $13.9 million decline in direct materials costs, which are costs directly associated with products and services procured for specific customers such as dedicated network circuits and professional consultants and generally vary with our level of revenues, a $6.1 million decline in telecommunications and facility costs partially offset by a $4.3 increase in network equipment costs. As demand for our other transaction management solutions and custom messaging and network services slowed, we reduced headcount and curtailed a number of product development programs. As a result of these cost reduction initiatives our cost of revenues declined to 59.9% of revenues in 2002 from 63.0% of revenues in 2001.

      Sales and marketing. Sales and marketing expenses decreased by $46.1 million, or 38.6%, to $73.3 million for the year ended December 31, 2002 from $119.4 million for the year ended December 31, 2001 primarily as a result of the global reorganization of our sales force and the consolidation of our marketing and development programs. Prior to the reorganization, our sales force was organized both on a regional basis and by product or service. As part of our efforts to reduce our cost structure we reorganized our sales force more broadly across all product lines, reduced headcount and closed various sales offices, which resulted in a decrease of $32.3 million in compensation, contractors and related costs and a decrease of $0.5 million related to the closing and consolidation of various facilities. In addition to the cost savings from the reorganization, we reduced advertising and sales promotions by $4.0 million and all other costs including bad debts by $9.3 million across all sales regions.

      General and administrative. General and administrative expenses decreased by $4.1 million, or 9.1%, to $41.2 million for the year ended December 31, 2002 from $45.3 million for the year ended December 31, 2001 as a result of our initiative to reduce back-office operations. This decrease was primarily attributable to a decrease in compensation, contractors and related costs as a result of fewer administrative and headquarters personnel.

      Gains on sales of assets. In 2001, we sold internally developed software and other assets for approximately $11.2 million in two transactions. We recognized a total gain of $8.6 million in 2001 on the sales.

      Restructuring and related charges. Restructuring and related charges increased by $9.0 million, or 95.4%, to $18.4 million for the year ended December 31, 2002 from $9.4 million for the year ended December 31, 2001 driven primarily by actions taken in response to slower than expected market demand for our EDI services and other transaction management solutions.

      The restructuring plan resulted in the termination of approximately 257 employees in 2002 and resulted in restructuring expenses of approximately $18.4 million during the year ended December 31, 2002. These expenses consisted primarily of $11.0 million of severance and related termination costs and $7.4 million of costs associated with the closings of sales, services and engineering facilities and buy-out of under-utilized equipment leases. Of these amounts, approximately $2.9 million were non-cash charges. For the year ended December 31, 2001, we incurred restructuring expenses of approximately $9.4 million primarily for severance and related termination costs associated with headcount reductions mainly in the U.S., all of which were cash expenditures.

      Asset impairment charge. For the year ended December 31, 2002, we recorded an impairment charge of $5.4 million primarily related to certain software under development for which the plans to deploy were curtailed. For the year ended December 31, 2001, we recorded a goodwill impairment charge of $4.3 million related to the abandonment of certain Irish operations.

      Corporate charge from General Electric. The corporate charge from General Electric decreased by $5.6 million, or 43.3%, to $7.3 million for the year ended December 31, 2002 from $12.9 million for the year ended December 31, 2001 as our budgeted costs for the year ended December 31, 2002 were lower than in 2001 and also, as a result of the separation from General Electric we only incurred nine months of charges in 2002. Each year, General Electric charged us a fixed percentage of our budgeted total costs for that year as a corporate charge, which covered various centralized services that General Electric provided to us as needed, such as compensation and benefit plan design, tax planning, marketing support, treasury, auditing and public company reporting. Following the recapitalization, we no longer pay a corporate charge to General Electric.

      Gains on sales of investments. In 2001, we recorded gains of approximately $144.6 million on the sale of our remaining 19% interest in our Japanese joint venture in a series of transactions. There were no gains on sales of investments in 2002.

      Proportionate share of losses in investee companies and investment write-downs. In the year ended December 31, 2002, we recognized losses on our various cost and equity method investments of $4.7 million. Of this amount, $1.3 million related to our proportionate share of losses of one equity method investment and $3.4 million related to write-downs of several cost method investments where we determined the decline in value was other than temporary. In the year ended December 31, 2001, we recognized $23.4 million of impairment losses on various equity and cost method investments. Of this amount, approximately $10.2 million related to our 50% share of losses incurred by our catalog management joint venture in the three months of 2001 before we began consolidating the results of operations of that entity following our buyout of our partner in April 2001. In the year ended December 31, 2001, we also recognized impairment losses of $13.2 million for several of our investments where we concluded that the decline in the fair value of our investment was other than temporary. As of year ended December 31, 2002, we held four cost method investments and one equity method investment where the carrying value of the investment had not been completely written-off.

      Fees related to recapitalization. As part of the recapitalization, we incurred $30.1 million of transaction related fees that are non-recurring in nature. This amount includes $21.7 million of fees and expense reimbursements paid to Francisco Partners.

      Interest income. Interest income was $1.3 million for the year ended December 31, 2002 compared to interest income of $6.6 million for the year ended December 31, 2001. Prior to the recapitalization, we participated in pooled treasury operations with General Electric. As part of this pooled activity, interest was earned on balances on deposit with General Electric.

      Interest expense. Interest expense totaled $14.5 million for the year ended December 31, 2002 compared to interest expense of $5.3 million for the year ended December 31, 2001. Interest expense for the year ended December 31, 2002 consisted primarily of interest on our long-term debt. Prior to the recapitalization, we participated in pooled treasury operations with General Electric. We paid interest when local operations borrowed money from the pool. Interest expense for the year ended December 31, 2001 includes expense associated with cash borrowed from General Electric.

      Other income, net. Other income, net is driven primarily by $1.1 million of losses on foreign currency transactions partially offset by $0.5 million of minority interest income for the year ended December 31, 2002 and $6.3 million of income received from GECC, $0.4 million of gains on foreign currency transactions partially offset by losses of $0.3 million of minority interest income for the year ended December 31, 2001.

      Provision for income taxes. Income taxes totaled $9.9 million for the year ended December 31, 2002 compared to $49.3 million for the year ended December 31, 2001. Our income tax provision for 2002 includes $8.3 million of income taxes we incurred upon the repatriation of foreign earnings, which previously had not been taxable in the United States, and a $0.9 million charge to reflect changes in our net deferred tax assets resulting from the change in control effected by the recapitalization. Our tax rates for both periods differed from the federal statutory rate of 35% principally as result of state income taxes and the effect of losses in foreign jurisdictions for which no income tax benefits have been recognized.

      Net income (loss). Net income decreased by $108.1 million to a net loss of $39.5 million for the year ended December 31, 2002 from net income of $68.6 million for the year ended December 31, 2001 primarily as a result of the one-time gain on the sale of our remaining 19% interest in our Japanese joint venture in the first half of 2001 and $30.1 million of non-recurring professional fees related to the recapitalization in 2002. These changes more than offset our improvement in operating income of $29.8 million, and lower losses on our investments of $18.7 million.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

      Revenues. Revenues decreased by $101.5 million, or 17.9% to $464.2 million in 2001 from $565.7 million in 2000 primarily as a result of a $101.9 million, or 55.5% decline in revenues from our custom messaging and network solutions and a $24.5 million, or 15.3% decline in revenues from our other transaction management solutions. Revenues from our other transaction management solutions declined primarily due to a $12.1 million decline in revenues from sales of our integration software and a $12.6 million decline in revenues from our professional services due, in part, to unfavorable economic conditions in recent quarters and reduced capital spending by customers. These declines in revenues from our other transaction management solutions were partially offset by increased revenues from network-based other transaction management solutions and software maintenance contracts. Revenues from our custom messaging and network solutions also declined as a percentage of our total revenues, from 32.5% to 17.6% year to year.

      The decline in total revenues from our custom messaging and network solutions and other transaction management solutions was partially offset by an increase in revenues from EDI services of $25.0 million, or 11.2% to $247.0 million in 2001 from $222.0 million in 2000 principally as a result of an increase in the volume of transactions we processed as a result of adding new customers and an increase in activity among existing customers. Revenues from EDI services also increased as a percentage of total revenues from 39.2% to 53.2% year to year.

      Cost of revenues. Cost of revenues decreased by $49.7 million, or 14.5%, to $292.7 million in 2001 from $342.3 million in 2000 primarily as a result of our cost-reduction initiatives implemented during the year. The decline was principally the result of a $25.4 million decrease in telecommunications and network equipment costs, a $14.6 million decrease in direct material costs, which vary with our level of revenues, and a $8.1 million decrease in compensation and related costs. These decreases were partially offset by increased costs of $3.3 million associated with headcount and the dedication of additional engineering resources related to our EDI services and other transaction management solutions, particularly our marketplace solutions, in the first half of 2001 to address the growth we had experienced for these parts of our business in prior years. As a percentage of revenues, our cost of revenues increased to 63.0% in 2001 from 60.5% in 2000 primarily as a result of a larger decrease in total revenues than in our cost of revenues.

      Sales and marketing. Sales and marketing expenses decreased by $9.7 million, or 7.5%, to $119.4 million in 2001 from $129.1 million in 2000 driven primarily by a decrease of $6.7 million associated with the global reorganization of our sales force and consolidation of our marketing and development programs combined with the impact on costs from the sale of our risk exposure management business in the third quarter of 2000 of $7.2 million. Savings associated with the reorganization were driven by lower compensation and related costs of $3.6 million and lower advertising and sales promotion costs of $1.6 million.

      General and administrative. General and administrative expenses decreased by $7.6 million, or 14.4%, to $45.3 million in 2001 from $52.9 million in 2000, primarily as a result of back office consolidation activities.

      Gains on sales of assets. In 2001, we sold internally developed software and other assets for approximately $11.2 million in two transactions. We recognized a total gain of $8.6 million in 2001 on the sales.

      Restructuring and related charges. In 2001, in response to lower than expected market demand for our EDI services and other transaction management solutions, we restructured our operations, which involved the termination of 548 employees and the closing of a software development center in Brentwood, Tennessee. In connection with the restructuring, we recorded charges for severance of approximately $6.5 million and lease termination and other costs of approximately $0.7 million, all of which represented cash expenditures and which were paid by the end of 2001. In connection with the restructuring, we recorded other asset write-offs in the amount of approximately $2.2 million. We did not record any restructuring or related charges in 2000.

      Asset impairment charge. In March 1999, we acquired an Irish developer and marketer of e-commerce software products for sale to small businesses for approximately $9.4 million. The aggregate purchase, including transaction costs, exceeded the estimated fair value of the net tangible assets and identifiable intangible assets acquired by approximately $8.8 million. We allocated this amount to goodwill and amortized it over a five-year period. In 2001, we abandoned these operations and wrote-off the remaining goodwill of approximately $4.3 million.

      Corporate charge from General Electric. The corporate charge from General Electric increased by $1.7 million, or 15.2%, to $12.9 million in 2001 from $11.2 million in 2000 primarily as a result of our higher budgeted costs for 2001 as compared to 2000.

      Gain on disposition of business. In the third quarter of 2000, we sold our risk exposure management business to a third party for a gain of approximately $50.7 million.

      Gains on sales of investments. Gains on sales of investments increased by $108.0 million, or 295.1%, to $144.6 million in 2001 from $36.6 million in 2000 primarily as a result of the gains we realized on the sale of our remaining 19% interest in our Japanese joint venture in a series of transactions. In 2000, we reduced our interest in the joint venture from 23% to 19%.

      Proportionate share of losses in investee companies and investment write-downs. Our proportionate share of losses in investee companies and investment write-downs increased by $4.6 million, or 24.5%, to $23.4 million in 2001 from $18.8 million in 2000. In 2001, of the $23.4 million of losses, approximately $10.2 million related to our 50% share of losses incurred by our catalog management joint venture in the first quarter of 2001 before we began consolidating the results of operations of that entity following our buyout of our partner in April 2001. During 2000, our proportionate share of the joint venture’s losses was $17.4 million.

      In 2001, we also recognized investment write-downs of $13.2 million on various other equity and cost method investments where we concluded that the decline in the fair value of our investment was other than temporary. In 2000, in addition to our loss from our catalog management joint venture, we recognized a net charge of $1.4 million related to our proportionate share of income and losses of our investee companies accounted for under the equity method together with impairment charges to write-off substantially all of our equity method investments because we deemed the future recovery of these investments to be remote.

      Interest income. Interest income was $6.6 million for the year ended December 31, 2001 compared to interest income of $10.7 million for the year ended December 31, 2000. We participated in pooled treasury operations with General Electric. As part of this pooled activity, interest was earned on balances on deposit with General Electric.

      Interest expense. Interest expense totaled $5.3 million for the year ended December 31, 2001 compared to interest expense of $12.0 million for the year ended December 31, 2000. We participated in pooled treasury operations with General Electric. We paid interest when local operations borrowed money from the pool. Interest expense for the year ended December 31, 2001 and 2000, respectively, includes expense associated with cash borrowed from General Electric.

      Other income (expense), net. Other income (expense), net included $0.4 million of gains on foreign currency transactions, $0.3 million of minority interest losses and $6.3 million of income received from GECC in 2001 and $3.7 million of gains on foreign currency transactions, $0.7 million of minority interest income and $8.9 million of income received from GECC in 2000. In 2000, we entered into an agreement with GECC under which, if we agreed to use a vendor of products and services in which GECC had made an equity investment, GECC would, in exchange, grant us the right to share in any gains on the sale of that equity investment. We will not receive any further payments from GECC under this agreement.

      Provision for income taxes. Income taxes totaled $49.3 million in 2001 compared to $42.8 million in 2000. Our effective income tax rates were 41.8% and 38.7% for 2001 and 2000, respectively. Our tax rates for both periods differed from the federal statutory rate of 35% principally as a result of state income taxes, the effect of losses in foreign jurisdictions for which no income tax benefits have been recognized and research tax credits.

      Net income. Despite an operating loss of approximately $11.3 million in 2001, compared to operating income of $30.1 million in 2000, net income increased by $0.8 million, or 1.2%, to $68.6 million in 2001 from $67.8 million in 2000 as a result of the significant gains on sales of investments in 2001.

Liquidity and Capital Resources

      Net cash provided from operating activities was $26.6 million for the six months ended June 30, 2003, compared to net cash provided by operating activities of $27.7 for the same period of 2002. The decrease in net cash provided by operating activities was mainly attributable to changes in working capital. Net cash used in operating activities was $14.5 million in 2001, compared to net cash provided by operating activities of $9.2 million in 2002 and $49.7 million in 2000. The increase in net cash provided by operating activities from 2001 to 2002 was mainly attributable to the improvement in operating income offset by the $30.1 million in professional fees incurred in the recapitalization. The decrease in net cash provided by operating activities from 2000 to 2001 was mainly attributable to an operating loss of approximately $11.3 million in 2001, resulting from the investments that we made for product development and marketing programs, including additional headcount, and the higher cost structure at which we operated in 2000 and the first half of 2001 as described above under “— Overview.”

      Net cash used in investing activities was $14.8 million for the six months ended June 30, 2003, compared to net cash used in investing activities of $20.8 million for the six months ended June 30, 2002. For the six months ended June 30, 2003 net cash used in investing activities included capital expenditures of $15.4 million for property, plant and equipment offset by proceeds of $0.6 million from the sale of software and assets related to our I400 software product. For the six months ended June 30, 2002, net cash used in investing activities related to purchases of capital expenditures for property, plant and equipment. Net cash provided by investing activities was $83.0 million in 2001, compared to net cash used in investing activities of $43.8 million in 2002 and $25.6 million in 2000. Net cash provided by investing activities in 2001 included proceeds of $154.4 million as a result of the sale of our remaining 19% interest in a joint venture offset in part by the $7.8 million investment we made in our catalog management joint venture as well as investments we made in other unconsolidated affiliates. Net cash used in investing activities in 2002 consisted primarily of capital expenditures for property, plant and equipment of approximately $37.8 million and acquisitions of minority interests in affiliates of approximately $6.0 million. Net cash used in investing activities in 2000 included capital expenditures for property, plant and equipment of approximately $83.0 million and investments in various unconsolidated affiliates of $31.9 million, offset by proceeds of $50.7 million as a result of the sale of our risk and exposure management business and proceeds of $39.1 million from the sale of a portion of our interest in a Japanese joint venture.

      For the six months ended June 30, 2003 and six months ended June 30, 2002, we had capital expenditures for property, plant and equipment of approximately $15.4 million and $20.8 million, respectively. Of these amounts, $14.6 million and $10.1 million, respectively, represented capitalized costs for the development of software for internal use. The lower capital expenditures in 2003 relate primarily to our efforts to invest in line with lower revenue. In 2000, 2001 and 2002, we had capital expenditures for property, plant and equipment of approximately $83.0 million, $73.2 million and $37.8 million, respectively. Of these amounts, $30.3 million, $33.3 million and $26.9 million, respectively, represented capitalized costs for the development of software for internal use. The higher capital expenditures in 2000 and 2001 relate primarily to our efforts to address the rapid growth we had expected for our EDI services and other transactions management solutions, which did not materialize to the extent we expected as discussed above. We currently expect that our capital expenditures will be approximately $35.0 million in 2003 compared to $37.8 million for fiscal 2002, primarily for software development and the purchase of additional hardware and software. However, our capital expenditures will be affected by, and may be greater than currently anticipated depending upon, the size and nature of new business opportunities.

      Net cash used for financing activities was $6.5 million for the six months ended June 30, 2003 and $7.7 million for the six months ended June 30, 2002. Net cash used for financing activities was $30.5 million in 2000 and $82.1 million in 2001. Net cash provided by financing activities was $56.5 million in 2002. The usage for the six months ended June 30, 2003 was driven by $10.4 million of professional and underwriting fees related to the refinancing, cash of $174.6 million used to retire borrowings under our previous term loan offset by proceeds of $169.8 million from the refinancing and a $8.7 million reimbursement by General Electric as per the recapitalization agreement. Net cash used for financing activities in 2000 and 2001 consisted primarily of distributions and intercompany loans to General Electric and its affiliates for tax planning and cash management purposes, partially offset by borrowings by our foreign subsidiaries under third party lines of credit. Cash provided by financing activities for 2002 consisted primarily of repayments by our foreign subsidiaries of borrowings under these lines of credit, partially offset by repayments of loans we had made to General Electric and its affiliates in connection with tax planning and cash management. In connection with the recapitalization, we borrowed $410.0 million, of which $175.0 million was under the term loan portion of a $210.0 million credit facility and $235.0 million was through the issuance of senior subordinated reset notes. We incurred $11.6 million of financing costs to complete the borrowings. Additionally, in connection with the recapitalization, all intercompany balances that existed between us on the one hand and General Electric and its affiliates on the other hand, including any remaining balances on intercompany loans, were eliminated.

      Our principal sources of liquidity have been funds generated by operations and sales of investments. Since the recapitalization, our principal source of liquidity has been available cash and cash flows from operations. In addition, borrowings available under our new $30.0 million revolving credit facility are a source of liquidity. We expect our principal uses of liquidity to be working capital, the financing of capital expenditures and debt service. As of December 31, 2002, we had outstanding debt of approximately $409.6 million, all of which consisted of borrowings under our then existing $175.0 million senior term loan and our $235.0 million outstanding senior subordinated reset notes. As of June 30, 2003, we had outstanding debt of approximately $405.0 million, which consisted of $235.0 million outstanding senior subordinated reset notes, $100.0 million outstanding senior secured floating rate notes and $70.0 million senior term loans.

      Borrowings under the new revolving credit facility bear interest, at our option, at either a floating base rate plus 2.00% per annum or floating LIBOR plus 4.25% per annum. Borrowings under the new senior term loan bear interest, at our option, at either the floating base rate plus 4.00% per annum or floating LIBOR plus 6.00% per annum. The base rate and LIBOR rate used to calculate the applicable interest rates on revolving credit loans and senior term loans may not be less than 4.25% and 2.25%, respectively. Interest is payable monthly in arrears for base rate loans and on the last day of selected interest periods, but no later than every three months for LIBOR rate loans. The maturity dates of the new credit facility and the term loan are March 21, 2007, at which time all principal is due and payable.

      At June 30, 2003, we had $70.0 million outstanding under the term loan facility. Borrowings under the term loan bear interest at a base rate plus 6.0% or 8.25% at June 30, 2003. In addition, as of the date of this report, we have approximately $9.0 million of letters of credit outstanding under our new revolving credit facility. The amount that can be borrowed under our new revolving credit facility is subject to our compliance with financial covenants and other customary conditions, including that no event of default under the facility have occurred and be continuing. Available borrowings under our revolving credit facility were $21.0 million at June 30, 2003.

      Our obligations under our new credit facility are guaranteed by all of our existing and future U.S. subsidiaries. Our obligations under our new credit facility are also secured by first-priority liens on substantially all of our and the guarantors’ assets and property, including a pledge of 100% of the capital stock or other equity interests of our existing and future U.S. subsidiaries and 66% of the capital stock or other equity interests of our material first-tier foreign subsidiaries. We are also subject to a negative pledge on all of our assets and the assets of our subsidiaries.

      The agreements governing our outstanding debt impose limitations on our ability to, among other things, incur additional indebtedness, including capital leases, incur liens, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with affiliates, issue preferred stock, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets. The indentures governing our notes contain similar limitations. In addition, the indenture governing our senior secured floating rate notes limits our ability to maintain secured indebtedness in excess of certain limits related to our EDI services revenue. Our new credit facility also requires that we meet and maintain certain financial ratios and tests, including a capital expenditures maximum and a minimum consolidated EBITDA and a maximum consolidated leverage ratio (total senior debt to EBITDA). Our ability to comply with these covenants and to meet and maintain such financial ratios and tests is material to the success of our business and may be affected by events beyond our control. Our failure to comply with these covenants could create a default under the credit facility, the indenture governing the exchange notes, and the indenture governing the senior subordinated reset notes. Under our new credit facility, EBITDA is calculated each quarter for the latest 12-month period and is adjusted to exclude specific costs and expenses. The excluded costs and expenses include fees related to the recapitalization, restructuring charges, costs reimbursed by General Electric, and other adjustments. As defined under our new credit facility for the 12-month period ended June 30, 2003, EBITDA is equal to $108.0 million. The new senior credit facility requires that we maintain EBITDA, as defined in the senior credit facility, of at least $95.0 million for the 12-month period ending each quarter. The new senior credit facility also requires that we maintain a maximum consolidated leverage ratio (total senior debt to EBITDA) of 2.0 to 1.0 for the 12-month period ending each quarter. Senior debt is defined to include the senior secured floating rate notes and obligations under the new senior credit facility. For the 12-month period ended June 30, 2003 our consolidated leverage ratio was equal to 1.7 to 1.0, based on senior debt of $184.0 million and EBITDA of $108.0 million. Our ability to comply with each of the EBITDA and consolidated leverage ratio covenants will primarily depend on the performance of our business in future periods and, specifically, our ability to generate revenues and control operating costs. EBITDA is not a presentation made in accordance with accounting principles generally accepted in the United States. Accordingly, EBITDA is not intended to be used as an alternative to net income or any other measure of performance in accordance with accounting principles generally accepted in the United States, and EBITDA is not necessarily an indication of whether we will be able to fund our cash requirements. The new senior credit facility requires that we limit our capital expenditures to $42.5 million during each fiscal year. For the year ended December 31, 2002, our capital expenditures were equal to $37.8 million. We expect that we will be able to comply with this covenant in future periods by limiting capital expenditures to acceptable levels as this limit was set taking into account anticipated capital requirements of the business.

      The senior secured floating rate notes will mature on July 15, 2008 and bear interest at a floating rate based on six-month LIBOR plus 9%, but never less than 12% The interest rate at June 30, 2003 was 12%. The senior secured floating rate notes are secured by second-priority security interests in substantially all of our and our domestic subsidiaries’ assets and 66% of the stock of our material first-tier foreign subsidiaries. In addition, the senior secured floating rate notes are guaranteed fully and unconditionally by our domestic subsidiaries.

      The floating rate notes are redeemable at our option anytime after October 1, 2004, in whole or in part, at a redemption price equal to par plus accrued and unpaid interest, plus a redemption premium. The premium is 3% for the twelve months ending October 1, 2005 and 1.5% for the twelve months ending October 1, 2006. After October 1, 2006 the floating rate notes can be redeemed at par plus accrued and unpaid interest. Upon the occurrence of a change of control, as defined in the Indenture governing the senior secured floating rate notes, each holder of the senior secured floating rate notes will have the right to require us to repurchase such holder’s notes at an offer price in cash equal to 101% of the aggregate principle amount thereof plus accrued and unpaid interest and liquidated damages, if any, thereon to the date of purchase.

      Our senior subordinated reset notes mature on September 27, 2009 and bore interest at 12% per annum before September 27, 2003. After September 27, 2003, the senior subordinated reset notes were to bear interest at a reset rate between 8% and 17%. The reset rate will be determined by negotiations between GECC and us that began in July 2003 and are continuing. The parties have not reached an agreement on the reset rate and have each engaged investment bankers to determine the reset rate based on current market conditions for similar securities. To the extent the reset rate exceeds 15%, we will have the option to pay cash interest of 15% and add the additional interest to the balance of the senior subordinated reset notes. Interest is payable semi-annually on April 15 and October 15 of each year commencing April 15, 2003. The senior subordinated reset notes are general unsecured obligations and are guaranteed by all of our domestic subsidiaries. Because the senior subordinated reset notes were not refinanced by September 27, 2003, we will be required to pay GECC a fee equal to 1% of the outstanding balance.

      The senior subordinated reset notes are redeemable at our option, in whole or in part, at any time on or after September 27, 2006 at a redemption price equal to par plus accrued and unpaid interest, plus a declining redemption premium. In addition, at any time after September 27, 2003 and prior to September 27, 2005, we may, on any one or more occasions, redeem up to 35% of the aggregate principal amount of the senior subordinated reset notes with the net cash proceeds of one or more equity offerings at a redemption price of 100% of the principal amount plus a premium equal to the reset rate and accrued and unpaid interest, provided that the redemption occurs within 90 days of the date of the closing of such equity offering and at least 65% of the senior subordinated reset notes issued remain outstanding immediately after the occurrence of such redemption. Upon the occurrence of a change of control, as defined in the Indenture governing the senior subordinated reset notes, each holder of the senior subordinated reset notes will have the right to require us to repurchase such holder’s notes at an offer price in cash equal to 101% of the aggregate principle amount thereof plus accrued and unpaid interest and liquidated damages, if any, thereon to the date of purchase.

      Our debt service requirements consist primarily of interest expense on the term loan portion of our new credit facility, the senior secured floating rate notes and the senior subordinated reset notes and on any future borrowings under the revolving credit portion of our credit facility. Our short-term cash requirements are expected to consist mainly of cash to fund our operations, interest payments on our debt and cash payments under various operating leases and debt repayments.

      Although we do not have an extensive history of acquisitions, we may make acquisitions in the future. We expect to finance any future acquisitions using cash, capital stock, notes and/or assumption of indebtedness. However, the restrictions imposed on us by the agreements governing our debt outstanding at the time may affect this strategy. In addition, to fully implement our growth strategy and meet the resulting capital requirements, we may be required to request increases in amounts available under our revolving credit facility, enter into new credit facilities, issue new debt securities or raise additional capital through equity financing. We may not be able to obtain an increase in the amounts available under our credit facility, if requested, on satisfactory terms and we may not be able to successfully complete any future bank financing or other debt or equity financing on satisfactory terms, if at all. As a result, our ability to make future acquisitions is uncertain.

      Based upon our current operations and historical results, we believe that our cash flow from operations, together with available cash and borrowings under our revolving credit facility, will be adequate to meet our anticipated requirements for working capital, capital expenditures, lease payments and scheduled interest payments and to fund our future growth for at least the next 12 months. To the extent additional funding is required, we expect to seek additional financing in the public or private debt or equity capital markets. We cannot be certain that we will be successful in obtaining additional financing, if needed, or that, if available, any additional financing will be on terms favorable to us. In addition, prior to the recapitalization, we were part of the General Electric group of companies and received financing from General Electric and its affiliates. Neither Francisco Partners nor General Electric is obligated to provide financing to us as General Electric and its affiliates have in the past. If we are unable to obtain the capital we require to implement our business strategy, or to obtain the capital we will require on acceptable terms or in a timely manner, we would attempt to take appropriate responsive actions to tailor our activities to our available financing, including revising our business strategy and future growth plans to accommodate the amount of financing available to us.

Contractual Obligations and Other Commitments

      Our principle contractual obligations and commercial commitments include our existing senior term loan and revolving credit facility, the reset notes, the floating notes, operating leases and other commitments principally relating to multi-year software maintenance agreements. The following tables summarize these obligations at June 30, 2003 and its expected effect on our liquidity and cash flows in future periods:

		Actual

		Payments Due by Calendar Period

		2003	2006
		to	and	After
	Total	2005	2007	2007

	(in thousands of dollars)
Contractual Obligations:
Long-term debt	$410,000	$—	$70,000	$340,000
Operating leases	96,585	30,890	20,237	45,458
Other commitments	3,079	3,079	—	—

Total contractual cash obligations	$509,664	$33,969	$90,237	$385,458

      Minority shareholders in one of our consolidated subsidiaries have rights, in certain circumstances, to require us to purchase some or all of their interests in this subsidiary at a specified price. Management estimates that this price generally equates to the fair market value of the holders’ interests and that the potential obligation as of June 30, 2003 was approximately $1.6 million in the aggregate.

Recent Accounting Pronouncements

      In January 2003, the Financial Accounting Standards Board, or FASB, issued FIN 46, “Consolidation of Variable Interest Entities.” FIN 46 deals with Off-Balance Sheet Assets, Liabilities, and Obligations and gives guidance for determining which entities should consolidate the respective assets and liabilities associated with the obligations. FIN 46 is effective for fiscal periods beginning after June 15, 2003. Immediate adoption is required for entities newly created after January 31, 2003. We are currently evaluating the impact, if any, FIN 46 will have on the consolidated financial statements.

      In March 2003, the Emerging Issues Task Force, or EITF, published Issue No. 00-21 (EITF 00-21) “Accounting for Revenue Arrangements with Multiple Deliverables.” This Issue addresses certain aspects of the accounting by a vendor for arrangements under which it performs multiple revenue-generating activities and how to determine whether such an arrangement involving multiple deliverables contains more than one unit of accounting for purposes of revenue recognition. The guidance in this Issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We are currently evaluating the impact, if any, the adoption of EITF 00-21 will have on the consolidated financial statements.

Quantitative and Qualitative Disclosures Regarding Market Risk

      We are exposed to certain market risks as part of our ongoing business operations, including risks from changes in interest rates and foreign currency exchange rates that could impact our financial condition, results of operations and cash flows. Prior to the recapitalization, GE managed these types of risks on our behalf as part of its company-wide management of market risks. Since the recapitalization, we have managed our exposure to these and other market risks through regular operating and financing activities. We intend to use derivative financial instruments on a limited basis as additional risk management tools and not for speculative investment purposes.

      Interest Rate Risk. We are exposed to interest rate risk as a result of our outstanding debt obligations. Our interest rate risk profile changed substantially as a result of changes in the nature and amount of our indebtedness incurred in connection with the recapitalization. We plan to manage this risk through the use of a combination of fixed and variable rate debt. We are also currently evaluating the use of derivative instruments to manage our interest rate risk in the future. As of June 30, 2003, $405.0 million of our debt bears interest at variable rates. The interest rate on our $235.0 million reset notes was to be reset on September 27, 2003 for the balance of their six-year term. We are currently in discussions with GECC, the holder of the reset notes, concerning the interest rate on the reset notes. The interest rate will reset pursuant to a formula as described above, up to a maximum of 17%, with amounts above 15% payable in kind at our option. Because the interest rate on the reset notes will reset to a market rate, we believe that the carrying value of the reset notes will approximate fair value. A one-point change in the interest rates on our variable-rate long-term debt would affect interest expense by approximately $4.0 million on an annual basis. We believe the interest rates on our variable-rate long-term debt reflect market rates and, therefore, we believe the carrying value of our variable-rate long-term debt approximates fair value.

      Foreign Currency Risk. We are exposed to foreign currency risks that arise from normal business operations. These risks include the translation of local currency balances of our foreign subsidiaries, intercompany loans with foreign subsidiaries and transactions denominated in foreign currencies. Our objective is to minimize our exposure to these risks through our normal operating activities and, where appropriate, through foreign currency forward contracts. For the six months ended June 30, 2003 approximately 41.1% of our total revenues were derived from customers outside of the United States, with approximately 35.9% of our total revenue denominated in currencies other than the United States dollar. For the six months ended June 30, 2003, approximately 28.5% of our total operating expenses were denominated in foreign currencies. We estimate that revenue and expenses for the six months ended June 30, 2003 were higher by $7.3 million and $5.3 million, respectively, as compared to the six months ended June 30, 2002 as a result of changes in exchange rates. At June 30, 2003 we had $27.6 million of working capital (current assets minus current liabilities) denominated in foreign currencies. At June 30, 2003, we had no outstanding foreign currency forward contracts. The following table shows the approximate split of these foreign currency exposures by principal currency:

	Foreign Currency Exposure
	at June 30, 2003

		UK	Canadian		Total
	Euro	Pound	Dollar	Other	Exposure

Revenues (six months ended)	37%	37%	9%	17%	100%
Expenses (six months ended)	43%	28%	4%	25%	100%
Working Capital	34%	18%	13%	35%	100%

      A hypothetical 10% strengthening of the dollar during the first six months of 2003 versus the foreign currencies in which we have exposure would have reduced revenue by approximately $6.4 million and reduced operating expenses by approximately $4.6 million, resulting in operating income of $1.8 million less than actually reported. Working capital at June 30, 2003 would have been approximately $2.8 million lower than actually reported if we had used this hypothetical stronger dollar. These numbers were estimated using the different hypothetical rate for the six months ended June 30, 2003 and applying it evenly to all non United States dollar transactions.

Inflation

      We believe that inflation has not had a material impact on our results of operations for each of our years in the three-year period ended December 31, 2002 and for the six months ended June 30, 2003. However, we cannot assure you that future inflation will not have an adverse impact on our operating results and financial condition.

BUSINESS

Overview

      We are a leading provider by transactions processed of transaction management infrastructure products and services that enable companies to electronically exchange essential business documents. We process more than one billion transactions annually. Our principal products and services enable our customers to utilize EDI. EDI is the automated, computer-to-computer exchange of structured business data and documents, such as purchase orders and invoices, between a company and its trading partners using a standard format or protocol. We were founded in the late 1960s and have been a leading provider of EDI services for 18 years. In addition to our EDI services, we also offer other transaction management solutions, including integration software and marketplace solutions, as well as custom messaging and network solutions. For the twelve months ended June 30, 2003, we generated revenues of $382.2 million and our EDI services contributed $247.2 million, or 64.7%, of those revenues.

      For the twelve months ended June 30, 2003, we derived approximately 68.0% of our total revenues from recurring transaction processing fees generated by our EDI services and other transaction management solutions. We process more than one billion transactions annually among more than 100,000 trading partners. We estimate that these transactions represent over $500 billion in goods and services exchanged. Our customers include over 60% of the Fortune 500 companies, including industry leaders such as FedEx, Procter & Gamble, Best Buy, JC Penney, Kodak, Albertson’s and General Electric.

Our Industry

      We operate in the transaction management infrastructure industry. Transaction management infrastructure describes the systems used for the communication of information related to the exchange of goods and services among trading partners. Trading partners include suppliers, customers, transportation carriers and financial institutions. Examples of commercial information and business transaction documents exchanged among trading partners include invoices, purchase orders, advance ship notices and remittance information. Prior to advancements in computer and communications technologies, transaction management infrastructure systems were primarily paper-based and information was transmitted via postal carriers or facsimile, as well as in person or by telephone.

      Developments in communications and computer technologies offer trading partners the opportunity to communicate transaction-related information electronically with minimal human involvement. The opportunity to automate these interactions electronically is particularly attractive to groups of companies that regularly trade high volumes of goods and services with each other and therefore generate significant repetitive business transactions and related documents. For example, a large manufacturer may need to exchange hundreds or thousands of documents, such as purchase orders and advance ship notices, with its supplier base on a daily basis. Further, as companies move to just-in-time manufacturing and delivery models that require a large amount of information to be communicated and processed quickly and accurately, the ability to automate the exchange of transaction-related information becomes even more important. The disparate and frequently incompatible computing platforms, applications and communications protocols used by different trading partners, however, can often make the electronic communication of business documents challenging.

      EDI originated in the 1980s as a solution to address these issues and permits the electronic exchange of documents across disparate computing platforms, applications and data and communications protocols. EDI has since become a cornerstone of transaction management infrastructure enabling the electronic, machine-to-machine communication of commercial information and business transaction documents among trading partners. EDI systems can offer trading partners a number of opportunities to improve operations and reduce costs by:

•	eliminating labor intensive, and often error-prone, manual activities;

•	reducing administrative workload, including reducing or eliminating paper work;

•	reducing inventory levels, thereby improving inventory turns and reducing working capital needs;

•	improving product time-to-market; and

•	improving customer service levels.

      According to Giga research, sales of EDI services and software were estimated to have been approximately $1.8 billion in 2001.

      The basic components of EDI transactions are:

•	Document Generation. A trading partner, or the sending partner, generates from its internal software applications the business data to be used to generate one or more business documents such as purchase orders, invoices, shipping notices, remittance advice and other related documents and messages.

•	Translation. A translation software program on the sending partner’s computer translates the data into one or more standard EDI documents. An EDI document is character-based and includes pieces of information encoded at pre-specified locations. Examples of encoded information include pricing information, product specifications and shipping addresses. The EDI document also contains routing information, which is used to send, receive and audit documents. There are more than 350 basic EDI document types and more than 4,000 industry-specific documents.

•	Transmission. Each EDI document is transmitted electronically, typically through a VAN or directly to the computer of the intended receiving trading partner.

•	Access. The receiving trading partner is able to electronically access and download the EDI document.

•	Retranslation. A software program on the receiving trading partner’s computer translates the EDI document into the format required by the receiving trading partner’s internal applications. These applications in turn initiate internal business processes, such as fulfillment requests, which often generate additional EDI traffic with other trading partners.

      EDI services are commonly facilitated by a value-added network, or VAN. The VAN is the EDI service provider’s communications and data processing infrastructure and enables the EDI service provider to offer both the sending and receiving trading partner additional critical services. These services typically include:

•	Network translation. A VAN can enable the translation of data into and out of EDI formats to be performed on the network rather than on the customer’s computer systems.

•	Authentication. The VAN authenticates the identity of trading partners and verifies the authority of trading partners to interact with one another.

•	Security. Trading partners are often reluctant to expose their internal computer systems to outside partners. A VAN can act as a protective buffer between the computer systems of trading partners by consolidating interactions among trading partners, thereby minimizing and controlling the points of contact between the trading partners’ internal computer systems.

•	Non-repudiation and audit tracking. A VAN can provide neutral, third-party audit trail information to enable trading partners to settle disputes.

•	Storage and queuing. Trading partners are able to control when information enters and leaves a VAN. A VAN can facilitate this control by storing documents so that trading partners can decide when, and in what order, documents are accessed and downloaded from the VAN.

•	Transport. There are several commonly used data communications protocols. A VAN can allow each trading partner to use the data communications protocol of its choice without affecting its ability to easily exchange information with trading partners who may be using different communications protocols.

By utilizing a VAN, EDI service providers take advantage of economies of scale to make these critical business services available on a cost-effective and resource-efficient basis to a large number of trading partners.

      Adoption of EDI across communities of trading partners has generally followed a “hub and spoke” model, with larger companies leading the initiatives:

Hubs. Companies in this category tend to be global, multi-divisional, decentralized organizations with complex computing environments and sophisticated enterprise applications software. These large companies often recommend or require that their trading partners implement EDI as the primary method of communicating commercial information and business documents. Often, these EDI initiatives coincide with a variety of extended enterprise and industry-specific initiatives to automate electronic trading of partner communications, including quick response, just-in-time manufacturing, vendor-managed inventory and efficient consumer response. Hub companies, as part of their EDI initiatives, will typically recommend a specific EDI service provider and software to their trading partners or require that their trading partners use a specific EDI service provider and software. Hub companies also typically rely on the EDI service provider to implement EDI with the hub’s trading partners, creating an opportunity for the EDI service provider to establish customer relationships with the hub companies’ trading partners. An example of a hub company would be a large apparel retailer that utilizes EDI to communicate with hundreds of apparel manufacturers.

Spokes. Companies in this category tend to be small to medium-size organizations that often seek to implement EDI in order to conduct business with one or more large trading partners. These customers generally do not have a significant investment in technology, sometimes as little as a personal computer with a dial-up connection. Spoke companies typically seek to implement EDI quickly with minimal effort and expense. An example of a spoke company would be a small consumer products manufacturer that is required to communicate through EDI by a retailer selling the manufacturer’s products. After implementing EDI at the request of a hub, some spokes become hubs by utilizing EDI to communicate with their community of trading partners.

      While EDI systems have proven particularly effective at automating high volume, repetitive transactions among designated trading partners, they are not as effective at automating collaborative business processes that require significant human involvement and decision making, such as electronic auctions and requests for proposals. The proliferation of the Internet and widespread access to the Web provide opportunities for companies to streamline many of these collaborative business processes and to more effectively reach a broader audience of potential trading partners. Under our business model, a trading partner is a mailbox on our network infrastructure used to facilitate transactions with other mailboxes on our network infrastructure or with mailboxes on another interconnected network infrastructure. One trading partner does not necessarily equal one customer, as a single customer may have multiple mailboxes. A trading community is a collection of trading partners communicating via their respective mailboxes around a sponsor account. A sponsor account is a client that has created a large number of relationships in which to trade electronic business information. For example, a sponsor account could be a large retailer that created a trading community of its suppliers as trading partners.

Our Business Strengths

      Recurring Revenue Base. Recurring revenues have grown to be an increasingly important part of our business. For the twelve months ended June 30, 2003, we derived approximately 68.0% of our revenues from recurring transaction processing fees generated by our EDI services and other transaction management solutions, compared to 35.4% in 1999. We generally charge both the sender and the receiver for exchanging documents over our VAN. Because the transactions we process are routine and essential to the day-to-day operations of our customers, such as the exchange of invoices and purchase orders, the revenues generated from these fees are highly recurring in nature. These recurring revenues are further supported by additional growth drivers, including the increase in the number of documents exchanged by the trading communities we serve, the natural expansion of our trading communities to include new trading partners and the positive pricing trends associated with the expansion of a trading community. In addition, our average monthly renewal rate for EDI customers was approximately 99.3% for the twelve months ended June 30, 2003. In addition to the recurring revenues from transaction fees, we generate recurring revenues from the maintenance contracts that we have with more than 4,000 software customers.

      Proven Business Model. We believe our “hub and spoke” business model has contributed to the growth of our trading community to over 100,000 trading partners. Over the last 18 years, we have been able to successfully target large industry-leading companies as hub customers and then target their trading partners, or spokes. We believe that we have been successful at acquiring both hubs and spokes because our suite of products and services delivers tangible economic benefits to both sets of customers. By capitalizing on our existing infrastructure, improving the breadth and quality of our product offerings and improving the efficiency of our operations, we have been able to deliver a higher quality product to our customers while lowering our cost structure.

      Comprehensive Solutions. We have invested significant resources in engineering and development to create what management believes based on experience in the industry, to be one of the most comprehensive suites of transaction management infrastructure solutions in our industry. We have successfully provided EDI solutions for 18 years and believe we have one of the largest installed bases of trading partner customers worldwide. Building upon this core strength, we have introduced innovative transaction management infrastructure solutions to address additional opportunities to improve our customers’ operations. For example, our marketplace solutions enable our customers to use the Internet to automate collaborative business processes for which EDI solutions are not applicable. We spent $26.2 million, $31.1 million and $15.2 million on research and development activities during 2000, 2001 and 2002, respectively. In addition, we spent $30.3 million, $33.3 million and $26.8 million during 2000, 2001, and 2002 on the development of internal use software which we capitalized. We believe that the comprehensive nature of our solutions, combined with our long track record, reputation for providing quality solutions and broad geographic reach, represent significant strengths versus our competitors.

      Compelling Value Proposition. The cost of our products and services to any individual customer is very low relative to the benefit that the customer derives from the business processes that we enable. We estimate that the cost of EDI software and services represents approximately 0.1% of the aggregate value of the goods and services exchanged using EDI. In addition, we believe companies that implement EDI systems to enable the electronic exchange of business documents can achieve significant cost reductions and returns on investment. Gartner estimates that the average total cost of an EDI transaction is approximately $5.00, compared to $30.00 for a paper-based transaction. We believe that the benefit derived from our products and services, which can include reduced inventory levels, shorter lead times and other productivity improvements and cost reductions, relative to the cost to implement, operate and maintain them will continue to impact positively both our retention rates and our ability to attract new customers.

      Large and Diverse Customer Base. We serve a community of more than 100,000 trading partners in a broad range of industries, including manufacturing, retail, trade and transportation, telecommunications and utilities and healthcare. This broad customer base ensures that we are not reliant on any individual customer or industry for a significant portion of our revenues. For the twelve months ended June 30, 2003, our top 20, 50 and 200 customers, including General Electric and its affiliates, accounted for only 24.3%, 31.9% and 46.6% of our total revenues, respectively. General Electric and its affiliates accounted for approximately 7.8% of our total revenues for the same period. Our customers include over 60% of the Fortune 500 companies. Our top 50 customers, based on revenues for the twelve months ended June 30, 2003, include industry leaders such as Agilent Technologies, Hewlett Packard, NEC, Verizon, Cargill, Liz Claiborne and FedEx.

      Reputation for Quality and Customer Service. We believe that the quality of our products and services and the high level of our customer service are key factors that differentiate us from our competitors. We have long-standing relationships with many of our customers, in some cases spanning more than a decade. We have become a trusted intermediary, connecting our customers and their trading partners and providing services that are reliable, efficient and secure. We support our customers through numerous activities, including technical and non-technical support, product implementation, educational services, on-line bulletin board services, on-site visits and user conferences. We believe that our high-quality products and customer service are key to the high customer retention rates that we enjoy.

      Experienced Management Team. The ten members of our senior management team have an average of over 24 years of professional experience. In addition, the members of this team averaged approximately 13 years at General Electric and its affiliates.

Our Business Strategy

      Our goal is to grow profitably by providing transaction management infrastructure products and services with high returns on investment for our customers while remaining at the forefront of our industry. To achieve this objective, we intend to employ the following business strategies:

      Expand Our Base of Hub Customers. We focus our marketing efforts on obtaining new hub customers and large spoke customers. When we sign a new contract with a new hub or large spoke customer, we gain access to that customer’s large communities of trading partners. By rolling out our products and services to these communities, we generate fees associated with software licensing and implementation and, more importantly, establish a base of recurring transaction processing revenues. As a result, we believe that new relationships with hub and large spoke customers are the most tangible drivers of growth for our business.

      Increase Transaction Volume. Our recurring revenue is driven largely by the volume of our customers’ EDI transactions. To increase the volume of transactions, we employ two strategies. First, we strive to increase the number of document types that our customers enable for EDI communication. Second, we seek to increase penetration of existing trading communities by extending our products and services to additional trading partners. By increasing our penetration of a trading community, we also enhance the value of our services to the hub customer for that trading community.

      Capitalize on Outsourcing Opportunities. As the business processes that utilize transaction management infrastructure become increasingly complex and expensive for our customers to maintain on an in-house basis, we believe the opportunity to outsource these activities is becoming more attractive. We intend to continue to target hub customers and large spoke customers, for which our outsourcing services could eliminate significant costs and the need for a large staff of personnel, and smaller spoke customers, for whom our outsourcing services eliminate the requirement for capital investment in order to connect to their trading partners.

      Provide Innovative Transaction Management Infrastructure Products and Services. While we focus on delivering EDI services to our customers, we continuously respond to customer demand for innovative transaction management infrastructure products and services that create cost savings and efficiency improvements. We intend to build upon our core strength of automating the exchange of business documents to develop additional solutions that automate other collaborative business processes among trading partners. For example, our source-to-pay solution enables key information within a business transaction to be analyzed so that customers can drive price deflation and better buying decisions and resolve disputes that arise in the course of the transaction.

      Selectively Pursue Strategic Acquisitions. We intend to selectively pursue acquisitions of companies with complementary products and technologies to enhance our ability to provide comprehensive solutions to our customers and to expand our business. For example, in June of 2003 we acquired substantially all of the assets of Celarix related to its logistics integration and visibility solutions business.

Our Products and Services

      Our EDI services now contribute the majority of our revenues. Revenue from EDI services was 39%, 53% and 63% of our total revenue for the years ended December 31, 2000, 2001 and 2002, respectively. Revenue from EDI services was 61% and 66% of our total revenue for the six months ended June 30, 2002 and 2003, respectively. In addition to our EDI services, we also offer other transaction management solutions, including integration software and marketplace solutions, as well as custom messaging and network solutions. We also provide a variety of professional services, including migration services that assist our customers with upgrades to existing software, consulting services, implementation services and training.

EDI Services

      Our EDI services allow our customers to reduce costs and improve efficiency by enabling the electronic exchange of business documents among our customers’ computer systems and those of their trading partners. EDI supplements or replaces traditional document transport media, including postal, fax, telephone and email systems. As part of our EDI services, we have a value-added network, or VAN, which allows a trading partner to use the communications protocol of its choice and which we use to provide security, authentication, audit and other transaction processing services. In light of the fact that our VAN processes both traditional EDI documents and documents developed using newer technologies such as the extensible mark-up language, or XML, we have recently begun referring to our VAN as a Transaction Delivery Network or TDN. By using our EDI services, our customers are able to reduce the costs associated with managing business and technology variables associated with the exchange of data among a large number of trading partners that use disparate applications and communications protocols. Our principal EDI services are:

•	EDI*Express, Tradanet and Interchange Services, which are brand names for the primary EDI services that we deliver through our VAN, such as security, authentication, audit tracking and data storage and queing, among others. All three services have the same basic functionality.

•	EC Service Center, which enables our customers to outsource the internal management, execution and operation activities associated with EDI. EC Service Center enables our customers to minimize the investment in software, hardware and other resources necessary to automate their information-exchange processes through EDI.

•	Global Product Catalog, which enables our customers to automate the distribution of and access to product information for their trading partners through an electronic catalog. By including product information in this catalog, such as product descriptions and specifications, a customer’s trading partners can download information from a central source without the customer having to provide and update information separately to each trading partner. Because the catalog is accessible to numerous parties within an electronic trading community, transport, document selection, non-repudiation, audit trail and security are all dramatically simplified.

•	GXS Tradeweb, which enables spokes to manually input information into a Web browser for translation into an EDI document. This product is designed for spokes that have low transaction volumes and minimal internal computer systems, but that have access to the Internet, and allows them to create and view business documents online. Transport, non-repudiation and security are all provided as part of this service.

      Revenues derived from our EDI services are primarily generated through recurring transaction processing fees. For most transactions, we charge a transaction processing fee to both the sending and the receiving party. As is customary in the industry, our typical contract for EDI services has a 30-day term. However, our average monthly renewal rate for EDI customers was approximately 99.3% for the twelve months ended June 30, 2003, and many of our larger customers, particularly customers of our EC Service Center, are committed to multi-year contracts.

      Our EDI services customers represent a wide cross-section of vertical markets and include industry leaders such as FedEx, Procter & Gamble, JC Penney, DaimlerChrysler, Cargill and Best Buy.

Other Transaction Management Solutions

      In addition to our EDI services, we also offer transaction management solutions, including integration software and marketplace solutions. Our integration software enables customers to self-manage the exchange of information among disparate business systems and applications within and among enterprises by integrating internal applications, translating data to an EDI format and transporting that data to our VAN or directly to the receiving trading partner. Our integration software products include:

•	Enterprise System, which is software that is installed on a customer’s computer systems to enable access to business data that resides in those systems. Enterprise System extracts the data, translates the data into a standard EDI format and enables the secure transport of the data to our VAN or directly to the receiving trading partner. The product keeps a list of every trading partner, the documents to be used with each trading partner and an audit trail of all transaction activity. Application Integrator, which is described below, is embedded in Enterprise System.

•	Application Integrator, which is a software product designed to perform data transformation. Application Integrator enables our customers to keep track of the different documents each trading partner uses and the rules for converting internal data formats into and out of the standard data documents that can be transported over our VAN.

      Our integration software products are licensed to our customers for perpetual use or for a fixed term. Our license agreements generally restrict the use of the underlying products to designated sites or computer processors. In connection with the licensing of our integration software products, we provide software maintenance services and typically charge between 15% and 20% of the license fee on an annual basis. Maintenance services allow customers to receive updated or enhanced versions of our software products as they become available and allow telephone or e-mail access to our technical support personnel. Most of our integration software customers are also users of our EDI services and/or our other transaction management solutions. Our integration software customers also represent a wide cross-section of vertical markets and include industry leaders such as FedEx, Verizon, Liz Clairborne, and Woolworths.

      Our marketplace solutions help automate collaborative business processes that traditionally have been conducted manually. Customers of our marketplace solutions typically contract with us to provide private Web-based portals to facilitate interactions with existing or potential trading partners. Our marketplace solutions enable a trading partner, through the use of a standard Web browser, to:

•	submit requests for information and quotations;

•	conduct online auctions;

•	standardize descriptions of products and services sold in an online catalog;

•	gather data that allows a trading partner to determine which of its suppliers are able to meet its forecasted needs;

•	match a purchase order with an invoice; and

•	document that goods or services have been received.

      Customers of our other marketplace solutions include industry leaders such as Subway, Honeywell and 3M.

Custom Messaging and Network Solutions

      Our custom messaging and network solutions principally consist of applications and products developed for specific customers for use on our proprietary operating system. For example, in the late 1980s, we created a customized application for cash management systems used by banks that runs on our proprietary Mark III platform. The application was originally written in the 1980s and continues to be used today. In addition to these customized applications and products, our managed network solutions enable customers to outsource the management and operations of network communications. Our managed network solutions include telecommunications management, monitoring and problem resolution, as well as the provision and installation of modems, routers and software that enable us to manage the customer’s infrastructure remotely. We expect revenues from our custom messaging and network solutions to continue to decline as a percentage of our total revenues as we continue to emphasize our EDI services and other transaction management solutions. We currently have approximately 2,800 customers for our custom messaging and network solutions, many of which also use our other products and services. Some of these customers include DaimlerChrysler, Verizon and General Electric.

Marketing and Sales

      We market our products and services through our global sales force of 132 professionals, including 105 direct sales professionals and 27 telephone sales professionals. Our sales efforts are generally aimed at senior purchasing executives, chief information officers and other primary decision makers within a potential customer organization. Our global sales force is organized along three lines: industry, geography and major account coverage. Our direct sales teams concentrate on developing new hub customers within a particular industry and region, as well as increasing the utilization and penetration of existing trading communities. Our telephone sales professionals focus primarily on signing up new spoke customers around a particular hub customer. Our sales teams are supported by a team of technical sales and marketing support personnel who assist in the sales process as needed.

      Our direct sales cycle for hubs typically takes approximately six to nine months from initial contact to contract signing. Approvals by decision makers from various branches of a potential customer’s organization are often required before a purchase can be completed. The sales cycle for telephone sales varies from several days to approximately three months. We believe the ability of our telephone sales team to address a large number of spokes in a short time period differentiates us in the hub sales process.

      Our marketing activities are designed to enhance our brand name and the market awareness of our products through advertising, press releases and other media. We have product managers dedicated to each of our product lines who, together with our marketing communications group, focus on increasing awareness of specific products and services that we offer.

Customer Service

      We view our relationships with customers as long-term partnerships in which customer satisfaction is crucial. We believe that we provide superior customer service in terms of timely and accurate responsiveness. For this reason, we apply an integrated approach to our sales, marketing and customer service functions. Through our customer relationships, we are able to achieve an in-depth understanding of a customer’s evolving transaction management infrastructure requirements and levels of service satisfaction. We are also able to pursue new revenue generating opportunities and provide product and service improvements for both new customers and customers previously overlooked or not adequately addressed.

      We maintain a customer service center at our headquarters in Gaithersburg, Maryland and in Mexico City, Mexico to support customers in the Americas, and customer service centers and/or customer service representatives in various locations in Europe and Asia to support customers on a regional basis and to provide local technical support as necessary. Our customer service center in Gaithersburg, Maryland also provides support to our other customer service centers and customer service representatives. Our customer service representatives, in the United States and elsewhere, include both call analysts, who are trained to identify and analyze customer problems, as well as skilled technical support teams trained to resolve complex problems. As of June 30, 2003, we had approximately 100 call analysts and customer service support technicians worldwide.

      Our customer service representatives provide customer support 24 hours a day, 365 days a year. Over 70% of difficulties raised by our customers can be resolved by a call analyst, without the need to consult our technical support team, and we are generally able to resolve over 80% of difficulties in less than two hours of the time that the call was received. All significant difficulties, whether or not resolved in two hours or less, have a workaround resolution put in place as quickly as possible. For purposes of monitoring the success of our customer support, we maintain service metrics on all customer calls, including the rate at which customers are connected with the appropriate operator or technician and first call resolution. We also survey our customers from time to time to evaluate and enhance the customer service we provide.

Competition

      We compete with numerous companies both nationally and internationally. Our competitors include large companies with substantially greater resources than us that compete in many market areas and small specialized companies that compete in a particular market niche. We also compete with the internal programming and information technology staffs of some major companies.

      Our ability to compete successfully depends on multiple factors, both within and outside of our control. The principal factors are:

•	quality of service, including the reliability and quality of the products and services we offer;

•	technical functionality, including delivery of innovative solutions and our speed in developing and bringing to market the next generation of products and services;

•	price; and

•	customer service, including our responsiveness, availability and flexibility.

We believe that our solutions are generally competitive as to all of these factors.

      Competition for our EDI services and other transaction management solutions ranges from large corporations to integration suites offered by software vendors and smaller technology consulting firms. We compete with paper-based communications, direct leased-line communications, fax-based solutions, public exchanges and other EDI service providers, such as IBM, Innovis, Sterling Commerce, Kleinschmidt, Transettlements Network Services and QuickResponse Services. We also compete with providers of products and services based on alternative technologies to EDI such as IBM, WebMethods, Microsoft, Viacore and EC Company.

      Our software products also compete with the products of Sterling Commerce, Innovis, Mercator Software, webMethods, IPNet Solutions, SeeBeyond and Vitria.

Data Processing Infrastructure

      We operate three data centers, located in Ohio, Hong Kong and The Netherlands. These data centers service customers on a regional basis and house our data processing infrastructure. Our computing infrastructure primarily operates on one of three systems: IBM, UNIX or Mark III®. Mark III® is a legacy operating system we developed that runs on mainframe computers manufactured by Bull. We are in the process of migrating our EDI operations that currently run on Mark III® to other more cost-effective platforms, such as UNIX. We believe that our data processing infrastructure is sufficient to meet demand for the foreseeable future cost-effectively and to increase capacity as needed.

      Our telecommunications infrastructure is a high-speed digital network that connects us to our customers and facilitates the transport of multiple protocols via private lines and the Internet. WorldCom and its subsidiaries have been our primary provider of telecommunications services. We are in the process of switching providers of these services. In the United States, our primary provider will be AT&T with Equant serving as a backup provider. In Europe, Equant will serve as our primary provider with AT&T serving as a secondary provider. We are also engaging additional providers in other jurisdictions, mainly in Asia. Our new network providers provide us with diversity and enable us to further enhance the reliability and quality of our network for our customers.

      In operating our data processing facilities, we have developed both capacity-planning and disaster-recovery policies and practices. Our capacity planning operation monitors usage growth and trends and projects the capital resources needed to satisfy these future needs. It performs this role for both our data processing and communications infrastructure. We are party to disaster recovery agreements that provide alternative off-site computer systems for our UNIX, NT and IBM-based processing operations in the event of such a disaster. For our Mark III®-based processing operations, we have a separate disaster recovery site as well as contingency plans which provide for the shifting of our processing operations among different segments of our Ohio data center and our data center in The Netherlands, if necessary. We have also taken precautions to protect ourselves and our customers from events that could interrupt delivery of our transaction processing services. These precautions include, among others, backup power generation equipment, fire protection and physical security systems and an early warning detection and fire extinguishing system.

Product Development

      Our product development approach focuses on enhancing existing products based on our understanding of evolving customer needs. Much of our effort is on developing new products that can be layered on top of our current offerings. For example, our on-network translation service, called Network-Based Translation, translates documents into the appropriate EDI format through a VAN rather than through the customer’s own systems.

      Our product development cycle is driven by technological development of new standards for electronic exchange of information and compatibility with third-party software. To remain competitive, we are required to incorporate advances in technology and standards into our products continually. In addition, we must ensure that our solutions are able to function with the latest versions of the third-party software that may be used by some of our customers. We schedule development for all of our products and services on a six to twelve-month cycle from inception to rollout. We have dedicated product development teams for each major product line. However, a common development process, based on the quality of our products and services, is deployed across all development efforts. Our process focuses on the reduction of defects, application reliability and on-time delivery. All new solutions are developed on the UNIX platform with development tools using Java and C++ programming languages. A separate, dedicated team of engineers focuses on the study and introduction of new transaction technologies such as XML, and new types of Internet communications protocols, such as SOAP and AS2.

      In 2000, 2001 and 2002, we recorded expenditures of approximately $26.2 million, $31.1 million and $15.2 million, respectively, for product development. Although most of our products are developed internally, from time to time we have in the past, and may in the future, acquire or invest in companies or businesses that offer products or services that are complementary to our offerings.

Alliances and Joint Ventures

      Through our Global Alliance Program, we have established relationships with third-party software and consulting companies to more easily enable our customers to employ and utilize our transaction management infrastructure solutions. Our Global Alliance Program consists of two primary types of third-party vendors:

•	Software Partners. Our customers typically employ numerous software applications from third-party software vendors. We have established alliances with a number of industry-leading software providers to enable our solutions to be implemented more easily and to work more effectively with the software of these vendors.

•	Consulting Partners. We maintain close relationships with several major consulting firms worldwide to extend our implementation and delivery capabilities.

      In addition to our Global Alliance Program, we have also partnered with various entities to form joint ventures outside of the United States to assist with the marketing and implementation of our products and services in a particular geographic region. For example, we have a joint venture with ABN AMRO Capital Investment Asia Limited to provide our products and local EDI services in China.

Intellectual Property

      To protect our intellectual property rights, we rely primarily on a combination of copyright, patent and trademark laws, trade secret protection and contractual provisions. We also routinely enter into nondisclosure and confidentiality agreements with our employees, contractors, consultants, vendors and customers to protect our proprietary rights. We have various rights to patents, trademarks, copyrights, trade secrets and other intellectual property directly related to and important to our business. We currently hold one United States Patent (No. 5,627,972) entitled “A system for selectively converting a plurality of source data structures without intermediary structure into a plurality of selected target structures.” The invention relates to a data interchange system and, more particularly, to a computer application that is adapted to communicate and translate data between various computer systems involving dissimilar data formats or structures. This patented technology is used in our Application Integrator software product. As part of our recent effort to expand our patent portfolio, we have filed 27 patent applications that improve upon our technology. We hold registrations on trademarks and service marks on 23 separate marks that have been registered in a number of jurisdictions. All of these registered marks are related to legacy or discontinued products and services, and as such, are not of material importance to our business. We also acquired the rights to two additional U.S. registered trademarks as part of our acquisition of the Celarix assets in June 2003, neither of which are of material importance to our business. Our policy is to apply for patents with respect to our technology and seek trademark registration of our marks from time to time when management determines that it is competitively advantageous and cost effective to do so. We have also been granted licenses for a number of third-party software products for our own use and for remarketing to our customers. Further, we believe that our unpatented research, development and engineering skills also make an important contribution to our business. We do not believe that any one single patent, patent application or license is material to the success of our business as a whole. In the aggregate these patents applications and licenses are material to our business.

      In connection with the recapitalization, General Electric assigned, licensed or sublicensed, as the case may be, to us all intellectual property rights owned by General Electric that were used by us to operate our business. We also entered into a separate agreement under which General Electric granted us a license to use the GE monogram trademark on a non-exclusive, royalty-free basis. This license terminates on September 27, 2004. Since we are not using the trademark covered by the license, we do not expect the termination of the license to have any effect on our business.

Employees

      As of June 30, 2003, we had approximately 1,495 full-time employees worldwide, including approximately 920 technical personnel engaged in maintaining or developing our products or performing related services, 295 marketing, sales and sales support personnel and approximately 185 administrative, finance and management personnel. We also have approximately 100 call analysts and customer service support technicians worldwide for customer service. To attract and retain desired personnel, we offer competitive compensation and benefits packages and strive to maintain excellent employee relations. None of our U.S. employees are represented by a labor union. We have not experienced any work stoppages and consider our employee relations to be good.

      To facilitate our transition to an independent company, as of the closing of the recapitalization, all of our domestic employees became employees of General Electric. We leased the services of these employees, U.S. expatriates temporarily working for us overseas and the non-U.S. employees that provided services to us prior to the recapitalization from General Electric for varying periods of time. As of June 30, 2003, substantially all employees had again become our employees. For more information about these lease arrangements, see “Related Party Transactions — Employee Lease Arrangements.”

Facilities

      We lease approximately 342,000 square feet of office space for our corporate headquarters, which are located in Gaithersburg, Maryland. This lease expires in April 2014. However, we have the option to renew this lease for an additional 10 years, from May 2014 through April 2024, followed by two five-year renewal options. General Electric has guaranteed all of our obligations under this lease. In connection with the recapitalization, Global Acquisition Company is required to either replace General Electric as the guarantor or to indemnify General Electric for any obligations it may have under its guarantee.

      Our main data center is a 104,000 square-foot facility located in Cleveland, Ohio. We also operate a 54,000 square-foot data center in Amsterdam, The Netherlands, and a 12,000 square-foot data center in Hong Kong, China. Other than our Ohio data center, which we own, our data centers are leased. These leases expire at various times between 2007 and 2013.

      In addition, as of June 30, 2003, we had eight sales offices in the United States and 18 sales offices in 12 foreign countries. We also maintain a customer service center at our headquarters in Gaithersburg, Maryland and in Mexico City, Mexico to support our customers in the Americas, and customer service centers and/or customer service representatives in various locations in Europe and Asia to support customers on a regional basis.

Legal and Other Proceedings

      Other than litigation and claims for which we have obtained an indemnity from General Electric, there are no material claims or litigation pending against us. The most significant of these claims is a dispute with WorldCom. In May 1998, we entered into a four-year Telecommunications Network Services Agreement with WorldCom whereby WorldCom agreed to provide substantially all of our network service needs for specific rates and fees. The agreement provided for WorldCom to reimburse us for payments made to third parties where WorldCom was unable to provide service. Over the term of the agreement, we deducted the payments we made to third parties in addition to approximately $40.0 million, which we disputed, and paid the balance to WorldCom. We mutually hired an independent third party to review the deductions made for payments made to third parties prior to January 1, 2002 and have received a final report. The report concluded that we have a payment obligation to WorldCom in the amount of $13.2 million with respect to deductions for payments made to third parties prior to 2002. In addition, we believe that we are entitled to a credit against WorldCom invoices for 2002 of approximately $13.7 million as well as reduced pricing and further credits in 2003. On July 21, 2002, WorldCom and 200 of its subsidiaries filed for Chapter 11 Bankruptcy protection with the United States Bankruptcy Court for the Southern District of New York (Chapter 11 Case No. 02-13533). We entered into a settlement agreement with WorldCom and General Electric dated September 29, 2003 that resolved all claims pertaining to us and WorldCom through December 31, 2002 and established the pricing that would apply for WorldCom services provided to us for 2003. Before becoming effective, this settlement agreement must be approved in accordance with WorldCom’s bankruptcy proceeding. The settlement will not have a material impact on our consolidated financial statements.

      In addition, we are and may from time to time in the future become subject to certain legal proceedings and claims which arise in the normal course of our business. These routine litigation matters are usually settled or defended, depending on the circumstances of each claim. While any legal proceeding has elements of uncertainty, we do not believe, based on historical experience, that the amount of any liability incurred in connection with these types of claims would have a material effect on our financial condition or on the results of our operations.

      In connection with the closing of our Maryland data center in the fourth quarter of 2002 and the removal of the underground fuel storage tank located on the property, some soil contamination was discovered. The clean-up costs are not material to our results of operations or financial position.

      For more information about claims and disputes pending against us, see note 15 to our audited consolidated financial statements for the year ended December 31, 2002.

MANAGEMENT

Directors and Executive Officers

      The following table shows information about the executive officers and directors as of the date of this prospectus:

Name	Age	Position

David Stanton	40	Chairman of the Board of Directors
Harvey Seegers	50	Chief Executive Officer, President and Director
Ross Curtis	49	Senior Vice President of Global Sales
Mandy Edwards	45	Senior Vice President and Chief Information Officer
Michael Humenik	50	Senior Vice President of Human Resources
Bruce Hunter	55	Senior Vice President, General Counsel and Secretary
James Macioce	57	Senior Vice President of Global Transaction Services
Jeff McCroskey	43	Senior Vice President of Global Business Development
John Soenksen	40	Senior Vice President, Chief Financial Officer and Treasurer
Steven Scala	43	Senior Vice President of Acquisition Integration and Acting Senior Vice President of Global Marketing
Tasos Tsolakis	47	Senior Vice President of Global Technology Operations
David Golob	35	Director
Venkat Mohan	50	Director
Brian Ruder	30	Director

      Officers are elected annually by the Board of Directors and hold office at the pleasure of the Board of Directors until the next annual selection of officers or until their successors are elected and qualified.

      David Stanton has been the Chairman of our Board of Directors since the recapitalization. Mr. Stanton is a founder of Francisco Partners and has been its Managing Partner since its formation in 1999. Prior to founding Francisco Partners, Mr. Stanton led the technology investing activities of Texas Pacific Group, a private equity fund, from 1994 until August 1999. Prior to joining Texas Pacific Group, he was a venture capitalist with Trinity Ventures, which specializes in investments in information technology, software and telecommunications companies. Earlier in his career, Mr. Stanton was a strategy consultant with Bain & Company, an international management consulting firm.

      Harvey Seegers has been our President and Chief Executive Officer and a Director since the recapitalization. Mr. Seegers held a similar position at our primary operating subsidiary, Global eXchange Services, Inc., since July 1996. Prior to joining us, Mr. Seegers was assigned to General Electric’s Chief Executive Office as a staff executive. Mr. Seegers joined General Electric in 1991 and held a variety of staff and operating positions. Prior to joining General Electric, Mr. Seegers was a consultant with Bain & Company.

      Ross Curtis has been our Senior Vice President of Global Sales since January 2003. Prior to joining us, Mr. Curtis served as Executive Vice President of World Wide Sales at BearingPoint, Inc., formerly KPMG Consulting, Inc., since February 2000. Mr. Curtis joined KPMG in 1996 as Director of Business Development and was elected partner in July 1997. From 1997 to 2000, he served as Managing Partner in charge of sales. From 1993 to 1996, Mr. Curtis served as Vice President World Wide Field Operations for Mergent International, a supplier of research data. Prior to this he served as Group Sales Director for Oracle Corporation. Mr. Curtis also has held sales leadership positions with Applied Data Research, a software company.

      Mandy Edwards has been our Senior Vice President and Chief Information Officer since the recapitalization. Ms. Edwards held a similar position at Global eXchange Services, Inc. since April 2001. Prior to that, in 2000, Ms. Edwards was a General Manager of the Aircraft Engine Exchange, a service that Global eXchange Services, Inc. provided on behalf of General Electric. In 1999, Ms. Edwards was

Manager of Community Management Services and Client Solution Design and from 1993 to 1999, she held various leadership positions in Global eXchange Services, Inc. Customer Quality Programs organization. Ms. Edwards joined General Electric as a Senior Consultant for GE Consulting Services in 1982. Between 1982 and 1993, Ms. Edwards held several consulting and information technology leadership positions in General Electric, and was the Manager of Corporate Staff Systems at the time she joined our company.

      Mike Humenik has been our Senior Vice President of Human Resources since the recapitalization. Mr. Humenik held a similar position at Global eXchange Services, Inc. since April 1993. Mr. Humenik has over 25 years of experience in the human resources field. He has held key human resources positions with GE Transportation Systems, GE Fanuc, GE Motors (now part of GE Industrial Systems) and GE Medical Systems.

      Bruce Hunter has been our Senior Vice President and General Counsel since the recapitalization. Mr. Hunter held a similar position at Global eXchange Services, Inc. since January 1989. Mr. Hunter has over 28 years of corporate law experience. Over the course of his career with General Electric, he has held various legal positions at GE Corporate Legal Operations, GE Industrial Systems, GE Lighting and the GE semiconductor business.

      James Macioce has been our Senior Vice President of Global Transaction Services since the recapitalization. Mr. Macioce held a similar position at Global eXchange Services, Inc. since March 2000. He began his career with General Electric in 1971 with GE Transportation Services in its Information Systems Department. Over the next 10 years he held a variety of information systems leadership positions until he joined our company in 1981. During the last 20 years, Mr. Macioce has held a variety of key positions including President of GE Consulting Services and, from the mid-1990s to 2000, Vice President of Global Technical Operations.

      Jeff McCroskey has been our Senior Vice President of Global Business Development since the recapitalization. Mr. McCroskey held a similar position at Global eXchange Services, Inc. since October 2000. Prior to that, Mr. McCroskey worked for six years for NCR Corporation as a Director and Vice President of Strategic Planning, as well as a Managing Director and Vice President of Business Development for Alliances and Channels in London, England. Prior to joining NCR in 1994, Mr. McCroskey worked for Advanced Computer Systems as its Chief Financial Officer and General Counsel. He began his professional career as an auditor for Ernst & Young LLP and later was a lawyer in a private law firm.

      John Soenksen has been our Senior Vice President, Chief Financial Officer and Treasurer since August 2003. Prior to joining us, Mr. Soenksen served as Vice President and CFO for Multilink Technology Corporation, a provider of advanced semiconductor-based solutions that accelerate the deployment of high-speed optical networks. He also held the position of Controller and Treasurer for Multilink. Before working at Multilink, Mr. Soenksen was the Manager of Accounting & Reporting and then became the Manager of Customer Financial Services at the Schindler Elevator Corp. He has also worked as a Corporate Controller for SAP America, the Controller and Treasurer for Ferag, Inc., a Senior Auditor for PricewaterhouseCoopers and began his career as Chief Accountant for the Pullman-Peabody Company.

      Steven Scala has been our Senior Vice President of Acquisition Integration since August 2003, and continues as Acting Senior Vice President of Global Marketing until a replacement is found. Mr. Scala held the position of Senior Vice President of Global Marketing at Global eXchange Services, Inc. since July 2001, overseeing our portfolio of electronic commerce software and services. He is responsible for the portfolio’s profitability and strategy in all markets. Prior to that, Mr. Scala held various other positions with our company. He joined our company in 1997, as the marketing director of EDI software and services. In 1999, he became Vice President and General Manager of Integration Solutions, overseeing one of our software product lines. From the early 1980s until joining us in 1997, Mr. Scala held positions of increasing responsibility with IBM in marketing, sales and programming.

      Tasos Tsolakis has been our Senior Vice President of Global Technology Operations since the recapitalization. Mr. Tsolakis held a similar position at Global eXchange Services, Inc. since January 2002. Mr. Tsolakis joined our company in July 1998 as the Vice President for Global Professional Services. From 1994 to 1998, Mr. Tsolakis was the Services Director for the AT&T Worldnet Business and Consumer Services. Prior to that, Mr. Tsolakis held management positions at AT&T Network Services Division and AT&T Bell Laboratories where he was responsible for the development and support of the data and digital video services.

      David Golob has been a Director since the recapitalization. Mr. Golob has been a Partner at Francisco Partners since September 2001. From 1998 to 2000, Mr. Golob was a Managing Director with Tiger Management, where he was co-head of the global technology group. Prior to Tiger Management, Mr. Golob spent seven years as a private equity investor focused on the software industry at General Atlantic Partners and Sutter Hill Ventures. Earlier in his career, Mr. Golob was a management consultant with McKinsey & Company. Mr. Golob has served as an advisor to several young companies. He also sits on the board of directors of Adexa, Inc.

      Venkat Mohan has been a Director since the recapitalization. Mr. Mohan is a Venture Partner at Norwest Venture Partners, which he joined in 2000. Before joining Norwest Venture Partners, Mr. Mohan served for several years as President and Chief Operating Officer of OnDisplay, a leading provider of business-to-business infrastructure software and services. From September 1996 to October 1999, Mr. Mohan also served as our Vice President of Global Marketing and Business Development. He was also President of Cadis Software, Ltd., a software start-up company, from 1993 to 1996 and Chief Executive Officer of WIPRO Systems, Ltd., one of India’s largest software companies, from 1988 to 1990. In addition, he previously worked for Hewlett Packard, Young & Rubicam, and McKinsey & Company. Mr. Mohan also sits on the board of directors for Crossweave, Inc., Softface, Inc., and White Pajama, Inc. Norwest is one of the co-investors in our company.

      Brian Ruder has been a Director since the recapitalization. He has been a Vice President at Francisco Partners since June 2000. Between 1998 and 2000, Mr. Ruder attended the Harvard Business School, where he earned his Masters in Business Administration degree with distinction. During that time, he also worked in the B2B eCommerce division of Netscape, Inc. and co-founded Upromise, Inc. Prior to that time, Mr. Ruder was an executive at Hellman & Friedman LLC, a private equity fund, from 1996 to 1998, where he was responsible for the identification, evaluation and execution of private equity transactions in a variety of industries including information technology, professional services and infrastructure development. Prior to joining Hellman & Friedman, Mr. Ruder was an Analyst in the Corporate Finance Department of Morgan Stanley & Co.

Board Committees

      Our board of directors has established the following standing committees:

      Audit Committee. The audit committee reviews the professional services provided by our independent accountants and the independence of such accountants from management. The audit committee also reviews the scope of the audit coverage and our annual financial statements and such other matters with respect to our accounting and auditing practices and procedures as are required by the audit committee’s charter or that the audit committee may find appropriate or as are brought to its attention.

      While the audit committee has the powers and responsibilities set forth in its charter, it is not the responsibility of the audit committee to plan or conduct audits or to determine that our financial statements are complete and accurate or are in compliance with generally accepted accounting principles. This responsibility will fall to our management and our independent auditors. Likewise, it is not the responsibility of our audit committee to conduct investigations, resolve disputes, if any, between management and our independent auditors or to assure compliance with laws and regulations or our legal and ethical compliance policies. Members of our audit committee are Messrs. Mohan, Golob and Ruder, with Mr. Golob serving as chairman.

      Executive Committee. Except to the extent that its powers are limited by law, our articles of incorporation or bylaws or our board of directors, the executive committee has the same powers as our board of directors. During the intervals between meetings of the board of directors, the executive committee may exercise all of the powers of the board of directors in the management and control of our business. All action taken by the executive committee is required to be reported at the board’s first meeting after the action is taken. Members of our executive committee are Messrs. Stanton and Golob, with Mr. Stanton serving as chairman.

      Compensation Committee. The compensation committee is responsible for:

•	reviewing and recommending to our board of directors the adoption or amendment of the various compensation and benefit plans and programs maintained for our officers and other key employees, including any stock option or incentive compensation plans and approving the terms and conditions of awards under such plans;

•	reviewing and approving certain compensation and benefit arrangements for senior management;

•	reviewing and approving compensation for individuals holding the offices of Vice President and above; and

•	reviewing and recommending to the board of directors for approval the compensation for our Chief Executive Officer.

      The compensation committee administers our compensation and benefit plans and programs, including our stock incentive plan and other long-term incentive plans. Members of our compensation committee are Messrs. Stanton and Golob, with Mr. Stanton serving as chairman.

Director Compensation

      We intend to pay outside directors $10,000 per year plus $1,000 for each board meeting or committee meeting attended. In addition, all directors are reimbursed for out-of-pocket expenses incurred in attending meetings and other activities related to their service as a director. We also intend to establish a separate option plan for our directors, the terms of which have not yet been determined.

Compensation of Executive Officers

      The following table sets forth information concerning the annual and long-term compensation in 2002 for services rendered in all capacities to us and our subsidiaries for our Chief Executive Officer and our four other most highly compensated executive officers. All compensation was paid by us, except for Mr. Seegers’ compensation, which prior to November 18, 2003 was paid by General Electric and reimbursed to General Electric by us.

Summary Compensation Table

				Long-term Compensation

	Annual Compensation			Awards		Payouts

					Long-
			Other	Securities	term
			Annual	Underlying	Incentive	All Other
Name and Principal	Salary	Bonus	Compensation	Options/SARS	Payouts	Compensation
Position(1)	($)	($)	($)	(#)(2)	($)(3)	($)

Harvey Seegers
Chief Executive Officer and President	386,992	333,000	63,550 (4)	3,409,091	145,800	711,001	(6)
Michael Humenik
Senior Vice President of Human Resources	261,537	230,000	—	284,091	—	474,813	(7)
Bruce Hunter
Senior Vice President and General Counsel	199,873	215,000	— (5)	284,091	—	389,620	(8)
James Macioce
Senior Vice President of Global Transaction Services	206,283	210,000	—	568,182	—	395,933	(9)
Tasos Tsolakis
Senior Vice President of Global Technology Operations	268,365	155,000	—	568,182	—	398,380	(10)

(1)	The positions reflected in the table are the positions presently held with us by the named executive officers and held during 2002 at our principal operating subsidiary, Global eXchange Services, Inc.

(2)	Represents options granted under the GXS Stock Incentive Plan. For more information about this plan, see “Stock Incentive Plan.”

(3)	This amount represents the value of payouts pursuant to the long-term performance incentive awards granted by General Electric to Mr. Seegers under the GE Contingent Long-Term Performance Incentive Award program.

(4)	$2,310 (club dues); $327 (tax gross-up on Medicare); $25,864 (legal fees); $16,062 (company-leased automobile); $18,031 (financial counseling); $956 (personal use of company aircraft).

(5)	Other annual compensation received was in the form of perquisites, the amount of which did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported for the executive.

(6)	$17,046 (contribution to supplemental life insurance plan); $8,955 (amount contributed to retirement savings plan); $685,000 (retention bonus paid by General Electric).

(7)	$7,455 (amount contributed to retirement savings plan); $12,368 (earnings on deferred compensation paid by General Electric); $455,000 (retention bonus paid by General Electric).

(8)	$8,035 (amount contributed to retirement savings plan); $4,586 (earnings on deferred compensation paid by General Electric); $377,000 (retention bonus paid by General Electric).

(9)	$8,035 (amount contributed to retirement savings plan); $898 (earnings on deferred compensation paid by General Electric); $387,000 (retention bonus paid by General Electric).

(10)	$8,380 (amount contributed to retirement savings plan); $390,000 (retention bonus paid by General Electric).

      The following table shows options granted to our Chief Executive Officer and our four other most highly compensated executive officers in 2002:

Option/SAR Grants in Last Fiscal Year

	Individual Grants				Potential Realizable
					Value At Assumed
	Number Of				Annual Rates Of Stock
	Securities	Percent Of Total			Price Appreciation For
	Underlying	Options			Option Term
	Option	Granted To
	Granted	Employees In	Exercise Price	Expiration	5%	10%
Name	(#)	Fiscal Year	($/Sh)	Date	($)	($)

Harvey Seegers	3,409,091	35.3%	.50	11/17/2012	1,072,000	2,717,000
Michael Humenik	284,091	2.9%	.50	11/17/2012	89,000	226,000
Bruce Hunter	284,091	2.9%	.50	11/17/2012	89,000	226,000
James Macioce	568,182	5.9%	.50	11/17/2012	179,000	453,000
Tsaos Tsolakis	568,182	5.9%	.50	11/17/2012	179,000	453,000

Employment Agreements

      We have entered into employment agreements with Messrs. Seegers, Curtis, Humenik, Hunter, Macioce, McCroskey, Scala and Tsolakis and with Ms. Edwards. Other than Mr. Seegers’ agreement, the terms of each employment agreement are similar. The term of each agreement is two years, after which each agreement automatically renews for a period of one year. The employment agreements provide for salary and an annual bonus, a portion of which is guaranteed. For each of the named executive officers, the minimum required salary and bonus under his employment agreement is less than the combined salary and bonus disclosed for that named executive officer in the Summary Compensation Table.

      Under the employment agreements, each officer received options to purchase shares of the common stock of our parent company, GXS Holdings, Inc. Each employment agreement also provides for customary employee benefits. Generally, each officer is subject to non-competition and non-solicitation provisions during his or her period of employment and for a period of twelve months after termination, and each officer is required to enter into a proprietary information and inventions agreement.

      The employment agreements provide that if we terminate an officer without cause, other than by reason of the officer’s death or disability, the terminated officer will receive:

•	a lump sum equal to:

•	earned but unpaid salary and accrued benefits; plus

•	an amount equal to a portion of the officer’s most recent bonus and a severance payment equal to the officer’s then-current annual salary and most recent bonus; and

•	accelerated vesting of the portion of the officer’s options that would have become vested within the twelve-month period following the date of termination.

If the officer’s service with us terminates for any other reason, the terminated officer will receive a lump sum equal to earned but unpaid salary and accrued benefits. If we fail to renew an officer’s agreement, the officer will receive:

•	a lump sum equal to earned but unpaid salary and accrued benefits; and

•	a severance payment equal to one hundred percent or fifty percent of the officer’s then-current annual salary and most recent bonus.

In addition, upon the termination of an officer without cause within twelve months of a change in control of us or our parent, GXS Holdings, or upon the death of the officer, the officer’s options vest in full. GXS Holdings has the right, under GXS Holdings’ stock incentive plan and the applicable stock option agreement, to repurchase unvested shares upon the termination of an officer.

      The employment agreement that we have entered into with Mr. Seegers is similar to the agreements described above, except:

•	the term of Mr. Seegers’ employment agreement is three years;

•	under Mr. Seegers’ employment agreement, we are required to take actions to cause Mr. Seegers to be a member of our board of directors so long as he is our Chief Executive Officer and to indemnify Mr. Seegers with respect to his service with us;

•	the non-competition and non-solicitation provisions governing Mr. Seegers’ employment extend for a period of 18 months;

•	Mr. Seegers’ options vest in full immediately before a change in control of us or GXS Holdings, upon termination of his employment by us without cause, other than by reason of his death or disability, or upon termination of employment by Mr. Seegers under limited circumstances;

•	we are required to enter into a stockholders agreement with Mr. Seegers that provides for registration rights and other matters with respect to our common stock held by Mr. Seegers; and

•	if we terminate Mr. Seegers without cause or he terminates his own employment under limited circumstances, he will be entitled to receive a severance payment equal to one and one-half times his then-current salary and most recent bonus.

Stock Incentive Plan

      Our parent company, GXS Holdings, Inc., sponsors a stock incentive plan that provides for the grant of stock options and other awards to our employees, directors and consultants. Under the plan, incentive stock options may be granted only to employees and only in accordance with applicable state laws and federal rules governing incentive stock options. The plan also provides for grants of nonstatutory stock options and other stock-based awards. These grants may be made to employees, directors and consultants. The plan may be administered by the board of directors or by a committee of directors delegated by the board of directors. Presently, the compensation committee serves this function.

      The compensation committee is authorized to designate participants in the plan and to determine the exercise price, the number of shares subject to individual awards and the terms and conditions, including the vesting schedule, of each award granted under the plan. The options generally expire ten years from the date of grant except in certain termination events, in which case the options expire early. The plan provides for payment of the exercise price of options in the form of cash or, subject to the discretion of the board of directors or compensation committee, by delivery of other securities of GXS Holdings, or in such other manner as may be permitted by the board of directors.

      The board of directors may amend the plan. However, an amendment requires shareholder consent if such consent is necessary to comply with regulatory requirements, unless the amendment serves to conform the plan to the local rules and regulations of a non-U.S. jurisdiction. In addition, an amendment to the plan or to any particular award is not effective with respect to any plan participant who is adversely affected by the amendment without the consent of that participant. The plan terminates in 2012, unless terminated earlier by the board of directors and, under specified circumstances, the shareholders.

      As of the date of this prospectus, 13,636,364 shares of common stock have been reserved for issuance under the plan. As of this date, GXS Holdings has granted options to purchase 10,829,581 shares of GXS Holdings’ common stock at an exercise price of $0.50 per share to a number of our employees, including all of our executive officers. The options vest in various amounts over periods of up to eight years and are generally not exercisable until an initial public offering or seven years from the date of grant.

      Upon exercise of an option, GXS Holdings has the right to repurchase the common stock for the lower of fair market value or the exercise price following termination of employment for cause or for fair market value following termination for other than cause. The repurchase right terminates upon the earlier of an initial public offering, which raises proceeds of at least $75.0 million, or twelve months from the date of termination of employment. Fair market value is determined by the price of the stock on the last date before determination, if publicly traded, or by a committee of the board of directors of GXS Holdings.

401(k) Plan

      Our domestic employees are eligible to participate in a defined contribution retirement plan that complies with Section 401(k) of the Internal Revenue Code. Under the plan, which we adopted following the recapitalization, we provide matching contributions of up to 100% of the employee’s contribution of the first 3% of the employee’s salary, and 50% of the next 2% of salary, up to total matching contributions of 4% of the employee’s compensation. In addition, at our discretion we may provide additional contributions to employees, and we have guaranteed payments of 6% of the employee’s salary in January 2004 if they are on the payroll at December 31, 2003, and in January 2005 if they are on the payroll at December 31, 2004.

SECURITY OWNERSHIP

      GXS Holdings, Inc. owns 100% of our issued and outstanding common stock. The following table sets forth information regarding the beneficial ownership of the voting capital stock of GXS Holdings as of the date of this prospectus by:

•	the stockholders we know to be beneficial owners of more than five percent of the outstanding shares of GXS Holdings voting stock;

•	each of our directors and executive officers; and

•	all of our directors and executive officers as a group.

      The table shows the beneficial ownership of the parties listed as of the date of this prospectus. Unless otherwise indicated, we believe that each of the stockholders listed has sole voting and investment power with respect to their beneficially owned shares of common stock. The percentages reflect beneficial ownership as determined under Rule 13d-3 under the Securities Exchange Act of 1934 and are based on 100,000,000 shares of common stock outstanding and 4,000,000 shares of Series A Preferred Stock outstanding as of June 30, 2003. Unless otherwise set forth above, the address of the listed stockholders is c/o GXS Holdings, Inc., 100 Edison Park Drive, Gaithersburg, Maryland 20878.

Number of Shares
	of Series A		Number of Shares
	Preferred Stock		of Common Stock
	Beneficially	Percent of	Beneficially	Percent of
Name	Owned	Class	Owned	Class

Five Percent Stockholders
Francisco Partners GP, LLC(1)	3,600,000	90%	90,000,000	90%
2882 Sand Hill Road
Suite 280
Menlo Park, CA 94025
GE Investments, Inc.(2)	400,000	10%	10,000,000	10%
c/o General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431
Directors and Executive Officers
David Stanton(1)	—	—	—	—
Harvey Seegers	—	—	—	—
Ross Curtis	—	—	—	—
Mandy Edwards	—	—	—	—
Michael Humenik	—	—	—	—
Bruce Hunter	—	—	—	—
James Macioce	—	—	—	—
Jeff McCroskey	—	—	—	—
John Soenksen	—	—	—	—
Steven Scala	—	—	—	—
Tasos Tsolakis	—	—	—	—
David Golob(1)	—	—	—	—
Venkat Mohan(3)	—	—	—	—
Brian Ruder	—	—	—	—
All directors and executive officers as a group (14 persons)	—	—	—	—

(1)	Francisco Partners GP, LLC indirectly holds all of its voting stock through Global Acquisition Company LLC, Global Acquisition Holding Company and Global Acquisition Company. As the managing member of Global Acquisition Company LLC, Francisco Partners GP, LLC exercises voting and dispositive power over the shares of GXS Holdings voting stock held by Global Acquisition Company. David Stanton and David Golob are members of the management committee of Francisco Partners GP, LLC and, as a result, may be deemed to have or share beneficial ownership of the GXS Holdings voting stock held by these entities. Messrs. Stanton and Golob disclaim beneficial ownership of all such shares of GXS Holdings voting stock. The shares disclosed in the table do not include 5,819 shares of preferred stock and 145,464 shares of common stock that Global Acquisition Company may acquire in connection with our acquisition on June 3, 2003 of assets of Celarix, Inc. These shares are being held in escrow pending resolution of items related to the acquisition.

(2)	GE Investments is an indirect, wholly owned subsidiary of General Electric.

(3)	Mr. Mohan is a Venture Partner at Norwest Venture Partners, which is a co-investor with Francisco Partners GP, LLC in Global Acquisition Company LLC.

RELATED PARTY TRANSACTIONS

      In September 2002, we effected a recapitalization of our company which resulted in Francisco Partners and co-investors indirectly owning 90% of our parent’s common stock and an equivalent interest in our parent’s preferred stock and General Electric indirectly owning 10% of our parent’s common stock and an equivalent interest in our parent’s preferred stock.

      The recapitalization agreement, together with a number of ancillary agreements, govern our relationship with General Electric since the recapitalization. The ancillary agreements include:

•	a tax matters agreement;

•	a services agreement;

•	an intellectual property agreement and license;

•	a license agreement allowing us to use the GE monogram for a period of time;

•	an employee lease agreement, which terminated on December 31, 2002, and a transitional employee services agreement; and

•	a stockholders agreement.

      The summaries of the material terms of these agreements set forth below may not contain all of the terms that may be important to you. Copies of these agreements may be obtained by writing to us at the address listed in “Description of the Notes — Additional Information.”

Recapitalization Agreement

      The recapitalization agreement sets forth, among other things, the agreement among General Electric, GE Investments and Global Acquisition Company with respect to the principal corporate transactions required to effect the recapitalization and the other agreements governing our relationship with General Electric following the recapitalization as described above under “Recapitalization.” In addition, under the recapitalization agreement, General Electric has agreed that it and its subsidiaries will not engage in any EDI business, as conducted by us, until September 27, 2005. Under the terms of the recapitalization agreement, General Electric and GE Investments have also agreed, until September 27, 2004, that they and their affiliates will maintain their respective business relationships with us and that they and their affiliates will continue to purchase products and services from us at the aggregate annual dollar volume prevailing for General Electric and its affiliates in 2001. For the twelve months ended June 30, 2003, General Electric, together with its affiliates, generated $29.6 million, or approximately 7.8%, of our total revenues.

Services Agreement

      In connection with the recapitalization, we entered into a services agreement with Global Acquisition Company, General Electric and GE Capital Financial Inc. under which General Electric agreed to provide or cause to be provided to us, on a transitional basis, various administrative and support services to enable us to conduct our business as an ongoing enterprise after the recapitalization in substantially the same manner that it was conducted prior to the recapitalization. These services include:

•	various finance and human resource services, including accounts payable processing, general ledger, payroll processing, statutory reporting, travel and living expense processing, collections, billing and benefit administration, which services are in most cases provided at a fixed fee or based on actual costs incurred and available to us until September 27, 2003;

•	the inclusion of a hyperlink to our website from the General Electric website until September 27, 2003; and

•	other services including telecommunications services, administration services for various facilities and access for Harvey Seegers to General Electric’s corporate jet service, which are provided to us based on actual costs incurred and generally available to us until September 27, 2003.

We have requested General Electric to extend certain of the individual services provided by General Electric under this agreement for up to three months, until December 31, 2003.

      Under the services agreement, we are also required to provide General Electric with various administrative and support services including telecommunications services, processing services, Web-hosting services and outbound Internet services. We provided these services until March 27, 2003 or September 27, 2003, depending on the service. General Electric is also required to pay, or to reimburse us for, transition costs and other incidental costs that we incur as a result of the provision of these services.

      We have the right to terminate any or all of the services provided under the services agreement by General Electric, and General Electric also has the right to terminate any or all of the services provided under the services agreement by us, upon 90 days’ advance notice, in addition to the fixed termination dates with respect various specific services. We do not have the right to renew or extend the services agreement or the time period for which services are provided where a term is specified. The services agreement was utilized by us to transition from a wholly owned subsidiary to a stand-alone company, and we do not expect the costs of any continued services provided by General Electric from the date of this prospectus to be material. We and Global Acquisition Company have agreed with General Electric to indemnify each other from and against specified losses in connection with the provision of services under the agreement.

Intellectual Property Agreement and License

      In connection with the recapitalization, we entered into an intellectual property agreement with General Electric and Global Acquisition Company to provide for the license of certain intellectual property rights and assignment of certain trademark rights from General Electric to us to enable us to conduct our business as an ongoing enterprise in substantially the same manner as it was conducted by General Electric prior to the recapitalization. In return, we agreed to license certain intellectual property rights to General Electric for use by General Electric other than rights related to the EDI business.

      Under the terms of the agreement, General Electric transferred and assigned all of its worldwide rights, titles and interests to the following trademarks, together with any associated goodwill: Mark III®, Tradanet EDI ExpressTM and TradanetTM. In addition, General Electric granted us a non-exclusive, irrevocable, royalty-free, fully paid-up, worldwide, perpetual right and license to intellectual property controlled by General Electric which we currently use in our business or to commercialize our products and service. We have the right to extend sublicenses under that license. In return, we granted to General Electric a non-exclusive, irrevocable, royalty-free, fully paid-up, worldwide, perpetual right and license to intellectual property owned by us to the extent the intellectual property was used by General Electric in its existing businesses at the time of the recapitalization other than as our customer.

      The term of the intellectual property agreement is perpetual and neither party is able to terminate the agreement, the rights or the licenses for breach. The exclusive remedies for breach are the recovery of monetary damages, injunctive relief or other equitable relief imposed by a court.

GE Monogram License Agreement

      In connection with the recapitalization, General Electric granted to us a royalty-free, fully paid-up, non-exclusive, non-transferable, limited license to use the GE monogram trademark worldwide for a period of two years following the closing of the recapitalization in connection with specified products and services that adhere to particular standards of quality. The license requires that we use the GE monogram in the same manner and form as it was used by us prior to the recapitalization.

      General Electric reserved the right to supervise and control our use of the GE monogram for the purpose of protecting and maintaining the goodwill associated with the GE monogram and General Electric’s reputation. General Electric also has the right to inspect our facilities, information relating to our products and services and specified documentation. If, upon inspection, General Electric finds that our products and services do not conform to the applicable standards of quality, we will be required to cure the defect within 15 days after notice from General Electric, or to cease manufacturing, marketing, promoting and selling non-conforming products and rendering non-conforming services under the GE monogram.

      We are also required to cease using the GE monogram upon notice from General Electric if, in General Electric’s opinion, our use of the monogram might result in an adverse claim against us or General Electric by a third party. We have indemnified General Electric for all losses arising out of or relating to the agreement and the manufacture, sale, offering for sale, promotion or other disposition of products or the performance, rendering, offering to perform or render or promotion of services under the GE monogram.

      General Electric has the right to terminate the agreement if we fail to implement a quality control plan for our goods and services that is acceptable to General Electric within 45 days from the date that we receive notice from General Electric that our quality control plan is unacceptable or if we fail to cure our breach of any provisions of this agreement after 20 days’ written notice by General Electric.

Tax Matters Agreement and Related Tax Matters

      General Electric, GE Investments and Global Acquisition Company have entered into a tax matters agreement to make certain representations, warranties and covenants with respect to tax matters and to allocate the liability for taxes owed or asserted by various taxing authorities. General Electric and several of its affiliates, including us, have previously filed combined, consolidated, unitary and other similar United States or foreign, state, local or other governmental income or franchise tax returns. As a consequence of the recapitalization, we will no longer file our tax returns as part of any consolidated, unitary, or other similar combined group of General Electric entities.

      The agreement sets forth the obligations of each party with respect to tax liabilities for the taxable periods before and after the recapitalization. Under the agreement, General Electric is required to file consolidated and combined tax returns for all taxable periods beginning on or before the closing of the recapitalization and is responsible for the payment of taxes required under those returns. General Electric is also required to file all necessary separate tax returns with respect to us for all taxable periods ending on or before the closing of the recapitalization and for the payment of taxes required under those returns. With respect to any taxable period that begins on or before and ends after the closing of the recapitalization, we, or Global Acquisition Company, will be responsible for the filing of our tax returns and the payment of our taxes, but General Electric will reimburse us, or Global Acquisition Company, for any taxes paid that are attributable to the pre-closing portion. We, or Global Acquisition Company, will be responsible for filing and paying our taxes for all taxable periods after the closing. If any payment required to be made under the agreement to another party to the agreement is made after the date when due, interest will accrue on the amount at the rate designated in Section 6621(a)(2) of the Internal Revenue Code, compounded on a daily basis. The agreement provides for various cross-indemnities between the parties.

      As required by the tax matters agreement, Global Acquisition Company, General Electric and, if necessary, GE Investments already have or will file all necessary elections under Section 338(h)(10) of the Internal Revenue Code to treat our acquisition by Global Acquisition Company as a sale of all of our assets. General Electric or GE Investments already have or will file a similar election in each state that requires such a filing to obtain similar treatment for state tax purposes. Global Acquisition Company, General Electric and their respective subsidiaries have all agreed to file any required tax returns in a manner consistent with treating the acquisition as a sale of all of our assets. General Electric will pay any taxes for all taxable periods or portions of taxable periods ending on or before the date of the closing of the recapitalization attributable to the making of the Section 338(h)(10) election. Global Acquisition Company is required to provide notice to General Electric of any foreign subsidiary for which Global Acquisition Company intends to file elections under Section 338(g) to treat their acquisition by Global Acquisition Company as an acquisition of all of their assets for tax purposes. Global Acquisition Company is required to pay to General Electric an amount equal to General Electric’s good faith estimate of the present value of the additional tax liability that General Electric will incur for all taxable periods as a result of the Section 338(g) elections actually made, less $250,000.

      Subsequent to the recapitalization, we entered into an agreement with Global Acquisition Holding Company and Global Acquisition Company to apportion certain of their tax benefits as permitted by

Section 1563 of the Internal Revenue Code. To the extent we are able to utilize tax benefits under this agreement, we would not anticipate making payments to Global Acquisition Holding Company or Global Acquisition Company.

Stockholders Agreement

      In connection with the recapitalization, Global Acquisition Company and GE Investments have entered into a stockholders agreement with regard to their stock holdings in GXS Holdings, Inc. The stockholders agreement provides for customary transfer restrictions, tag-along rights, drag-along rights, rights of first offer, information rights, pre-emptive rights and registration rights with respect to the shares of our capital stock held, directly or indirectly, by Global Acquisition Company and GE Investments. Under the stockholders agreement:

•	GE Investments has the right to require GXS Holdings to offer to it the right to purchase its pro rata share of any capital stock or other equity-linked securities that GXS Holdings proposes to offer to any person, subject to a limited number of exceptions, so that GE Investments can maintain its percentage shareholding;

•	GE Investments has the right to participate, on a pro rata basis, in any transfer of GXS Holdings’ capital stock by Global Acquisition Company, subject to a limited number of exceptions, or in any other liquidity event at the same price and on the same terms and conditions as Global Acquisition Company;

•	Global Acquisition Company has the right to cause GE Investments to participate, on a pro rata basis, in any significant transfer or sale of GXS Holdings’ capital stock by Global Acquisition Company at the same price and on the same terms and conditions as Global Acquisition Company;

•	GE Investments has the right, at any time after the first anniversary of the closing of the recapitalization, to transfer all or any part of its shares, subject to a limited number of exceptions, in a private sale although GE Investments will be required to first offer the shares to Global Acquisition Company;

•	GE Investments and Global Acquisition Company have the right to make certain transfers of their respective shares, such as transfers to affiliates, de minimus transfers, pledges or similar encumbrances;

•	GE Investments has the right to one demand registration of any shares of GXS Holdings’ capital stock that it then holds after one year following the initial public offering of GXS Holdings’ capital stock, if GXS Holdings is then eligible to use Form S-3 to register the shares and if GE Investments owns at least 5% of GXS Holdings’ outstanding capital stock at the time; and

•	GE Investments has unlimited “piggy-back” registration rights, after the initial public offering of GXS Holdings’ capital stock, to include any shares of GXS Holdings’ capital stock that it then holds in registrations that GXS Holdings effects for its own account.

      In addition, for three years following the closing of the recapitalization and so long as we are not a reporting company under the Exchange Act, at the request of GE Investments, we are required to deliver to GE Investments copies of any information or documents provided to our board of directors on a quarterly basis. Finally, except with respect to any monitoring fees charged to us by Francisco Partners, all transactions between Global Acquisition Company or Francisco Partners and us are required to be on arms’ length terms.

Employee Lease Arrangements

      In connection with the recapitalization, we entered into an employee lease agreement, with respect to U.S. employees, and a transitional employee services agreement, with respect to some non-U.S. employees, with General Electric, GE Investments, GE International and Global Acquisition Company. Under the employee lease agreement, to assist us with the transition to becoming an independent company, as of the closing of the recapitalization on September 27, 2002, all of our domestic employees became employees of General Electric. We leased the services of these employees, U.S. expatriates temporarily working for us overseas and other specified classes of employees from General Electric until November 18, 2002, in the case of domestic employees, and December 31, 2002, in the case of expatriate employees, at which time these employees again became our employees.

      The transitional employee services agreement applies to individuals in India, China and the Philippines who had been employed by a General Electric entity but were assigned full-time to provide services to our non-U.S. operations in their respective countries. Under this agreement, these individuals continued to provide full-time services to our non-U.S. operations and remained employed by the relevant General Electric entity. The relevant General Electric entity continued to provide payroll and benefits services with respect to these employees, and we provided reimbursement for these services. Shortly before March 31, 2003, the employees in India and China were hired by our newly created legal entities in their respective countries. Our entity in the Philippines is in the process of becoming licensed to do business there and will hire the Philippine employees when legally permitted to do so.

      During the applicable term of the agreements, General Electric was responsible for all employee compensation and benefits, and we were required to reimburse General Electric for any and all costs and expenses for these employees.

      In addition, both the employee lease agreement and the transitional employee services agreement required Global Acquisition Company and us to indemnify General Electric and its affiliates for losses resulting from the gross negligence of Global Acquisition Company and/or its affiliates in connection with the employee services provided under the agreements during the lease term. Both agreements also required General Electric, GE Investments and GE International to indemnify Global Acquisition Company and/or its affiliates for losses resulting from the gross negligence of General Electric and/or its affiliates in connection with the employee services provided under the agreements.

Transactions with Francisco Partners

      We have entered into a monitoring agreement with Francisco Partners under which Francisco Partners will provide management consulting and financial and other services to us for an annual fee of $2.0 million plus expenses. The monitoring agreement includes customary indemnification provisions in favor of Francisco Partners. At the closing of the recapitalization, we also paid to Francisco Partners a transaction fee of $20.0 million for services rendered in connection with the financial structuring of the recapitalization and other management services. In addition, we reimbursed Francisco Partners for fees and expenses associated with the recapitalization and related financing. The amounts reimbursed totalled $1.7 million.

      In addition, in connection with the acquisition by our subsidiary, Global eXchange Services, on June 3, 2003, of substantially all of the assets of Celarix related to its current logistics integration and visibility solutions, Francisco Partners has agreed to exchange interests in certain entities affiliated with Francisco Partners for the preferred stock and common stock of our parent, GXS Holdings, issued and held in escrow as consideration for the acquired Celarix assets. We estimate the value of this preferred stock and common stock to be approximately $0.6 million, subject to possible post-closing adjustment.

Senior Subordinated Reset Notes

      In connection with the recapitalization, we issued and sold $235.0 million aggregate principal amount of our senior subordinated reset notes to GECC. Because we did not refinance the senior subordinated reset notes on or before September 27, 2003, we will be required to pay to GECC a fee equal to 1.0% of the outstanding aggregate principal amount of the senior subordinated reset notes and the interest rate will be reset as described in “Description of Other Indebtedness — Senior Subordinated Reset Notes” up to a maximum of 17% per year, although interest in excess of 15% per year is payable in kind at our option.

Other Related Party Arrangements

      Prior to the recapitalization, we entered into over 100 customer agreements with General Electric and its affiliates for the provision of our services. For the twelve months ended June 30, 2003, we generated approximately $29.6 million, or approximately 7.8%, of our total revenues under these agreements. We derived approximately $29.3 million, or 5.2%, of our revenues from General Electric and its affiliates in 2000, $30.6 million, or 6.6%, in 2001 and $28.9 million, or 7.1%, in 2002. Under the terms of the recapitalization agreement, General Electric and GE Investments have agreed, until September 27, 2004, that they and their affiliates will maintain their respective business relationships with us and that they and their affiliates will continue to purchase products and services from us at the aggregate annual dollar volume prevailing for General Electric and its affiliates in 2001. Trade receivables as of December 31, 2001 and 2002 resulting from normal trade activity with General Electric were $1.0 million and $0.5 million, respectively. Trade receivables as of June 30, 2003 resulting from normal trade activity with General Electric were $1.3 million. Trade payables as of December 31, 2001 and 2002 resulting from normal activity with General Electric were $1.2 million and $1.6 million, respectively. Trade payables due to General Electric as of June 30, 2003 were $1.7 million.

      Prior to the recapitalization, we participated in pooled treasury operations with General Electric in most countries in which we have operations. As part of this pooled activity, we earned interest on balances on deposit with General Electric and paid interest when local operations borrowed money from the pool. We had net interest expense of $1.3 million in 2000, and net interest income of $1.2 million and $1.3 million in 2001 and 2002, respectively, virtually all of which represented payments to or from General Electric. We had net interest expenses of $0.8 million for the six months ended June 30, 2002 which related principally to treasury activities with General Electric. Effective with the recapitalization, we conduct our own treasury operations.

      Prior to the recapitalization, General Electric provided a variety of services to us. Certain services, such as administration of employee benefit plans and payment of related claims, provision of voice and data networking, outsourcing of certain functions, centralized financial and administrative activities involved with transaction processing, centralized purchasing of desk top software and other corporate services, were charged to us as utilized by us. Billings for these services amounted to approximately $48.4 million, $57.0 million and $58.8 million for the years ended December 31, 2000, 2001 and 2002, respectively. Billings for these services amounted to approximately $19.8 million and $7.0 million for the six months ended June 30, 2002 and 2003, respectively. As part of the recapitalization, General Electric agreed to continue to provide these services on an as needed basis for up to two years. Management believes that the amounts paid to General Electric approximate the costs of the services which could be obtained from a third party.

      Prior to the recapitalization, General Electric also provided certain centralized services, such as compensation and benefit plan design, tax planning, marketing support, treasury, auditing and public company reporting, which we paid for with an annually agreed fee. This fee amounted to $11.2 million, $12.9 million and $7.3 million for the years ended December 31, 2000, 2001 and 2002, respectively. This corporate charge amounted to $4.9 million for the six month period ended June 30, 2002 and ended at the time of the recapitalization. Management believes that costs to provide these services on a stand alone basis are approximately $2.9 million annually.

      In 2000, we entered into an agreement with GECC under which, if we agreed to use a vendor of products and services in which GECC had made an equity investment, GECC would, in exchange, grant us the right to share in any gains on the sale of that equity investment. In 2000 and 2001, we received payments of $8.9 million and $6.3 million, respectively, from GECC under that agreement. We will not receive any further payments from GECC under that agreement.

      Prior to the recapitalization, our employees and retirees participated in a number of employee benefit plans maintained by General Electric and its affiliates, as described in note 2(j) to our audited consolidated financial statements. Since the recapitalization, our employees and retirees continue to be eligible for any benefits under these plans in which they were vested at the time of the recapitalization, and General Electric retained all obligations with respect to the provision of these benefits. Our employees also participated in stock option plans sponsored by General Electric. The General Electric stock options granted prior to the recapitalization continue to vest since the recapitalization but must be exercised no later than five years after the closing of the recapitalization or the original option expiration date, whichever is earlier.

DESCRIPTION OF OTHER INDEBTEDNESS

      The following summary of certain provisions of our outstanding debt is not complete. This summary is subject, and qualified in its entirety by reference, to all of the provisions of the agreements governing our outstanding debt, copies of which will be made available upon request. Our new credit facility replaced our then-existing credit facility.

New Senior Credit Facility

      General. As part of the refinancing, we entered into a new credit facility, consisting of a $70.0 million senior term loan and a $30.0 million revolving credit facility, with a sublimit of $15.0 million for letters of credit. This new credit facility replaced our then-existing credit facility.

      Our ability to borrow under the new credit facility is subject to a borrowing base, calculated monthly, equal to 90.0% of our EDI Services Revenues, which is defined in “Description of the Notes — Certain Definitions,” for the most recently ended six months. The new credit facility is expected to mature in four years unless terminated earlier upon an event of default. If terminated upon an event of default, all outstanding advances under the new credit facility would be required to be immediately repaid. Our ability to borrow under the new revolving credit facility is also subject to our compliance with the covenants described below.

      We used borrowings under the new senior term loan, together with the proceeds of the offering of the outstanding notes and available cash, to repay our existing $175.0 million senior term loan, which we entered into as part of the recapitalization of our company effected in September 2002. We expect borrowings under the new revolving credit facility to be available for working capital and other general corporate purposes.

      Borrowings under the new revolving credit facility bear interest, at our option, at either a floating base rate plus 2.00% per annum or floating LIBOR plus 4.25% per annum. Borrowings under the new senior term loan bear interest, at our option, at either the floating base rate plus 4.00% per annum or floating LIBOR plus 6.00% per annum. The base rate and LIBOR rate used to calculate the applicable interest rates on revolving credit loans and senior term loans may not be less than 4.25% and 2.25%, respectively. Interest is payable monthly in arrears for base rate loans and on the last day of selected interest periods (but no later than every three months), which may be one, two, three or six months, at our option, for LIBOR rate loans.

      The new senior term loan matures on March 21, 2007. All principal under the loan and the revolving credit facility is due and payable on this date.

      We paid a fee equal to 2.50% of the aggregate amount available under the new credit facility ($100.0 million) to the lenders under that facility at the time we entered into the new facility. We will pay additional fees as follows:

•	an annual commitment fee equal to 0.75% of the unused portion of the new revolving credit facility, payable quarterly in arrears;

•	letter of credit fees at a rate equal to 2.50% per annum on the undrawn amount of all outstanding letters of credit, payable monthly in arrears;

•	an annual fee of $350,000, payable on each anniversary of the closing date; and

•	a servicing fee of $15,000, payable quarterly in arrears.

      Optional Repayment. If we repay the borrowings under the new senior term loan prior to the maturity date, we are required to pay a prepayment premium equal to 1.00% of the maximum facility amount for each full or partial year remaining until the maturity date. If the credit facility is repaid with the proceeds of a private placement of subordinated debt or equity, an initial public offering of equity or a sale of substantially all of our assets or stock, the prepayment premium would be reduced by half. As we will not receive any proceeds from the exchange offer, we will not be required to, and will not, prepay any borrowing under the credit facility, in connection with the exchange offer.

      Guarantees and Security. Our obligations under the new credit facility are guaranteed by all of our existing and future U.S. subsidiaries. Our obligations under the new credit facility are secured by first-priority liens on substantially all of our and the guarantors’ existing and after-acquired property, both tangible and intangible, including accounts receivable, inventory, equipment, intellectual property and other personal property, and real property specified by the agent, whether owned or leased. Our obligations and those of the guarantors’ are secured by a pledge of all of our capital stock, all of the capital stock or other equity interests of our existing and future U.S. subsidiaries and a pledge of 66% of the capital stock or other equity interests of our material first-tier foreign subsidiaries.

      Financial Covenants. The new credit facility requires that we meet and maintain the following financial ratios and tests:

•	minimum EBITDA of $95.0 million, calculated quarterly on a last twelve-months basis;

•	maximum senior leverage ratio (senior debt to EBITDA) of 2.0 to 1.0, calculated quarterly on a last twelve-months basis; and

•	maximum capital expenditures of $42.5 million per year.

      Other Covenants and Events of Default. The new credit facility contains events of default and covenants that limit our ability and the ability of our operating subsidiaries to take various actions that are customary for transactions of this type, including our ability to:

•	incur additional indebtedness,

•	make guarantees,

•	sell assets or make other fundamental changes,

•	prepay or modify our debt,

•	enter into change-of-control transactions,

•	engage in mergers and acquisitions,

•	make investments,

•	enter into transactions with our affiliates,

•	change our line of business, and

•	enter into sale and leaseback transactions.

Senior Subordinated Reset Notes

      In September 2002, we completed the sale of $235.0 million in principal amount of our senior subordinated reset notes due 2009 to GECC, which we used together with borrowings under our existing revolving credit facility and senior term loan to complete the recapitalization. The senior subordinated reset notes mature on September 27, 2009. Interest on the senior subordinated reset notes accrued at the rate of 12% per annum before September 27, 2003, and is payable semi-annually in arrears on April 15 and October 15. After September 27, 2003, interest accrues at the par value rate, which is a rate to be agreed upon with GECC. We and GECC have not reached an agreement on the par value rate and have each selected an appraiser that will determine independently a par value rate not greater than 17% per year, nor less than 8% per year. If the difference between the par value rates determined by each appraiser is not greater than 1.0%, then the average of the two appraisals will be the par value rate. If the difference between the two appraisals is greater than 1.0%, then the two appraisers will select a third appraiser, which will determine independently a par value rate, and the average of the two par value rates by the three appraisers which are closest will be the par value rate. Because the senior subordinated reset notes were not refinanced on or before September 27, 2003, we will be required to pay to GECC a fee equal to 1.0%

of the outstanding aggregate principal amount of the senior subordinated reset notes. We are currently in discussions with GECC concerning the interest rate on the senior subordinated reset notes.

      Up to 35% of the aggregate principal amount of the notes may be redeemed using the proceeds of one or more sales of qualified equity securities after September 27, 2003 and prior to September 27, 2005, at our option, under specified circumstances, at 100% of the principal amount plus a premium equal to the par value rate times the principal amount of the notes, plus accrued interest and liquidated damages, if any. After September 27, 2006, we may redeem the notes, in whole or in part, at our option, at specified redemption prices plus accrued and unpaid interest, and liquidated damages, if any. The notes are guaranteed by all of our existing and future U.S. subsidiaries. The notes are senior unsecured subordinated indebtedness of ours and the guarantors and rank equal in right of payment with all of our and the guarantors’ other subordinated unsecured indebtedness and junior in right of payment to all of our and the guarantors’ existing and future senior debt, including our proposed new credit facility and the notes offered hereby.

      The indenture governing the senior subordinated reset notes limits our ability to, among other things, incur additional indebtedness, including capital leases, incur liens, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with affiliates, issue preferred stock, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets and contains customary events of default, including failure to pay principal or interest when due, failure to comply with covenants, cross-acceleration to other specified indebtedness and judgment default and certain events of bankruptcy or reorganization, subject in some cases to notice and applicable grace periods.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

      In connection with the offering of the outstanding notes, we entered into a registration rights agreement with the initial purchasers of the outstanding notes. We are making the exchange offer to satisfy our obligations under the registration rights agreement.

      Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

Terms of the Exchange Offer

      We are offering to exchange, upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, exchange notes for an equal principal amount of outstanding notes. The terms of the exchange notes are identical in all material respects to those of the outstanding notes, except for the transfer restrictions and registration rights relating to the outstanding notes which will not apply to exchange notes. The exchange notes will be entitled to the benefits of the indenture. See “Description of the Notes.”

      The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered or accepted for exchange. As of the date of this prospectus, $105.0 million aggregate principal amount of the outstanding notes is outstanding. Outstanding notes tendered in the exchange offer must be in denominations of a minimum principal amount of $1,000 or any integral multiple thereof.

      Based on certain interpretive letters issued by the staff of the Securities and Exchange Commission to third parties in unrelated transactions, holders of outstanding notes, except any holder who is an “affiliate” of ours within the meaning of Rule 405 under the Securities Act, who exchange their outstanding notes for exchange notes pursuant to the exchange offer generally may offer the exchange notes for resale, resell the exchange notes and otherwise transfer the exchange notes without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the exchange notes are acquired in the ordinary course of the holders’ business and such holders are not participating in, and have no arrangement or understanding with any person to participate in, a distribution of the exchange notes.

      Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where the outstanding notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See “Plan of Distribution.” In addition, to comply with the securities laws of individual jurisdictions, if applicable, the exchange notes may not be offered or sold unless they have been registered or qualified for sale in the jurisdiction or an exemption from registration or qualification is available and complied with. We have agreed, pursuant to our registration rights agreement to register or qualify the exchange notes for offer or sale under the securities or blue sky laws of the United States jurisdictions you reasonably request in writing subject to the limitation contained in the registration right agreement. If you do not exchange such outstanding notes for exchange notes pursuant to the exchange offer, your outstanding notes will continue to be subject to the restrictions on transfer contained in the legend.

      If any holder of the outstanding notes is an affiliate of ours, is engaged in or intends to engage in or has any arrangement or understanding with any person to participate in the distribution of the exchange notes to be acquired in the exchange offer, the holder could not rely on the applicable interpretations of the Commission and must comply with the registration requirements of the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the registration requirement of the Securities Act and applicable state securities laws.

Expiration Date; Extensions; Termination; Amendments

      The exchange offer expires on the expiration date, which is 5:00 p.m., New York City time, on November 10, 2003 unless we in our sole discretion extend the period during which the exchange offer is open.

      We reserve the right to extend the exchange offer at any time and from time to time prior to the expiration date by giving written notice to Wells Fargo Bank Minnesota, National Association, the exchange agent, and by public announcement communicated by no later than 9:00 a.m. on the next business day following the previously scheduled expiration date, unless otherwise required by applicable law or regulation, by making a release to the Dow Jones News Service. During any extension of the exchange offer, all outstanding notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us.

      The exchange date will be the second business day following the expiration date. We expressly reserve the right to:

•	terminate the exchange offer and not accept for exchange any outstanding notes for any reason, including if any of the events set forth below under “— Conditions to the Exchange Offer” shall have occurred and shall not have been waived by us; and

•	amend the terms of the exchange offer in any manner, whether before or after any tender of the outstanding notes.

      If any termination or amendment occurs, we will notify the exchange agent in writing and will either issue a press release or give written notice to the holders of the outstanding notes as promptly as practicable.

      Unless we terminate the exchange offer prior to 5:00 p.m., New York City time, on the expiration date, we will exchange the exchange notes for the tendered outstanding notes on the exchange date. Any outstanding notes not accepted for exchange for any reason will be returned without expense to the tendering holder as promptly as practicable after expiration or termination of the exchange offer. See “— Acceptance of Outstanding Notes for Exchange; Delivery of Exchange Notes.”

      This prospectus and the related letter of transmittal and other relevant materials will be mailed by us to record holders of outstanding notes and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the lists of holders for subsequent transmittal to beneficial owners of outstanding notes.

Procedures for Tendering Outstanding Notes

      The tender of outstanding notes by you pursuant to any one of the procedures set forth below will constitute an agreement between you and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

      General Procedures. You may tender the notes by

•	properly completing and signing the letter of transmittal or a facsimile and delivering the letter of transmittal together with:

—	the certificate or certificates representing the outstanding notes being tendered and any required signature guarantees, to the exchange agent at its address set forth in the letter of transmittal on or prior to the expiration date, or

—	a timely confirmation of a book-entry transfer of the outstanding notes being tendered, if the procedure is available, into the exchange agent’s account at DTC pursuant to the procedure for book-entry transfer described below, or

•	complying with the guaranteed delivery procedures described below.

      If tendered outstanding notes are registered in the name of the signer of the letter of transmittal and the exchange notes to be issued in exchange therefor are to be issued, and any untendered outstanding notes are to be reissued, in the name of the registered holder, the signature of the signer need not be guaranteed. In any other case, the tendered outstanding notes must be endorsed or accompanied by written instruments of transfer in form satisfactory to us and duly executed by the registered holder and the signature on the endorsement or instrument of transfer must be guaranteed by a commercial bank or trust company located or having an office or correspondent in the United States or by a member firm of a national securities exchange or of the National Association of Securities Dealers, Inc. or by a member of a signature medallion program such as “STAMP.” If the exchange notes and/or outstanding notes not exchanged are to be delivered to an address other than that of the registered holder appearing on the note register for the outstanding notes, the signature on the letter of transmittal must be guaranteed by an eligible institution.

      Any beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender outstanding notes should contact the holder promptly and instruct the holder to tender outstanding notes on the beneficial owner’s behalf. If the beneficial owner wishes to tender the outstanding notes itself, the beneficial owner must, prior to completing and executing the letter of transmittal and delivering the outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in the beneficial owner’s name or follow the procedures described in the immediately preceding paragraph. The transfer of record ownership may take considerable time.

      A tender will be deemed to have been received as of the date when:

•	the tendering holder’s properly completed and duly signed letter of transmittal accompanied by the outstanding notes is received by the exchange agent,

•	the tendering holder’s properly completed and duly signed letter of transmittal accompanied by a book-entry confirmation is received by the exchange agent, or

•	a notice of guaranteed delivery or letter or facsimile transmission to similar effect from an eligible institution is received by the exchange agent.

      Issuances of exchange notes in exchange for outstanding notes tendered pursuant to a notice of guaranteed delivery or letter or facsimile transmission to similar effect by an eligible institution will be made only against deposit of the letter of transmittal, the tendered outstanding notes, or book-entry confirmation, if applicable and any other required documents.

      All questions as to the validity, form, eligibility, including time of receipt, and acceptance for exchange of any tender of outstanding notes will be determined by us, and will be final and binding. We reserve the absolute right to reject any or all tenders not in proper form or the acceptances for exchange of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any of the conditions of the exchange offer or any defects or irregularities in tenders of any particular holder whether or not similar defects or irregularities are waived in the case of other holders. Neither we, the exchange agent nor any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the exchange offer, including the letter of transmittal and its instructions, will be final and binding.

      The method of delivery of outstanding notes and all other documents is at the election and risk of the tendering holders, and delivery will be deemed made only when actually received and confirmed by the exchange agent. If the delivery is by mail, it is recommended that registered mail properly insured with return receipt requested be used and that the mailing be made sufficiently in advance of the expiration date to permit delivery to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date. As an alternative to delivery by mail, holders may wish to consider overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date. No letter of transmittal or outstanding notes should be sent to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect the above transactions for the holders.

      Book-Entry Transfer. The exchange agent will make a request to establish an account with respect to the outstanding notes at the book-entry transfer facility for purposes of the exchange offer within two business days after the date of the prospectus, and any financial institution that is a participant in the book-entry transfer facility’s systems may make book-entry delivery of outstanding notes by causing the book-entry transfer facility to transfer the outstanding notes into the exchange agent’s account at the book-entry transfer facility in accordance with the book-entry transfer facility’s procedures for transfer.

      Guaranteed Delivery Procedures. If you desire to tender outstanding notes pursuant to the exchange offer, but time will not permit a letter of transmittal, the outstanding notes or other required documents to reach the exchange agent on or before the expiration date, or if the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if the exchange agent has received at its office a letter or facsimile transmission from an eligible institution setting forth the name and address of the tendering holder, the names in which the outstanding notes are registered, the principal amount of the outstanding notes being tendered and, if possible, the certificate numbers of the outstanding notes to be tendered, and stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange trading days after the expiration date, the outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed letter of transmittal and any other required documents, will be delivered by the eligible institution to the exchange agent in accordance with the procedures outlined above. Unless outstanding notes being tendered by the above-described method are deposited with the exchange agent, including through a book-entry confirmation, within the time period set forth above and accompanied or preceded by a properly completed letter of transmittal and any other required documents, we may, at our option, reject the tender. Copies of a notice of guaranteed delivery which may be used by eligible institutions for the purposes described in this paragraph are available from the exchange agent.

Terms and Conditions of the Letter of Transmittal

      The letter of transmittal contains, among other things, the following terms and conditions, which are part of the exchange offer.

      The transferring party tendering outstanding notes for exchange thereby exchanges, assigns and transfers the outstanding notes to us and irrevocably constitutes and appoints the exchange agent as the transferor’s agent and attorney-in-fact to cause the outstanding notes to be assigned, transferred and exchanged. The transferor represents and warrants that it has full power and authority to tender, exchange, assign and transfer the outstanding notes and to acquire exchange notes issuable upon the exchange of the tendered outstanding notes and that, when the same are accepted for exchange, we will acquire good and unencumbered title to the tendered outstanding notes, free and clear of all liens, restrictions except restrictions on transfer, charges and encumbrances and not subject to any adverse claim. The transferor also warrants that it will, upon request, execute and deliver any additional documents deemed by the exchange agent or us to be necessary or desirable to complete the exchange, assignment and transfer of tendered outstanding notes. The transferor further agrees that acceptance of any tendered outstanding notes by us and the issuance of exchange notes in exchange therefor will constitute performance in full by us of our obligations under the registration rights agreement and that we will have no further obligations or liabilities under the registration rights agreement, except in certain limited circumstances. All authority conferred by the transferor will survive the death, bankruptcy or incapacity of the transferor and every obligation of the transferor will be binding upon the heirs, legal representatives, successors, assigns, executors, administrators and trustees in bankruptcy of the transferor.

      By tendering outstanding notes and executing the letter of transmittal, the transferor certifies that:

•	it is not an affiliate of us or our subsidiary guarantors or, if the transferor is an affiliate of the us or our subsidiary guarantors, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

•	the exchange notes are being acquired in the ordinary course of business of the person receiving the exchange notes, whether or not the person is the holder;

•	the transferor has not entered into an arrangement or understanding with any other person to participate in the distribution, within the meaning of the Securities Act, of the exchange notes;

•	the transferor is not a broker-dealer who purchased the outstanding notes for resale pursuant to an exemption under the Securities Act; and

•	the transferor will be able to trade the exchange notes acquired in the exchange offer without restriction under the Securities Act.

      Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

Withdrawal Rights

      Outstanding notes tendered pursuant to the exchange offer may be withdrawn at any time prior to the expiration date.

      For a withdrawal to be effective, a written letter or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth in the letter of transmittal not later than the close of business on the expiration date. Any notice of withdrawal must specify the person named in the letter of transmittal as having tendered outstanding notes to be withdrawn, the certificate numbers and principal amount of outstanding notes to be withdrawn, that the holder is withdrawing its election to have such outstanding notes exchanged and the name of the registered holder of the outstanding notes, and must be signed by the holder in the same manner as the original signature on the letter of transmittal, including any required signature guarantees, or be accompanied by evidence satisfactory to us that the person withdrawing the tender has succeeded to the beneficial ownership of the outstanding notes being withdrawn. The exchange agent will return the properly withdrawn outstanding notes promptly following receipt of notice of withdrawal. Properly withdrawn outstanding notes may be retendered by following one of the procedures described under “— Procedures for Tendering Outstanding Notes” above at any time on or prior to the expiration date. If outstanding notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of such facility. All questions as to the validity of notices of withdrawals, including time of receipt, will be determined by us, and will be final and binding on all parties.

Acceptance of Outstanding Notes for Exchange; Delivery of Exchange Notes

      Upon the terms and subject to the conditions of the exchange offer, the acceptance for exchange of outstanding notes validly tendered and not withdrawn and the issuance of the exchange notes will be made on the exchange date. For purposes of the exchange offer, we will be deemed to have accepted for exchange validly tendered outstanding notes when, and if we have given written notice to the exchange agent.

      The exchange agent will act as agent for the tendering holders of outstanding notes for the purposes of receiving exchange notes from us and causing the outstanding notes to be assigned, transferred and exchanged. Upon the terms and subject to the conditions of the exchange offer, delivery of exchange notes to be issued in exchange for accepted outstanding notes will be made by the exchange agent promptly after acceptance of the tendered outstanding notes. Any outstanding notes which have been tendered for exchange but which are not exchanged for any reason will be returned promptly to the holder without cost to the holder, or, in the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account at the book-entry transfer facility pursuant to the book-entry procedures described above, the outstanding notes will be credited to an account maintained by the holder with the book-entry transfer facility for the outstanding notes, as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer.

Conditions to the Exchange Offer

      Notwithstanding any other provision of the exchange offer, or any extension of the exchange offer, we will not be required to issue exchange notes in exchange for any properly tendered outstanding notes not previously accepted and may terminate the exchange offer, by oral or written notice to the exchange agent and by timely public announcement communicated, unless otherwise required by applicable law or regulation, by making a release to the Dow Jones News Service, or, at our option, modify or otherwise amend the Exchange Offer, if:

•	there shall be threatened, instituted or pending any action or proceeding before, or any injunction, order or decree shall have been issued by, any court or governmental agency or other governmental regulatory or administrative agency or of the Securities and Exchange Commission

—	seeking to restrain or prohibit the making or consummation of the exchange offer or any other transaction contemplated by the exchange offer,

—	assessing or seeking any damages as a result thereof, or

—	resulting in a material delay in the ability of the Issuer to accept for exchange or exchange some or all of the outstanding notes pursuant to the exchange offer; or

•	the exchange offer shall violate any applicable law or any applicable interpretation of the staff of the Securities and Exchange Commission.

      We may waive any or all of these conditions at any time, in whole or in part, prior to the expiration of the exchange offer. The failure by us at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right. We will have the right to terminate the exchange offer only if one or more stated conditions is not satisfied.

      Any determination by us concerning the fulfillment or non-fulfillment of any conditions will be final and binding upon all parties.

      In addition, we will not accept for exchange any outstanding notes tendered, and no exchange notes will be issued in exchange for any outstanding notes, if at such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or qualification of the indenture under the Trust Indenture Act, as amended.

Exchange Agent

      Wells Fargo Bank Minnesota, National Association has been appointed as the exchange agent for the exchange offer. Questions relating to the procedure for tendering, as well as requests for additional copies of this prospectus or the letter of transmittal and requests for notices of guaranteed delivery, should be directed to the exchange agent addressed as follows:

By Registered or Certified Mail: Wells Fargo Bank Minnesota, National Association Corporate Trust Services 213 Court Street, Suite 703 Middletown, CT 06457 Attention: Joseph P. O’Donnell	Facsimile Transmission Number: (For Eligible Institutions Only) (860) 704-6219 To Confirm by Telephone or for: Information Call: (860) 704-6217	By Hand/ Overnight Delivery: Wells Fargo Bank Minnesota, National Association Corporate Trust Services 213 Court Street, Suite 703 Middletown, CT 06457 Attention: Joseph P. O’Donnell

      Delivery of the letter of transmittal to an address other than as set forth above, or transmission of instructions via facsimile other than as set forth above, will not constitute a valid delivery.

      Wells Fargo Bank Minnesota, National Association also acts as trustee under the indenture.

Solicitation of Tenders; Expenses

      We have not retained any dealer-manager or similar agent in connection with the exchange offer and we will not make any payments to brokers, dealers or others for soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse it for reasonable out-of-pocket expenses in connection therewith. The expenses to be incurred in connection with the exchange offer, including the fees and expenses of the exchange agent and printing, accounting and legal fees, will be paid by us and are estimated at approximately $1.0 million.

      No person has been authorized to give any information or to make any representations in connection with the exchange offer other than those contained in this prospectus. If given or made, the information or representations should not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any exchange made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the respective dates as of which information is given in this prospectus. The exchange offer is not being made to, nor will tenders be accepted from or on behalf of, holders of outstanding notes in any jurisdiction in which the making of the exchange offer or the acceptance would not be in compliance with the laws of the jurisdiction. However, we may, at our discretion, take any action as we may deem necessary to make the exchange offer in any jurisdiction and extend the exchange offer to holders of outstanding notes in the jurisdiction. In any jurisdiction the securities laws or blue sky laws of which require the exchange offer to be made by a licensed broker or dealer, the exchange offer is being made on behalf of us by one or more registered brokers or dealers which are licensed under the laws of the jurisdiction.

Appraisal Rights

      You will not have dissenters’ rights or appraisal rights in connection with the exchange offer.

Accounting Treatment

      The exchange notes will be recorded at the carrying value of the outstanding notes as reflected in the issuer’s accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized by the issuer upon the exchange of exchange notes for outstanding notes. Expenses incurred in connection with the issuance of the exchange notes will be amortized over the term of the exchange notes.

Transfer Taxes

      If you tender your outstanding notes, you will not be obligated to pay any transfer taxes in connection with the exchange. However, if you instruct us to register exchange notes in the name of, or request outstanding notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered holder, you will be responsible for the payment of any applicable transfer tax.

Income Tax Considerations

      You should consult your own tax advisers with respect to your particular circumstances and with respect to the effects of state, local or foreign tax laws to which you may be subject. The following discussion is based upon the provisions of the Internal Revenue Code, regulations, rulings and judicial decisions, in each case as in effect on the date of this prospectus, all of which are subject to change.

      The exchange of an outstanding note for an exchange note will not constitute a taxable exchange. Such an exchange will not result in taxable income, gain or loss being recognized by you or by us. Immediately after the exchange, you will have the same adjusted basis and holding period in each exchange note received as you had immediately prior to the exchange in the corresponding outstanding note surrendered. See “United States Federal Income Tax Considerations.”

Consequences of Failure to Exchange

      As consequence of the offer or sale of the outstanding notes pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws, holders of outstanding notes who do not exchange outstanding notes for exchange notes pursuant to the exchange offer will continue to be subject to the restrictions on transfer of the outstanding notes as set forth in the legend. In general, the outstanding notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently anticipate that we will register the outstanding notes under the Securities Act.

      Upon consummation of the exchange offer, due to the restrictions on transfer of the outstanding notes and the absence of such restrictions applicable to the exchange notes, it is likely that the market, if any, for outstanding notes will be relatively less liquid than the market for exchange notes. Consequently, holders of outstanding notes who do not participate in the exchange offer could experience significant diminution in the value of their outstanding notes, compared to the value of the exchange notes.

DESCRIPTION OF THE NOTES

      You can find the definitions of certain capitalized terms used in this description under the subheading “Certain Definitions.” In this description, the term “GXS” refers only to GXS Corporation and not to any of its subsidiaries.

      GXS issued the outstanding notes under an indenture among itself, the Guarantors and Wells Fargo Bank Minnesota, National Association, as trustee, in a private transaction that was not subject to the registration requirements of the Securities Act. See “Notice to Investors.” The exchange notes will also be issued under the indenture and terms of the exchange notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). The Security Documents referred to below under the caption “— Security” set forth the terms of the security interests that will secure the exchange notes.

      The following description is a summary of the material provisions of the indenture and the Security Documents. It does not restate all of the terms of those agreements in their entirety. We urge you to read the indenture and Security Documents because they, and not this description, define your rights as a holder of the notes. Copies of the indenture and the Security Documents are available as set forth below under “— Additional Information.” Certain capitalized terms used in this description but not defined below under “— Certain Definitions” have the meanings assigned to them in the indenture.

      The registered holder of a note will be treated as its owner for all purposes. Only registered holders will have rights under the indenture.

      Except as otherwise indicated, the following description relates to both the outstanding notes and the exchange notes and is meant to be only a summary of the material provision of the indenture. This description does not restate all of the terms of the indenture in their entirety. The form and terms of the exchange notes are the same as the form and terms of the outstanding notes in all material respect, except that:

•	the exchange notes have been registered under the Securities Act and therefore will not bear legends restricting their transfer and will not contain provisions relating to an increase in the interest rate that were included in the terms of the outstanding notes in circumstances relating to the timing of the exchange offer; and

•	the holders of the exchange notes will not be entitled to all of the rights of the holders of the outstanding notes under the registration rights agreement, which terminates upon the consummation of the exchange offer.

      For purposes of this section, references to the notes shall be deemed to refer to the outstanding notes or exchange notes, as applicable.

Brief Description of the Notes and the Subsidiary Guarantees

The Notes

      The notes will be:

•	senior secured obligations of GXS;

•	secured by second-priority security interests in substantially all of the assets of GXS and the Guarantors, subject to Permitted Liens and first-priority security interests in the same assets in favor of the holders of Credit Agreement Obligations from time to time as described under the caption “— Security” below (the “Collateral”);

•	equal in right of payment to all existing and future Senior Debt of GXS;

•	senior in right of payment to all existing and future senior subordinated and subordinated Indebtedness of GXS, including the Senior Subordinated Notes; and

•	fully and unconditionally guaranteed by the Guarantors.

      As of June 30, 2003, GXS and the Guarantors had $70.0 million outstanding under the Credit Agreement, with approximately $21.0 million in revolving credit availability and approximately $9.0 million of letters of credit outstanding. GXS also had outstanding $235.0 million of Senior Subordinated Notes. The indenture permits GXS and the Guarantors to incur additional Indebtedness.

The Subsidiary Guarantees

      The notes are guaranteed by all of GXS’s Domestic Subsidiaries.

      Each guarantee of the notes is:

•	a senior secured obligation of the Guarantor;

•	secured by a second-priority security interest in substantially all of the assets of that Guarantor, subject to Permitted Liens and first-priority security interests in the same assets in favor of the holders of Credit Agreement Obligations from time to time as described under the caption “— Security” below;

•	equal in right of payment to all existing and future obligations under Senior Debt of that Guarantor; and

•	senior in right of payment to all existing and future senior subordinated and subordinated Indebtedness of that Guarantor, including any guarantee of the Senior Subordinated Notes provided by that Guarantor.

      Neither our Unrestricted Subsidiaries nor our Foreign Subsidiaries will guarantee the notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor Subsidiaries, the non-guarantor Subsidiaries will be required to pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to us. The non-guarantor Subsidiaries generated 35.8% of our consolidated revenues for the twelve months ended June 30, 2003 and held 11.8% of our consolidated assets as of June 30, 2003.

      As of the date of the indenture, all of GXS’s subsidiaries will be “Restricted Subsidiaries.” However, under the circumstances described below under the subheading “— Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries,” GXS will be permitted to designate certain subsidiaries as “Unrestricted Subsidiaries.” GXS’s Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture.

Principal, Maturity and Interest

      The indenture permits GXS to issue notes with a maximum aggregate principal amount of $105.0 million, all of which will be issued in this offering. GXS will issue notes in denominations of $1,000 and integral multiples of $1,000. The notes will mature on July 15, 2008.

      The notes will bear interest at the rate per annum described below, payable semi-annually in arrears on January 15 and July 15 of each year, commencing on July 15, 2003. GXS will make each interest payment to the holders of record at the close of business on the immediately preceding January 1 and July 1.

      Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

      The interest rate payable on the notes with respect to the period from and including the date of issuance of the notes to but excluding the first interest payment date after issuance, and each successive six-month period from and including each interest payment date to but excluding the following interest payment date (each, an “Interest Accrual Period”), will be equal to LIBOR (which, as defined below, will not be less than 3.0% per annum) for six-month U.S. dollar deposits for the applicable Interest Accrual Period plus 9.0% per annum.

      GXS will appoint the trustee or another financial institution (the “Calculation Agent”) to calculate the interest rate. “LIBOR” will be determined by the Calculation Agent in accordance with the following provisions:

(i)	LIBOR for any Interest Accrual Period will equal the greater of (A) 3.0% per annum, or (B) the rate, as determined by the Calculation Agent, for six-month U.S. dollar deposits which appears on the Telerate Page 3750 as of 11:00 a.m., London time, on the applicable LIBOR Determination Date, as defined below, as reported by Bloomberg Financial Markets Commodities News. “LIBOR Determination Date” means, with respect to any Interest Accrual Period, the second London Banking Day prior to the first day of such Interest Accrual Period. “London Banking Day” means any day on which commercial banks are open for business, including dealings in foreign exchange and foreign currency deposits, in London.

(ii)	If, on any LIBOR Determination Date, such rate does not appear on the Telerate Page 3750, the Calculation Agent will determine the arithmetic mean of the offered quotations of the Reference Banks, as defined below, to prime banks in the London interbank market for Eurodollar deposits for the relevant term by reference to requests for quotations as of approximately 11:00 a.m., London time, on such LIBOR Determination Date made by the Calculation Agent to the Reference Banks. If, on the LIBOR Determination Date, at least two of the Reference Banks provide such quotations, LIBOR will equal such arithmetic mean. If, on any LIBOR Determination Date, only one or none of the Reference Banks provide such quotations, LIBOR will be deemed to be the arithmetic mean of the offered quotations that the leading banks in New York City selected by the Calculation Agent, after consultation with GXS, are quoting on the relevant LIBOR Determination Date for U.S. dollar deposits for the relevant term, to the principal London offices of leading banks in the London interbank market.

(iii)	If the Calculation Agent is required but is unable to determine a rate in accordance with at least one of the procedures provided above, LIBOR with respect to such Interest Accrual Period will be LIBOR as calculated on the immediately preceding LIBOR Determination Date.

      For the purpose of clause (ii) above, all percentages resulting from such calculations will be rounded, if necessary, to the nearest one thirty-second of a percentage point and, for purposes of clause (iii) above, all percentages resulting from such calculations will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point.

      As used herein:

      “Reference Banks” means four major banks in the London interbank market selected by the Calculation Agent.

      “Telerate Page 3750” means the display page currently so designated on the Moneyline Telerate Service or such other page as may replace such page on such service for the purpose of displaying comparable rates.

Methods of Receiving Payments on the Notes

      If a holder has given wire transfer instructions to GXS, GXS will pay all principal, interest and premium and Liquidated Damages, if any, on that holder’s notes in accordance with those instructions. All other payments on notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless GXS elects to make interest payments by check mailed to the holders at their address set forth in the register of holders.

Paying Agent and Registrar for the Notes

      The trustee will initially act as paying agent and registrar. GXS may change the paying agent or registrar without prior notice to the holders of the notes, and GXS or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

      A holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer or exchange of notes. Holders will be required to pay all taxes due on transfer or exchange of the notes. GXS is not required to transfer or exchange any note selected for redemption or during the period of 15 days before a selection of notes to be redeemed or any interest payment date.

Subsidiary Guarantees

      The notes are guaranteed (the “Subsidiary Guarantees”) on a senior secured basis by each of GXS’s current and future Domestic Subsidiaries. These Subsidiary Guarantees are joint and several obligations of the Guarantors. The obligations of each Guarantor under its Subsidiary Guarantee will be limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance under applicable law.

      A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than GXS or another Guarantor, unless:

(1)	immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2)	either:

(a)	the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger assumes all the obligations of that Guarantor under the indenture, its Subsidiary Guarantee, the Security Documents and the registration rights agreement, to the extent still applicable, pursuant to a supplemental indenture satisfactory to the trustee; or

(b)	the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the indenture.

      The Subsidiary Guarantee of a Guarantor will be released:

(1)	in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) a Subsidiary of GXS, if the sale or other disposition complies with the “Asset Sale” provisions of the indenture;

(2)	in connection with any sale of all of the Capital Stock of a Guarantor to a Person that is not (either before or after giving effect to such transaction) a Subsidiary of GXS, if the sale complies with the “Asset Sale” provisions of the indenture; or

(3)	if GXS designates any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture.

      See “— Repurchase at the Option of Holders — Asset Sales.”

Security

      The notes are secured by a second-priority security interest (subject to Permitted Liens) in the Collateral. The Collateral consists of 100% of the capital stock of, or other Equity Interests in, existing and future Domestic Subsidiaries and 66% of the capital stock of, or other Equity Interests in, existing and future first-tier material Foreign Subsidiaries and substantially all of the other personal property assets and all the interests or material leasehold interests in real property assets, in each case, that are held by us or any of the Guarantors to the extent that a second-priority security interest can be granted or perfected therein.

      GXS, the Guarantors and the trustee have entered into one or more security agreements, pledge agreements, mortgages, deeds of trust and collateral assignments (collectively, the “Security Documents”) defining the terms of the security interests that secure the notes. These security interests secure the payment and performance when due of all of the obligations of GXS and the Guarantors under the notes, the indenture, the Guarantees and the Security Documents, as provided in the Security Documents. GXS and the Guarantors will use their commercially reasonable best efforts to complete all filings and other similar actions required in connection with the perfection of such security interests but not completed on or prior to the Closing Date as soon as reasonably practicable after such date.

      The security interests securing the notes are second in priority (subject to Permitted Liens) to any and all security interests at any time granted to secure Credit Agreement Obligations. If GXS or any Restricted Subsidiary creates any additional Lien upon any property not then part of the Collateral to secure any Credit Agreement Obligations (other than security interests granted solely to secure Hedging Obligations), it must concurrently grant a second-priority security interest (subject to Permitted Liens) upon such property as security for the notes and deliver an opinion of counsel satisfactory to the trustee within ten business days of the date on which the Lien is granted or assumed.

      The trustee and the Credit Agent have entered into the Intercreditor Agreement. Pursuant to the terms of the Intercreditor Agreement, prior to the Discharge of Credit Agreement Obligations, the Credit Agent will determine the time and method by which the security interests in the Collateral will be enforced. The trustee will not be permitted to enforce the security interests securing the notes even if an Event of Default has occurred and the notes have been accelerated except (i) in an insolvency or liquidation proceeding, as necessary to file a claim or statement of interest with respect to the notes or (ii) as necessary to take any action not adverse to the first-priority liens in order to preserve or protect its rights in the second-priority liens. After the Discharge of Credit Agreement Obligations, the trustee in accordance with the provisions of the indenture and the Security Documents will distribute all cash proceeds (after payment of the costs of enforcement and collateral administration) of the Collateral received by it under the Security Documents for the ratable benefit of the holders of the notes.

      Whether prior to or after the Discharge of Credit Agreement Obligations, we will be entitled to a release or, in the case of clause (3) below, a subordination of the security interests on assets included in the Collateral from the Liens securing the notes under any one or more of the following circumstances:

(1)	if all other Liens on that asset securing Credit Agreement Obligations then secured by that asset (including all commitments thereunder) are released; provided that after giving effect to any such release, Credit Agreement Obligations of at least $25 million secured by first-priority Liens on the remaining Collateral remain outstanding; provided further, that no more than $2.0 million in value (as determined in good faith by the Board of Directors of GXS) of assets may be so released in any 12-month period and no more than $5.0 million in value (as so determined) of assets in the aggregate may be so released;

(2)	to enable us to consummate asset dispositions permitted or not prohibited under the covenant described below under the caption “— Asset Sales”;

(3)	in respect of assets subject to a permitted purchase money lien;

(4)	if all of the stock of any of our Subsidiaries that is pledged as part of the Collateral is released or if any Subsidiary that is a Guarantor is released from its Guarantee, that Subsidiary’s assets will also be released; or

(5)	as described under “— Amendment, Supplement and Waiver” below;

provided that in the case of a release requested under clauses (2), (3) or (4) above, or a subordination requested under clause (3) above, the Credit Agent concurrently releases (or in the case of a requested subordination under clause (3) above, subordinates) the first-priority Liens with respect to the affected assets and, provided further, that if there are any subordinated Liens on such assets, such subordinated Liens are similarly released or subordinated.

      The second-priority security interests in all Collateral also will be released upon (i) payment in full of the principal of, accrued and unpaid interest, including Liquidated Damages, if any, on the notes and all other obligations under the indenture, the Guarantees and the Security Documents that are due and payable at or prior to the time such principal, accrued and unpaid interest, including Liquidated Damages, if any, are paid, (ii) a satisfaction and discharge of the indenture and (iii) a Legal Defeasance or Covenant Defeasance as described below under the caption “— Legal Defeasance and Covenant Defeasance.”

Optional Redemption

      On or after October 1, 2004, GXS may redeem all or a part of the notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on October 1 of the years indicated below:

Year	Percentage

2004	103.000%
2005	101.500%
2006 and thereafter	100.000%

Mandatory Redemption

      GXS is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders

Change of Control

      If a Change of Control occurs, each holder of notes will have the right to require GXS to repurchase all or any part (in a minimum aggregate principal amount of $1,000 or an integral multiple of $1,000) of that holder’s notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, GXS will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Liquidated Damages, if any, on the notes repurchased, to the date of purchase. Within ten days following any Change of Control, GXS will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days after the date on which such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. GXS will comply with the requirements of Rule 14e-1 under the Securities Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, GXS will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such conflict.

      On the Change of Control Payment Date, GXS will, to the extent lawful:

(1)	accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

(2)	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(3)	deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased by GXS.

      The paying agent will promptly mail to each holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a minimum aggregate principal amount of $1,000 or an integral multiple of $1,000. If the Change of Control Payment Date is on or after an interest record date and on or before the related interest payment date, accrued and unpaid interest, if any, will be paid to the holder in whose name a note is registered at the close of business on such record date, and no additional interest will be payable to holders who tender pursuant to the Change of Control Offer. GXS’s ability to repurchase the notes pursuant to a Change of Control Offer may be limited by a number of factors, including obtaining funds necessary to finance the repurchase, which it may not be able to do.

      If GXS is required to make a Change of Control Offer, GXS cannot assure you that it will have the financial resources to repay its other Senior Debt or that it will be able to obtain the consent of the holders of its other Senior Debt to make the Change of Control Offer. In addition, the exercise by the holders of notes of their right to require GXS to repurchase the notes upon a Change of Control could cause a default under other Senior Debt, even if the Change of Control itself does not, because of the financial effect of the repurchase on GXS, which could cause an acceleration of other Senior Debt and a foreclosure with respect to any collateral securing it in the event such other Senior Debt has not been paid.

      The provisions described above that require GXS to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that GXS repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

      The Change of Control provisions of the indenture may in certain circumstances make more difficult or discourage a sale or takeover of GXS, and, thus, the removal of incumbent management. The Change of Control provisions, however, are not part of a plan by management of GXS to adopt a series of anti-takeover provisions. Instead, the Change of Control provisions are a result of negotiations between GXS and the initial purchaser of the notes. Management of GXS has no present intention to engage in a transaction involving a Change of Control, although it is possible that GXS would decide to do so in the future. Subject to the limitations discussed below, GXS could, in the future, enter into highly leveraged transactions, including acquisitions, mergers, refinancings, restructurings, or recapitalizations, that would not constitute a Change of Control under the indenture, but that could increase the amount of indebtedness outstanding or otherwise affect GXS’s capital structure or credit ratings and the holders of the notes. Restrictions on the ability of GXS to incur additional Indebtedness are contained in the covenants described under “— Certain Covenants — Restrictions on Indebtedness,” “— Certain Covenants — Liens” and “— Certain Covenants — Sale/Leaseback Transactions.” Such restrictions can only be waived with the consent of the holders of a majority in principal amount of the notes then outstanding. Except for the limitations contained in these covenants, however, the indenture will not contain any covenants or provisions that may afford holders of the notes protection in the event of a highly leveraged transaction.

      GXS will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by GXS and purchases all notes properly tendered and not withdrawn under the Change of Control Offer.

      The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of GXS and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require GXS to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of GXS and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

      GXS will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)	GXS (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of;

(2)	the fair market value is determined by the Board of Directors of GXS and evidenced by a resolution of the Board of Directors of GXS set forth in an officers’ certificate delivered to the trustee; and

(3)	at least 75% of the consideration received in the Asset Sale by GXS or such Restricted Subsidiary is in the form of cash or Cash Equivalents except to the extent GXS is undertaking a Permitted Asset Swap. For purposes of this provision and subparagraph (z) below, each of the following will be deemed to be cash:

(a)	any liabilities, as shown on GXS’s most recent consolidated balance sheet, of GXS or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Subsidiary Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases GXS or such Restricted Subsidiary from further liability; and

(b)	any securities, notes or other obligations received by GXS or any such Restricted Subsidiary from such transferee converted by GXS or such Restricted Subsidiary within 90 days into cash or Cash Equivalents, to the extent of the cash or Cash Equivalents received in that conversion.

      Notwithstanding the foregoing, GXS or any Restricted Subsidiary will be permitted to consummate an Asset Sale without complying with the foregoing if:

(x)	GXS or such Restricted Subsidiary receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets or other property sold, issued or otherwise disposed of;

(y)	the fair market value is determined by the Board of Directors of GXS and evidenced by a resolution of the Board of Directors of GXS set forth in an officers’ certificate delivered to the trustee; and

(z)	at least 75% of the consideration for such Asset Sale constitutes a controlling interest in a Permitted Business, assets used or useful in a Permitted Business and/or cash and Cash Equivalents;

provided, however, that any cash or Cash Equivalents (other than any amount deemed cash under clause (3)(a) of the preceding paragraph) received by GXS or such Restricted Subsidiary in connection with any Asset Sale permitted to be consummated under this paragraph will constitute Net Proceeds subject to the provisions of the next paragraph.

      Within 365 days after the receipt of any Net Proceeds from an Asset Sale, GXS or such Restricted Subsidiary may apply those Net Proceeds at its option:

(1)	to repay Bank Indebtedness and, if the Bank Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;

(2)	to acquire all or substantially all of the assets of, or a majority of the Voting Stock of, a Permitted Business, or to make a Permitted Investment in a Person that is engaged in a Permitted Business;

(3)	to make capital expenditures that are used or useful in a Permitted Business; or

(4)	to acquire other assets that are used or useful in a Permitted Business.

      Pending the final application of any Net Proceeds, GXS may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

      Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraphs will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $10.0 million, GXS will make an Asset Sale Offer to all holders of notes and all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase or redeem the maximum principal amount of notes and such other pari passu Indebtedness that may be purchased or redeemed out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase or redemption, and will be payable in cash. If the date of purchase or redemption is on or after an interest record date and on or before the related interest payment date, accrued and unpaid interest, if any, will be paid to the holder in whose name a Note is registered at the close of business on such record date, and no additional interest will be payable to holders who tender pursuant to the Asset Sale Offer. If any Excess Proceeds remain after consummation of an Asset Sale Offer, GXS may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and such other pari passu Indebtedness to be purchased or redeemed on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

      GXS will comply with the requirements of Rule 14e-1 under the Securities Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, GXS will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such conflict.

      GXS’s Credit Agreement contains prohibitions limiting GXS from purchasing any notes and provides that certain change of control or asset sale events with respect to GXS constitute defaults under the Credit Agreement. Any future agreements relating to Senior Debt to which GXS becomes a party may contain similar restrictions and provisions. In the event a Change of Control or Asset Sale occurs at a time when GXS is prohibited from purchasing notes, GXS could seek the consent of its lenders under its Bank Indebtedness to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If GXS does not obtain such a consent or repay such borrowings, GXS will remain prohibited from purchasing notes. In such case, GXS’s failure to purchase tendered notes would constitute an Event of Default under the indenture, which would, in turn, constitute a default under the Credit Agreement.

Excess Cash Flow

      Within 120 days after the end of each fiscal year (beginning with the fiscal year ending December 31, 2003), GXS will make an offer to all holders of the notes to purchase the maximum amount of notes that may be purchased with 75% of Excess Cash Flow for such fiscal year (the “Excess Cash Flow Offer Amount”), at a purchase price in cash equal to 100% of the outstanding principal amount of the notes to be purchased, plus accrued and unpaid interest to the date of such purchase; provided, however, that the Excess Cash Flow Offer Amount will be reduced (but not below zero) by any amount necessary such that, after giving effect to such Excess Cash Flow offer, GXS and its Consolidated Subsidiaries will have an aggregate of $20.0 million of cash, Cash Equivalents and revolving credit available under one or more Credit Facilities, in each case measured as of the end of such fiscal year. The indenture will provide for each Excess Cash Flow offer to remain open for a period of 20 business days, unless a longer period is required by law. Promptly after the termination of an Excess Cash Flow offer period, GXS will purchase and mail or deliver payment for the Excess Cash Flow Offer Amount for the notes or portions thereof tendered, pro rata or by such other method as may be required by law. If the aggregate amount of notes tendered pursuant to any Excess Cash Flow offer is less than the Excess Cash Flow Offer Amount, GXS may, subject to the other provisions of the indenture and the Security Documents, use any such Excess Cash Flow for general corporate purposes. Upon receiving notice of the Excess Cash Flow offer, holders may elect to tender their notes, in whole or in part, in integral multiples of $1,000 in exchange for cash.

      No later than 30 days prior to the required purchase date, GXS must send, by first-class mail, postage prepaid, an offer to each holder, with a copy to the trustee, which offer will govern the terms of an Excess Cash Flow offer. Such offer will state, among other things;

•	the purchase price;

•	the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law;

•	that we are making an Excess Cash Flow offer;

•	that any note not tendered will continue to accrue interest;

•	that unless we default on the payment of the purchase price, any notes accepted for payment pursuant to the Excess Cash Flow offer will cease to accrue interest after the purchase date; and

•	certain procedures that a holder of notes must follow to accept the Excess Cash Flow offer or to withdraw such acceptance.

      Holders electing to have a note purchased pursuant to an Excess Cash Flow offer will be required to surrender the note, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the note completed, to the paying agent at the address specified in the notice prior to the close of business on the third business day prior to the purchase date.

      On the purchase date, we will, to the extent lawful:

•	accept for payment all notes or portions thereof properly tendered pursuant to the Excess Cash Flow offer;

•	deposit with the paying agent an amount equal to the purchase price in respect of all notes or portions thereof so tendered; and

•	deliver or cause to be delivered to the trustee the notes so accepted, together with an officer’s certificate stating the aggregate principal amount at maturity of the notes or portions thereof being purchased by us.

      The paying agent will promptly mail to each holder of notes so tendered the purchase price for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount at maturity to any unpurchased portion of the notes surrendered; provided that each such new note will be in a principal amount at maturity of $1,000 or an integral multiple thereto.

      With respect to notes held by DTC, we may effect the offer through DTC’s ATOP procedures.

      We will comply with the requirements of Rule 14e-1 under the Securities Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of notes pursuant to an Excess Cash Flow offer. To the extent that the provisions of any securities law or regulations conflict with the “Excess Cash Flow Offer” provisions of the indenture, we will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the “Excess Cash Flow Offer” provisions of the indenture by virtue thereof.

Selection and Notice

      If less than all of the notes are to be redeemed or purchased in an offer to purchase at any time, the trustee will select notes for redemption or repurchase as follows:

(1)	if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

(2)	if the notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the trustee deems fair and appropriate.

      No notes in aggregate principal amount of $1,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

      If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in an aggregate principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

Certain Covenants

Restricted Payments

      GXS will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)	declare or pay any dividend or make any other payment or distribution on account of GXS’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving GXS or any of its Restricted Subsidiaries) or to the direct or indirect holders of GXS’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of GXS and other than dividends or distributions payable to GXS or a Restricted Subsidiary of GXS);

(2)	purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving GXS) any Equity Interests of GXS or any direct or indirect parent of GXS;

(3)	make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the notes or the Subsidiary Guarantees, except a payment of interest or principal at the Stated Maturity thereof or payments into a trust within one year of the Stated Maturity of any such subordinated Indebtedness which payments effect a defeasance or discharge of such Indebtedness; or

(4)	make any Restricted Investment (all such payments and other actions set forth in these clauses (1) through (4) being collectively referred to as “Restricted Payments”),

unless, at the time of and after giving effect to such Restricted Payment:

(1)	no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(2)	GXS would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “— Restrictions on Indebtedness;” and

(3)	such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by GXS and its Restricted Subsidiaries after the date of the indenture (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6) and (7) of the next succeeding paragraph), is less than the sum, without duplication, of:

(a)	50% of the aggregate Consolidated Net Income of GXS (or, in the event such Consolidated Net Income will be a deficit, minus 100% of such deficit) accrued for the period beginning January 1, 2003 and ending on the last day of GXS’s most recent calendar month for which financial information is available to GXS ending prior to the date of such proposed Restricted Payment, taken as one accounting period, plus

(b)	100% of the aggregate net cash proceeds received by GXS since the date of the indenture (x) from the issue or sale of Equity Interests of GXS (other than Disqualified Stock) or Disqualified Stock or debt or other securities of GXS that have been converted into or exchanged for such Equity Interests (other than (i) Equity Interests (or Disqualified Stock or convertible or exchangeable debt or other securities) sold to (A) a Subsidiary of GXS or (B) an employee stock ownership plan or other trust established by GXS or any of its Subsidiaries for the benefit of its employees to the extent that the purchase by such plan or trust is financed by Indebtedness of such plan or trust owed to GXS or any of its Subsidiaries or Indebtedness Guaranteed by GXS or any of its Subsidiaries, and (ii) Disqualified Stock or convertible or exchangeable debt or other securities that have been converted into or exchanged for Disqualified Stock), and (y) as capital contributions from its shareholders, plus

(c)	to the extent that any Unrestricted Subsidiary is redesignated as a Restricted Subsidiary after the date of the indenture, the fair market value of such Subsidiary as of the date of such redesignation, plus

(d)	the aggregate amount (i) returned in cash to GXS or any of its Restricted Subsidiaries or (ii) representing cancellation of Indebtedness of GXS or any of its Restricted Subsidiaries, in each case with respect to Restricted Investments made after the date of the indenture whether through interest payments, principal payments, dividends, other distributions or the forgiveness or cancellation of Indebtedness, plus

(e)	the net cash proceeds received by GXS or any of its Restricted Subsidiaries from the disposition (other than to a Restricted Subsidiary), retirement or redemption of all or any portion of Restricted Investments made after the date of the indenture.

      The preceding provisions will not prohibit:

(1)	the payment of any dividend within 60 days after the date of declaration of the dividend, if at the date of declaration the dividend payment would have complied with the provisions of the indenture; provided, however, that such dividend will be included in the calculation of the amount of Restricted Payments (without duplication for declaration);

(2)	the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness of GXS or any Restricted Subsidiary or of any Equity Interests of GXS in exchange for, or out of the net cash proceeds of the substantially concurrent sale of, Equity Interests of GXS (other than (i) Disqualified Stock and (ii) Equity Interests issued or sold to a Subsidiary of GXS or an employee stock ownership plan or other trust established by GXS or any of its Subsidiaries for the benefit of its employees to the extent that the purchase by such plan or trust is financed by Indebtedness of such plan or trust owed to GXS or any of its Subsidiaries or Indebtedness Guaranteed by GXS or any of its Subsidiaries); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition will be excluded from clause (3)(b) of the preceding paragraph;

(3)	the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness of GXS or any Guarantor with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

(4)	the declaration and payment of any dividend by a Restricted Subsidiary of GXS to the holders of such Restricted Subsidiary’s Equity Interests on a pro rata basis;

(5)	the repurchase, redemption or other acquisition or retirement for value of Equity Interests of GXS Holdings, Inc., GXS or any of its Subsidiaries from employees, former employees, directors or former directors of GXS or any of its Subsidiaries (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the terms of agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Directors of GXS under which such individuals purchase or sell, or are granted the option to purchase or sell, such Equity Interests; provided, however, that the aggregate amount of such repurchases made in any calendar year, when added to the aggregate principal amount of all Indebtedness incurred in such calendar year pursuant to clause (13) of the definition of Permitted Debt set forth below under “— Restrictions on Indebtedness,” will not exceed $5.0 million;

(6)	the repurchase of Equity Interests of GXS Holdings, Inc., GXS or any of its Restricted Subsidiaries deemed to occur upon the exercise of stock options upon surrender of Equity Interests to pay the exercise price of such options;

(7)	the retirement of any shares of Disqualified Stock of GXS by conversion into, or by exchange for, shares of Disqualified Stock of GXS, or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of GXS) of other shares of Disqualified Stock of GXS; provided that the Disqualified Stock of GXS that replaces the retired shares of Disqualified Stock of GXS will not require the direct or indirect payment of any liquidation preference earlier in time than the final stated maturity of the retired shares of Disqualified Stock of GXS;

(8)	payments to Francisco Partners or any of its Affiliates permitted by clause (7) of the second paragraph of the description of the restrictions on Affiliate Transactions set forth below under “— Transactions with Affiliates”;

(9)	payments to General Electric, Global Acquisition Company or their Affiliates made in accordance with the Tax Matters Agreement, the Transition Services Agreement or the Employee Transition Services Agreement;

(10)	payments in satisfaction of certain obligations under a joint venture agreement to which GXS is a party relating to GE ECXpress (HK) Limited in an aggregate amount not to exceed $4.0 million;

(11)	so long as no Default has occurred and is continuing or would be caused thereby, for any fiscal period during which GXS and its Subsidiaries are treated as members of a consolidated group with GXS Holdings, Inc. for tax purposes, payments or distributions to GXS Holdings, Inc. to fund, and in an amount not to exceed, the actual cash taxes of GXS Holdings, Inc. that are then due and owing limited to what GXS together with its Subsidiaries would have owed if they had been taxed as a corporation filing income tax returns on a stand-alone basis at all times during their existence; and

(12)	other Restricted Payments in an aggregate amount not to exceed $10.0 million.

      The amount of all Restricted Payments (other than cash) will be the fair market value on the date of the Restricted Payment of the assets or securities proposed to be transferred or issued by GXS or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors of GXS whose resolution with respect thereto will be delivered to the trustee. The GXS Board of Directors’ determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the fair market value exceeds $15.0 million and if the Restricted Payment is to be made to an Affiliate of GXS or to the holders of or in respect of any Equity Interest. Not later than the date of making any Restricted Payment, GXS will deliver to the trustee an officers’ certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this “Restricted Payments” covenant were computed, together with a copy of any fairness opinion or appraisal required by the indenture.

Restrictions on Indebtedness

      GXS will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt); provided, however, that GXS or any Guarantor may incur Indebtedness (including Acquired Debt) if GXS’s Consolidated Coverage Ratio at the time of incurrence of such Indebtedness, after giving pro forma effect to such incurrence or issuance as of such date and to the use of proceeds therefrom, as if the same had occurred at the beginning of the most recently ended four fiscal quarter period of GXS for which internal financial statements are available, would have been no less than 2.50 to 1.0.

      The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1)	the incurrence by GXS or any Restricted Subsidiary of Indebtedness and letters of credit under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of GXS and its Subsidiaries thereunder) not to exceed $105.0 million, less the aggregate amount of all prepayments of principal applied to permanently reduce any such Indebtedness;

(2)	Indebtedness in respect of a Receivables Facility in an aggregate principal amount not to exceed the amount of all prepayments of principal applied to permanently reduce Indebtedness under clause (1) above;

(3)	the incurrence by GXS and its Restricted Subsidiaries of the Existing Indebtedness;

(4)	the incurrence by GXS and the Guarantors of Indebtedness represented by the notes and the related Subsidiary Guarantees to be issued on the date of the indenture and the Exchange Notes and the related Subsidiary Guarantees to be issued pursuant to the registration rights agreement;

(5)	the incurrence by GXS or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case,

incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in a Permitted Business (whether through the direct purchase of assets or through the acquisition of at least a majority of the Voting Stock of any Person owning such assets), in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (5), not to exceed $5.0 million in the aggregate at any time outstanding;

(6)	the incurrence by GXS or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace, Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or any of clauses (3), (4), (5), (8), (9) or (10) of this paragraph;

(7)	the incurrence by GXS or any of its Restricted Subsidiaries of intercompany Indebtedness between or among GXS and any of its Restricted Subsidiaries; provided, however, that (a) if GXS or any Guarantor is the obligor on such Indebtedness, such Indebtedness must be unsecured and expressly subordinated to the prior payment in full in cash of all obligations with respect to the notes (in the case of GXS) or the related Subsidiary Guarantee (in the case of a Guarantor); and (b) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than GXS or a Restricted Subsidiary of GXS and any sale or other transfer of any such Indebtedness to a Person that is not either GXS or a Restricted Subsidiary of GXS will be deemed, in each case, to constitute an incurrence of such Indebtedness by GXS or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (7);

(8)	the incurrence by GXS or any of its Restricted Subsidiaries of Hedging Obligations that are incurred for the bona fide purpose of hedging (x) interest rate risk with respect to Indebtedness of GXS or any Restricted Subsidiary permitted to be incurred under the indenture and which will have a notional amount no greater than the payments due with respect to the Indebtedness being hedged thereby, or (y) currency exchange rate risk in connection with then existing financial obligations or the acquisition of goods or services and not for purposes of speculation;

(9)	guarantees provided under the covenant “— Additional Subsidiary Guarantees” and the guarantee by GXS or any Restricted Subsidiary of Indebtedness of GXS or a Restricted Subsidiary that was permitted to be incurred by another provision of this covenant;

(10)	Indebtedness incurred by GXS or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including, without limitation, letters of credit in respect to workers’ compensation claims or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims; provided, however, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

(11)	Obligations in respect of performance and surety bonds and completion guarantees provided by GXS or any of its Restricted Subsidiaries in the ordinary course of business and consistent with industry practice;

(12)	the incurrence by GXS or any Restricted Subsidiary of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business and such Indebtedness is extinguished within five business days after incurrence thereof;

(13)	Indebtedness of GXS or any of its Restricted Subsidiaries evidenced by promissory notes issued to employees, former employees, directors or former directors of GXS or any of its Subsidiaries in lieu of any cash payment permitted to be made under clause (5) of the second paragraph of the limitations on Restricted Payments set forth above under “— Restricted Payments”; provided, however, that (a) all such Indebtedness must be unsecured and expressly subordinated to the prior payment in full in cash of all obligations with respect to the notes (in the case of GXS) or the related Subsidiary Guarantee (in the case of a Guarantor) and (b) the aggregate principal amount of all such Indebtedness incurred in any calendar year, when added to the aggregate amount of all repurchases made in such calendar year pursuant to such clause (5) referred to above, will not exceed $5.0 million; and

(14)	the incurrence by GXS or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (14), not to exceed $5.0 million.

      For purposes of determining compliance with the preceding incurrence of Indebtedness covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (14) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, GXS will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. The maximum amount of Indebtedness that GXS or any Restricted Subsidiary may incur pursuant to this covenant will not be deemed to be exceeded solely as a result of fluctuations in currency exchange rates. Indebtedness under the Credit Agreement, including Guarantees of such Indebtedness, on the date on which notes are first issued and authenticated under the indenture will be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt.

      In addition to the restrictions on incurrence of Indebtedness set forth in the preceding paragraphs, GXS will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or suffer to exist or otherwise directly or indirectly become or be liable, contingently or otherwise, with respect to, any Indebtedness secured by any of the assets of GXS or any Subsidiary of GXS in an aggregate principal amount at any time outstanding in excess of two times EDI Services Revenues for the most recently ended two fiscal quarter period of GXS.

      Accrual of interest or dividends, the accretion of accreted value or original issue discount and the payment of interest or dividends in the form of additional Indebtedness will not be deemed to be an incurrence of Indebtedness for purposes of these covenants.

      For purposes of determining compliance with any U.S. dollar-denominated restriction on Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency will be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided that (1) the U.S. dollar-equivalent principal amount of any such Indebtedness outstanding or committed on the date of the indenture will be calculated based on the relevant currency exchange rate in effect on the date of the indenture, and (2) if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction will be deemed not to have been exceeded so long as the principal amount of such Refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced. The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency than the Indebtedness being refinanced, will be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

Liens

      GXS will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind securing Indebtedness or trade payables on any asset now owned or hereafter acquired, except Permitted Liens.

      If GXS or any Guarantor creates any additional Lien upon any property not then part of the Collateral to secure any Credit Agreement Obligations (other than security interests granted solely to secure Hedging Obligations), it must concurrently grant a second-priority Lien (subject to Permitted Liens) upon such property as security for the notes, all as more fully described above under the caption “— Security.”

Dividend and Other Payment Restrictions Affecting Subsidiaries

      GXS will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1)	pay dividends or make any other distributions on its Capital Stock to GXS or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to GXS or any of its Restricted Subsidiaries;

(2)	make loans or advances to GXS or any of its Restricted Subsidiaries; or

(3)	transfer any of its properties or assets to GXS or any of its Restricted Subsidiaries.

      However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1)	agreements governing Existing Indebtedness and the Credit Agreement as in effect on the date of the indenture and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are no more restrictive, taken as a whole, than those provisions contained in those agreements on the date of the indenture;

(2)	agreements governing Senior Debt permitted to be incurred under the indenture; provided, that provisions relating to such encumbrances or restrictions are no more restrictive, taken as a whole, than those provisions contained in the indenture;

(3)	the indenture, the notes, the Subsidiary Guarantees and the Security Documents;

(4)	applicable law, rule, regulation or order;

(5)	any instrument governing Indebtedness or Capital Stock of a Person acquired by GXS or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(6)	customary non-assignment provisions in leases and other agreements entered into in the ordinary course of business and consistent with industry practice;

(7)	purchase money obligations (including Capital Lease Obligations) for property acquired in the ordinary course of business and consistent with industry practice that impose restrictions on that property of the nature described in clause (3) of the preceding paragraph;

(8)	Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9)	Liens securing Indebtedness or other obligations otherwise permitted to be incurred under the provisions of the covenant described above under the caption “— Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(10)	provisions with respect to the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, stock sale agreements and other similar agreements entered into in the ordinary course of business;

(11)	restrictions on cash or other deposits or net worth imposed by customers under contracts or net worth provisions contained in leases and other agreements entered into in the ordinary course of business;

(12)	customary restrictions with respect to a Restricted Subsidiary pursuant to an agreement entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition; provided, that such restrictions apply solely to the Capital Stock or assets of the Restricted Subsidiary that is being sold; and

(13)	any encumbrance or restriction existing under or by reason of a Receivables Facility or other contractual requirements of a Receivables Facility permitted pursuant to the covenants described under “— Restrictions on Indebtedness”; provided that such restrictions apply only to such Receivables Facility.

Sale/ Leaseback Transactions

      GXS will not, and will not permit any of its Restricted Subsidiaries to, enter into any Sale/ Leaseback Transaction; provided that GXS or any Restricted Subsidiary may enter into a Sale/ Leaseback transaction if:

(1)	GXS or that Restricted Subsidiary, as applicable, could have incurred Indebtedness in an amount equal to the Attributable Debt relating to such Sale/ Leaseback Transaction in compliance with the covenants described above under the caption “— Restrictions on Indebtedness”;

(2)	the gross cash proceeds of the Sale/ Leaseback Transaction are at least equal to the fair market value (in the case of gross cash proceeds in excess of $5.0 million as determined in good faith by the Board of Directors of GXS and set forth in the officers’ certificate delivered to the trustee), of the property that is the subject of that Sale/ Leaseback Transaction; and

(3)	the transfer of assets in that Sale/ Leaseback Transaction is permitted by, and GXS applies the proceeds of such transaction in compliance with, the covenant described above under the caption “— Repurchase at the Option of Holder — Asset Sales.”

Merger, Consolidation or Sale of Assets

      GXS may not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not GXS is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of GXS and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person unless:

(1)	either: (a) GXS is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than GXS) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

(2)	the Person formed by or surviving any such consolidation or merger (if other than GXS) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of GXS under the notes, the indenture and the registration rights agreement pursuant to agreements reasonably satisfactory to the trustee;

(3)	immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of GXS or any successor entity or any Restricted Subsidiary as a result of such transaction as having been incurred by GXS, such successor entity or such Restricted Subsidiary at the time of such transaction), no Default or Event of Default exists;

(4)	GXS or the Person formed by or surviving any such consolidation or merger (if other than GXS), or to which such sale, assignment, transfer, conveyance or other disposition has been made would, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “— Restrictions on Indebtedness”; and

(5)	GXS will have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the indenture.

      In addition, GXS may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person. This “Merger, Consolidation or Sale of Assets” covenant will not prohibit (i) any sale, assignment, transfer, conveyance or other disposition of assets between or among GXS and any of its Wholly Owned Restricted Subsidiaries, (ii) any Restricted Subsidiary from consolidating with, merging into or transferring all or part of its assets to GXS or any other Restricted Subsidiary, or (iii) GXS from merging with an Affiliate incorporated solely for the purpose of reincorporating GXS in another jurisdiction to realize tax or other benefits.

      The indenture provides that upon any consolidation, combination or merger or any transfer of all or substantially all of the assets of GXS in accordance with the foregoing, in which GXS is not the surviving corporation, the surviving Person formed by such consolidation or into which GXS is merged or to which such conveyance, lease or transfer is made will succeed to, and be substituted for, and may exercise every right and power of, GXS under the indenture and the notes with the same effect as if such surviving Person had been named as such, and in the case of any such transfer of all or substantially all of the assets of GXS, GXS will be released from all of its obligations under the notes and the indenture.

      GXS will not permit any Guarantor to consolidate with or merge with or into, or convey, transfer or lease all or substantially all of its assets to any Person unless:

(1)	the resulting, surviving or transferee Person will be a corporation, partnership or limited liability company organized and existing under the laws of the United States of America, any State thereof or the District of Columbia, and such Person (if not such Guarantor) will expressly assume, by a supplemental indenture, executed and delivered to the trustee, in form satisfactory to the trustee, all the obligations of such Guarantor under its Subsidiary Guarantee;

(2)	immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the resulting, surviving or transferee Person as a result of such transaction as having been incurred by such Person at the time of such transaction), no Default or Event of Default will have occurred and be continuing; and

(3)	GXS will have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the indenture;

provided, however, that the foregoing will not apply to any such consolidation or merger with or into, or conveyance, transfer or lease to, any Person if the resulting, surviving or transferee Person will not be a

Subsidiary of GXS and the other terms of the indenture, including the covenant described under “— Asset Sales,” are complied with.

Transactions with Affiliates

      GXS will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an “Affiliate Transaction”), unless:

(1)	the Affiliate Transaction is on terms that are no less favorable to GXS or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by GXS or such Restricted Subsidiary with an unrelated Person; and

(2)	GXS delivers to the trustee:

(a)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, a resolution of the Board of Directors of GXS set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the members of the Board of Directors of GXS having no personal stake in such Affiliate Transaction, and

(b)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $15.0 million, an opinion as to the fairness to GXS and its Restricted Subsidiaries of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

      The following transactions will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1)	any Restricted Payment permitted to be made pursuant to the covenant described under “— Restricted Payments”;

(2)	any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the Board of Directors of GXS;

(3)	the grant of stock options or similar rights to officers, employees, consultants and directors of GXS or any Subsidiary pursuant to plans approved by the Board of Directors of GXS and the payment of amounts or the issuance of securities pursuant thereto;

(4)	loans or advances to employees of GXS or its Subsidiaries in the ordinary course of business and consistent with industry practice, but in any event not to exceed $5.0 million in the aggregate outstanding at any one time;

(5)	the payment of reasonable fees, compensation or employee benefit arrangements to, and any indemnity provided for the benefit of, directors, officers, consultants or employees of GXS or any Subsidiary in the ordinary course of business and consistent with industry practice;

(6)	any transaction between GXS and a Restricted Subsidiary or between Restricted Subsidiaries;

(7)	the payment of management, consulting, monitoring and advisory fees to Francisco Partners or any of its Affiliates made pursuant to any financial advisory, financing, underwriting or placement agreement or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures, in an amount not to exceed $2.0 million in any calendar year and any related out-of-pocket expenses;

(8)	transactions with customers, suppliers, contractors, joint venture partners or purchasers or sellers of goods or services, in each case which are in the ordinary course of business and consistent with industry practice (including, without limitation, pursuant to joint venture agreements) and otherwise in compliance with the terms of the indenture, and which are fair to GXS or its Restricted Subsidiaries, as applicable, in the reasonable determination of the Board of Directors of GXS and are on terms no less favorable as might reasonably have been obtained at such time from an unaffiliated party;

(9)	transactions with General Electric Company and its Affiliates pursuant to agreements in existence on the date of the indenture, as such agreements may thereafter be amended, modified or extended on terms no less favorable to GXS or any of its Subsidiaries than those terms in effect on the date of the indenture;

(10)	sales of Equity Interests, other than Disqualified Stock, of GXS to Affiliates of GXS;

(11)	any transaction effected in connection with a Receivables Facility permitted under the covenants described under “— Restrictions on Indebtedness”; or

(12)	any transaction permitted by clause (13) of the definition of Permitted Debt set forth under “— Restrictions on Indebtedness.”

Additional Subsidiary Guarantees

      If GXS or any of its Subsidiaries acquires or creates another Domestic Subsidiary after the date of the indenture, excluding all Subsidiaries that have been properly designated as Unrestricted Subsidiaries in accordance with the indenture for so long as they continue to constitute Unrestricted Subsidiaries, then that newly acquired or created Domestic Subsidiary will become a Guarantor and execute a supplemental indenture and deliver an opinion of counsel satisfactory to the trustee within ten business days of the date on which it was acquired or created.

Designation of Restricted and Unrestricted Subsidiaries

      The Board of Directors of GXS may designate any Restricted Subsidiary to be an Unrestricted Subsidiary, if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by GXS and its Restricted Subsidiaries in the Subsidiary properly so designated will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the first paragraph of the covenant described above under the caption “— Restricted Payments” or Permitted Investments, as determined by GXS. Such a designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of GXS may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if the redesignation would not cause a Default.

Limitation on Issuances and Sales of Equity Interests in Wholly Owned Restricted Subsidiaries

      GXS will not, and will not permit any of its Subsidiaries to, transfer, convey, sell, lease or otherwise dispose of any Equity Interests in any Wholly Owned Restricted Subsidiary of GXS to any Person (other than GXS or another Wholly Owned Restricted Subsidiary of GXS), unless:

(1)	as a result of such transfer, conveyance, sale, lease or other disposition or as a result of such issuance described below, such Restricted Subsidiary no longer constitutes a Subsidiary; and

(2)	the cash Net Proceeds from such transfer, conveyance, sale, lease or other disposition are applied in accordance with the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales.”

      In addition, GXS will not permit any of its Wholly Owned Restricted Subsidiaries to issue any Equity Interests (other than, if necessary, shares of its Capital Stock constituting directors’ qualifying shares) to any Person other than to GXS or a Wholly Owned Restricted Subsidiary of GXS unless the terms of clauses (1) and (2) above are satisfied.

Business Activities

      GXS will not, and will not permit any Subsidiary to, engage in any business other than Permitted Businesses, except to such extent as would not be material to GXS and its Subsidiaries taken as a whole.

Payments for Consent

      GXS will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid and is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

      Whether or not required by the Securities and Exchange Commission, or the SEC, so long as any notes are outstanding, GXS will furnish to the holders of notes, within the time periods specified in the SEC’s rules and regulations:

(1)	all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if GXS were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by GXS’s certified independent accountants; and

(2)	all current reports that would be required to be filed with the SEC on Form 8-K if GXS were required to file such reports.

      If GXS has Subsidiaries that are not Guarantors, then the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, condensed consolidating financial information with respect to the financial condition and results of operations of GXS and the Guarantors separate from the financial condition and results of operations of GXS and all of the non-Guarantor Subsidiaries.

      In addition, following the consummation of the exchange offer contemplated by the registration rights agreement, whether or not required by the SEC, GXS will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the SEC’s rules and regulations (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, GXS and the Guarantors have agreed that, for so long as any notes remain outstanding, they will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

      Each of the following is an Event of Default:

(1)	default for 30 days in the payment when due of interest on, or Liquidated Damages with respect to, the notes;

(2)	default in payment when due of the principal of, or premium, if any, on the notes;

(3)	failure by GXS or any of its Restricted Subsidiaries to comply with the provisions described under the captions “— Repurchase at the Option of Holders — Change of Control” or “— Certain Covenants — Merger, Consolidation or Sale of Assets;”

(4)	failure by GXS or any of its Restricted Subsidiaries for 30 days after written notice from the trustee or holders of at least 25% in aggregate principal amount of the outstanding notes to comply with the provisions described under the captions “— Repurchase at the Option of Holders–Asset Sales,” “— Certain Covenants — Restricted Payments” or “— Certain Covenants — Restrictions on Indebtedness;”

(5)	failure by GXS or any of its Subsidiaries for 60 days after written notice from the trustee or holders of at least 25% in aggregate principal amount of the outstanding notes to comply with any of the other agreements in the indenture or the Security Documents;

(6)	default under any mortgage, indenture or instrument under which there may be issued, or by which there may be secured or evidenced, any Indebtedness of GXS or any of its Restricted Subsidiaries (or the payment of which is guaranteed by GXS or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the indenture, if that default:

(a)	is caused by a failure to pay principal or liquidation preference of such Indebtedness at the final stated maturity thereof (giving effect to any applicable grace periods and any extensions thereof); or

(b)	results in the acceleration of such Indebtedness prior to its express maturity, and, in each case, if the principal amount of such Indebtedness aggregates $10.0 million or more;

(7)	failure by GXS or any of its Restricted Subsidiaries to pay a final judgment or judgments in an amount in excess of $10.0 million, which judgment or judgments are not paid, vacated, discharged, bonded or stayed for a period of 60 days;

(8)	certain events of bankruptcy or insolvency described in the indenture with respect to GXS or any of its Significant Subsidiaries; and

(9)	(a) any Guarantee or any Security Document or any security interest granted thereby is held in any judicial proceeding to be unenforceable or invalid, or ceases for any reason to be in full force and effect and such default continues for ten days after written notice, or (b) GXS or any Guarantor, or any Person acting on behalf of GXS or any Guarantor, denies or disaffirms its obligations under any Guarantee or Security Document.

      In the event of a declaration of acceleration of the notes because an Event of Default has occurred and is continuing as a result of the acceleration of any Indebtedness described in clause (6) of the preceding paragraph, the declaration of acceleration of the notes will be automatically annulled if the holders of any Indebtedness described in clause (6) of the preceding paragraph have rescinded the declaration of acceleration in respect of the Indebtedness within 30 days of the date of the declaration and if;

(1)	the annulment of the acceleration of the notes would not conflict with any judgment or decree of a court of competent jurisdiction; and

(2)	all existing Events of Default, except nonpayment of principal or interest on the notes that became due solely because of the acceleration of the notes, have been cured or waived.

      In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to GXS, any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

      Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal or interest or Liquidated Damages.

      The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may on behalf of the holders of all of the notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or Liquidated Damages on, or the principal of, the notes. The holders of a majority in aggregate principal amount of the then outstanding notes by written notice to the trustee may on behalf of all of the holders rescind an acceleration and its consequences if the rescission would not conflict with a judgment or decree and if all existing Events of Default (except nonpayment of principal, interest or premium that has become due solely because of the acceleration) have been cured or waived.

      In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by or on behalf of GXS with the intention of avoiding payment of the premium that GXS would have had to pay if GXS then had elected to redeem the notes pursuant to the optional redemption provisions of the indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes. If an Event of Default occurs prior to October 1, 2004, by reason of any willful action (or inaction) taken (or not taken) by or on behalf of GXS with the intention of avoiding the prohibition on redemption of the notes prior to October 1, 2004, then the premium specified in the indenture will also become immediately due and payable to the extent permitted by law upon the acceleration of the notes.

      GXS is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, GXS is required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

      No director, officer, employee, incorporator, stockholder or Affiliate of GXS or any Guarantor, as such, will have any liability for any obligations of GXS or the Guarantors under the notes, the indenture, the Subsidiary Guarantees, the Security Documents, the registration rights agreement or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

      GXS may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Subsidiary Guarantees (“Legal Defeasance”) except for:

(1)	the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest or premium and Liquidated Damages, if any, on such notes when such payments are due from the trust referred to below;

(2)	GXS’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)	the rights, powers, trusts, duties and immunities of the trustee, and GXS’s and the Guarantor’s obligations in connection therewith; and

(4)	the Legal Defeasance provisions of the indenture.

      In addition, GXS may, at its option and at any time, elect to have the obligations of GXS and the Guarantors released with respect to certain covenants that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including nonpayment, bankruptcy, receivership, rehabilitation and insolvency events) described under “— Events of Default and Remedies” will no longer constitute an Event of Default with respect to the notes.

      In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)	GXS must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, and interest and premium and Liquidated Damages, if any, on the outstanding notes on the stated maturity or on the applicable redemption date, as the case may be, and GXS must specify whether the notes are being defeased to maturity or to a particular redemption date;

(2)	in the case of Legal Defeasance, GXS has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) GXS has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)	in the case of Covenant Defeasance, GXS has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)	no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

(5)	such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the indenture) to which GXS or any of its Restricted Subsidiaries is a party or by which GXS or any of its Restricted Subsidiaries is bound;

(6)	GXS must deliver to the trustee an officers’ certificate stating that the deposit was not made by GXS with the intent of preferring the holders of notes over the other creditors of GXS with the intent of defeating, hindering, delaying or defrauding creditors of GXS or others; and

(7)	GXS must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

      Notwithstanding the foregoing, the opinion of counsel required by clause (7) above need not be delivered if all notes not therefore delivered to the trustee for cancellation (i) have become due and payable or (ii) will become due and payable on their maturity date within one year under arrangements satisfactory to the trustee for the giving of notice of assumption by the trustee in the name, and at the expense, of GXS.

Amendment, Supplement and Waiver

      Except as provided in the next three succeeding paragraphs, the indenture, the notes or the Security Documents may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing default or compliance with any provision of the indenture, the notes or the Security Documents may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

      Without the consent of each holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting holder):

(1)	reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2)	reduce the principal, or change the fixed maturity, of any note or alter the provisions with respect to the redemption of the notes;

(3)	reduce the rate of or change the time for payment of interest on any note, including default interest;

(4)	waive a Default or Event of Default in the payment of principal of, or interest or premium, or Liquidated Damages, if any, on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

(5)	make any note payable in money other than that stated in the notes;

(6)	make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or interest or premium or Liquidated Damages, if any, on the notes;

(7)	waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption “— Repurchase at the Option of Holders”); or

(8)	make any change in the preceding amendment and waiver provisions.

      In addition, any release of any Guarantor from any of its obligations under its Guarantee, except in accordance with the terms of the indenture, will require the consent of the holders of at least 75% in aggregate principal amount of notes then outstanding.

      Notwithstanding the preceding, without the consent of any holder of notes, GXS, the Guarantors and the trustee may amend or supplement the indenture, the notes or the Security Documents:

(1)	to cure any ambiguity, defect or inconsistency;

(2)	to provide for uncertificated notes in addition to or in place of certificated notes;

(3)	to provide for the assumption of GXS’s obligations to holders of notes in the case of a merger or consolidation or sale of all or substantially all of GXS’s assets;

(4)	to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder;

(5)	to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(6)	to allow any Guarantor to execute a supplemental indenture and/or a Guarantee with respect to the notes; or

(7)	if necessary, in connection with any addition or release of Collateral permitted under the terms of the indenture or Security Documents.

      The consent of the holders of notes is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After any amendment under the indenture becomes effective, GXS is required to mail to the holders a notice briefly describing such amendment. However, the failure to give such notice to all the holders, or any defect therein, will not impair or affect the validity of the amendment.

Satisfaction and Discharge

      The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1)	either:

(a)	all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to GXS, have been delivered to the trustee for cancellation; or

(b)	all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and GXS or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the notes not delivered to the trustee for cancellation for principal, premium and Liquidated Damages, if any, and accrued interest to the date of maturity or redemption;

(2)	no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which GXS or any Guarantor is a party or by which GXS or any Guarantor is bound;

(3)	GXS or any Guarantor has paid or caused to be paid all sums payable by it under the indenture;

(4)	GXS has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or the redemption date, as the case may be; and

(5)	GXS has delivered to the trustee an officers’ certificate and an opinion of counsel stating that all conditions precedent to such satisfaction and discharge have been satisfied.

Concerning the Trustee

      If the trustee becomes a creditor of GXS or any Guarantor, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

      The holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

      Anyone who receives this prospectus may obtain a copy of the indenture, the Security Documents and the registration rights agreement, when available, without charge by writing to GXS Corporation, 100 Edison Park Drive, Gaithersburg, Maryland, 20878, Attention: General Counsel.

Certain Definitions

      Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

      “Acquired Debt” means, with respect to any specified Person:

(1)	Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and

(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

      “Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing. For purposes of the provisions described under “— Transactions with Affiliates” and under the last paragraph of “— Restricted Payments” only, “Affiliate” will also mean any beneficial owner of Capital Stock representing 10% or more of the total voting power of the Voting Stock (on a fully diluted basis) of GXS or of rights or warrants to purchase such Voting Stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.

      “Asset Sale” means:

(1)	the sale, lease, conveyance or other disposition of any assets or rights, other than in the ordinary course of business; provided that the sale, conveyance or other disposition of all or substantially all of the assets owned by GXS and its Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “— Repurchase at the Option of Holders — Change of Control” and/or the provisions described above under the caption “— Certain Covenants — Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2)	the issuance of Equity Interests by any Restricted Subsidiary or the sale of Equity Interests in any Restricted Subsidiary.

      Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1)	any single transaction or series of related transactions that involves assets or rights having a fair market value of less than $5.0 million;

(2)	a transfer of assets or rights between or among GXS and its Wholly Owned Restricted Subsidiaries;

(3)	an issuance of Equity Interests by a Subsidiary of GXS to GXS or to a Restricted Subsidiary of GXS;

(4)	the sale or lease of equipment, inventory, accounts receivable or other assets or rights in the ordinary course of business and consistent with industry practice;

(5)	the disposition of equipment no longer used or useful in the business of GXS or any of its Restricted Subsidiaries;

(6)	a Sale/ Leaseback Transaction with respect to any assets within 90 days of the acquisition of such assets;

(7)	the sale or other disposition of Cash Equivalents;

(8)	the sale or disposition of any assets or property received as a result of a foreclosure by GXS or any of its Restricted Subsidiaries of any secured Investment or any other transfer of title with respect to any secured Investment in default;

(9)	the grant of any license of patents, trademarks, registrations therefor and other similar intellectual property in the ordinary course of business and consistent with industry practice;

(10)	a sale of accounts receivable and related assets pursuant to a Receivables Facility; and

(11)	any Restricted Investment permitted to be made pursuant to the provisions of the indenture described above under the caption “— Certain Covenants — Restricted Payments.”

      “Attributable Debt” in respect of a Sale/ Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate implicit in such transaction, determined in accordance with generally accepted accounting principles) of the total obligations of the lessee for net rental payments during the remaining term of the lease included in such Sale/ Leaseback Transaction (including any period for which such lease has been extended or may be, at the option of the lessor, extended).

      “Bank Indebtedness” means any and all amounts payable under or in respect of the Credit Agreement and any Permitted Refinancing Indebtedness with respect thereto, as amended from time to time, including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to GXS or any Guarantor whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof.

      “Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Securities Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Securities Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficially Own” and “Beneficially Owned” have a corresponding meaning.

      “Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with generally accepted accounting principles.

      “Capital Stock” means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

      “Cash Equivalents” means:

(1)	United States dollars;

(2)	securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government having maturities of not more than one year from the date of acquisition;

(3)	certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case, with any lender party to the Credit Agreement or an Affiliate thereof or with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better;

(4)	repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5)	commercial paper having one of the two highest ratings obtainable from Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services and in each case maturing within one year after the date of acquisition; and

(6)	money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

      “Change of Control” means the occurrence of any of the following:

(1)	(A) any “person” (as such term is used in Section 13(d)(3) of the Securities Exchange Act), other than one or more Permitted Holders, becomes the Beneficial Owner, directly or indirectly, of more than 45% of the total voting power of the Voting Stock of GXS, whether as a result of the issuance of securities of GXS, any merger, consolidation, liquidation or dissolution of GXS, any direct or indirect transfer of securities by any Permitted Holder or otherwise, and (B) the Permitted Holders Beneficially Own, directly or indirectly, in the aggregate a lesser percentage of the total voting power of the Voting Stock of GXS than such other person and do not have the right or ability by voting power, contract or otherwise, to elect or designate for election a majority of the Board of Directors of GXS;

(2)	during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of GXS (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of GXS was approved by a vote of a majority of the directors of GXS then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved), cease for any reason to constitute a majority of the Board of Directors of GXS then in office;

(3)	the adoption of a plan relating to the liquidation or dissolution of GXS; or

(4)	the merger or consolidation of GXS with or into another Person or the merger of another Person with or into GXS, or the sale of all or substantially all the assets of GXS to another Person (other than a Person that is controlled by the Permitted Holders), and, in the case of any such merger or consolidation, the securities of GXS that are outstanding immediately prior to such transaction and which represent 100% of the aggregate voting power of the Voting Stock of GXS are changed into or exchanged for cash, securities or property, unless pursuant to such transaction such securities are changed into or exchanged for, in addition to any other consideration, securities of the surviving Person or transferee or a Person controlling such surviving Person or transferee that represent immediately after such transaction, at least a majority of the aggregate voting power of the Voting Stock of the surviving Person or transferee or a Person controlling such surviving Person or transferee.

      “Code” means the Internal Revenue Code of 1986, as amended.

      “Collateral” means 100% of the capital stock of, or other Equity Interests in, existing and future Domestic Subsidiaries of GXS and 66% of the capital stock of, or other Equity Interests in, existing and future first-tier Material Foreign Subsidiaries of GXS and substantially all other assets, in each case, that are held by GXS or any of the Guarantors to the extent that a second-priority security interest can be granted or perfected therein.

      “Consolidated Coverage Ratio” means as of any date of determination, the ratio of:

(1)	the aggregate amount of EBITDA for the period of the most recent four consecutive fiscal quarters for which internal financial statements are available prior to the date of such determination to

(2)	Consolidated Interest Expense for such four fiscal quarters;

provided, however, that:

(A)	if GXS or any Restricted Subsidiary has incurred any Indebtedness since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an incurrence of Indebtedness, EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been incurred on the first day of such period (in each case other than Indebtedness incurred under any revolving credit facility, in which case interest expense will be computed based upon the average daily balance of such Indebtedness during the applicable period) and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period;

(B)	if GXS or any Restricted Subsidiary has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of such period or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged (in each case, if such Indebtedness has been permanently repaid and has not been replaced, other than Indebtedness incurred under any revolving credit facility unless such Indebtedness is permanently reduced, in which case interest expense will be computed based upon the average daily balance of such Indebtedness during the applicable period) on the date of the transaction giving rise to the need to calculate the Consolidated Coverage Ratio, EBITDA and Consolidated Interest Expense for such period will be calculated on a pro forma basis as if such discharge had occurred on the first day of such period and as if GXS or such Restricted Subsidiary has not earned any interest income actually earned during such period in respect of cash or Cash Equivalents used to repay, repurchase, defease or otherwise discharge such Indebtedness;

(C)	if since the beginning of such period, GXS or any Restricted Subsidiary will have made any Asset Sale, EBITDA for such period will be reduced by an amount equal to EBITDA (if positive) directly attributable to the assets that are the subject of such Asset Sale for such period or increased by an amount equal to EBITDA (if negative) directly attributable thereto for such period, and Consolidated Interest Expense for such period will be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of GXS or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to GXS and its continuing Restricted Subsidiaries in connection with such Asset Sale for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent GXS and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

(D)	if since the beginning of such period GXS or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any Person that becomes a Restricted Subsidiary) or an acquisition of assets, including any such Investment or acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business, EBITDA and Consolidated Interest Expense for such period will be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period; and

(E)	if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into GXS or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Sale or any Investment or acquisition of assets that would have required an adjustment pursuant to clause (C) or (D) above if made by GXS or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period will be calculated after giving pro forma effect thereto as if such Asset Sale, Investment or acquisition of assets occurred on the first day of such period.

      For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness incurred in connection therewith, the pro forma calculations will be determined in good faith by a responsible financial or accounting officer of GXS. Any such pro forma calculations will reflect any pro forma expense and cost reductions attributable to such acquisitions, to the extent such expense and cost reduction would be consistent with Regulation S-X, promulgated under the Securities Act, as such Regulation is in effect from time to time, and permitted by the SEC to be reflected in pro forma financial statements included in a registration statement filed with the SEC.

      If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness will be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the date of determination in excess of 12 months).

      “Consolidated Interest Expense” means, for any period, the total interest expense of GXS and its Consolidated Subsidiaries, plus, to the extent incurred by GXS or its Restricted Subsidiaries in such period but not included in such interest expense, without duplication:

(1)	interest expense attributable to Capital Lease Obligations and the imputed interest with respect to Attributable Debt;

(2)	amortization of debt discount;

(3)	amortization of debt issuance costs (other than any such costs associated with the Credit Agreement, the notes or the Senior Subordinated Notes);

(4)	capitalized interest;

(5)	noncash interest expense;

(6)	commissions, discounts and other fees and charges attributable to letters of credit and bankers’ acceptance financing;

(7)	interest or dividends accruing on any Indebtedness of any other Person to the extent such Indebtedness is Guaranteed by GXS or any Restricted Subsidiary;

(8)	net costs associated with Hedging Obligations (including amortization of fees);

(9)	dividends in respect of all Disqualified Stock of GXS and all Preferred Stock of any of the Restricted Subsidiaries of GXS, to the extent held by Persons other than GXS or another Restricted Subsidiary;

(10)	interest incurred in connection with investments in discontinued operations; and

(11)	the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than GXS) in connection with Indebtedness incurred by such plan or trust.

      Notwithstanding anything to the contrary contained herein, commissions, discounts, yield and other fees and charges incurred in connection with any transaction (including, without limitation, in connection with a Receivables Facility) pursuant to which GXS or any Subsidiary of GXS may sell, convey or otherwise transfer or grant a security interest in any accounts receivable or related assets as contemplated by the definition of “Receivables Facility” will be included in Consolidated Interest Expense.

      “Consolidated Net Income” means, for any period, the net income of GXS and its Consolidated Subsidiaries for such period determined in accordance with generally accepted accounting principles; provided, however, that:

(1)	any net income of any Person (other than GXS) which is not a Restricted Subsidiary, will be excluded from such Consolidated Net Income, except that:

(A)	subject to the limitations contained in clause (4) below, GXS’s equity in the net income of any such Person for such period will be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to GXS or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution made to a Restricted Subsidiary, to the limitations contained in clause (3) below) and

(B)	GXS’s equity in a net loss of any such Person for such period will be included in determining such Consolidated Net Income;

(2)	any net income (or loss) of any Restricted Subsidiary, to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of that income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or is, directly or indirectly, restricted by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary or its stockholders or other holders of its equity, will be excluded from such Consolidated Net Income except that:

(A)	subject to the limitations contained in clause (4) below, GXS’s equity in the net income of any such Restricted Subsidiary for such period will be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Restricted Subsidiary during such period to GXS or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution made to another Restricted Subsidiary, to the limitation contained in this clause) and

(B)	GXS’s equity in a net loss of any such Restricted Subsidiary for such period will be included in determining such Consolidated Net Income;

(3)	any gain (or loss) realized upon the sale or other disposition of any asset of GXS or its Consolidated Subsidiaries (including pursuant to any Sale/Leaseback Transaction) that is not sold or otherwise disposed of in the ordinary course of business and any gain (or loss) realized upon the sale or other disposition of any Capital Stock of any Person will be excluded from such Consolidated Net Income (without regard to abandonments or reserves relating thereto);

(4)	any extraordinary gain or loss will be excluded from such Consolidated Net Income;

(5)	the cumulative effect of a change in accounting principles will be excluded from such Consolidated Net Income;

(6)	fees and expenses, in an amount not to exceed an aggregate of $55.0 million, paid (i) pursuant to the Recapitalization Agreement and related agreements and (ii) in connection with the Credit Agreement, the issuance of the Senior Subordinated Notes and the issuance of the notes, to the extent deducted in computing Consolidated Net Income, will be added back;

(7)	gains or losses due solely to fluctuations in currency values and the related tax effects according to generally accepted accounting principles will be excluded from such Consolidated Net Income;

(8)	any non-cash deferred tax expense will be excluded from such Consolidated Net Income; and

(9)	any expense or loss arising from any obligation of General Electric to assume, indemnify or reimburse GXS in connection with certain litigation proceedings and other matters under the Recapitalization Agreement will be excluded from such Consolidated Net Income to the extent that any payments required in respect thereof were made by General Electric or its Affiliates (other than GXS and its Subsidiaries) or, if initially made by GXS or its Subsidiaries, to the extent reimbursed by General Electric or its Affiliates to GXS or such Subsidiaries.

      “Consolidated Subsidiaries” means the Restricted Subsidiaries; provided, however, that the interest of GXS or any Restricted Subsidiary in an Unrestricted Subsidiary will be accounted for as an Investment.

      “Credit Agent” means at any time, the Person serving at such time as the sole lender or as the “Agent,” “Administrative Agent,” “Collateral Agent” or in some other similar capacity under the Credit Agreement or any other Credit Facility.

      “Credit Agreement” means the Loan and Security Agreement, to be dated the same date as the closing of this offering, among GXS, the guarantors party thereto, the administrative agent listed therein, and the lenders party thereto, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended (including any amendment and restatement thereof), modified, renewed, refunded, replaced or refinanced in whole or in part from time to time, including any agreement extending the maturity of, consolidating or otherwise restructuring (including adding subsidiaries of GXS as additional guarantors thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group and whether or not increasing the amount of Indebtedness that may be incurred thereunder.

      “Credit Agreement Obligations” means (i) all Bank Indebtedness and all other Indebtedness outstanding under one or more of any other First-Lien Credit Facilities that constitutes Permitted Debt or is otherwise permitted under the covenant, described in “— Certain Covenants — Restrictions on Indebtedness” and that is designated by GXS as “Credit Agreement Obligations” for purposes of the Indenture and is secured by a Permitted Lien described in clause (1) of the definition thereof, (ii) all other obligations (not constituting Indebtedness) of GXS or any Guarantor under the Credit Agreement or any such other First-Lien Credit Facility and (iii) all other obligations of GXS or any Guarantor in respect of Hedging Obligations that are designated by GXS to be “Credit Agreement Obligations” for purposes of the Indenture.

      “Credit Facility” or “Credit Facilities” means, one or more debt facilities (including, without limitation, the Credit Agreement) or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time, including any agreement extending the maturity of, consolidating or otherwise restructuring (including adding subsidiaries of GXS as additional guarantors thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group and whether or not increasing the amount of Indebtedness that may be incurred thereunder.

      “Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

      “Discharge of Credit Agreement Obligations” means payment in full in cash of the principal of and interest and premium, if any, on all Indebtedness outstanding under First-Lien Credit Facilities or, with respect to Hedging Obligations or letters of credit outstanding thereunder, delivery of cash collateral or backstop letters of credit in respect thereof in compliance with such First-Lien Credit Facility, in each case after or concurrently with termination of all commitments to extend credit thereunder, and payment in full in cash of any other Credit Agreement Obligations that are due and payable or otherwise accrued and owing at or prior to the time such principal, interest and premium, if any, are paid.

      “Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 90 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require GXS to repurchase such Capital Stock upon the occurrence of a Change of Control or an Asset Sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that GXS may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “— Certain Covenants — Restricted Payments.”

      “Domestic Subsidiary” means any Restricted Subsidiary of GXS that was formed under the laws of the United States or any state of the United States or the District of Columbia or that guarantees or otherwise provides direct credit support for any Indebtedness of GXS.

      “EBITDA” for any period means Consolidated Net Income for such period, plus, without duplication, the following to the extent deducted in calculating such Consolidated Net Income:

(1)	provision for taxes based on income or profits of GXS and its Consolidated Restricted Subsidiaries;

(2)	Consolidated Interest Expense;

(3)	depreciation expense of GXS and its Consolidated Subsidiaries;

(4)	amortization expense (including amortization of goodwill and other intangibles) of GXS and its Consolidated Subsidiaries (excluding amortization expense attributable to a prepaid cash item that was paid in a prior period);

(5)	all other non-cash expenses or non-cash losses of GXS and its Consolidated Subsidiaries for such period (including, but not limited to, such expenses or losses in connection with minority interests in joint ventures and in connection with restructuring activities, whether incurred before or after the date of the indenture), determined on a consolidated basis in accordance with generally accepted accounting principles (excluding any such charge that constitutes an accrual of or a reserve for cash charges for any future period);

(6)	any non-recurring fees, expenses or charges realized by GXS and its Consolidated Subsidiaries during the first three quarters of 2002 related to (i) operating lease expense for equipment and facilities leases not being retained by GXS and its Consolidated Subsidiaries following the recapitalization; (ii) adjustments for the portion of managed network fee related to excess capacity not being retained by GXS and its Consolidated Subsidiaries following the recapitalization; (iii) elimination of the General Electric corporate charge in excess of estimated costs of related services on a stand-alone basis; and (iv) restructuring and related charges; provided that the fees, expenses and charges referred to in this clause (6) will not exceed (a) $9.2 million in the first quarter of 2002; (b) $9.2 million in the second quarter of 2002; and (c) $24.1 million in the third quarter of 2002;

(7)	all non-cash fees described in clause (7) of the second paragraph under “— Certain Covenants — Transactions with Affiliates”;

and minus all non-cash items increasing Consolidated Net Income of such Person for such period (excluding any items which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges in any prior period).

      Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and non-cash charges of, a Restricted Subsidiary of GXS will be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion) that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended or similarly distributed to GXS by such Restricted Subsidiary without prior governmental approval (that has not been obtained) or is not, directly or indirectly, restricted by operation of the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders or other holders of its equity.

      “EDI Services Revenues” means revenues generated by GXS and the Restricted Subsidiaries from the provision of electronic data interchange services, calculated on a basis consistent with the line item “EDI services” revenues as presented in this prospectus for the notes.

      “Employee Lease Agreement” means the Employee Lease Agreement, dated September 27, 2002, among General Electric, GE Investments, GE International, Global Acquisition Company and us, entered into in connection with the recapitalization, as in effect on the date of the indenture.

      “Employee Transition Services Agreement” means the Transitional Employee Services Agreement, dated September 27, 2002, among General Electric Company, GE Investments, Inc., GE International Inc., Global Acquisition Company and us, entered into in connection with the recapitalization, as in effect on the date of the indenture.

      “Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

      “Excess Cash Flow” means, for any fiscal year, EBITDA for such year, adjusted as follows: (i) minus the cash portion of Consolidated Interest Expense for such year; (ii) minus all federal, state and foreign income taxes accrued or paid (without duplication) by GXS and each Restricted Subsidiary during such year; (iii) minus up to an aggregate of $45 million of cash capital expenditures made during such year by GXS and each Restricted Subsidiary; (iv) minus the amount by which the net difference between (x) current assets, other than cash and Cash Equivalents, and (y) current liabilities (excluding the principal amount of Bank Indebtedness) of GXS and each Restricted Subsidiary for such year differs from the comparable amount calculated with respect to the prior fiscal year; provided, however, that for purposes of this definition, the fiscal year ending December 31, 2003 will be deemed to have begun on April 1, 2003.

      “First-Lien Credit Facilities” means (x) the Credit Facilities provided pursuant to the Credit Agreement and (y) any other Credit Facility that, in the case of both clauses (x) and (y), is secured by a Permitted Lien described in clause (1) of the definition therefore and, except for the Credit Agreement, is designated by GXS as a “First-Lien Credit Facility” for the purposes of the indenture.

      “Existing Indebtedness” means Indebtedness of GXS and its Restricted Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the date of the indenture.

      “Foreign Subsidiary” means any Restricted Subsidiary of GXS that is not organized under the laws of the United States or any state thereof or the District of Columbia.

      “Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(1)	to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or

(2)	entered into for the purpose of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “Guarantee” will not include endorsements of negotiable instruments for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

      “Guarantors” means each of:

(1)	GXS’s Domestic Subsidiaries on the date of the indenture; and

(2)	any other subsidiary of GXS that executes a Subsidiary Guarantee in accordance with the provisions of the indenture;

and their respective successors and assigns.

      “Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1)	interest rate swap agreements, interest rate cap agreements and interest rate collar agreements; and

(2)	other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or interest rates.

      “Indebtedness” means, with respect to any Person on any date of determination (without duplication) the following items if and to the extent that any of them (other than items specified under clauses (3), (8) and (9) below) would appear as a liability or, in the case of clause (6) only, Preferred Stock on the balance sheet of such Person, prepared in accordance with generally accepted accounting principles:

(1)	the principal amount of and premium (if any) in respect of indebtedness of such Person for borrowed money;

(2)	the principal amount of and premium (if any) in respect of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3)	all obligations of such Person in respect of letters of credit, bankers’ acceptances, or other similar instruments (including reimbursement obligations with respect thereto but excluding obligations in respect of letters of credit issued in respect of Trade Payables);

(4)	all obligations of such Person to pay the deferred and unpaid purchase price of property or services (except Trade Payables), which purchase price is due more than 12 months after the date of placing such property in service or taking delivery and title thereto or the completion of such services;

(5)	all Capital Lease Obligations and all Attributable Debt of such Person;

(6)	the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary of such Person, any Preferred Stock (but excluding, in each case, any accrued dividends);

(7)	all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of Indebtedness of such Person will be the lesser of:

(i)	the fair market value of such asset at such date of determination and

(ii)	the amount of such Indebtedness of such other Persons;

(8)	Hedging Obligations of such Person;

(9)	all obligations of such Person in respect of a Receivables Facility; and

(10)	all obligations of the type referred to in clauses (1) through (9) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee.

      The amount of Indebtedness of any Person at any date will be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations described above, at such date; provided, however, that the amount outstanding at any time of any Indebtedness issued with original issue discount will be deemed to be the face amount of such Indebtedness less the remaining unaccreted portion of the original issue discount of such Indebtedness at such time, as determined in accordance with generally accepted accounting principles.

      “Intercreditor Agreement” means that certain intercreditor agreement, dated as of the date of the indenture, by and among GXS, the Guarantors, the Credit Agent and the trustee, as amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time.

      “Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with generally accepted accounting principles. If GXS or any Subsidiary of GXS sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of GXS such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of GXS, GXS will be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of GXS’s Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments.” The acquisition by GXS or any Subsidiary of GXS of a Person that holds an Investment in a third Person will be deemed to be an Investment by GXS or such Subsidiary in such third Person in an amount equal to the fair market value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments.”

      “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

      “Liquidated Damages” means the liquidated damages to be paid by GXS and the Guarantors in the event of a Registration Default (as defined in “Exchange Offer and Registration Rights”).

      “Material Foreign Subsidiaries” means Global eXchange Services S.A. (Belgium), Global eXchange Services S.A. (France), Global eXchange Services SpA (Italy), Acquisition UK Limited (UK), Global eXchange Services GmbH (Germany), Global eXchange Services B.V. (Netherlands) and Global

eXchange Services Canada Inc. and any other foreign subsidiaries the stock of which is pledged as collateral for the Credit Agreement Obligations.

      “Net Proceeds” means the aggregate cash proceeds received by GXS or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of (i) the costs directly related to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, (ii) taxes paid or estimated to be payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, (iii) amounts required to be applied to the repayment of Indebtedness, other than Senior Debt, Secured by a Lien on the asset or assets that were the subject of such Asset Sale, (iv) any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with generally accepted accounting principles and (v) any relocation expenses incurred directly as a result of such Asset Sale.

      “Non-Recourse Debt” means Indebtedness:

(1)	as to which neither GXS, any Guarantor, nor any Restricted Subsidiary (i) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (ii) is directly liable as a guarantor or otherwise, or (iii) constitutes the lender; and

(2)	no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the notes) of GXS, any Guarantor, or any Restricted Subsidiary to declare a default on such other Indebtedness or cause the payment of such other Indebtedness to be accelerated or payable prior to its stated maturity.

      “Obligations” means all principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable (including post-petition interest whether or not allowable as a claim in any such proceeding) under the documentation governing any Indebtedness.

      “Permitted Asset Swap” means, with respect to any Person, the substantially concurrent exchange of assets of such Person (including Equity Interests of a Restricted Subsidiary) for assets of another Person, which assets are useful in a Permitted Business.

      “Permitted Business” means any business of the type engaged in by GXS or its Restricted Subsidiaries as of the date of the indenture or any business reasonably related, ancillary or complementary thereto.

      “Permitted Holders” means Francisco Partners, General Electric and Affiliates of such Persons.

      “Permitted Investment” means an Investment by GXS or any Restricted Subsidiary:

(1)	in GXS, a Restricted Subsidiary or a Person that will, upon the making of such Investment, become a Restricted Subsidiary; provided, that the primary business of such Restricted Subsidiary is a Permitted Business;

(2)	in another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, GXS or a Restricted Subsidiary; provided, that such Person’s primary business is a Permitted Business;

(3)	in Cash Equivalents;

(4)	in receivables owing to GXS or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, that such trade terms may include such concessionary trade terms as GXS or any such Restricted Subsidiary deems reasonable under the circumstances;

(5)	in payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business consistent with industry practice;

(6)	in loans or advances to employees made in the ordinary course of business consistent with industry practice and not exceeding $5.0 million in the aggregate outstanding at any one time;

(7)	in stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to GXS or any Restricted Subsidiary or in satisfaction of judgments;

(8)	in any Person to the extent such Investment represents the noncash portion of the consideration received for an Asset Sale that was made pursuant to and in compliance with the covenant described under “— Assets Sales” or a transaction not constituting an Asset Sale by reason of the $5.0 million threshold contained in the definition thereof;

(9)	that constitutes a Hedging Obligation or commodity hedging arrangement entered into for bona fide hedging purposes of GXS in the ordinary course of business and otherwise in accordance with the indenture;

(10)	in securities of any trade creditor or customer received in settlement of obligations or pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditor or customer;

(11)	acquired as a result of a foreclosure by GXS or such Restricted Subsidiary with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(12)	consisting of purchases and acquisitions of inventory, supplies, materials and equipment or licenses or leases of intellectual property, in any case, in the ordinary course of business and otherwise in accordance with the indenture;

(13)	in a trust, limited liability company, special purpose entity or other similar entity in connection with a Receivables Facility permitted under the covenants described in “— Certain Covenants — Restrictions on Indebtedness”; provided that, in the good faith determination of the Board of Directors of GXS, such Investment is necessary or advisable to effect such Receivables Facility;

(14)	consisting of intercompany Indebtedness permitted under the covenants described in “— Certain Covenants — Restrictions on Indebtedness”;

(15)	the consideration for which consists solely of shares of common stock of GXS; and

(16)	so long as no Default shall have occurred and be continuing (or result therefrom), in any Person engaged in a Permitted Business having an aggregate fair market value (measured on the date made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (16) that are at the time outstanding (and measured on the date made and without giving effect to subsequent changes in value), not to exceed $10.0 million.

      “Permitted Liens” means:

(1)	Liens on property or assets of GXS or any Guarantor securing obligations under Credit Facilities constituting Permitted Debt;

(2)	Liens securing the notes and the Guarantees;

(3)	Liens in favor of GXS or any Restricted Subsidiary;

(4)	Liens on property or assets of a Person existing at the time such Person is merged with or into or consolidated with GXS or any Restricted Subsidiary; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with GXS or the Restricted Subsidiary;

(5)	Liens on property or assets existing at the time of acquisition of the property or assets by GXS or any Restricted Subsidiary; provided that such Liens were in existence prior to the contemplation of such acquisition;

(6)	Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business and consistent with industry practice;

(7)	Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled “— Certain Covenants — Restrictions on Indebtedness” covering only the assets acquired with such Indebtedness;

(8)	Liens existing on the date of the indenture;

(9)	Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with generally accepted accounting principles has been made therefor;

(10)	Liens to secure Indebtedness that is subordinated in right of payment to the notes; provided that the Liens securing any such subordinated Indebtedness are subordinated to the Liens securing the notes on terms no less favorable to the holders of the notes than the terms provided by the holders of the notes to holders of the Credit Agreement Obligations in the Intercreditor Agreement;

(11)	Liens securing Permitted Refinancing Indebtedness where the Liens securing Indebtedness being refinanced were permitted under the indenture;

(12)	easements, rights-of-way, zoning and similar restrictions and other similar encumbrances or title defects incurred or imposed, as applicable, in the ordinary course of business and consistent with industry practices including, but not limited to, all items set forth in Commonwealth Land Title Insurance Company’s Commitment 120407 dated February 18, 2003;

(13)	any interest or title of a lessor under any Capital Lease Obligation;

(14)	Liens securing reimbursement obligations with respect to letters of credit which encumber documents and other property relating to letters of credit and products and proceeds thereof,

(15)	Liens encumbering deposits made to secure statutory, regulatory, contractual or warranty obligations, including rights of offset and set-off,

(16)	Liens securing Hedging Obligations permitted under the indenture;

(17)	leases or subleases granted to others;

(18)	Liens under licensing agreements permitted under the indenture including Liens on intellectual property pursuant to licenses and source code escrow agreements;

(19)	Liens arising from filing Uniform Commercial Code financing statements in connection with leases;

(20)	judgment Liens not giving rise to an Event of Default;

(21)	Liens encumbering property or assets of GXS or a Restricted Subsidiary consisting of carriers, warehousemen, mechanics, materialmen, repairmen and landlords, and other Liens arising by operation of law and incurred in the ordinary course of business and consistent with industry practice for sums that are not overdue or that are being contested in good faith by appropriate proceedings and (if so contested) for which appropriate reserves with respect thereto have been established and maintained on the books of GXS or a Restricted Subsidiary in accordance with generally accepted accounting principles;

(22)	Liens encumbering property or assets of GXS or a Restricted Subsidiary incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance, or other forms of governmental insurance or benefits, including any Lien securing letters of credit issued in the ordinary course of business in connection with the foregoing, or to secure performance of bids, tenders, statutory obligations, leases, surety and appeal bonds, and contracts (other than for Indebtedness for borrowed money) entered into in the ordinary course of business and consistent with industry practice;

(23)	bankers’ liens in the nature of rights of setoff arising in the ordinary course of business and consistent with industry practice; and

(24)	Liens in connection with a Receivables Facility incurred in compliance with clause (2) of the definition of Permitted Debt set forth under the caption “— Certain Covenants — Restrictions on Indebtedness”;

      “Permitted Refinancing Indebtedness” means any Indebtedness of GXS or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of GXS or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1)	the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest on such Indebtedness and the amount of all expenses and premiums incurred in connection therewith);

(2)	such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(3)	if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(4)	such Indebtedness is incurred either by GXS or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

      “Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

      “Preferred Stock,” as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) that is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

      “Recapitalization Agreement” means the Recapitalization Agreement, dated June 21, 2002, among General Electric, GE Investments, Inc. and Global Acquisition Company, and the Recapitalization Agreement, dated September 30, 2002, among GXS Holdings, Inc., GE Investments, Inc. and Global Acquisition Company, as in effect on the date of the indenture.

      “Receivables Facility” means one or more receivables financing facilities, as amended from time to time, pursuant to which GXS or any of its Restricted Subsidiaries sells its accounts receivable to a Person that is not a Restricted Subsidiary pursuant to arrangements customary in the industry.

      “Restricted Investment” means an Investment other than a Permitted Investment.

      “Restricted Subsidiary” means any Subsidiary of GXS that is not an Unrestricted Subsidiary.

      “Sale/Leaseback Transaction” means an arrangement relating to property now owned or hereafter acquired by GXS or a Restricted Subsidiary whereby GXS or a Restricted Subsidiary transfers such property to a Person and GXS or such Restricted Subsidiary leases it from such Person, other than leases between GXS and a Wholly-Owned Subsidiary or between Wholly-Owned Subsidiaries.

      “Senior Debt” means:

(1)	Indebtedness of GXS or any Restricted Subsidiary outstanding under Credit Facilities, the indenture governing the notes, and all Hedging Obligations with respect thereto;

(2)	any other Indebtedness (other than Disqualified Stock or Preferred Stock) of GXS or any Guarantor permitted to be incurred under the terms of the indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is subordinated in right of payment to the notes or any Subsidiary Guarantee; and

(3)	all Obligations with respect to the items listed in the preceding clauses (1) and (2).

      Notwithstanding anything to the contrary in the preceding, Senior Debt will not include:

(1)	any liability for federal, state, local or other taxes owed or owing by GXS or any Restricted Subsidiary;

(2)	any intercompany Indebtedness of GXS or any of its Restricted Subsidiaries to GXS or any of its Affiliates;

(3)	any Trade Payables; or

(4)	the portion of any Indebtedness that is incurred in violation of the indenture; provided that such Indebtedness will be deemed not to have been incurred in violation of the indenture for purposes of this clause (4) if such Indebtedness consists of Indebtedness under any Credit Facility and holders of such Indebtedness or their agent or representative (i) had no actual knowledge at the time of the incurrence that the incurrence of such Indebtedness violated the indenture and (ii) shall have received an officers’ certificate to the effect that the incurrence of such Indebtedness does not violate the provisions of the indenture (but nothing in this clause (4) will preclude the existence of any Default or Event of Default in the event that the Indebtedness is in fact incurred in violation of the indenture).

      “Senior Subordinated Notes” means the senior subordinated reset notes due 2009 issued by GXS on September 27, 2002.

      “Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date hereof.

      “Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

      “Subsidiary” means, with respect to any specified Person:

(1)	any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2)	any partnership (i) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (ii) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

      “Tax Matters Agreement” means the Tax Matters Agreement, dated June 21, 2002, among General Electric, GE Investments, Inc. and Global Acquisition Company, entered into in connection with the recapitalization, as in effect on the date of the indenture.

      “Trade Payables” means, with respect to any Person, any accounts payable or any indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person arising in the ordinary course of business in connection with the acquisition of goods or services.

      “Transition Services Agreement” means the Services Agreement, dated September 27, 2002, among General Electric, RMS Electronic Commerce System Inc. and Global Acquisition Company, entered into in connection with the recapitalization, as in effect on the date of the indenture.

      “Unrestricted Subsidiary” means any Subsidiary of GXS that is designated by the Board of Directors of GXS as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors of GXS, but only to the extent that such Subsidiary:

(1)	has no Indebtedness other than Non-Recourse Debt;

(2)	is not party to any agreement, contract, arrangement or understanding with GXS or any Restricted Subsidiary of GXS unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to GXS or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of GXS;

(3)	is a Person with respect to which neither GXS nor any of its Restricted Subsidiaries has any direct or indirect obligation (i) to subscribe for additional Equity Interests or (ii) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4)	has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of GXS or any of its Restricted Subsidiaries.

      Any designation of a Subsidiary of GXS as an Unrestricted Subsidiary will be evidenced by filing with the trustee a certified copy of the resolution of the Board of Directors of GXS giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “— Certain Covenants — Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements to be an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of GXS as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenants described under the caption “— Certain Covenants — Restrictions on Indebtedness,” GXS will be in default of such covenant. The Board of Directors of GXS may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of GXS of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the covenants described under the caption “— Certain Covenants — Restrictions on Indebtedness,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

      “Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors of such Person.

      “Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1)	the sum of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (ii) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2)	the then outstanding principal amount of such Indebtedness.

      “Wholly Owned Restricted Subsidiary” means a Restricted Subsidiary of GXS all of the Capital Stock of which (other than directors’ qualifying shares) is owned by GXS or another Wholly-Owned Restricted Subsidiary.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

Overview

      The following is a summary of United States federal income and estate tax considerations to holders of the ownership exchange offer and of and disposition of the notes. This summary is based on the Internal Revenue Code of 1986, existing and proposed Treasury regulations promulgated under the Internal Revenue Code, and administrative and judicial interpretations of the Internal Revenue Code, all as of the date of this prospectus and all of which are subject to change, possibly with retroactive effect. The Internal Revenue Service is referred to as the IRS in this summary.

      This summary discusses only the tax consequences to the initial investors who purchased the notes at the initial offering price and does not discuss the tax consequences applicable to subsequent purchasers of the notes. This summary deals only with notes held as capital assets within the meaning of Section 1221 of the Internal Revenue Code. This summary also assumes that the notes will be treated as debt for United States federal income tax purposes. It does not discuss all of the tax considerations that may be relevant to holders of the notes in light of their particular circumstances or to holders of the notes subject to special rules, such as financial institutions, regulated investment companies, holders subject to the alternative minimum tax, insurance companies, pension funds, tax-exempt organizations, expatriates, dealers in securities or currencies, traders who elect to mark to market their securities or persons holding the notes as part of a hedging or constructive sale transaction, “straddle,” conversion transaction, or other integrated transaction, or foreign currency effects on holders of the notes whose functional currency is not the United States dollar. We have not requested a ruling from the IRS on the tax consequences of owning the notes. As a result, the IRS could disagree with portions of this discussion. Holders should consult with their own tax advisors about the application of the United States federal income tax laws to their particular situations as well as any tax considerations under the laws of any state, local or foreign jurisdiction.

      As used in this prospectus, the term “U.S. holder” means a beneficial owner of notes that is, for United States federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity treated as a corporation, created in or under the laws of the United States or of any state;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or a trust that has a valid election in effect under applicable United States Treasury Regulations to be treated as a U.S. person.

      As used in this prospectus, the term “non-U.S. holder” means a beneficial owner of notes that is an individual, corporation, trust or estate that is not a U.S. holder.

      If a partnership holds notes, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding notes, we suggest you consult your tax advisor.

Exchange Notes

      The exchange of the notes for exchange notes, will not be treated as a taxable transaction to U.S. holders or to non-U.S. holders for United States federal income tax purposes. Rather, the exchange notes received should be treated as a continuation of the outstanding notes surrendered in the exchange. Such an exchange will not result in taxable income, gain or loss being recognized by holders. Immediately after the exchange, a holder will have the same adjusted basis and holding period in each exchange note received as the holder had immediately prior to the exchange in the corresponding note surrendered.

Ownership and Disposition of Notes by U.S. Holders

      Stated Interest. Generally, the amount of any stated interest payments on a note will be treated as “qualified stated interest” for United States federal income tax purposes and will be taxable to a U.S. holder as ordinary interest income in accordance with the U.S. holder’s method of accounting for United States federal income tax purposes.

      Original Issue Discount. Because the notes are being issued at a discount from their stated redemption price at maturity, the notes will have original issue discount (“OID”) for United States federal income tax purposes. A U.S. holder will generally be required to recognize OID as ordinary interest income on a constant yield method in advance of the receipt of cash payments to which such income is attributable, regardless of the U.S. holder’s method of accounting.

      The amount of OID on a note is the excess of the notes’ stated redemption price at maturity over its issue price; provided that such excess equals or exceeds a de minimis amount (generally defined as 0.25% of the note’s stated redemption price at maturity multiplied by the number of complete years to its maturity). Included in the stated redemption price at maturity of the notes are all payments due under the notes that are not “qualified stated interest.” Qualified stated interest includes stated interest at either a single floating rate or at a floating, objective rate that is unconditionally payable in cash or in property (other than debt instruments of the issuer) at least annually. The OID on the notes and the yield to maturity for purposes of calculating OID are determined by assuming that the variable rate of interest that they bear is a fixed rate equal to the value, as of the issue date, of the floating rate of the notes. The issue price of the notes is the first price at which a substantial amount of the notes are sold (ignoring sales to bond houses, brokers, or similar persons acting in the capacity of wholesalers).

      The amount of OID that a U.S. holder will be required to include in income in a taxable year is determined by allocating to each day of the taxable year for which the U.S. holder holds the note the pro rata daily portions of OID attributable to the accrual period. The amount of OID allocable to each accrual period generally will equal the product of the note’s adjusted issue price at the beginning of such accrual period and its yield to maturity, as described above. The adjusted issue price of a note at the beginning of the first accrual period is simply the issue price. Thereafter, the adjusted issue price of a note is generally the sum of the issue price plus the amount of OID previously includible in the gross income of the U.S. holder reduced by the amount of any payment previously made on the note, other than payments of qualified stated interest.

      Disposition of a Note. Upon the sale, exchange, redemption or retirement of a note, a U.S. holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, redemption or retirement (other than amounts representing accrued interest, which will be taxable as such) and such U.S. holder’s adjusted tax basis in the note. Such gain or loss will be long-term capital gain or loss if the note was held for more than one year at the time of disposition.

Ownership and Disposition of Notes by Non-U.S. Holders

      Under present United States federal law, and subject to the discussion below concerning backup withholding:

(a) payments of principal, interest (including OID) and premium, if any, on the notes by us or our paying agent to any non-U.S. holder will not be subject to 30% United States federal withholding tax, provided that, in the case of interest, the holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote and is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership or a bank described in Section 881(c)(3)(A) of the Internal Revenue Code, and the certification requirement set forth in Section 871(h) or Section 881(c) of the Internal Revenue Code has been fulfilled with respect to the beneficial owner as discussed below;

(b) a non-U.S. holder of a note will not be subject to United States federal income tax on gain realized on the sale, exchange or other disposition of that note, unless: the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and specific other conditions are met, the gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States or the gain represents accrued interest, in which case the rules for interest would apply; and

(c) under Section 2105(b) of the Internal Revenue Code with respect to United States federal estate tax law, a note held by an individual who is not, for United States estate tax purposes, a citizen or resident of the United States at the time of his death generally will not be subject to United States federal estate tax as a result of that individual’s death, provided that the individual does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote and, at the time of that individual’s death, payments with respect to the note would not have been effectively connected with the conduct by that individual of a trade or business in the United States.

      The certification requirement referred to in paragraph (a) generally will be fulfilled if the beneficial owner of a note certifies on a properly completed and duly executed IRS Form W-8BEN or successor form that the beneficial owner is not a U.S. person and provides its name, address and other information required on the IRS form, and

•	that beneficial owner files the IRS Form W-8BEN or successor form with the withholding agent; or

•	in the case of a note held by a securities clearing organization, bank or other financial institution holding customers’ securities in the ordinary course of its trade or business holding the note on behalf of the beneficial owner, that financial institution files with the withholding agent a statement that it has received the IRS form from the holder and furnishes the withholding agent with a copy of the form; or

•	in the case of a note held through certain foreign intermediaries, you satisfy the certification requirements of applicable United States Treasury Regulations. Special certification rules apply to certain non-U.S. holders that are entities rather than individuals.

      Holders should consult their tax advisers regarding possible additional reporting requirements.

      If you cannot satisfy the requirements described above, payments of interest will be subject to the 30% United States federal withholding tax, unless (1) you provide us with IRS form W-8BEN or successor form claiming an exemption from or reduction in withholding under the benefit of an applicable treaty or (2) you are a non-U.S. holder engaged in a trade or business in the United States and interest on the note is effectively connected with the conduct of the trade or business.

      In the latter case, the non-U.S. holder, although exempt from the withholding tax, will generally be subject to regular United States income tax on interest and on any gain realized on the sale, exchange or disposition of a note on a net income basis in the same manner as if it were a U.S. person. Instead of the W-8BEN or successor form, such a holder will be required to provide to the withholding agent a properly executed IRS Form W-8ECI or successor form to claim an exemption from withholding tax. In addition, if the non-U.S. holder is a foreign corporation, it may be subject to a 30% branch profits tax for the taxable year, subject to adjustments. For purposes of the branch profits tax, interest or any gain recognized on the sale, exchange or other disposition of a note will be included in the effectively connected earnings and profits of the non-U.S. holder if the interest or gain, as the case may be, is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States.

Backup Withholding and Information Reporting

      We will, where required, report to holders of notes and to the IRS the amount of any interest paid, and any OID accrued, on the notes. Under current United States federal income tax law, backup withholding tax will not apply to payments on a note if the required certifications of exempt status are received, provided in each case that the payor, including a bank or its paying agent, as the case may be, does not have actual knowledge or reason to know that the payee is a nonexempt person.

      Under United States Treasury Regulations, payments on the sale, exchange or other disposition of a note effected at through a foreign office of a broker to its customer generally are not subject to information reporting or backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation, a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, a foreign partnership with significant United States ownership, or a United States branch of a foreign bank or insurance company, then information reporting will be required, unless the broker has in its records documentary evidence that the beneficial owner of the payment is not a U.S. person or is otherwise entitled to an exemption and the broker has no actual knowledge or reason to know that the beneficial owner is not entitled to an exemption. Backup withholding may apply if the sale is subject to information reporting and the broker has actual knowledge that the beneficial owner is a U.S. person.

      The information reporting and backup withholding rules will apply to payments effected at a United States office of any United States or foreign broker, unless the broker has in its records documentary evidence that the beneficial owner of the payment is not a U.S. person or is otherwise entitled to an exemption and the broker has no actual knowledge or reason to know that the beneficial owner is not entitled to an exemption.

      The backup withholding rate is 28%. Backup withholding does not represent an additional income tax. Any amounts withheld from a payment to a holder under the backup withholding rules will be allowed as a credit against the holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information or returns are timely furnished by the holder to the IRS.

PLAN OF DISTRIBUTION

      Each broker-dealer that receives exchange notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of these exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with these resales. In addition, until January 8, 2004, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

      We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any of these resales may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from these broker-dealers or the purchasers of exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account in the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of those resales of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

      For a period of 180 days after the expiration date of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, including the expenses of one counsel for the holders of the outstanding notes, other than commissions or concessions of any brokers or dealers and will indemnify the holders of the outstanding notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

      Jones Day will pass upon certain legal matters for us in connection with the offering of the exchange notes.

EXPERTS

      The consolidated financial statements and schedule of GXS Corporation as of December 31, 2001 and 2002, and for each of the years in the three-year period ended December 31, 2002, have been included herein in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2002 consolidated financial statements refers to the Company’s adoption of Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” on January 1, 2002.

      The consolidated financial statements of Global eXchange Services Limited as of December 31, 2001 and 2002, and for each of the years in the three-year period ended December 31, 2002, have been included herein in reliance upon the report of KPMG Audit Plc, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2002 financial statements refers to the adoption of FRS 19, “Deferred Tax”.

      The consolidated financial statements of Celarix, Inc. as of June 30, 2001 and 2002 and for each of the two years in the period ended June 30, 2002 included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the ability of Celarix to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

AVAILABLE INFORMATION

      We have filed a registration statement on Form S-4 with the SEC with respect to the exchange notes offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information in the registration statement or the exhibits and schedules that are part of the registration statement. For further information on our company and the exchange notes we are offering, you should review the registration statement.

      Following completion of the exchange offer, we will be required to file reports and other information with the Securities and Exchange Commission. These reports, the registration statement and other information are or will be available after filing for reading and copying at the SEC Public Reference Room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an Internet site at http://www.sec.gov that contains the registration statement and the reports and other information that we will file in the future electronically with the SEC.

Independent Auditors’ Report

The Board of Directors

GXS Corporation:

We have audited the accompanying consolidated balance sheets of GXS Corporation (the Company) as of December 31, 2001 and 2002 and the related consolidated statements of income (loss), comprehensive income (loss), stockholder’s equity and cash flows for each of the years in the three-year period ended December 31, 2002. In connection with our audits of the consolidated financial statements we have also audited the related financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in note 1 to the consolidated financial statements, on September 27, 2002, the Company consummated a recapitalization whereby Francisco Partners L.P. acquired a 90% ownership interest in the Company from General Electric Company. In connection with the recapitalization, General Electric Company agreed to indemnify the Company against certain liabilities.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GXS Corporation and subsidiaries as of December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets on January 1, 2002.

Baltimore, Maryland

March 19, 2003

GXS CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2001 and 2002

(In thousands of dollars, except per share amounts)

	2001	2002

Assets
Current assets:
Cash and cash equivalents	$14,633	$37,333
Receivables:
Trade (note 3)	77,798	63,506
Other	7,015	5,735
General Electric Company (note 1)	—	3,625
Deferred income taxes (note 11)	24,579	16,151
Prepaid expenses and other assets	10,686	9,927

Total current assets	134,711	136,277
Investments in affiliates (note 5)	7,259	3,485
Property and equipment, net (note 6)	172,278	156,900
Goodwill, net (note 7)	11,096	11,481
Deferred income taxes (note 11)	—	249,053
Deferred financing costs	—	11,645
Other assets	1,865	3,836

	$327,209	$572,677

Liabilities, Minority Interest, and Stockholder’s Equity
Current liabilities:
Short-term borrowings (note 10)	$43,922	$—
Obligation under capital lease (note 12)	3,051	—
Trade payables (note 4)	32,363	22,007
Deferred income	12,721	10,545
Accrued expenses and other liabilities (note 9)	68,554	62,550

Total current liabilities	160,611	95,102
Long-term debt (note 8)	—	409,562
Obligation under capital lease (note 12)	15,413	—
Other liabilities	5,500	8,700
Deferred income taxes (note 11)	16,257	—

Total liabilities	197,781	513,364

Minority interest	1,934	1,317

Commitments and contingencies (notes 8, 12, 13 and 15)
Stockholder’s equity (note 14):
Common stock $1.00 par value. Authorized, issued, and outstanding 100 shares	—	—
Additional paid-in capital (note 1)	—	242,349
Retained earnings (deficit)	674,333	(174,339)
Foreign currency translation	(19,685)	(10,014)
Due from General Electric Company and affiliates	(527,154)	—

Total stockholder’s equity	127,494	57,996

	$327,209	$572,677

See accompanying notes to consolidated financial statements.

GXS CORPORATION AND SUBSIDIARIES

Consolidated Statements of Income (Loss)

Years ended December 31, 2000, 2001, and 2002

(In thousands)

	2000	2001	2002

Revenues (notes 3 and 5)	$565,655	$464,179	$409,454
Costs and operating expenses:
Cost of revenues	342,314	292,654	245,307
Sales and marketing	129,122	119,448	73,331
General and administrative	52,907	45,295	41,176
Gains on sales of assets (note 6)		(8,576)	—
Restructuring and related charges (note 17)	—	9,421	18,406
Asset impairment charge (note 18)	—	4,287	5,425
Corporate charge from GE (note 4)	11,249	12,940	7,331

Operating income (loss)	30,063	(11,290)	18,478
Other income (expense):
Gain on disposition of business (note 16)	50,745	—	—
Gains on sales of investments (note 5)	36,612	144,638	—
Proportionate share of losses in investee companies and investment write-downs	(18,759)	(23,417)	(4,668)
Professional fees related to recapitalization (note 1)	—	—	(30,085)
Interest income (notes 4 and 8)	10,726	6,570	1,285
Interest expense (notes 4 and 8)	(12,007)	(5,334)	(14,526)
Other, net (note 2(b))	13,232	6,705	(83)

Income (loss) before income taxes	110,612	117,872	(29,599)
Provision for income taxes (note 11)	42,793	49,278	9,858

Net income (loss)	$67,819	$68,594	$(39,457)

See accompanying notes to consolidated financial statements.

GXS CORPORATION AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (loss)

Years ended December 31, 2000, 2001, and 2002

(In thousands)

	2000	2001	2002

Net income (loss)	$67,819	$68,594	$(39,457)
Foreign currency translation adjustments	(8,628)	190	9,671
Change in unrealized gain on marketable equity securities, net of tax	119,415	(119,415)	—

Comprehensive income (loss)	$178,606	$(50,631)	$(29,786)

See accompanying notes to consolidated financial statements.

GXS CORPORATION AND SUBSIDIARIES

Consolidated Statements of Stockholder’s Equity

Years ended December 31, 2000, 2001, and 2002

(In thousands)

					Unrealized
				Foreign	gain on
		Additional	Retained	currency	marketable	Due from	Total
	Common	paid-in	earnings	translation	equity	GE and	stockholder’s
	stock	capital	(deficit)	adjustments	securities	affiliates	equity

Balance at December 31, 1999(a)	$—	$—	$537,920	$(11,247)	$—	$(356,358)	$170,315
Net income	—	—	67,819	—	—	—	67,819
Foreign currency translation adjustments	—	—	—	(8,628)	—	—	(8,628)
Change in unrealized gain on equity securities, net of income tax	—	—	—	—	119,415	—	119,415
Net transfers to General Electric and affiliates	—	—	—	—	—	(32,818)	(32,818)

Balance at December 31, 2000(a)	—	—	605,739	(19,875)	119,415	(389,176)	316,103
Net income	—	—	68,594	—	—	—	68,594
Foreign currency translation adjustments	—	—	—	190	—	—	190
Change in unrealized gain on equity securities, net of income tax	—	—	—	—	(119,415)	—	(119,415)
Net transfers to General Electric and affiliates	—	—	—	—	—	(137,978)	(137,978)

Balance at December 31, 2001(a)	—	—	674,333	(19,685)	—	(527,154)	127,494
Net loss	—	—	(39,457)	—	—	—	(39,457)
Foreign currency translation adjustments	—	—	—	9,671	—	—	9,671
Distribution to General Electric in connection with recapitalization	—	—	(350,000)	—	—	—	(350,000)
Net deferred tax assets resulting from U.S. tax election in connection with recapitalization	—	239,309	—	—	—	—	239,309
Net transfers from General Electric Company and affiliates	—	—	—	—	—	67,939	67,939
Elimination of amounts due from General Electric Company and affiliates	—	—	(459,215)	—	—	459,215	—
Contributions from General Electric Company (note 1)	—	3,040	—	—	—	—	3,040

Balance at December 31, 2002	$—	$242,349	$(174,339)	$(10,014)	$—	$—	$57,996

See accompanying notes to consolidated financial statements.

GXS CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2000, 2001, and 2002

(In thousands)

	2000	2001	2002

Cash flows from operating activities:
Net income (loss)	$67,819	$68,594	$(39,457)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	33,451	41,943	47,768
Asset impairment charge	—	4,287	5,425
Deferred income taxes	14,460	1,907	(1,788)
Gain on sales of assets	—	(8,576)	—
Gain on disposition of business	(50,745)	—	—
Gains on sales of investments	(36,612)	(144,638)	—
Minority interest	(699)	(440)	(545)
Proportionate share of losses in investee companies and investment write-downs	18,759	23,417	4,668
Changes in operating assets and liabilities:
Decrease in receivables	11,659	10,803	11,947
Increase in prepaid expense and other assets	(1,421)	(3,433)	(1,236)
Increase (decrease) in accounts payable	276	(16,471)	(10,356)
Decrease in deferred income	(2,920)	(5,315)	(2,176)
Increase (decrease) in other liabilities	(4,132)	10,579	(2,804)
Other	(239)	2,885	(2,278)

Net cash provided by (used in) operating activities	49,656	(14,458)	9,168

Cash flows for investing activities:
Purchases of property, plant and equipment	(83,037)	(73,159)	(37,815)
Acquisitions of minority interests in affiliates	—	—	(6,000)
Proceeds from sales of assets	—	11,245	—
Proceeds from sale of business	50,743	—	—
Proceeds from sales of investments	39,123	154,372	—
Purchases of investments	(31,855)	(9,286)	—
Other	(575)	(213)	—

Net cash provided by (used for) investing activities	(25,601)	82,959	(43,815)

Cash flows from financing activities:
Distribution to General Electric Company in connection with the recapitalization	—	—	(350,000)
Net transfers to (from) General Electric Company and affiliates	(32,818)	(137,978)	67,939
Short-term borrowings (repayments), net	2,274	37,448	(43,922)
Proceeds from issuance of long-term debt, net	—	—	410,000
Payments of long-term debt	—	—	(438)
Payment of financing costs	—	—	(11,621)
Proceeds from sale and leaseback transaction	—	19,200	—
Payment of capital lease obligation	—	(736)	(18,464)
Capital contributions from General Electric Company	—	—	3,040

Net cash provided by (used for) financing activities	(30,544)	(82,066)	56,534

Effect of exchange rate changes on cash	(3,333)	(531)	813

Increase (decrease) in cash and cash equivalents	(9,822)	(14,096)	22,700
Cash and cash equivalents, beginning of year	38,551	28,729	14,633

Cash and cash equivalents, end of year	$28,729	$14,633	$37,333

See accompanying notes to consolidated financial statements.

GXS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2000, 2001 and 2002

(In thousands of dollars, except per share amounts)

(1)	Business and Basis of Presentation

      GXS Holdings, Inc. (GXS Holdings) (formerly RMS Electronic Commerce Systems, Inc.) and GE Information Services, Inc. (GEIS) prior to September 27, 2002 were wholly owned subsidiaries of GE Investments, Inc. (GE Investments), which is a wholly owned subsidiary of General Electric Company (GE). On September 9, 2002, GXS Holdings formed GXS Corporation (GXS) and GXS Holdings contributed all of its assets to GXS in exchange for all of the common stock of GXS. In addition, GE Investments transferred 100% of the common stock that it held in GEIS to GXS and GEIS became a wholly owned subsidiary of GXS. For financial reporting purposes, this transaction was accounted for as a combination of companies under common control. The consolidated financial statements have been prepared as if the assets, liabilities and results of operations of GXS Holdings were consolidated with those of GEIS for all periods presented. GXS Corporation and subsidiaries (the Company) are primarily engaged in the business of providing transaction management infrastructure products and services that enable companies to electronically exchange essential business documents.

      On June 21, 2002, GE, GE Investments and Global Acquisition Company, a wholly owned subsidiary of Francisco Partners, L.P., signed a definitive agreement to effect a recapitalization (the Recapitalization Agreement) of the Company. The recapitalization was consummated on September 27, 2002 (the Recapitalization) and resulted in the Company issuing $175,000 of debt under a senior term loan and $235,000 of debt under a senior subordinated reset note agreement (see note 8). Proceeds, in the amount of $350,000, were distributed by the Company to GE pursuant to terms of the Recapitalization Agreement. In addition, Francisco Partners, L.P. and its co-investors, through a direct or indirect subsidiary, acquired 90% of the outstanding common stock of GXS Holdings for $407,773, subject to a post closing adjustment. The Company incurred $30,085 of fees to consummate the Recapitalization including $20,000 for services rendered by Francisco Partners, L.P. Following the Recapitalization, the Company entered into an agreement with Francisco Partners, L.P. to provide certain management services for an annual fee of $2,000 plus expenses.

      The Recapitalization is being accounted for as a leveraged recapitalization since greater than 5% of the voting common stock of GXS Holdings was retained by GE. Under leveraged recapitalization accounting, the transfer of a controlling interest in GXS Holdings to Francisco Partners did not result in a change in the accounting basis in the assets and liabilities of GXS Holdings or its subsidiaries including GXS Corporation. Accordingly, the assets and liabilities of GXS Corporation have been recorded at their historical cost basis in the accompanying consolidated financial statements. Additionally, the costs incurred to effect the Recapitalization have been expensed as incurred in the accompanying consolidated statement of income (loss).

      The Recapitalization Agreement, together with a number of ancillary agreements, govern the Company’s relationship with GE following the recapitalization and provide for the allocation of intellectual property, employee benefits, tax and other liabilities and obligations relating to periods prior to the Recapitalization and include a services agreement and an employee lease agreement that terminated on December 31, 2002. In addition, GE has agreed to reimburse the Company for certain defined operating and restructuring costs following the Recapitalization. During the three months ended December 31, 2002, GE has reimbursed approximately $3,000 of these costs which has been reflected as a contribution of capital. These costs included approximately $400 of costs and expenses incurred with closing a data center in Rockville, Maryland, $900 of costs incurred in connection with a service agreement with Worldcom and $1,700 for notice pay and severance in connection with a reduction in force.

      Additionally, in connection with the Recapitalization, GE agreed to reimburse the Company for the managed network fee related to the portion of the network being used by them following the

GXS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Recapitalization. Reimbursements during the three months ended December 31, 2002 of $1,750 were credited to cost of revenues. As the Company is transitioning its telecommunications infrastructure to new providers the network management arrangement with the current provider is being terminated. Accordingly, the managed network fee and the related GE reimbursement will be eliminated during 2003.

      In connection with the Recapitalization, GXS will make an election under US Income Tax Regulations that allows it to revalue its assets and liabilities for income tax purposes. The tax benefit of the revaluation is estimated at $239,309. Such benefit has been reflected as a contribution to capital in the accompanying consolidated statement of stockholder’s equity. The amount is based on preliminary appraisals obtained by the Company. Adjustments to the appraisals are not expected to be material.

(2)	Summary of Significant Accounting Policies

(a)	Consolidation

      The consolidated financial statements represent the consolidation of all companies in which the Company directly or indirectly has a majority ownership and controls the operations. All significant intercompany transactions and balances have been eliminated in the consolidation. Investments in companies in which the Company has a 50% or less ownership interest and can exercise significant influence over the investee’s operations and policies are accounted for under the equity method of accounting. The Company uses the cost method to account for investments where it holds less than a 20% ownership interest and cannot exercise significant influence over the investee’s operations and policies. At each reporting period, the Company assesses the fair value of its investments to determine if any impairment has occurred. To the extent the Company’s carrying value exceeds the estimated fair value and such loss is considered to be an other than temporary decline, the Company records an impairment charge.

(b)	Foreign Currency

      The financial statements of subsidiaries located outside of the United States are measured using the local currency as the functional currency. Assets, including goodwill, and liabilities are translated at the rates of exchange at the balance sheet date. Income and expense items are translated at average monthly rates of exchange. The resulting translation gains and losses are included as a separate component of other comprehensive income included in stockholder’s equity. Gains and losses from transactions in foreign currency are included in the determination of net income (loss). Aggregate gains on foreign currency transactions for the years ended December 31, 2000, 2001, and 2002 were $3,696, $196, and $1,062, respectively. These amounts are included in other income (expense) in the consolidated statements of income (loss).

(c)	Cash and Cash Equivalents

      For purposes of the consolidated statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. Cash equivalents consist principally of overnight interest bearing deposits.

(d)	Revenue Recognition

      The Company generates revenues from three principal sources:

Transaction Processing — The Company earns transaction processing fees from facilitating the exchange of business documents among the Company’s customers’ computer systems and those of their trading partners. These revenues are based on a per transaction fee and are recognized in the period the related transaction is processed. Revenue on contracts with monthly or quarterly minimum transaction levels is recognized based on the greater of actual transactions or the specified contract minimum amounts.

GXS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Software Licensing — The Company earns revenue from the licensing of software applications that facilitate and automate the exchange of information among disparate business systems and applications. Revenues are recognized when the license agreement is signed, the license fee is fixed and determinable, delivery has occurred, and collection is probable. Revenue from licensing software that requires significant customization and modification or where services are otherwise considered essential to the functionality of the software are recognized using the percentage of completion method, based on the costs incurred in relation to the total estimated costs of the contract. Revenue from hosted software applications are recognized ratably over the hosting period unless the customer has the contractual right to take possession of the software without significant penalty and it is feasible for the customer to use the software with its own hardware or contract with another party unrelated to the Company to host the software.

Professional Services and Software Maintenance — Professional services are generally conducted under time and material contracts and revenue is recognized as the related services are provided. Software maintenance revenue is deferred and recognized on a straight-line basis over the life of the related contract, which is typically one year.

      For arrangements with more than one element of revenue, the Company allocates revenue to each element based on vendor specific objective evidence (VSOE), in accordance with the criteria established in AICPA Statement of Position 97-2, Software Revenue Recognition, as amended. VSOE for software maintenance is based on contractual renewal rates. Professional services are separately priced and are based on standard hourly rates determined by the nature of the service and the experience of the professional performing the service.

      The Company makes estimates of potential sales credits by analyzing historical trends and changes in customer demand and acceptance of the Company’s products and services. The Company recorded provisions for sales credits of $8,361, $11,914 and $14,229 for the years ended December 31, 2000, 2001 and 2002, respectively and has a provision for sales credits of $7,137 and $5,273 as of December 31, 2001 and 2002, respectively.

(e)	Property and Equipment

      Property and equipment are stated at cost. Equipment under capital leases are stated at the present value of minimum lease payments. Depreciation on property and equipment is calculated on accelerated methods over the estimated useful lives of the assets over lives of three to forty years. Equipment held under capital leases, software and leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset. Property and equipment includes costs related to the development of internal use software pursuant to the guidance in AICPA Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. During the years ended December 31, 2000, 2001, and 2002, the Company capitalized costs related to the development of internal use software of $30,255, $33,340, and $26,860, respectively.

(f)	Goodwill

      On January 1, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, which requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually. As of the date of adoption of SFAS No. 142, the Company had unamortized goodwill in the amount of $11,096 which was subject to the transition provisions of SFAS No. 142. During 2002, the Company completed its analysis pursuant to the transitional provisions of SFAS No. 142 and determined that no impairment charge was necessary. In connection with the Recapitalization, the Company completed a further analysis

GXS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

of goodwill and determined no impairment charge was necessary. The following table presents the Company’s results of operations as if SFAS No. 142 had been adopted on January 1, 2000:

	2000	2001

Net income, as reported	$67,819	$68,594
Goodwill amortization, net of tax	4,309	4,199

Net income, proforma	$72,128	$72,793

      Prior to the adoption of SFAS No. 142, goodwill was being amortized over periods from five to ten years on a straight-line basis. At each reporting date, the Company assessed the recoverability of goodwill by determining whether the amortization of goodwill over its remaining useful life could be recovered through undiscounted operating cash flows of the acquired operations. The amount of goodwill impairment, if any, was measured based on projected discounted future operating cash flows using a discount rate reflecting the Company’s average costs of funds.

     (g)     Capitalized Software Costs

      Costs incurred in the development of software sold externally are charged to expense until technological feasibility, as defined by Statement of Financial Accounting Standards (SFAS) No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed (SFAS No. 86), has been established. The Company uses the working model method to establish technological feasibility. Accordingly, the Company does not capitalize costs as there is generally a short period of time between the date technological feasibility is achieved and the date when the product is available for general release.

(h)	Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

      As of January 1, 2002, the Company adopted the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Prior to January 1, 2002, the Company accounted for the impairment of its long-lived asset under SFAS No. 121. These Statements require that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

     (i)     Research and Development and Advertising

      Research and development and advertising costs are expensed as incurred. Research and development costs amounted to $26,161, $31,137, and $15,246 for the years ended December 31, 2000, 2001, and 2002, respectively. Advertising costs amounted to $7,160, $5,960, and $2,172 for the years ended December 31, 2000, 2001, and 2002, respectively.

     (j)     Employee Benefits

      Prior to the Recapitalization, employees and retirees of the Company and its affiliates participated in a number of employee benefit plans maintained by GE and its affiliates. Following the Recapitalization, GE retained all liabilities under these benefit plans. The principal benefit plans are discussed below. Other plans are not significant individually or in the aggregate.

GXS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Pension Benefits — The principal pension plan benefits were provided under the GE Pension Plan, a defined benefit plan, which provided benefits to certain U.S. employees of the Company based on the greater of a formula recognizing career earnings or a formula recognizing length of service and final average earnings. Eligible employees also participated in the GE Savings and Security Program, a defined contribution plan. Under this plan, eligible employees could invest a portion of their earnings (generally up to 7% with GE matching 50% of the first 7% contributed, and an additional 10% without any employer matching) in various program funds.

Health and Life Benefits — The principal health and life plan benefits were covered under the GE Life, Disability and Medical Plan, a health and welfare plan, which provided benefits to pay medical expenses, dental expenses, flexible spending accounts for otherwise unreimbursed expenses, short-term disability benefits, and life and accidental death and dismemberment insurance benefits. Retirees shared in the cost of healthcare benefits.

      The cost of employee benefits billed by GE to the Company was $20,488, $23,932, and $19,545 for the years ended December 31, 2000, 2001, and 2002, respectively.

      Following the Recapitalization, the Company and its subsidiaries sponsor a number of employee benefit programs including certain defined contribution retirement programs. At December 31, 2002, the Company was the sponsor of one defined benefit pension plan in Germany and was still participating in several GE sponsored plans in other countries. The Company’s participation in the GE plans is expected to be discontinued once the Company is able to make other arrangements in the affected countries.

     (k)     Income Taxes

      Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

      The results of the Company’s operations in the United States through the date of the Recapitalization are included in GE’s consolidated U.S. federal tax return and certain combined state income tax returns. Current tax liabilities and receivables relating to the Company’s operations prior to the Recapitalization have been transferred to GE. Non-U.S. operations record income tax assets and liabilities generally on a stand-alone basis. The Company’s results following the Recapitalization are no longer included in GE’s consolidated U.S. Federal tax return. Income tax expense has been calculated based upon the Company’s results of operations on a stand-alone basis.

     (l)     Derivative Instruments

      The Company applies the provisions SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. Under SFAS 133, all derivative instruments (including certain derivative instruments embedded in other contracts) are recognized in the balance sheet at their fair value and changes in the fair value are recognized immediately in income, unless the derivatives qualify as hedges of cash flows. For derivatives qualifying as hedges of future cash flows, the effective portion of the changes in the fair value is recorded temporarily in equity, and then recognized in income along with the related effects of the hedged items. Any ineffective portion of hedges is reported in income as it occurs. During the years ended December 31, 2000, 2001, and 2002, the Company did not hold any derivative instruments.

GXS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

     (m)     Stock Option Plan

      The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations to account for our fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. SFAS No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting. In connection with the Recapitalization, GXS Holdings issued certain options to employees of the Company. Had the Company applied the fair-value-based method to these options, the Company’s net loss for the year ended December 31, 2002 would not have been materially different.

     (n)     Fair Value of Financial Instruments

      The Company’s financial instruments consist principally of cash and cash equivalents, receivables, short-term borrowings, accounts payable, accrued expenses and long-term debt. Generally, their carrying amounts approximate fair value because of the short-term maturity of these instruments. The fair value of the Company’s long-term debt is discussed further in note 8.

     (o)     Use of Estimates

      Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

     (p)     Reclassifications

      Certain amounts in the 2000 and 2001 consolidated financial statements have been reclassified to conform to the current year presentation.

(q)	Recently Issued Accounting Standards

      In April 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. The Company will adopt SFAS No. 145 as of January 1, 2003, except for the provisions relating to the amendment of SFAS No. 13, which were adopted for transactions occurring subsequent to May 15, 2002. Adoption of SFAS No. 145 is not expected to have a material impact on the consolidated financial statements. In connection with the refinancing described in note 19, the Company will write-off approximately $5,700 of deferred financing costs. This write-off will be presented as a component of interest expense in the first quarter of 2003 in accordance with SFAS No.145.

      In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 requires that a liability for a cost associated with the exit or disposal activity be recognized when incurred at fair value. SFAS No. 146 eliminates the definition and requirements of EITF Issue 94-3. SFAS No. 146 is effective for exit or disposal activities that are initiated

GXS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

after December 31, 2002 and may have an effect on the timing of future restructuring charges taken, if and when they occur.

      In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 addresses the disclosure requirements of a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. FIN 45 also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The liability recognition requirements of FIN 45 will be applicable prospectively to all guarantees issued or modified after December 31, 2002. The Company is currently evaluating the impact FIN 45 will have on its consolidated financial statements.

      In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that Statement to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. Finally, this Statement amends APB Opinion No. 28, Interim Financial Reporting, to require disclosure about those effects in interim financial information. The transition provisions of this statement will be effective for financial statements for fiscal years ending after December 15, 2002. The disclosure provisions of this statement will be effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. The Company plans to retain the intrinsic method to value stock options and accordingly, SFAS 148 will only impact the Company’s future disclosure requirements.

      In October 2002, the Emerging Issues Task Force of the FASB reached a consensus on the accounting for revenues in transactions that involve multiple deliverables. The guidance governs how to identify whether goods or services or both, that are to be delivered separately in a bundled sales arrangement, should be accounted for separately. This guidance will be effective for fiscal years beginning after December 15, 2003. The Company has not yet determined the impact this consensus will have on its consolidated financial statements.

(3)	Revenues and Receivables

      The Company provides products and services to various GE businesses in the normal course of business. Sales to GE businesses and affiliates amounted to approximately $29,322, $30,564, and $28,901 for years ended December 31, 2000, 2001, and 2002, respectively. Trade receivables as of December 31, 2001 and 2002 resulting from normal trade activity with GE were $973 and $549, respectively. Pursuant to the terms of the Recapitalization Agreement, GE is required, for a period of two years following the closing of the Recapitalization, to maintain their and their affiliates’ respective business arrangements with the Company on terms and conditions substantially similar to those in effect at the time of the completion of the Recapitalization and to continue to purchase products and services from the Company at the aggregate annual dollar amount prevailing for GE and its affiliates for the year ended December 31, 2001.

      The allowances for uncollectible amounts including doubtful accounts and sales allowances were $11,986 and $9,565 at December 31, 2001 and 2002, respectively.

      Sales to one nonrelated customer represented approximately 11% of revenues in 2000. No customer represented more than 10% of revenues in 2001 and 2002.

GXS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

      As of December 31, 2002, the Company had operations in approximately twenty-five foreign countries. Receivables from customers in foreign countries were $35,719 and $27,560 at December 31, 2001 and 2002, respectively. Revenues earned by the Company’s foreign subsidiaries were $153,432, $130,730, and $128,851 for years ended December 31, 2000, 2001, and 2002, respectively. Of such amounts the United Kingdom generated revenues of $45,291, $46,100, and $48,134 for years ended December 31, 2000, 2001, and 2002, respectively. No other country generated more than 10% of the Company’s revenues.

(4)	Other Related Party Transactions

      Trade payables as of December 31, 2001 and 2002 resulting from normal trade activity with GE were $1,204 and $1,605, respectively.

      Prior to the Recapitalization, the Company participated in pooled treasury operations with GE in most countries in which it had activity. As part of this pooled activity, the Company earned interest on balances on deposit with GE and paid interest when local operations borrowed money from the pool. The Company had net interest expense of $1,281 in 2000 and net interest income of $1,236 in 2001, virtually all of which was payment to or receipts from GE. During 2002, the Company earned net interest income from GE of $1,285. The Company no longer participates in the GE pooled treasury activities.

      GE provides a variety of services to the Company. Certain services, such as administering employee benefit plans and paying related claims, provision of voice and data networking, outsourcing of certain functions, centralized financial and administrative activities involved with transaction processing, centralized purchasing of desk top software and other corporate services, are charged to the Company as utilized by the Company. Billings for these services amounted to $48,424, $57,038, and $58,841 for the years ended December 31, 2000, 2001, and 2002, respectively. Management believes that the amounts paid to GE approximate the costs of the services which could be obtained from third parties. As part of the Recapitalization, GE will continue to provide these services on an as needed basis for up to one year.

      Prior to the Recapitalization, GE provided certain centralized services, such as compensation and benefit plan design, tax planning, marketing support, treasury, auditing, and public company reporting, for which the Company paid an annually agreed fee based upon a fixed percentage of the Company’s budgeted costs for the year. This fee amounted to $11,249 and $12,940 for the years ended December 31, 2000 and 2001, respectively, and $7,331 for the nine months ended September 30, 2002 prior to the Recapitalization. While the method was consistently applied to all GE businesses, management believes that costs to provide these services on a stand alone basis is approximately $2,900 (unaudited) on an annual basis. In addition management believes that the methods used by GE to allocate expenses incurred by them on the Company’s behalf, prior to the Recapitalization, were reasonable.

      In connection with the Recapitalization, the Company entered into an employee lease agreement for U.S. employees and a transitional employee services agreement with respect to some non-U.S. employees. GE charged the Company the actual costs of the employees under these agreements. The employee lease agreement was concluded on December 31, 2002 when the remaining leased employees became employees of the Company and the transitional services agreement is expected to be concluded during 2003 when the non-U.S. employees covered by the agreement are hired by foreign subsidiaries of the Company.

      The Company entered into an agreement with GE Capital Corporation (GECC) in 2000 in which the Company agreed to select a vendor for certain products and services in which GECC had an investment, in exchange for the right to share in any gains on the sale of the investment. Purchases of the products and services were approximately $1,000. GECC made payments to the Company of $8,873 and $6,250 for the years ended December 31, 2000 and 2001, respectively, under the agreement. These amounts are

GXS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

included in other income (expense) in the consolidated statements of income. No future payments to the Company will be made under this agreement.

(5)     Investments

      The Company has made a number of investments in distributors, value added resellers and companies engaged in providing transaction management infrastructure and related products and services. Investments consist of the following at December 31:

	2001	2002

Equity method investments	$1,931	$526
Cost method investments	5,328	2,959

Total	$7,259	$3,485

      Revenues, results of operations and net assets of the investee companies were not significant for the years ended December 31, 2001 and 2002. Revenues earned from sales to these affiliates were $11,574, $4,714, and $2,176 for the years ended December 31, 2000, 2001, and 2002, respectively.

      During 2000 and 2001, the Company disposed of its interest in a Japanese joint venture in a series of transactions. The Company received proceeds from the sales of $39,123 and $154,372 and recorded gains $36,612 and $144,638 in 2000 and 2001, respectively. Such gains are included in gains on sales of investments in the consolidated statements of income.

(6)     Property and Equipment

      Property and equipment consist of the following as of December 31:

	2001	2002

Land and improvements	$634	$634
Buildings, structures, and related equipment	14,864	14,864
Computer equipment and furniture	250,392	240,644
Computer software	125,332	163,805
Equipment leased to others	1,705	475
Leasehold improvements	21,602	22,288

	414,529	442,710
Less accumulated depreciation and amortization	242,251	285,810

Total	$172,278	$156,900

      Property and equipment held outside the United States at December 31, 2001 and 2002 was $26,236 and $20,617, respectively.

      During 2001, the Company sold for $11,245, in two separate transactions, internally developed software and certain other assets and recognized gains of $8,576 in the aggregate. This amount is included in gains on sale of assets in the consolidated statements of income.

GXS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(7)     Goodwill

      The following represents a summary of changes in goodwill for the years ended December 31:

	2000	2001	2002

Beginning of the year	$28,837	$22,384	$11,096
Additions	575	213	—
Amortization	(7,028)	(7,214)	—
Impairment charge	—	(4,287)	—
Other	—	—	385

End of the year	$22,384	$11,096	$11,481

      In March 1999, the Company acquired an Irish operation which developed and marketed e-commerce software products for sale to small businesses for $9,365. The aggregate purchase, including transaction costs, exceeded the estimated fair value of the net tangible assets and identifiable intangible assets acquired by $8,781. This amount was allocated to goodwill and was being amortized over a five-year period. In 2001, the Company abandoned these operations and wrote-off the remaining goodwill of $4,287.

(8)     Long-Term Debt

      Long-term debt consists of the following at December 31, 2002:

Credit facility	$174,562
Senior subordinated reset notes	235,000

Total	$409,562

Credit Facility

      The Company entered into a Credit Facility on September 27, 2002 which consists of a $175,000 term loan facility (Term Loan Facility) and a $35,000 revolving credit facility (Revolving Credit Facility). To consummate the Recapitalization, the Company borrowed $175,000 under the Term Loan Facility. The Revolving Credit Facility enables the Company to obtain revolving credit loans and to issue letters of credit for working capital and general corporate purposes. At December 31, 2002, the Company had outstanding letters of credit of $8,900 and available borrowings of $26,100 under the Revolving Credit Facility.

      Terms of the Credit Facility were amended and restated on October 11, 2002 and provide for repayment of the borrowings on or before October 11, 2003, if not otherwise amended. During the twelve-month period ending October 11, 2003, borrowings under the Credit Facility bear interest at LIBOR plus a margin of 5.5%, which increases by 0.5% each three months. During the three months ended December 31, 2002, the Company retired $438 of the term loan.

      It is the Company’s intention to refinance the borrowings under the Credit Facility at the earliest possible date. However, if the refinancing has not been consummated by October 11, 2003, the Company has the option to convert the outstanding borrowings by payment of a 3% conversion fee to the lenders. Upon conversion, borrowings outstanding under the Term Loan Facility and the Revolving Credit Facility will mature in various amounts through September 27, 2007 and will generally retain the same terms and conditions, except that borrowings available under the Revolving Credit Facility will be reduced from $35,000 to $20,000 and interest will be determined annually based upon the greater of a number of defined rates. However, interest on the conversion date cannot be less than 11% per annum or the then applicable rate, if higher, increasing by 0.5% each year thereafter. Additionally, interest on outstanding borrowings

GXS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

cannot exceed 15% per annum. During the entire term of the Credit Facility, to the extent that the amount of interest payable is greater than 13% per annum, the amount of interest in excess of 13% (PIK Interest) can be added to the principal balance of the outstanding Term Loan Facility. The Company will pay 0.5% per annum on the unused portion of the Revolving Credit Facility, and will pay interest equivalent to that paid on the Term Loan Facility for amounts borrowed under the Revolving Credit Facility. The interest rate on borrowings outstanding at December 31, 2002 was 7.34%.

      The obligations of the Company under the Credit Facility are guaranteed by each of the Company’s domestic subsidiaries (the Guarantors). The obligations of the Company under the Credit Facility are secured by a first priority lien (subject to permitted encumbrances) on substantially all of the Company’s and each Guarantor’s real, personal, and intellectual property and on the capital stock of the Company and all of the capital stock of the Company’s domestic and certain of its foreign subsidiaries. In addition, the Credit Facility contains various covenants that restrict the Company from taking various actions and that require the Company to achieve and maintain certain financial ratios.

      In order to assist the original lenders in the syndication or refinancing of the Credit Facility, the Company has placed into escrow warrants to purchase 5% of the capital stock of GXS Holdings on a fully diluted basis for $0.01 per share. Upon determination that the warrants will not be utilized, or September 27, 2007, they will be removed from escrow and cancelled. To the extent the warrants are issued they will be valued on the date of issue at fair market value and amortized over the life of the debt as additional interest expense. The warrant escrow will terminate upon the refinancing of the credit facility (see note 19).

Senior Subordinated Reset Notes

      On September 27, 2002, the Company issued $235,000 of Senior Subordinated Reset Notes (the Notes) to General Electric Credit Corporation (GECC), a subsidiary of GE. The notes mature on September 27, 2009 and bear interest at 12% per annum until September 27, 2003. After September 27, 2003, the Notes will bear interest at a rate (the Reset Rate) between 8% and 17%. The Reset Rate will be determined by negotiations between the Company and GECC to be held on or about July 15, 2003. To the extent that the parties cannot reach agreement on the Reset Rate or GECC no longer holds a majority of the Notes, the Company will engage investment bankers to determine the Reset Rate based on current market conditions for similar securities. To the extent the Reset Rate exceeds 15%, the Company will have the option to pay cash interest of 15% and add the additional interest to the balance of the Notes. Interest is payable semi-annually on April 15 and October 15 of each year commencing April 15, 2003. The Notes are general unsecured obligations of the Company and are guaranteed by all of the Company’s domestic subsidiaries. If the notes are not refinanced by September 27, 2003, the Company will be required to pay GECC a fee equal to 1% of the outstanding balance.

      The Notes are redeemable at the option at of the Company anytime prior to September 27, 2003 at par plus accrued and unpaid interest. After September 27, 2003, the Notes are redeemable at the option of the Company, in whole or in part, at any time on or after September 27, 2006 at a redemption price equal to par plus accrued and unpaid interest, plus a declining redemption premium. In addition, at any time after September 27, 2003 and prior to September 27, 2005, the Company may, on any one or more occasions, redeem up to 35% of the aggregate principal amount of the Notes with the net cash proceeds of one or more equity offerings at a redemption price of 100% outstanding balance plus a premium equal to the Reset Rate and accrued and unpaid interest, provided that the redemption occurs within 90 days of the date of the closing of such equity offering and at least 65% of the Notes issued remain outstanding immediately after the occurrence of such redemption. Upon the occurrence of a change of control, as defined in the Indenture governing the Notes (the Indenture), each holder of the Notes will have the right to require the Company to repurchase such holder’s notes at an offer price in cash equal to 101% of the

GXS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

aggregate principle amount thereof plus accrued and unpaid interest and liquidated damages, if any, thereon to the date of purchase.

      The Indenture contains certain covenants that limit, among other things, the ability of the Company to (i) pay dividends, redeem capital stock or make certain other restricted payments, (ii) incur additional indebtedness or issue certain preferred equity interests, (iii) merge into or consolidate with certain other entities or sell all or significant portions of its assets, (iv) create liens on assets or (v) enter into certain transactions with affiliates or related persons.

      The Company expects that cash flows from foreign operations will be required to meet its domestic debt service requirements. Such cash flows are expected to be generated from the sale of network and processing services, software licenses and software maintenance contracts to the foreign operations. However, there is no assurance that the foreign subsidiaries will generate sufficient cash flow or that the laws in foreign jurisdictions will not change to limit collections on these sales or increase the tax burden on the collections.

      Net interest (income) expense for the year ended December 31, 2002 consists of the following:

Term loan facility	$3,688
Senior subordinated reset notes	7,360
Amortization of deferred financing costs	2,326
GE (see note 4)	(1,285)
Capital lease obligation	1,113
Other	39

Total	$13,241

      Interest paid to third parties for 2001 and 2002 was $342 and $1,909, respectively. The estimated fair value of the Company’s long-term debt at December 31, 2002 approximated its carrying value.

(9)     Accrued Expenses and Other Liabilities

      The following represents a summary of other liabilities as of December 31:

	2001	2002

Employee compensation and benefits	$17,684	$18,003
Other taxes accrued	18,136	3,828
Accrued interest and deferred financing costs	—	12,606
Other	32,734	28,113

Total	$68,554	$62,550

(10)     Short-Term Borrowings

      Short-term borrowings consist of the following as of December 31, 2001:

45 million Euro note payable to bank	$40,617
Other	3,305

Total	$43,922

      The note payable to bank required interest at LIBOR plus 0.35%. These amounts were repaid by the Company in 2002.

GXS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(11)     Income Taxes

      Prior to the Recapitalization, the results of the Company’s operations in the United States were included in GE’s consolidated U.S. federal tax return and certain combined state income tax returns. Current tax liabilities relating to the Company’s operations prior to the Recapitalization have been transferred to GE. Non-U.S. operations record income tax assets and liabilities generally on a stand-alone basis. Following the Recapitalization, the Company’s results are no longer being included in GE’s consolidated U.S. federal tax return. Income tax expense has been calculated based upon the Company’s results of operations on a stand-alone basis.

      The provisions for income taxes is shown below:

	2000	2001	2002

Current income taxes:
Federal	$21,914	$35,926	$4,711
State	440	1,761	(390)
Foreign	5,979	9,684	7,325

	28,333	47,371	11,646

Deferred income taxes:
Federal	12,469	1,816	(6,019)
State	1,961	500	112
Foreign	30	(409)	4,119

	14,460	1,907	(1,788)

Total	$42,793	$49,278	$9,858

      Income taxes paid, including amounts paid to GE, were $28,150, $45,709, and $25,538 for 2000, 2001, and 2002, respectively. Reconciliation of the effective rate of the provision for income taxes to the statutory rate is as follows:

	2000	2001	2002

Statutory U.S. Federal income tax rate	35.0%	35.0%	(35.0% )
Increase (reduction) in rate resulting from:
State and local tax	1.4	1.2	(3.0)
Foreign taxes, net of credits and valuation allowances	2.9	5.9	41.6
Research and expenditure tax credits	(1.7)	(0.4)	(1.3)
Changes in deferred income taxes as result of change in control	—	—	3.0
U.S. income taxes on foreign earnings not previously taxed	—	—	28.0
Other, net	1.1	0.1	—

Total	38.7%	41.8%	33.3%

      Prior to completion of the Recapitalization, GE repatriated earnings from the Company’s foreign subsidiaries which had previously not been taxed in the U.S. This resulted in additional income taxes of $8,284 in the year ended December 31, 2002. In addition, as a result of the change in control, the Company expects that deferred tax temporary differences will be taxed at different rates than those in effect when the Company was wholly owned by GE. This resulted in additional income taxes of $894 in the year ended December 31, 2002.

GXS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

      Deferred income tax balances reflect the impact of temporary differences between the carrying amount of assets and liabilities and their tax bases and are stated at tax rates expected to be in effect when taxes are actually paid or recovered.

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31 are as follows:

	2001	2002

Deferred tax assets:
Investments	$6,500	$—
Accrued and other liabilities	9,171	4,286
Foreign tax credit carryforwards	11,205	5,775
Domestic net operating loss carryforwards	4,686	9,704
Foreign net operating loss carryforwards	—	6,414
Tax credit carryforwards	—	3,951
Intangible assets	—	281,500
Other	2,680	2,834

Gross deferred tax assets	34,242	314,464
Valuation allowance	(3,163)	(12,190)

Net deferred tax assets	31,079	302,274

Deferred tax liabilities:
Property and equipment	22,757	35,245
Other	—	1,825

Gross deferred tax liabilities	22,757	37,070

Net deferred tax assets	$8,322	$265,204

      In connection with the Recapitalization, GXS will make an election under US Income Tax Regulations that allows it to revalue its assets and liabilities for income tax purposes. The tax benefit of the revaluation is estimated at $239,309. Such benefit has been reflected as a contribution to capital in the accompanying consolidated statement of stockholder’s equity. The amount is based on preliminary appraisals obtained by the Company. Adjustments to the appraisals could be material.

      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in this assessment. Based upon the level of historical taxable income, management believes it is more likely than not the Company will realize the benefits of the deductible differences, net of valuation allowances for certain foreign net operating loss carryforwards.

(12)     Lease and Other Commitments

      The Company is a lessee under various noncancelable operating lease arrangements for office space and equipment having terms expiring on various dates. Amounts are net of approximately $600 in sublease

GXS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

rents annually through December 2006. As of December 31, 2002, future minimum lease payments are as follows:

2003	$21,420
2004	14,106
2005	12,357
2006	11,103
2007	9,635
2008 and thereafter	45,663

$114,284

      Rent expense for operating leases was $54,836, $39,097, and $35,569 for the years ended December 31, 2000, 2001, and 2002, respectively. Rent expense includes $99, $170, and $186 for the years ended December 31, 2000, 2001, and 2002, respectively, billed by GE for office space and equipment. Amounts payable to GE under lease arrangements are not included in future minimum lease payments because they are not considered to be noncancelable arrangements.

      In 2001, the Company sold certain computer equipment for $19,200 and leased it back for a 90-month period. The lease transaction was accounted for as a capital lease. The capital lease obligation were retired by GE in connection with the Recapitalization.

      The Company has entered into several multi-year software maintenance agreements with a third-party vendor. Such agreements provide for payments of $3,734 in 2003, $1,628 in 2004, and $556 in 2005.

      Minority shareholders of one of the Company’s consolidated subsidiaries have rights, in certain circumstances, to require the Company to purchase some or all of their ownership holdings at specified amounts. Management estimates that these specified amounts generally equate to the fair market value of the holders’ interest. Management estimates the potential obligation at December 31, 2002 to be approximately $1,600.

(13)     Pension and Other Retirement Benefits

      Following the Recapitalization, the Company sponsors a number of defined contribution plans which cover a substantial portion of the Company’s employees in the United States and various countries around the world. Contributions to these plans for the year ended December 31, 2002 were $407. In addition, the Company sponsors one unfunded defined benefit plan which covers employees in its German subsidiary. As of December 31, 2002, the Plan’s benefit obligation was $8,344. As of December 31, 2002, the Company has an accrued liability with respect to the plan of $8,893, which is included in accrued expenses and other liabilities in the consolidated balance sheet. The Plan’s benefit obligation was determined using a discount rate of 5.75%, and rate of compensation increase of 3.0%.

      The Company does not sponsor any other defined benefit pension plans or any post retirement medical benefit plans.

(14)     Stock Option Plan

      GXS Holdings sponsors a stock option plan that provides for the grant of stock options and certain other types of stock-based compensation awards to employees, directors and consultants of the Company. The plan provides for the grant of awards to acquire up to 13,636 shares of GXS Holdings common stock (approximately 12% on a fully diluted basis). Effective on November 18, 2002, GXS Holdings granted options to purchase 10,761 shares of GXS Holdings common stock at $0.50 per share. The options vest in

GXS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

various amounts over periods of up to eight years. The options are generally not exercisable until an initial public offering or seven years from the date of grant.

      Options granted during 2002 had an estimated fair value of $0.11 per share using the minimum value method assuming an option life of 10 years, a risk-free interest rate of 2.5% and a expected dividend rate of 0%. As of December 31, 2002, all options granted in November 2002 were outstanding and none were fully vested.

      Upon exercise of the options, GXS Holdings has the right to repurchase the common stock for the lower of fair market value or the exercise price following termination of employment for cause or for fair market value following termination for other than cause. The repurchase right terminates upon the earlier of an initial public offering, which raises proceeds of at least $75,000, or twelve months from the date of termination of employment. Fair market value is determined by the price of the stock on the last date before determination, if publicly traded, or by a committee of the board of directors.

(15)     Contingencies

      In May 1998, the Company entered into a four-year Telecommunications Network Services Agreement (TNSA) with WorldCom Technologies, Inc. (WorldCom) whereby WorldCom agreed to provide substantially all of the Company’s network service needs for specific rates and fees. The agreement provided for WorldCom to reimburse the Company for payments made to third parties where WorldCom was unable to provide service. Over the term of the agreement, the Company deducted the payments it made to third parties in addition to approximately $40,000, which the Company disputed, and paid the balance to WorldCom. The Company and WorldCom hired an independent third party to review the deductions made for payments made to third parties prior to January 1, 2002 and have received a final report. The report concluded that the Company has a payment obligation to WorldCom in the amount of $13,226 with respect to deductions for payments made to third parties prior to 2002. In addition, the Company believes that it is entitled to a credit against WorldCom invoices for 2002 of approximately $13,700. Management of the Company believes it has applied the terms of the parties’ agreement appropriately, but is unable to predict the extent to which there will be adjustments, if any, to the amounts paid to WorldCom for services rendered through December 31, 2002. As of December 31, 2002, the Company had accrued the amount due pursuant to the independent third party’s report net of certain amounts that the Company is claiming are due from WorldCom under other sections of the agreement.

      Pursuant to the Recapitalization Agreement, GE has agreed to indemnify the Company against losses, damages, costs, expenses, liabilities, and obligations resulting from this matter. The Company and GE are working with WorldCom to resolve all outstanding issues under the TNSA. Management believes the final resolution will not have a material effect on the Company’s consolidated financial statements.

      The Company has received a decision from the State of Tennessee’s Department of Revenue upholding a sales tax audit assessment totaling approximately $4,600, including interest and penalties, for the period from May 1, 1994 to December 31, 2000. GE, on behalf of the Company, has filed a complaint in the Tennessee Chancery Court challenging the decision. In addition, the Department of Revenue issued an assessment of $1,100, including interest and penalties, to GE for the period December 1, 1992 to April 30, 1994, when the Company was a division of GE. A protest has been filed with respect to the assessment. The Company does not believe that the resolution of these matters will have a material effect on the financial position or results of operations of the Company. Pursuant to the Tax Matters Agreement that was entered into in connection with the Recapitalization Agreement, GE has agreed to indemnify the Company against losses associated with this and other tax matters relating to the period prior to the Recapitalization.

GXS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

      In connection with the closing of the Company’s Maryland data center in the fourth quarter of 2002 and the removal of the underground fuel storage tank located on the property, some soil contamination was discovered. The Company is in the process of evaluating the appropriate remediation actions to be taken and, therefore, is not able to assess, at this time, the expected clean-up costs. However, management does not believe the costs will be material to the Company’s financial position.

      The Company is subject to various other legal proceedings and claims, which arise in the ordinary course of its business none of which management believes is likely to result in any material losses to the Company.

(16)     Sale of Business

      On September 29, 2000, the Company sold its risk and exposure management (RXM) business to SunGard Data Systems, Inc. (SunGard) for approximately $52,000 plus an earnout arrangement. The earnout payments are equal to revenues earned in excess of $35,000 annually by SunGard from the RXM business for the period from October 1, 2000 through September 30, 2004 (the Earnout Period). Under the agreement, the earnout payments are not to exceed $23,000. As of December 31, 2002, no amounts had been earned under the earnout provisions. Based on the current results of the SunGard RXM business, it is unlikely that the Company will earn any earnout amounts through the balance of the Earnout Period. In connection with the agreement, the Company also agreed to provide certain network and administrative services for 60 and 27 month periods, respectively, following the sale. During 2000, the Company recognized a gain of $50,745 on the sale. This amount was included in gains on disposition of business in the consolidated statements of income (loss).

(17)     Restructuring and Other Related Charges

      During 2001, the Company adopted restructuring plans that involved the termination of 548 employees and the exit of a facility. In connection with the plan, the Company recognized charges for severance of $6,540 and lease termination and other costs of $651. The amounts were paid by the end of 2001. In connection with the plan, the Company recorded other asset write-offs in the amount of $2,230.

      During 2002, in response to lower than expected market demand, the Company adopted a restructuring plan to reduce the size of the Company’s professional services and sales organizations. The plan resulted in the termination of approximately 300 people resulting in a restructuring and related charge of $18,406, principally related to severance and related termination costs, costs associated with the closings of sales, services and engineering facilities and buy-out of certain equipment operating leases. As of December 31, 2002, the Company had remaining severance obligations of $368, which it expects to pay in 2003.

(18)     Asset Impairment Charges

      During the year ended December 31, 2002, the Company recorded an impairment charge of $5,425 primarily related to certain software under development for which the plans to deploy were curtailed. During the year ended December 31, 2001, the Company recorded a goodwill impairment charge of $4,287 related to the abandonment of certain Irish operations as discussed in note 7.

(19)     Subsequent Event

      On March 14, 2003, the Company entered into an agreement to issue $105,000 of Senior Secured Floating Rate Notes (Floating Notes) for proceeds of $99,750. The proceeds will be used to retire amounts outstanding under the Credit Facility. The Floating Notes will mature on July 15, 2008 and bear interest at a floating rate based on six-month LIBOR plus 9%, but never less than 12%. The Notes will be

GXS CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

secured by second-priority security interests in substantially all of the assets of the Company and its domestic subsidiaries and 66% of the stock of the Company’s material first-tier foreign subsidiaries. In addition, the Floating Notes will be guaranteed fully and unconditionally by the Company’s domestic subsidiaries.

      The Floating Notes will be redeemable at the option of the Company anytime after October 1, 2004, in whole or in part, at a redemption price equal to par plus accrued and unpaid interest, plus a redemption premium. The premium is 3% for the twelve months ending October 1, 2005 and 1.5% for the twelve months ending October 1, 2006. After October 1, 2006 the Floating Notes can be redeemed at par plus accrued and unpaid interest. Upon the occurrence of a change of control, as defined in the Indenture governing the Floating Notes (the Indenture), each holder of the Notes will have the right to require the Company to repurchase such holder’s notes at an offer price in cash equal to 101% of the aggregate principle amount thereof plus accrued and unpaid interest and liquidated damages, if any, thereon to the date of purchase.

      The Indenture will contain certain covenants that limit, among other things, the ability of the Company to (i) pay dividends, redeem capital stock or make certain other restricted payments, (ii) incur additional indebtedness or issue certain preferred equity interests, (iii) merge into or consolidate with certain other entities or sell all or significant portions of its assets, (iv) create liens on assets or (v) enter into certain transactions with affiliates or related persons.

(20)     Supplemental Consolidated Financial Information

      Certain of the Company’s debt is guaranteed by each of the Company’s U.S. subsidiaries (the Subsidiary Guarantors). The debt is not guaranteed by the Company’s foreign subsidiaries. The guarantees are full, unconditional and joint and several. The Subsidiary Guarantors are each wholly owned by the Company. The ability of the Company’s subsidiaries to make cash distributions and loans to the Company and Subsidiary Guarantors is not expected to be significantly restricted. The following supplemental financial information sets forth, on a consolidating basis, balance sheets, statements of income (loss) and comprehensive income (loss), and statements of cash flows for the Company, Subsidiary Guarantors, and the Company’s nonguarantor subsidiaries.

GXS CORPORATION AND SUBSIDIARIES

Consolidating Balance Sheet

December 31, 2001

(In thousands)

			Non-
	Parent	Guarantors	Guarantors	Eliminations	Consolidated

Assets
Current assets:
Cash and cash equivalents	$—	$5,093	$9,540	$—	$14,633
Receivables	224	52,573	32,016	—	84,813
Other current assets	24	30,775	4,466	—	35,265
Advances to affiliates	97	1,411	—	(1,508)	—

Total current assets	345	89,852	46,022	(1,508)	134,711
Investments in affiliates	—	5,098	2,161	—	7,259
Investments in subsidiaries	121,390	3,667	—	(125,057)	—
Property and equipment, net	117	145,925	26,236	—	172,278
Goodwill, net	6,237	1,313	3,546	—	11,096
Other noncurrent assets	—	1,407	458	—	1,865

	$128,089	$247,262	$78,423	$(126,565)	$327,209

Liabilities, Minority Interest, and Stockholder’s Equity
Current liabilities:
Short-term borrowings	$—	$—	$43,922	$—	$43,922
Obligation under capital lease	—	3,051	—	—	3,051
Trade payables	—	24,414	7,949	—	32,363
Other current liabilities	336	61,496	19,443	—	81,275
Advances from affiliates	—	—	1,508	(1,508)	—

Total current liabilities	336	88,961	72,822	(1,508)	160,611
Obligation under capital lease	—	15,413	—	—	15,413
Other liabilities	—	5,500	—	—	5,500
Deferred income taxes	259	15,998	—	—	16,257

Total liabilities	595	125,872	72,822	(1,508)	197,781
Minority interest	—	—	1,934	—	1,934
Stockholder’s equity	127,494	121,390	3,667	(125,057)	127,494

	$128,089	$247,262	$78,423	$(126,565)	$327,209

GXS CORPORATION AND SUBSIDIARIES

Consolidating Balance Sheet

December 31, 2002

(In thousands)

			Non-
	Parent	Guarantors	Guarantors	Eliminations	Consolidated

Assets
Current assets:
Cash and cash equivalents	$—	$21,940	$15,393	$—	$37,333
Receivables	64	44,829	27,973	—	72,866
Other current assets	10,997	11,996	3,085	—	26,078
Advances to subsidiaries	19,044	1,746	16,436	(37,226)	—

Total current assets	30,105	80,511	62,887	(37,226)	136,277
Investments in affiliates	—	2,956	529	—	3,485
Investments in subsidiaries	186,624	37,006	—	(223,630)	—
Property and equipment, net	144	151,044	5,712	—	156,900
Goodwill, net	—	6,953	4,528	—	11,481
Deferred income taxes	251,295	—	13,621	(15,863)	249,053
Other noncurrent assets	—	14,712	769	—	15,481

	$468,168	$293,182	$88,046	$(276,719)	$572,677

Liabilities, Minority Interest, and Stockholder’s Equity
Current liabilities:
Short-term borrowings	$—	$—	$—	$—	$—
Obligation under capital lease	—	—	—	—	—
Trade payables	—	17,084	4,923	—	22,007
Other current liabilities	610	47,941	24,544	—	73,095
Advances from affiliates	—	16,970	20,256	(37,226)	—

Total current liabilities	610	81,995	49,723	(37,226)	95,102
Long-term debt	409,562	—	—	—	409,562
Other liabilities	—	8,700	—	—	8,700
Deferred income taxes	—	15,863	—	(15,863)	—

Total liabilities	410,172	106,558	49,723	(53,089)	513,364
Minority interest	—	—	1,317	—	1,317
Stockholder’s equity	57,996	186,624	37,006	(223,630)	57,996

	$468,168	$293,182	$88,046	$(276,719)	$572,677

GXS CORPORATION AND SUBSIDIARIES

Consolidating Statement of Income and Comprehensive Income (Loss)

Year ended December 31, 2000

(In thousands)

			Non-
	Parent	Guarantors	Guarantors	Eliminations	Consolidated

Revenues	$1,458	$491,635	$204,075	$(131,513)	$565,655
Costs and operating expenses	5,397	432,124	218,335	(131,513)	524,343
Corporate charge from General Electric Company	—	11,249	—	—	11,249

Operating income (loss)	(3,939)	48,262	(14,260)	—	30,063
Other income, net	—	52,102	28,447	—	80,549

Income (loss) before income taxes	(3,939)	100,364	14,187	—	110,612
Provision (benefit) for income taxes	(1,505)	38,349	5,949	—	42,793

Income(loss) before equity in income (loss) of subsidiaries	(2,434)	62,015	8,238	—	67,819
Equity in income of subsidiaries	70,253	8,238	—	(78,491)	—

Net income	67,819	70,253	8,238	(78,491)	67,819
Foreign currency translation adjustments	—	—	(8,628)	—	(8,628)
Unrealized gain on marketable equity securities, net of tax	—	119,415	—	—	119,415

Comprehensive income(loss)	$67,819	$189,668	$(390)	$(78,491)	$178,606

GXS CORPORATION AND SUBSIDIARIES

Consolidating Statement of Income and Comprehensive Income (Loss)

Year ended December 31, 2001

(In thousands)

			Non-
	Parent	Guarantors	Guarantors	Eliminations	Consolidated

Revenues	$284	$393,285	$179,005	$(108,395)	$464,179
Costs and operating expenses	4,157	387,734	173,901	(108,395)	457,397
Gains on sales of assets	—	(8,576)	—	—	(8,576)
Restructuring and related charges	—	8,319	1,102	—	9,421
Asset impairment charge	—	—	4,287	—	4,287
Corporate charge from General Electric Company	—	12,940	—	—	12,940

Operating loss	(3,873)	(7,132)	(285)	—	(11,290)
Other income,net	—	126,065	3,097	—	129,162

Income (loss) before income taxes	(3,873)	118,933	2,812	—	117,872
Provision (benefit) for income taxes	(1,402)	41,405	9,275	—	49,278

Income (loss) before equity in income (loss) of subsidiaries	(2,471)	77,528	(6,463)	—	68,594
Equity in income (loss) of subsidiaries	71,065	(6,463)	—	(64,602)	—

Net income (loss)	68,594	71,065	(6,463)	(64,602)	68,594
Foreign currency translation adjustments	—	—	190	—	190
Change in unrealized gain on marketable equity securities, net of tax	—	(119,415)	—	—	(119,415)

Comprehensive income(loss)	$68,594	$(48,350)	$(6,273)	$(64,602)	$(50,631)

GXS CORPORATION AND SUBSIDIARIES

Consolidating Statement of Income and Comprehensive Income (Loss)

Year ended December 31, 2002

(In thousands)

			Non-
	Parent	Guarantors	Guarantors	Eliminations	Consolidated

Revenues	$—	$349,903	$133,857	$(74,306)	$409,454
Costs and operating expenses	1,109	318,827	114,184	(74,306)	359,814
Restructuring and related charges	—	10,965	7,441	—	18,406
Asset impairment charge	—	5,425	—	—	5,425
Corporate charge from General Electric Company	—	7,331	—	—	7,331

Operating income (loss)	(1,109)	7,355	12,232	—	18,478
Other income, net	(28,123)	(23,430)	3,476	—	(48,077)

Income (loss) before income taxes	(29,232)	(16,075)	15,708	—	(29,599)
Provision (benefit) for income taxes	(11,547)	10,157	11,248	—	9,858

Income (loss) before equity in income (loss) of subsidiaries	(17,685)	(26,232)	4,460	—	(39,457)
Equity in income (loss) of subsidiaries	(21,772)	4,460	—	17,312	—

Net income (loss)	(39,457)	(21,772)	4,460	17,312	(39,457)
Foreign currency translation adjustments	—	—	9,671	—	9,671

Comprehensive income (loss)	$(39,457)	$(21,772)	$14,131	$17,312	$(29,786)

GXS CORPORATION AND SUBSIDIARIES

Consolidating Statement of Cash Flows

Year ended December 31, 2000

(In thousands)

			Non-
	Parent	Guarantors	Guarantors	Eliminations	Consolidated

Cash flows from operating activities:
Net income	$67,819	$70,253	$8,238	$(78,491)	$67,819
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,425	19,233	11,793	—	33,451
Deferred income taxes	167	14,263	30	—	14,460
Gain on disposition of business	—	(29,126)	(21,619)	—	(50,745)
Gains on sales of investments	—	(36,612)	—	—	(36,612)
Minority interest	—	—	(699)	—	(699)
Proportionate share of losses in investee companies and investment write-downs	—	17,363	1,396	—	18,759
Equity in net income of subsidiaries	(70,253)	(8,238)	—	78,491	—
Changes in operating assets and liabilities, net	941	(7,661)	9,943	—	3,223

Net cash provided by operating activities	1,099	39,475	9,082	—	49,656

Cash flows for investing activities:
Purchases of property and equipment	(16)	(70,481)	(12,540)	—	(83,037)
Proceeds from sale of business	—	29,124	21,619	—	50,743
Proceeds from sales of investments	—	39,123	—	—	39,123
Purchases of investments	—	(30,081)	(1,774)	—	(31,855)
Other	—	—	(575)	—	(575)

Net cash provided by (used for) investing activities	(16)	(32,315)	6,730	—	(25,601)

Cash flows from financing activities:
Net transfers to General Electric Company and affiliates	(1,108)	(8,023)	(23,687)	—	(32,818)
Short-term borrowings, net	—	—	2,274	—	2,274

Net cash used for financing activities	(1,108)	(8,023)	(21,413)	—	(30,544)

Effect of exchange rate changes on cash	—	—	(3,333)	—	(3,333)

Decrease in cash and cash equivalents	(25)	(863)	(8,934)	—	(9,822)
Cash and cash equivalents, beginning of year	25	1,777	36,749	—	38,551

Cash and cash equivalents, end of year	$—	$914	$27,815	$—	$28,729

GXS CORPORATION AND SUBSIDIARIES

Consolidating Statement of Cash Flows

Year ended December 31, 2001

(In thousands)

			Non-
	Parent	Guarantors	Guarantors	Eliminations	Consolidated

Cash flows from operating activities:
Net income (loss)	$68,594	$71,065	$(6,463)	$(64,602)	$68,594
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	2,407	23,868	15,668	—	41,943
Asset impairment charge	—	—	4,287	—	4,287
Deferred income taxes	6	2,310	(409)	—	1,907
Gain on sale of assets	—	(8,576)	—	—	(8,576)
Gains on sales of investments	—	(144,638)	—	—	(144,638)
Minority interest	—	—	(440)	—	(440)
Proportionate share of losses in investee companies and investment write-downs	—	23,318	99	—	23,417
Equity in net (income) loss of subsidiaries	(71,065)	6,463	—	64,602	—
Changes in operating assets and liabilities, net	(276)	323	(999)	—	(952)

Net cash provided by (used in) operating activities	(334)	(25,867)	11,743	—	(14,458)

Cash flows for investing activities:
Purchases of property and equipment	(24)	(56,528)	(16,607)	—	(73,159)
Proceeds from sale of assets	—	11,245	—	—	11,245
Proceeds from sales of investments	—	154,372	—	—	154,372
Purchases of investments	—	(9,286)	—	—	(9,286)
Other	—	—	(213)	—	(213)

Net cash provided by (used for) investing activities	(24)	99,803	(16,820)	—	82,959

Cash flows from financing activities:
Net transfers (to) from General Electric Company and affiliates	358	(88,221)	(50,115)	—	(137,978)
Short-term borrowings, net	—	—	37,448	—	37,448
Proceeds from sale and leaseback transaction	—	19,200	—	—	19,200
Payment of capital lease obligation	—	(736)	—	—	(736)

Net cash provided by (used for) financing activities	358	(69,757)	(12,667)	—	(82,066)

Effect of exchange rate changes on cash	—	—	(531)	—	(531)

Increase (decrease) in cash and cash equivalents	—	4,179	(18,275)	—	(14,096)
Cash and cash equivalents, beginning of year	—	914	27,815	—	28,729

Cash and cash equivalents, end of year	$—	$5,093	$9,540	$—	$14,633

GXS CORPORATION AND SUBSIDIARIES

Consolidating Statement of Cash Flows

Year ended December 31, 2002

(In thousands)

			Non-
	Parent	Guarantors	Guarantors	Eliminations	Consolidated

Cash flows from operating activities:
Net income (loss)	$(39,457)	$(21,772)	$4,460	$17,312	$(39,457)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	—	46,354	1,414	—	47,768
Asset impairment charge	—	5,425	—	—	5,425
Deferred income taxes	—	18,417	(20,205)	—	(1,788)
Minority interest	—	—	(545)	—	(545)
Proportionate share of losses in investee companies and investment write-downs	—	3,420	1,248	—	4,668
Equity in net (income) loss of subsidiaries	21,772	(4,460)	—	(17,312)	—
Changes in operating assets and liabilities, net	(11,212)	(23,768)	28,077	—	(6,903)

Net cash provided by (used in) operating activities	(28,897)	23,616	14,449	—	9,168

Cash flows for investing activities:
Purchases of property and equipment	—	(36,786)	(1,029)	—	(37,815)
Acquisition of minority interests of affiliates	—	(6,000)	—	—	(6,000)

Net cash used for investing activities	—	(42,786)	(1,029)	—	(43,815)

Cash flows from financing activities:
Distribution to General Electric Company in connection with recapitalization	(350,000)	—	—	—	(350,000)
Net transfers from General Electric Company and affiliates	—	41,006	26,933	—	67,939
Advance (to) from subsidiaries	(19,044)	10,435	8,609	—	—
Repayment of short-term borrowings, net	—	—	(43,922)	—	(43,922)
Proceeds from issuance of long-term debt	410,000	—	—	—	410,000
Payment of long-term debt	(438)	—	—	—	(438)
Payment of capital lease obligation	—	(18,464)	—	—	(18,464)
Payment of financing costs	(11,621)	—	—	—	(11,621)
Capital contribution from General Electric Company	—	3,040	—	—	3,040

Net cash provided by (used for) financing activities	28,897	36,017	(8,380)	—	56,534

Effect of exchange rate changes on cash	—	—	813	—	813

Increase in cash and cash equivalents	—	16,847	5,853	—	22,700
Cash and cash equivalents, beginning of year	—	5,093	9,540	—	14,633

Cash and cash equivalents, end of year	$—	$21,940	$15,393	$—	$37,333

GXS CORPORATION AND SUBSIDIARIES

(Note 1)

Condensed Consolidated Balance Sheets

(In thousands of dollars, except per share amounts)

	December 31,	June 30,
	2002(1)	2003

		(unaudited)
Assets
Current assets:
Cash and cash equivalents	$37,333	$44,547
Receivables:
Trade (note 3)	63,506	54,579
Other	5,735	4,989
General Electric Company (note 3)	3,625	1,818
Deferred income taxes (note 1)	16,151	16,051
Prepaid expenses and other assets	9,927	10,901

Total current assets	136,277	132,885
Investment in affiliates	3,485	2,832
Property and equipment, net	156,900	150,341
Deferred income taxes (note 1)	249,053	251,181
Deferred financing costs	11,645	15,533
Other assets	3,836	4,181
Goodwill	11,481	11,703

Total Assets	$572,677	$568,656

Liabilities, Minority Interest and Stockholder’s Equity
Current liabilities:
Trade payables (note 4)	$22,007	$18,561
Deferred income	10,545	14,088
Accrued expenses and other liabilities (note 4)	62,550	61,401

Total current liabilities	95,102	94,050
Long-term debt (note 5)	409,562	405,023
Other liabilities	8,700	11,619

Total liabilities	513,364	510,692

Minority interest	1,317	834

Stockholder’s equity:
Common stock $1.00 par value, authorized, issued and outstanding 100 shares	—	—
Additional paid-in capital	242,349	251,642
Accumulated deficit	(174,339)	(184,420)
Foreign currency translation	(10,014)	(10,092)

Total stockholder’s equity	57,996	57,130

Total Liabilities, Minority Interest and Stockholder’s Equity	$572,677	$568,656

(1)	Amounts are derived from December 31, 2002 audited consolidated financial statements

See accompanying notes to condensed consolidated financial statements

GXS CORPORATION AND SUBSIDIARIES

(Note 1)

Condensed Consolidated Statements of Income (Loss)

(In thousands)

(Unaudited)

	Six months ended
	June 30,

	2002	2003

Revenues (note 3)	$209,669	$182,379
Costs and operating expenses:
Cost of revenues	123,738	105,779
Sales and marketing	37,472	35,614
General and administrative	20,152	21,603
Gain on sale of assets (note 8)	—	(700)
Restructuring and related charges (note 7)	8,964	3,133
Corporate charges from General Electric Company (note 4)	4,887	—

Operating income	14,456	16,950
Other income (expense):
Proportionate share of losses in investee companies and investment write-downs	(16)	(760)
Write-off of deferred financing costs	—	(5,548)
Interest income (note 4)	828	492
Interest expense (notes 4 and 5)	(1,674)	(23,593)
Other income (expense), net	516	624

Income (loss) before income taxes	14,110	(11,835)
Provision (benefit) for income taxes	8,448	(1,754)

Net income (loss)	$5,662	$(10,081)

See accompanying notes to condensed consolidated financial statements

GXS CORPORATION AND SUBSIDIARIES

(Note 1)

Condensed Consolidated Statements of Comprehensive Income (Loss)

(In thousands)

(Unaudited)

	Six months ended
	June 30,

	2002	2003

Net income (loss)	$5,662	$(10,081)
Foreign currency translation adjustments	1,069	(78)

Comprehensive income (loss)	$6,731	$(10,159)

See accompanying notes to condensed consolidated financial statements

GXS CORPORATION AND SUBSIDIARIES

(Note 1)

Condensed Consolidated Statement of Stockholder’s Equity

(In thousands)

(Unaudited)

				Foreign
		Additional	Retained	currency	Total
		paid-in	earnings/	translation	stockholder’s
	Common stock	capital	(deficit)	adjustments	equity

Balance at December 31, 2002	$—	$242,349	$(174,339)	$(10,014)	$57,996
Net loss	—	—	(10,081)	—	(10,081)
Foreign currency translation adjustments	—	—	—	(78)	(78)
Celarix acquisition (note 9)	—	600	—	—	600
Contributions from General Electric Company (note 1)	—	8,693	—	—	8,693

Balance at June 30, 2003	$—	$251,642	$(184,420)	$(10,092)	$57,130

See accompanying notes to condensed consolidated financial statement

GXS CORPORATION AND SUBSIDIARIES

(Note 1)

Condensed Consolidated Statements of Cash Flows

(In thousands of dollars, except per share amounts)

(Unaudited)

	Six Months ended
	June 30,

	2002	2003

Cash flows from operating activities:
Net income (loss)	$5,662	$(10,081)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	21,416	23,427
Deferred income taxes	12,806	(2,028)
Gain on sale of assets	—	(700)
Write-off of deferred financing costs	—	5,548
Amortization of deferred financing costs and debt discount	—	1,263
Minority interest	(569)	(483)
Changes in operating assets and liabilities:
Decrease in receivables	9,646	12,191
Decrease (increase) in prepaid expense and other assets	640	(1,319)
Decrease in accounts payable	(7,798)	(3,446)
Increase in deferred income	25	2,112
Increase (decrease) in accrued expenses and other liabilities	(15,872)	1,770
Other	1,761	(1,618)

Net cash provided by operating activities	27,717	26,636

Cash flows for investing activities:
Purchases of property and equipment	(20,814)	(15,448)
Proceeds from sale of assets	—	600

Net cash used for investing activities	(20,814)	(14,848)

Cash flows from financing activities:
Net contributions from General Electric Company and affiliates	32,108	8,693
Short-term borrowings (repayments), net	(38,323)	—
Payment of capital lease obligation	(1,503)	—
Repayment of long term debt	—	(174,562)
Proceeds from long term debt issuances	—	169,750
Payment of financing costs	—	(10,426)

Net cash used for financing activities	(7,718)	(6,545)

Effect of exchange rate changes on cash	517	1,971

Increase (decrease) in cash and cash equivalents	(298)	7,214
Cash and cash equivalents, beginning of year	14,633	37,333

Cash and cash equivalents, end of period	$14,335	$44,547

      Supplemental disclosure of non-cash investing and financing activities:

      In connection with the acquisition of Celarix, the estimated value of the common and preferred stock issued of $600 has been allocated to the fair value of assets purchased and liabilities assumed with a corresponding increase in additional paid-in capital.

See accompanying notes to condensed consolidated financial statements

GXS CORPORATION AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements

Six months ended June 30, 2002 and 2003

(Unaudited)
(In thousands of dollars)

(1) Business and Basis of Presentation

      The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, these financial statements do not include all the information and notes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, the unaudited condensed consolidated financial statements include all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the financial position and results of operations.

      Interim results for the three and six-month periods ended June 30, 2003 are not necessarily indicative of the results that may be expected for a full fiscal year. For further information, refer to the consolidated financial statements and notes thereto for the year ended December 31, 2002, not included herein.

      GXS Holdings, Inc. (GXS Holdings) (formerly RMS Electronic Commerce Systems, Inc.) and GE Information Services, Inc. (GEIS) prior to September 27, 2002 were wholly owned subsidiaries of GE Investments, Inc. (GE Investments), which is a wholly owned subsidiary of General Electric Company (GE). On September 9, 2002, GXS Holdings formed GXS Corporation (GXS) and GXS Holdings contributed all of its assets to GXS in exchange for all of the common stock of GXS. In addition, GE Investments transferred 100% of the common stock that it held in GEIS to GXS and GEIS became a wholly owned subsidiary of GXS. For financial reporting purposes, this transaction was accounted for as a combination of companies under common control. The consolidated financial statements have been prepared as if the assets, liabilities and results of operations of GXS Holdings were consolidated with those of GEIS for all periods presented. GXS Corporation and subsidiaries (the Company) are primarily engaged in the business of providing transaction management infrastructure products and services that enable companies to electronically exchange essential business documents.

      On June 21, 2002, GE, GE Investments and Global Acquisition Company, a wholly owned subsidiary of Francisco Partners, L.P., (Francisco Partners) signed a definitive agreement to effect a recapitalization (the Recapitalization Agreement) of the Company. The recapitalization was consummated on September 27, 2002 (the Recapitalization) and resulted in the Company issuing $175,000 of debt under a senior term loan agreement and $235,000 of debt under a senior subordinated reset note agreement (see note 5). Proceeds, in the amount of $350,000, were distributed by the Company to GE pursuant to terms of the Recapitalization Agreement. In addition, Francisco Partners and its co-investors, through a direct or indirect subsidiary, acquired 90% of the outstanding common stock of GXS Holdings for $407,773, subject to a post closing adjustment. The Company incurred $30,085 of fees to consummate the Recapitalization including $20,000 for services rendered by Francisco Partners. Following the Recapitalization, the Company entered into an agreement with Francisco Partners to provide certain management services for an annual fee of $2,000 plus expenses.

      The Recapitalization is being accounted for as a leveraged recapitalization since greater than 5% of the voting common stock of GXS Holdings was retained by an existing shareholder, GE. Under leveraged recapitalization accounting, the transfer of a controlling interest in GXS Holdings to Francisco Partners does not result in a change in the accounting basis in the assets and liabilities of GXS Holdings or its subsidiaries including GXS Corporation. Accordingly, the assets and liabilities of GXS Corporation have been recorded at their historical cost basis in the accompanying consolidated financial statements. Additionally, the costs incurred to effect the Recapitalization have been expensed as incurred.

GXS CORPORATION AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

      The Recapitalization Agreement, together with a number of ancillary agreements, govern the Company’s relationship with GE following the recapitalization and provide for the allocation of intellectual property, employee benefits, tax and other liabilities and obligations relating to periods prior to the Recapitalization and include a services agreement and employee lease agreement. In addition, GE has agreed to reimburse the Company for certain defined operating and restructuring costs following the Recapitalization. During the six months ended June 30, 2003 GE has reimbursed the Company approximately $8,700 of these costs. These costs included approximately $800 of costs and expenses included with closing a data center in Rockville, Maryland, $2,700 of costs incurred in connection with a services agreement with Worldcom, $2,100 for notice pay and severance in connection with a reduction in force, $1,500 for costs and expenses incurred for rebranding products and implementing an internal computer infrastructure, and $1,600 representing certain employee bonus payments made following the closing of the Recapitalization. This contribution included $1,500 for certain costs to be incurred by the Company in the future. These amounts and the reimbursements are reflected as contributions to additional paid-in capital.

      Additionally, in connection with the Recapitalization, GE agreed to reimburse the Company for the managed network fee related to the portion of the network being used by them following the Recapitalization. Reimbursements during the six months ended June 30, 2003 of approximately $1,750 were credited to cost of revenues. As the Company is transitioning its telecommunications infrastructure to new providers, the network management arrangement with the current provider is being terminated. Accordingly, the managed network fee and the related GE reimbursement will be eliminated during 2003.

      In connection with the Recapitalization, the Company’s acquiror and the acquirors common parent have made an election under US Income Tax Regulations that allows it to revalue its assets and liabilities for income tax purposes. The tax benefit of the revaluation was approximately $239,309. Such benefit was reflected as a contribution to additional paid-in capital.

(2) Summary of Significant Accounting Policies

     (a) Consolidation

      The consolidated financial statements represent the consolidation of all companies in which the Company directly or indirectly has a majority ownership and controls the operations. All significant intercompany transactions and balances have been eliminated in the consolidation. Investments in companies in which the Company has a 50% or less ownership interest but can exercise significant influence over the investee’s operations and policies are accounted for under the equity method of accounting. The Company uses the cost method to account for investments where it holds less than a 20% ownership interest and where it cannot exercise significant influence over the investee’s operations and policies. At each reporting period, the Company assesses the fair value of its investments to determine if any impairment has occurred. To the extent the Company’s carrying value exceeds the estimated fair value and such loss is considered to be an other than temporary decline, the Company records an impairment charge.

     (b) Revenue Recognition

      The Company generates revenues from three principal sources:

      Transaction Processing — The Company earns recurring transaction processing fees from facilitating the exchange of business documents among its customers’ computer systems and those of their trading partners. Such revenues are based on a per transaction fee and are recognized in the period in which the related transactions are processed. Revenue on contracts with monthly or quarterly minimum transaction levels is recognized based on the greater of actual transactions or the specified contract minimum amounts.

      Software Licensing — The Company earns revenue from the licensing of software applications that facilitate and automate the exchange of information among disparate business systems and applications.

GXS CORPORATION AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

Such revenues are recognized when the license agreement is signed, the license fee is fixed and determinable, delivery has occurred, and collection is considered probable. Revenue from licensing software that requires significant customization and modification or where services are otherwise considered essential to the functionality of the software are recognized using the percentage of completion method, based on the costs incurred in relation to the total estimated costs of the contract. Revenue from hosted software applications are recognized ratably over the hosting period unless the customer has the contractual right to take possession of the software without significant penalty and it is feasible for the customer to use the software with its own hardware or contract with another party unrelated to the Company to host the software.

      Professional Services and Software Maintenance — Professional services are generally conducted under time and material contracts and revenue is recognized as the related services are provided. Software maintenance revenue is deferred and recognized on a straight-line basis over the life of the related contract, which is typically one year.

      For arrangements with more than one element of revenue, the Company allocates revenue to each component based on vendor specific objective evidence (VSOE), in accordance with the criteria established in AICPA Statement of Position 97-2, as amended. VSOE for software maintenance is based on contractual renewal rates. Professional services are separately priced and are based on standard hourly rates determined by the nature of the service and the experience of the professional performing the service.

     (c) Recently Issued Accounting Standards

      In January 2003, the Financial Accounting Standards Board, or FASB, issued Financial Interpretation Number 46 (FIN 46), “Consolidation of Variable Interest Entities.” FIN 46 deals with Off-Balance Sheet Assets, Liabilities, and Obligations and gives guidance for determining which entities should consolidate the respective assets and liabilities associated with the obligations. FIN 46 is effective for fiscal periods beginning after June 15, 2003. Immediate adoption is required for entities newly created after January 31, 2003. The Company is currently evaluating the impact, if any, FIN 46 will have on the consolidated financial statements.

      In March 2003, the Emerging Issues Task Force, or EITF, published Issue No. 00-21 (EITF 00-21), “Accounting for Revenue Arrangements with Multiple Deliverables”. This Issue addresses certain aspects of the accounting by a vendor for arrangements under which it performs multiple revenue-generating activities and how to determine whether such an arrangement involving multiple deliverables contains more than one unit of accounting for purposes of revenue recognition. The guidance in this Issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company is currently evaluating the impact, if any, the adoption of EITF 00-21 will have on the consolidated financial statements.

     (d) Use of Estimates

      Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods to prepare these condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

     (e) Reclassification of certain costs

      Certain costs for the six months ended June 30, 2002 have been reclassified to conform to the presentation shown for the six months ended June 30, 2003.

GXS CORPORATION AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

(3) Revenues and Receivables

      The Company provides e-commerce and network services to various GE businesses in the normal course of business. Sales to GE businesses and affiliates amounted to approximately $13,407 and $13,761 for the six-month period ended June 30, 2002 and 2003, respectively. Trade receivables as of June 30, 2003 resulting from normal trade activity with GE were $1,252. Pursuant to the terms of the Recapitalization Agreement, GE is required for the two-year period ending September 27, 2004, to maintain its affiliates’ respective business arrangements with the Company on terms and conditions substantially similar to those in effect at the time of the completion of the Recapitalization and to continue to purchase products and services from the Company totaling $30,600 in each of the four calendar quarters ending September 2003 and September 2004. For the nine-month period ending June 30, 2003, sales to GE have totaled $20,560.

      The allowance for doubtful accounts and sales allowances at December 31, 2002 was $9,565 and at June 30, 2003 was $9,289.

(4) Other Related Party Transactions

      Trade payables as of December 31, 2002 and June 30, 2003 resulting from normal activity with GE were $1,605 and $1,657. The Company participated, up until the Recapitalization on September 27, 2002, in pooled treasury operations with GE in most countries in which it has activity. As part of this pooled activity, the Company earned interest on balances on deposit with GE and paid interest when local operations borrowed money from the pool. The Company had net interest expense of $846 for the six-month period ended June 30, 2002, which related principally to treasury activities with GE. Effective with the Recapitalization, the Company conducts its own treasury operations.

      GE has provided a variety of services to the Company. These services have included administering certain employee benefit plans and paying related claims, provision of voice telecommunication services, outsourcing of certain functions, centralized financial and administrative activities involved with transaction processing, centralized purchasing of desk top software and other corporate services. Such services have been charged to the Company as utilized by the Company. Billings for these services amounted to $19,828 and $6,998 for the six-month periods ended June 30 2002 and 2003, respectively. As part of the Recapitalization, GE will continue to provide these services on an as needed basis for up to two years although most of the services will cease to be provided as of September 27, 2003 and the Company is in the process of migrating to alternative providers, including bringing some of the services in-house. Management believes that the amounts paid to GE approximate the cost at which these services could be obtained from a third party. In addition, management believes that the methods used by GE to allocate expenses incurred by them on the Company’s behalf, prior to the Recapitalization, were reasonable.

      In 2002, GE also provided certain centralized services, such as compensation and benefit plan design, tax planning, marketing support, treasury, auditing, public company reporting, and various other corporate expenses which the Company paid for with an annually agreed corporate charge. This corporate charge amounted to $4,887 for the six-month period ended June 30, 2002 and ended at the time of the Recapitalization.

      In connection with the Recapitalization, the Company entered into an agreement with Francisco Partners under which they have agreed to pay to Francisco Partners a fee of $2,000 annually plus expenses for financial advisory and consulting services. Francisco Partners has informed the Company of its intent to defer receipt of the fee. The expense related to the management fee amounted to $1,000 for the six-month periods ended June 30, 2003. The Company reimbursed Francisco Partners for additional expenses of $224 which were incurred during the six months ended June 30, 2003. As of December 31, 2002 and June 30, 2003, the Company owed Francisco Partners $500 and $1,539, respectively.

GXS CORPORATION AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

(5) Long-Term Debt

      Long-term debt consists of the following at June 30, 2003:

2003

Term loan facility	$70,000
Senior subordinated floating rate notes, net of debt discount of $4,977	100,023
Senior subordinated reset notes	235,000

Long-term debt	$405,023

     Credit Facility:

      The Company entered into a New Credit Facility on March 21, 2003 consisting of a $70,000 term loan (the New Term Loan Facility) and a $30,000 revolving credit facility (the New Revolving Credit Facility). On March 21, 2003, the Company also issued $105,000 of Senior Secured Floating Rate Notes (Floating Notes) for proceeds of $99,750. These proceeds, cash on hand and the borrowings under the New Term Loan Facility were used to repay the existing $175,000 Bank Credit Facility, which the Company entered into as part of the Recapitalization effected in September 2002. In connection with the refinancing, the Company wrote off $5,548 of deferred financing costs that the Company had incurred in establishing the Bank Credit Facility.

      The ability to borrow under the New Credit Facility is subject to a borrowing base, calculated monthly, at an amount equal to 90.0% of EDI Services Revenue for the immediately preceding six consecutive completed months. The New Term Loan Facility bears interest, at the Company’s option, at either a floating base rate plus 4.0% per annum or floating LIBOR plus 6.0% per annum. The New Revolving Credit Facility bears interest, at the Company’s option, at either a floating base rate plus 2.0% per annum or floating LIBOR plus 4.25% per annum. The base rate and LIBOR rate used to calculate the applicable interest rate on the New Term Loan Facility and the New Revolving Credit Facility may not be less than 4.25% and 2.25%, respectively. Outstanding borrowings under the New Term Loan Facility as of June 30, 2003 bear interest at a base rate of 4.25% plus 4.0%. Interest is payable monthly in arrears for base rate loans and on the last day of selected interest periods, but no later than every three months for LIBOR rate loans. The Company paid interest of $1,245 for the six months ended June 30, 2003. The maturity date of the New Term Loan Facility and the New Revolving Credit Facility are March 21, 2007.

      The New Revolving Credit Facility enables the Company to obtain revolving credit loans and to issue letters of credit for working capital, acquisitions and general corporate purposes. At June 30, 2003, the Company had outstanding letters of credit of $8,967 and available borrowings of $21,033 under the New Revolving Credit Facility. The outstanding letters of credit relate to performance obligations of the Company. The Company pays 0.75% per annum on the unused portion of the New Revolving Credit Facility.

      The obligations of the Company under the New Credit Facility are guaranteed by all of the Company’s existing and future domestic subsidiaries. The obligations of the Company under the New Credit Facility are secured by first-priority liens on substantially all of the Company’s and the Guarantors’ existing and after-acquired property, both tangible and intangible. The obligations of the Company and the Guarantors are secured by a pledge of all of the Company’s capital stock or other equity interests of the Company’s existing and future domestic subsidiaries and a pledge of 66.0% of the capital stock of the Company’s material first-tier foreign subsidiaries.

      If the Company were to repay the borrowings under the New Credit Facility prior to the maturity date, the Company will be required to pay a prepayment premium equal to 1.00% of the maximum facility amount for each full or partial year remaining until the maturity date. If the New Credit Facility is repaid with the proceeds of a private placement of subordinated debt or equity, an initial public offering of equity

GXS CORPORATION AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

or a sale of substantially all of the Company’s assets or stock, the prepayment premium would be reduced by half.

      In addition, the New Credit Facility contains various covenants that restrict the Company from taking various actions and require the Company to achieve and maintain certain financial ratios.

     Senior Secured Floating Rate Notes:

      On March 21, 2003, the Company issued $105,000 of Senior Secured Floating Notes (Floating Notes) for proceeds of $99,750. These proceeds and the borrowings under the New Term Loan Facility were used to repay the Company’s then existing $175,000 senior term loan, which the Company entered into as part of the Recapitalization effected in September 2002. The Floating Notes will mature on July 15, 2008 and bear interest at a floating rate based on six-month LIBOR plus 9%, but never less than 12%. The interest rate at June 30, 2003 was 12%. The Floating Notes are secured by second-priority security interests in substantially all of the assets of GXS Corporation and its domestic subsidiaries and 66% of the stock of the Company’s material first-tier foreign subsidiaries. In addition, the Floating Notes are guaranteed fully and unconditionally by the Company’s domestic subsidiaries. The debt discount of $5,250 is being amortized over the life of the Floating Notes using the interest method. Amortization for the period from issuance through June 30, 2003 was $273.

      The Floating Notes are redeemable at the option of the Company anytime after October 1, 2004, in whole or in part, at a redemption price equal to par plus accrued and unpaid interest, plus a redemption premium. The premium is 3% for the twelve months ending October 1, 2005 reducing to 1.5% for the twelve months ending October 1, 2006. After October 1, 2006 the Floating Notes can be redeemed at par plus accrued and unpaid interest. Upon the occurrence of a change of control, as defined in the Indenture governing the Floating Notes, each holder of the Notes will have the right to require the Company to repurchase such holder’s notes at an offer price in cash equal to 101% of the aggregate principle amount thereof plus accrued and unpaid interest and liquidated damages, if any, thereon to the date of purchase.

      In certain situations the Company must offer to redeem outstanding term loans with Excess Cash Flows as defined in the Indenture.

      In addition to the restrictions on incurrence of indebtedness, the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or suffer to exist or otherwise directly or indirectly become or be liable, contingently or otherwise, with respect to, any indebtedness secured by any of the assets of the Company or any Subsidiary of the Company in an aggregate principal amount at any time outstanding in excess of two times EDI Services Revenues for the most recently ended two fiscal quarter period of the Company.

     Senior Subordinated Reset Notes:

      The Company’s Senior Subordinated Reset Notes (Reset Notes), which mature on September 27, 2009, bear interest at a rate of 12% until September 27, 2003. From and after September 27, 2003, interest on the notes will be reset, with such reset to be based on a variety of factors including the portion of the notes owned by GE Capital Corporation (GECC) and the then current market conditions for similar securities. The Company is currently in discussions with GECC concerning the interest rate on the Reset Notes. If the interest rate on the Reset Notes is increased to the maximum rate of 17%, the Company’s annual interest expense would increase by $11.8 million, $7.1 million of which the Company would be required to pay in cash. Interest is payable semi-annually on April 15 and October 15 of each year commencing April 15, 2003. The Reset Notes are general unsecured obligations of the Company and are guaranteed by all of the Company’s domestic subsidiaries. The Reset Notes are redeemable at the option of the Company anytime prior to September 27, 2003 at par plus accrued and unpaid interest. The Reset Notes are redeemable at the option of the Company, in whole or in part, at any time on or after September 27, 2006 at a redemption price equal to par plus accrued and unpaid interest, plus a declining

GXS CORPORATION AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

redemption premium. In addition, at any time after September 27, 2003 and prior to September 27, 2005, the Company may on any one or more occasions redeem up to 35% of the aggregate principal amount of the Reset Notes at a redemption price of 100% of the principal amount thereof, plus accrued and unpaid interest, at the redemption date plus a premium, if any, as defined in the agreement, with the net cash proceeds of one or more equity offerings, provided that the redemption occurs within 90 days of the date of the closing of such equity offering. Upon the occurrence of a change of control, as defined in the Indenture governing the Reset Notes, each holder of the Reset Notes will have the right to require the Company to repurchase such holder’s notes at an offer price in cash equal to 101% of the aggregate principle amount thereof plus accrued and unpaid interest and liquidated damages, if any, thereon to the date of purchase.

      The Indentures governing the Floating Notes and the Reset Notes contain certain covenants that limit, among other things, the ability of the Company to (i) pay dividends, redeem capital stock or make certain other restricted payments, (ii) incur additional indebtedness or issue certain preferred equity interests, (iii) merge into or consolidate with certain other entities or sell all or significant portions of its assets, (iv) create liens on assets and (v) enter into certain transactions with affiliates or related persons. In addition, the Indenture governing the Floating Notes limits the Company’s ability to become liable for indebtedness in excess of certain limits related to its EDI services revenue.

      The Company expects that cash flows from foreign operations will be required to meet its domestic debt service requirements. Such cash flows are expected to be generated from the sale of network and processing resources, software licenses and software maintenance contracts to the foreign operations. However, there is no assurance that the foreign subsidiaries will generate sufficient cash flow or that the laws in foreign jurisdictions will not change to limit collections on these sales or increase the tax burden on the collections.

(6) Contingencies

      In May 1998, the Company entered into a four-year Telecommunications Network Services Agreement (TNSA) with WorldCom Technologies, Inc. (WorldCom) whereby WorldCom agreed to provide substantially all of the Company’s network service needs for specific rates and fees. The agreement provided for WorldCom to reimburse the Company for payments made to third parties where WorldCom was unable to provide service. Over the term of the agreement, the Company deducted the payments it made to third parties in addition to approximately $40,000 which the Company disputed, and paid the balance to WorldCom. The Company and Worldcom hired an independent third party to review the deductions made for payments made to third parties prior to January 1, 2002 and have received a final report. The report concluded that the Company has a payment obligation to WorldCom in the amount of $13,226 with respect to deductions for payments made to third parties prior to 2002. In addition, the Company believes that it is entitled to a credit against WorldCom invoices for 2002 of approximately $13,700 as well as reduced pricing and further credits in 2003. Management of the Company believes it has applied the terms of the parties’ agreement appropriately, but is unable to predict the extent to which there will be adjustments, if any, to the amounts paid to WorldCom for services rendered through June 30, 2003. As of June 30, 2003, the Company has accrued the amount due pursuant to the independent third party’s report net of certain amounts that the Company is claiming are due from WorldCom under other sections of the agreement. On July 21, 2002, WorldCom and 200 of its subsidiaries filed for Chapter 11 Bankruptcy protection with the United States Bankruptcy Court for the Southern District of New York (Chapter 11 Case No. 02-13533). The Company entered into a settlement agreement with WorldCom and General Electric dated September 29, 2003 that resolved all claims pertaining to the Company and WorldCom through December 31, 2002 and established the pricing that would apply for WorldCom services provided to the Company in 2003. Before becoming effective, this settlement agreement must be

GXS CORPORATION AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

approved in accordance with WorldCom’s bankruptcy proceeding. The settlement will not have a material impact on the Company’s consolidated financial statements.

      Pursuant to the Recapitalization Agreement, GE has agreed to indemnify the Company against losses, damages, costs, expenses, liabilities, and obligations resulting from this matter. The Company, GE and WorldCom are working to resolve their differences. Management believes the final resolution will not have a material effect on the Company’s consolidated financial statements.

      The Company has received a decision from the State of Tennessee’s Department of Revenue upholding a sales tax audit assessment totaling approximately $4,600, including interest and penalties, for the period from May 1, 1994 to December 31, 2000. GE, on behalf of the Company, has filed a complaint in the Tennessee Chancery Court challenging the decision. In addition, the Department of Revenue issued an assessment of $1,100, including interest and penalties, to GE for the period December 1, 1992 to April 30, 1994, when the Company was a division of GE. A protest has been filed with respect to the assessment. The Company does not believe that the resolution of these matters will have a material effect on the financial position or results of operations of the Company. Pursuant to the Tax Matters Agreement that was entered into in connection with the Recapitalization Agreement, GE has agreed to indemnify the Company against losses associated with this and other tax matters relating to the periods prior to the Recapitalization.

      The Company is subject to various other legal proceedings and claims, which arise in the ordinary course of its business none of which management believes is likely to result in any material losses to the Company.

(7) Restructuring

      During 2002 and 2003, a series of restructuring activities took place in response to lower than expected market demand, with the Company taking actions to reduce the size of the it’s back office activities, professional services and sales organizations. The 2002 activities including in the termination of approximately 300 people resulted in a restructuring and related charge of $18,406, principally related to severance and related termination costs, costs associated with the closings of sales, services and engineering facilities and buy-out of certain equipment operating leases. Of the charge in 2002, $8,964 was recorded during the six-month period ended June 30, 2002. As of June 30, 2003 the Company had paid all obligations relating to these activities.

      During the six months ended June 30, 2003, the Company incurred approximately $3,133, in restructuring costs related to facility and equipment lease buy-outs, facility exit costs, and headcount reductions primarily in the Company’s data center, engineering, and services organizations.

(8) Gain on Sale of Assets

      During the six months ended June 30, 2003, certain software and other assets relating to the I400 software product were sold for $850 and a gain of $700 was recognized on the sale. This gain is included in the gain on sale of assets in the consolidated statements of operations.

(9) Acquisition of Celarix

      On June 3, 2003, pursuant to a contract with GXS Holdings, Global eXchange Services, Inc. acquired substantially all of the assets of Celarix related to its logistics integration and visibility solutions business. Celarix’s logistics integration and visibility solutions help organizations to connect to logistics trading partners and retrieve, use and share shipment status information through their supply chains. The acquisition was completed to add a product offering to the Company’s existing suite of services. In consideration of the acquired assets, GXS Holdings issued 5,819 shares of preferred stock and 145,464 shares of common stock and the Company assumed liabilities related to existing customer contracts of Celarix. The issued shares will be held in escrow pending resolution of items described in the asset

GXS CORPORATION AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

purchase agreement. The Company estimated the value of the GXS Holdings preferred stock and common stock issued to be approximately $600 and the value of the assumed liabilities to be approximately $1,300. The aggregate purchase price including the fair value of assumed liabilities was assigned to the assets acquired as follows:

Current Assets	$461
Non-current Assets	1,439

$1,900

      Such allocation is preliminary and subject to change. Changes, if any, are not expected to be material.

      On a pro forma basis, assuming the acquisition had been consummated on January 1, 2002, the Company’s revenue and net loss for the six-month periods ended June 30, 2003 and 2002 would have been as follows:

	2003	2002

Revenue	$184,482	$214,976
Net loss	$(6,428)	$(7,657)

      The unaudited pro forma condensed consolidated financial information does not purport to be indicative of the results of operations that would have been reported had the acquisition of the Celarix assets actually been effected on the dates indicated. Management does not believe that the unaudited pro forma information is indicative of future results relating to the Celarix acquisition as the Company acquired only 20 employees from Celarix and a reduced revenue base and corresponding cost structure.

(10) Supplemental Condensed Consolidated Financial Information

      The Senior Subordinated Reset Notes and the Senior Secured Floating Rate Notes issued by the Company are guaranteed by each of the Company’s U.S. subsidiaries (the Subsidiary Guarantors). The Senior Subordinated Reset Notes and the Floating Notes are not, however, guaranteed by the Company’s foreign subsidiaries. The guarantees are full, unconditional and joint and several. The Subsidiary Guarantors are each wholly owned by the Company. The ability of the Company’s subsidiaries to make cash distributions and loans to the Company and Subsidiary Guarantors is not expected to be significantly restricted. The following supplemental financial information sets forth, on a consolidating basis, balance sheets, statements of income (loss) and comprehensive income (loss), and statements of cash flows for the Company, Subsidiary Guarantors and the Company’s nonguarantor subsidiaries.

GXS CORPORATION AND SUBSIDIARIES

Consolidating Balance Sheet

June 30, 2003

(Unaudited)
(In thousands)

			Non-
	Parent	Guarantors	Guarantors	Eliminations	Consolidated

Assets
Current assets:
Cash and cash equivalents	$—	$24,651	$19,896	$—	$44,547
Receivables	6	32,147	29,233	—	61,386
Other current assets	24	25,018	1,910	—	26,952
Advances to subsidiaries	—	26,514	25,188	(51,702)	—

Total current assets	30	108,330	76,227	(51,702)	132,885
Investments in affiliates	—	2,306	526	—	2,832
Investments in subsidiaries	217,857	25,289	—	(243,146)	—
Property and equipment, net	219	144,553	5,569	—	150,341
Goodwill, net	—	6,952	4,751	—	11,703
Deferred income taxes	256,595	—	2,565	(7,979)	251,181
Other noncurrent assets	—	1,722	2,459	—	4,181
Deferred financing costs	15,533	—	—	—	15,533

	$490,234	$289,152	$92,097	$(302,827)	$568,656

Liabilities, Minority Interest, and Stockholder’s Equity
Current liabilities:
Trade payables	$1,311	$11,101	$6,149	$—	$18,561
Other current liabilities	11,829	46,117	17,543	—	75,489
Advances from affiliates	14,941	1,430	35,331	(51,702)	—

Total current liabilities	28,081	58,648	59,023	(51,702)	94,050
Long-term debt	405,023	—	—	—	405,023
Other liabilities	—	4,668	6,951	—	11,619
Deferred income taxes	—	7,979	—	(7,979)	—

Total liabilities	433,104	71,295	65,974	(59,681)	510,692
Minority interest	—	—	834	—	834
Stockholder’s equity	57,130	217,857	25,289	(243,146)	57,130

	$490,234	$289,152	$92,097	$(302,827)	$568,656

GXS CORPORATION AND SUBSIDIARIES

Consolidating Statement of Income and Comprehensive Income

Six months ended June 30, 2002

(Unaudited)
(In thousands)

			Non-
	Parent	Guarantors	Guarantors	Eliminations	Consolidated

Revenues	$—	$187,186	$63,760	$(41,277)	$209,669
Costs and operating expenses	563	160,477	61,599	(41,277)	181,362
Restructuring and related charges	168	5,755	3,041	—	8,964
Corporate charge from General Electric Company	—	4,887	—	—	4,887

Operating income (loss)	(731)	16,067	(880)	—	14,456
Other income (expense), net	—	(9,310)	8,964	—	(346)

Income (loss) before income taxes	(731)	6,757	8,084	—	14,110
Provision for income taxes	—	5,728	2,720	—	8,448

Income (loss) before equity in income (loss) of subsidiaries	(731)	1,029	5,364	—	5,662
Equity in income of subsidiaries	6,393	5,364	—	(11,757)	—

Net income	5,662	6,393	5,364	(11,757)	5,662
Foreign currency translation adjustments	—	—	1,069	—	1,069

Comprehensive income	$5,662	$6,393	$6,433	$(11,757)	$6,731

GXS CORPORATION AND SUBSIDIARIES

Consolidating Statement of Income (Loss) and Comprehensive Income (Loss)

Six months ended June 30, 2003

(Unaudited)
(In thousands)

			Non-
	Parent	Guarantors	Guarantors	Eliminations	Consolidated

Revenues	$—	$146,163	$67,974	$(31,758)	$182,379
Costs and operating expenses	192	138,697	55,865	(31,758)	162,996
Gains on sales of assets	—	(700)	—	—	(700)
Restructuring and related charges	—	3,133	—	—	3,133

Operating income (loss)	(192)	5,033	12,109	—	16,950
Other income, net	(38,185)	7,871	1,529	—	(28,785)

Income (loss) before income taxes	(38,377)	12,904	13,638	—	(11,835)
Provision (benefit) for income taxes	—	(7,267)	5,513	—	(1,754)

Income (loss) before equity in income (loss) of subsidiaries	(38,377)	20,171	8,125	—	(10,081)
Equity in income (loss) of subsidiaries	28,296	8,125	—	(36,421)	—

Net income (loss)	(10,081)	28,296	8,125	(36,421)	(10,081)
Foreign currency translation adjustments	—	—	(78)	—	(78)

Comprehensive income (loss)	$(10,081)	$28,296	$8,047	$(36,421)	$(10,159)

GXS CORPORATION AND SUBSIDIARIES

Consolidating Statement of Cash Flows

Six months ended June 30, 2002

(Unaudited)
(In thousands)

			Non-
	Parent	Guarantors	Guarantors	Eliminations	Consolidated

Cash flows from operating activities:
Net income	$5,662	$6,393	$5,364	$(11,757)	$5,662
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	—	20,395	1,021	—	21,416
Deferred income taxes	17	16,143	(3,354)	—	12,806
Minority interest	—	—	(569)	—	(569)
Equity in net (income) loss of subsidiaries	(6,393)	(5,364)	—	11,757	—
Changes in operating assets and liabilities, net	719	19,030	(31,347)	—	(11,598)

Net cash provided by (used in) operating activities	5	56,597	(28,885)	—	27,717

Cash flows for investing activities — purchases of property and equipment	(5)	(38,645)	17,836	—	(20,814)

Cash flows from financing activities:
Net payments from General Electric Company and affiliates	—	32,108		—	32,108
Advance to from subsidiaries	—	(49,917)	49,917	—	—
Repayment of short-term borrowings, net	—	—	(38,323)	—	(38,323)
Payment of capital lease obligation	—	(1,503)	—	—	(1,503)

Net cash provided by (used for) financing activities	—	(19,312)	11,594	—	(7,718)

Effect of exchange rate changes on cash	—	—	517	—	517

Increase (decrease) in cash and cash equivalents	—	(1,360)	1,062	—	(298)
Cash and cash equivalents, beginning of year	—	5,093	9,540	—	14,633

Cash and cash equivalents, end of period	$—	$3,733	$10,602	$—	$14,335

GXS CORPORATION AND SUBSIDIARIES

Consolidating Statement of Cash Flows

Six months ended June 30, 2003

(Unaudited)
(In thousands)

			Non-
	Parent	Guarantors	Guarantors	Eliminations	Consolidated

Cash flows from operating activities:
Net income (loss)	$(10,081)	$28,296	$8,125	$(36,421)	$(10,081)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	—	21,749	1,678	—	23,427
Deferred income taxes	(5,300)	(7,784)	11,056	—	(2,028)
Gain on sale of assets	—	(700)	—	—	(700)
Write-off of deferred financing costs	5,548	—	—	—	5,548
Amortization of deferred financing costs and debt discount	1,263	—	—	—	1,263
Minority interest	—	—	(483)	—	(483)
Equity in net loss of subsidiaries	(28,296)	(8,125)	—	36,421	—
Changes in operating assets and liabilities, net	43,486	(17,487)	(16,309)	—	9,690

Net cash provided by operating activities	6,620	15,949	4,067	—	26,636

Cash flows for investing activities:
Purchases of property and equipment	(75)	(13,838)	(1,535)	—	(15,448)
Proceeds from sale of assets	—	600	—	—	600

Net cash used for investing activities	(75)	(13,238)	(1,535)	—	(14,848)

Cash flows from financing activities:
Net contributions from General Electric Company and affiliates	—	8,693	—	—	8,693
Advance to from subsidiaries	8,693	(8,693)	—	—	—
Repayment of long-term debt	(174,562)	—	—	—	(174,562)
Proceeds from long-term debt issuances	169,750	—	—	—	169,750
Payment of financing costs	(10,426)	—	—	—	(10,426)
Net cash provided used for financing activities	(6,545)	—	—	—	(6,545)

Effect of exchange rate changes on cash	—	—	1,971	—	1,971

Increase in cash and cash equivalents	—	2,711	4,503	—	7,214
Cash and cash equivalents, beginning of year	—	21,940	15,393	—	37,333

Cash and cash equivalents, end of period	$—	$24,651	$19,896	$—	$44,547

Independent Auditors’ Report

The Board of Directors and Stockholders

Global eXchange Services Limited:

We have audited the accompanying consolidated balance sheets of Global eXchange Services Limited (“GXS” or “the Company”) as at 31 December 2002 and 2001 and the related profit and loss accounts for each of the years in the three-year period ended 31 December 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GXS as at 31 December 2002 and 2001 and the results of their operations for each of the years in the three-year period ended 31 December 2002, in conformity with generally accepted accounting principles in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected results of operations for each of the years in the two-year period ended 31 December 2002 and stockholders’ equity as at 31 December 2002 and 2001, to the extent summarized in note 24 to the consolidated financial statements.

As more fully described in note 19 to the consolidated financial statements, GXS has adopted FRS 19 “Deferred Tax” in the year ended 31 December 2002. Consequently, GXS’s consolidated financial statements as at 31 December 2001 and for the year ended 31 December 2001 and the year ended 31 December 2000 referred to above have been restated.

KPMG Audit Plc

London, United Kingdom

10 June 2003

Global eXchange Services Limited

Consolidated Profit and Loss Account

for the year ended 31 December

		2002	2001	2000
	Note	£000	£000	£000

			(restated)	(restated)
Turnover	2	37,475	36,859	36,127
Cost of sales		(10,665)	(13,307)	(13,519)

Gross profit		26,810	23,552	22,608
Distribution costs		(6,402)	(8,487)	(7,776)
Administrative expenses		(8,609)	(9,484)	(7,668)
Other operating income		691	687	1,107

Operating profit		12,490	6,268	8,271
Interest receivable and similar income	7	768	485	227
Interest payable and similar charges	8	—	(22)	(69)

Profit on ordinary activities before taxation	3	13,258	6,731	8,429
Tax on profit on ordinary activities	9	(4,374)	(2,882)	(3,049)

Profit on ordinary activities after taxation		8,884	3,849	5,380
Dividends paid and proposed on preferred shares (net of capital contribution of £1,212,000 in 2002)	10	702	(1,253)	(1,521)

Retained profit for the financial year	19	9,586	2,596	3,859
Retained profit brought forward		6,089	3,493	(366)

Retained profit carried forward	19	15,675	6,089	3,493

The notes on pages F-56 to F-70 form part of these consolidated financial statements.

The movement in reserves is shown in note 19 to these consolidated financial statements.

The results in the above profit and loss account relate entirely to continuing operations.

The group has no recognised gains and losses other than those included in the profit and loss account above and, therefore, no separate statement of total recognised gains and losses has been presented.

Global eXchange Services Limited

Consolidated balance sheet

at 31 December

		2002	2002	2001	2001
	Note	£000	£000	£000	£000

				(restated)	(restated)
Fixed assets
Intangible assets	11		1,967		3,601
Tangible assets	12		892		1,232

			2,859		4,833
Current assets
Debtors: amounts falling due within one year	13	13,905		24,877
Debtors: amounts falling due after more than one year	13	25,406		4,348
Cash at bank and in hand		675		2,044

		39,986		31,269
Creditors: amounts falling due within one year	14	(5,697)		(8,462)

Net current assets			34,289		22,807

Total assets less current liabilities			37,148		27,640
Provisions for liabilities and charges	15		(473)		(551)

Net assets			36,675		27,089

Capital and reserves
Called up share capital	18		21,000		21,000
Profit and loss account			15,675		6,089

Shareholders’ funds
Equity			17,675		8,089
Non-equity	18		19,000		19,000

			36,675		27,089

The notes on pages F-56 to F-70 form part of these consolidated financial statements.

Global eXchange Services Limited

Notes
31 December 2002 and 2001

(forming part of the financial statements)

1     Accounting policies

      Global eXchange Services Limited (“GXS” or “the Company”) is a wholly owned subsidiary of GXS Corporation. The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the Company’s financial statements except as noted below. The Company has adopted FRS 18 “Accounting policies” and FRS 19 “Deferred tax” in these financial statements. The comparative figures have been restated accordingly. The Company has adopted the transitional arrangements of FRS 17 “Retirement benefits” in these financial statements.

     a)     Basis of preparation

      The financial statements have been prepared in accordance with applicable accounting standards and under the historical cost accounting rules.

     b)     Goodwill

      Goodwill arose on the acquisition of International Network Services Limited and is being written off over 10 years, the period the directors estimate over which benefits may reasonably be expected to accrue from the acquisition.

     c)     Other intangible fixed assets and amortisation

      Other intangible assets represents development costs and other internally developed software costs and are being written off over 3 years.

     d)     Fixed assets and depreciation

      Depreciation is provided to write off the cost less the estimated residual value of tangible fixed assets by equal instalments over their estimated useful economic lives as follows:

          i)     Plant and machinery

      Plant and other equipment are depreciated at the following rates:

Year of acquisition	7%
First year	25%
Second year	22%
Third year	18%
Fourth year	16%
Fifth year	12%

      Furniture and motor vehicles are depreciated at 10% and 25% per annum respectively.

          ii)     Land and buildings

      Leasehold improvements to sites used for the Company’s marketing, financial and administrative operations are amortised over the shorter of ten years or the period of the lease. Leasehold improvements to sites used in the communications network are amortised over the shorter of five years or the period of the lease.

      No depreciation is provided on freehold land.

     e)     Cash flow statement

      Under FRS1 “Cash flow statements” (revised 1996) the Company is exempt from the requirement to prepare a cash flow statement. Exemption is on the grounds that it is a wholly owned subsidiary

Global eXchange Services Limited
Notes
31 December 2002 and 2001

(forming part of the financial statements) — (Continued)

1     Accounting policies — (Continued)

undertaking and its cash flows appear in a consolidated cash flow statement in the ultimate parent company’s financial statements which are available to the public.

     f)     Transactions with related parties

      The Company, as a subsidiary undertaking of Acquisition UK Limited, has taken advantage of an exemption contained in FRS 8 “Related Party Disclosures”, in preparing its accounts. This exemption allows the Company not to disclose details of transactions with other group companies or investees of the group qualifying as related parties.

     g)     Foreign currencies

      Transactions in foreign currencies are recorded using the rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange ruling at the balance sheet date and the gains or losses on translation are included in the profit and loss account.

     h)     Leases

      Assets acquired under finance leases, which transfer to the lessee substantially all the benefits and risks of ownership, are included in fixed assets and depreciated over their estimated useful lives. The interest element of the leasing obligation is charged to the profit and loss account over the period of the lease in proportion to the capital balance outstanding. Lease obligations, net of future finance charges, are shown under creditors.

      Operating lease payments are charged to the profit and loss account in the year to which they relate.

     i)     Post-retirement benefits

      The employees of the Company participate in two defined benefit schemes providing benefits based on final pensionable pay. The assets of the schemes are held separately from those of the Company. Contributions to the schemes are charged to the profit and loss account so as to spread the cost of pensions over employees’ working lives within the Company.

     j)     Taxation

      The charge for taxation is based on the profit for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes.

      Deferred tax is recognised without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date, except as otherwise required by FRS 19.

      Advance corporation tax recoverable by deduction from future corporation tax is carried forward within deferred taxation or as ACT recoverable within debtors as appropriate.

     k)     Turnover

      The Company generates revenues from three principal sources:

      Transaction Processing — The Company earns transaction processing fees from facilitating the exchange of business documents among the company’s computer systems and those of their trading partners. These revenues are based on a per transaction fee and are recognized in the period the related

Global eXchange Services Limited
Notes
31 December 2002 and 2001

(forming part of the financial statements) — (Continued)

1     Accounting policies — (Continued)

transaction is processed. Revenue on contracts with monthly or quarterly minimum transaction levels is recognized based on the greater of actual transactions or the specified contract minimum amounts.

      Software Licensing — The Company earns revenue from the licensing of software applications that facilitate and automate the exchange of information among disparate business systems and applications. Revenues are recognised when the license agreement is signed, the license fee is fixed and determinable, delivery has occurred, and collection is probable. Revenue from licensing software that requires significant customisation and modification or where services are otherwise considered essential to the functionality of the software are recognised using the percentage of completion method, based on the costs incurred in relation to the total estimated costs of the contract. Revenue from hosted software applications are recognized rateably over the hosting period unless the customer has the contractual right to take possession of the software without significant penalty and it is feasible for the customer to use the software with its own hardware or contract with another party unrelated to the Company to host the software.

      Professional Services and Software Maintenance — professional services are generally conducted under time and material contracts and revenue is recognized as the related services are provided. Software maintenance revenue is deferred and recognized in a straight-line basis over the life of the related contract, which is typically one year.

      For arrangements with more than one element of revenue, the Company allocates revenue to each element based on vendor specific objective evidence (VSOE). VSOE for software maintenance is based on contractual renewal rates. Professional services are separately priced and are based on standard hourly rates determined by the nature of the service and the experience of the professional performing the service.

     l)     Basis of consolidation

      The consolidated financial statements incorporate the financial statements of the parent company and its subsidiary undertaking, International Network Services Limited, made up to 31 December 2002. The acquisition method of accounting has been adopted.

2     Analysis of turnover on ordinary activities before taxation

	2002	2001	2000
	£000	£000	£000

By geographical market
United Kingdom — to third parties	31,564	28,939	28,704
United Kingdom — to group undertakings	—	4,329	—
Rest of Europe — to third parties	565	3,175	—
Other — to third parties	5,346	416	1,862
Other — to group undertakings	—	—	5,561

	37,475	36,859	36,127

Global eXchange Services Limited
Notes
31 December 2002 and 2001

(forming part of the financial statements) — (Continued)

3     Profit on ordinary activities before taxation

	2002	2001	2000
	£000	£000	£000

Profit on ordinary activities before taxation is stated after charging/(crediting):
Auditors’ remuneration:
— audit	35	36	36
— other services	69	16	23
Depreciation and amounts written off:
— owned tangible fixed assets	448	460	528
— goodwill	1,486	1,486	1,480
— other intangible assets	293	194	167
Loss on sale of tangible fixed assets	52	167	—
Foreign exchange losses/(gains)	(172)	262	(1,586)
Operating lease rentals:
— plant and machinery	73	288	409
— land and buildings	1,062	1,208	1,287

4     Remuneration of directors

	2002	2001	2000
	£000	£000	£000

Directors’ emoluments	638	735	393

	638	735	393
Company contributions to pension schemes	21	33	35
Compensation for loss of office	192	161	—

	851	929	428

      The aggregate of emoluments and amounts receivable under long-term incentive schemes of the highest paid director was £428,000 (2001: £566,000; 2000: £172,000). He is a member of a defined benefit scheme, under which his accrued pension at the year-end was £36,000 (2001: £25,000; 2000: £17,000).

	Number of directors

	2002	2001	2000

Retirement benefits are accruing to the following number of directors under:
Defined benefit schemes	4	4	3

5 Staff numbers and costs

      The average number of persons employed by the company (including directors) during the year, analysed by category, was as follows:

	Number of employees

	2002	2001	2000

Sales and sales support	46	66	75
Technical development	49	51	68
Administration	44	46	62

	139	163	205

Global eXchange Services Limited
Notes
31 December 2002 and 2001

(forming part of the financial statements) — (Continued)

5     Staff numbers and costs — (Continued)

      The aggregate payroll costs of these persons were as follows:

	2002	2001	2000
	£000	£000	£000

Wages and salaries	7,925	11,023	8,884
Social security costs	1,102	1,351	1,159
Other pension costs	431	535	640

	9,458	12,909	10,683

6     Redundancy Costs

	2002	2001	2000
	£000	£000	£000

Paid during the year	1,307	1,574	839
Accrued for in 2002	79	—	—

	1,386	1,574	839

7     Interest receivable and similar income

	2002	2001	2000
	£000	£000	£000

Receivable from group undertakings	539	485	222
Other interest receivable	229	—	5

	768	485	227

8     Interest payable and similar charges

	2002	2001	2000
	£000	£000	£000

On amounts owed to group undertakings	—	—	63
Other interest payable	—	22	6

	—	22	69

9     Taxation

	2002		2001		2000
Analysis of charge in period	£000	£000	£000	£000	£000	£000

			(restated)	(restated)	(restated)	(restated)
UK corporation tax
Current tax on income for the period	4,295		2,382		2,589
Adjustments in respect of prior periods	—		120		—

		4,295		2,502		2,589

Total current tax		4,295		2,502		2,589
Deferred tax (see note 16)
Origination/reversal of timing differences		79		380		460

Tax on profit on ordinary activities		4,374		2,882		3,049

Global eXchange Services Limited
Notes
31 December 2002 and 2001

(forming part of the financial statements) — (Continued)

9     Taxation — (Continued)

Factors affecting the tax charge for the current period

      The current tax charge for the period is higher (2001: higher; 2000: higher) than the standard rate of corporation tax in the UK 30% (2001: 30%; 2000: 30%). The differences are explained below.

	2002	2001	2000
	£000	£000	£000

Current tax reconciliation
Profit on ordinary activities before tax	13,258	6,731	8,429

Current tax at 30% (2001: 30%; 2000: 30%)	3,977	2,019	2,528
Effects of:
Expenses not deductible for tax purposes	20	245	85
Timing differences	(71)	(339)	(352)
Depreciation for period in excess of capital allowances	438	457	329
Non-taxable income	(69)	—	(1)
Adjustments to tax charge in respect of previous periods	—	120	—

Total current tax charge (see above)	4,295	2,502	2,589

10     Dividends and other appropriations

	2002	2001	2000
	£000	£000	£000

Non-equity shares:
Final dividend proposed	510	1,253	1,521
Capital contribution made	(1,212)	—	—

	(702)	1,253	1,521

      The aggregate amount of proposed dividends is £510,000 (2001: £1,253,000; 2000: £1,521,000). A capital contribution of £1,212,000 was made in relation to dividends overpaid in previous years.

Global eXchange Services Limited
Notes
31 December 2002 and 2001

(forming part of the financial statements) — (Continued)

11     Intangible fixed assets

	Other
	intangible
	assets	Goodwill	Total
	£000	£000	£000

Cost
At beginning of year	1,201	16,055	17,256
Additions	145	—	145

At end of year	1,346	16,055	17,401

Amortisation
At beginning of year	449	13,206	13,655
Charged in year	293	1,486	1,779

At end of year	742	14,692	15,434

Net book value
At 31 December 2002	604	1,363	1,967

At 31 December 2001	752	2,849	3,601

12     Tangible fixed assets

	Short leasehold	Plant and
	land and buildings	machinery	Total
	£000	£000	£000

Cost
At beginning of year	1,404	1,795	3,199
Additions	40	120	160
Disposals	(18)	(207)	(225)

At end of year	1,426	1,708	3,134

Depreciation
At beginning of year	705	1,262	1,967
Charge for year	218	230	448
On disposals	(15)	(158)	(173)

At end of year	908	1,334	2,242

Net book value
At 31 December 2002	518	374	892

At 31 December 2001	699	533	1,232

      No assets held at 31 December 2002 were the subject of hire purchase or finance leases (2001: £nil; 2000: £nil).

Global eXchange Services Limited
Notes
31 December 2002 and 2001

(forming part of the financial statements) — (Continued)

13     Debtors

	2002	2001
	£000	£000

		(restated)
Amounts due within one year:
Trade debtors	7,436	7,853
Amounts owed by group undertakings	5,893	15,171
Corporation tax	—	1,442
Other debtors	63	61
Prepayments and accrued income	513	350

	13,905	24,877

Amounts due after more than one year:
Deferred tax asset (see note 16)	615	694
ACT recoverable	791	3,654
Amounts owed by group undertakings	24,000	—

	25,406	4,348

14     Creditors: amounts falling due within one year

	2002	2001
	£000	£000

Trade creditors	466	—
Amounts owed to group undertakings	362	2,610
Corporation tax	299	—
Other taxes and social security	41	209
Accruals and deferred income	4,251	5,250
Other creditors	278	393

	5,697	8,462

15     Provisions for liabilities and charges

	2002	2001
	£000	£000

Provision to make good dilapidations to properties as required by rental agreements
At beginning of year	551	1,258
Net amounts credited to profit and loss account during the year	(78)	(707)

At end of year	473	551

      The leases stipulate that the Company must maintain the buildings in a reasonable condition and that the buildings are reviewed and refurbished every 5 years.

Global eXchange Services Limited
Notes
31 December 2002 and 2001

(forming part of the financial statements) — (Continued)

16     Deferred tax

      The elements of deferred taxation are as follows:

	2002	2001
	£000	£000

		(restated)
Difference between accumulated depreciation and amortisation and capital allowances	497	505
Other timing differences	118	189

	615	694

17     Called up share capital

	2002	2001
	£000	£000

Authorised
Equity: 5,000,000 Ordinary shares of £1 each	5,000	5,000
Non equity: 6,666,660 Floating rate cumulative redeemable Preference shares of £28.50 each	190,000	190,000

	195,000	195,000

Allotted, called up and fully paid
Equity: 2,000,000 Ordinary shares of £1 each	2,000	2,000
Non equity: 666,666 Floating rate cumulative redeemable preference shares of £28.50 each	19,000	19,000

	21,000	21,000

      The ordinary shares and preferred shares rank pari passu in all respects.

      The preferred shares will be redeemable by the company on the tenth anniversary of the date of issue at the nominal value together with all dividends accrued but unpaid calculated up to and including the redemption date. The preferred shares carry the right to a cumulative preferential dividend payable in arrears on the anniversary of the date of issue provided there are sufficient distributable reserves available.

18     Reconciliation of movements in shareholders’ funds

	Called-up
	share	Profit and loss	Shareholders’
	capital	account	funds
	£000	£000	£000

		(restated)	(restated)
1 January 2001	21,000	3,493	24,493
Retained profit for the year	—	2,596	2,596

1 January 2002	21,000	6,089	27,089
Retained profit for the year	—	9,586	9,586

31 December 2002	21,000	15,675	36,675

Global eXchange Services Limited
Notes
31 December 2002 and 2001

(forming part of the financial statements) — (Continued)

18     Reconciliation of movements in shareholders’ funds — (Continued)

      Shareholders’ funds are apportioned as follows:

	2002			2001 (restated)

	Equity	Non-equity	Total	Equity	Non-equity	Total
	£000	£000	£000	£000	£000	£000

Ordinary shares of £1 each	17,675	—	17,675	8,089	—	8,089
Preferred shares of £28.50 each	—	19,000	19,000	—	19,000	19,000

	17,675	19,000	36,675	8,089	19,000	27,089

19     Reserves

Profit
and loss
account
£000

1 January 2000 as originally stated	(1,900)
Prior year adjustment	1,534

1 January 2000 as restated	(366)
Retained profit for year	3,859

1 January 2001 as restated (originally stated at £2,419,000)	3,493
Retained profit for the year	2,596

1 January 2002 as restated (originally stated at £5,395,000)	6,089
Retained profit for the year	9,586

31 December 2002	15,675

      The Company adopted FRS 19 “Deferred taxation” during the fiscal year ended 31 December 2002 and restated the opening balance sheet. This resulted in an increase in shareholders’ equity of £694,000 at 1 January 2002. The tax charge for the fiscal year ended 31 December 2001 and for the fiscal year ended 31 December 2000 increased by £380,000 and by £460,000 respectively as a result of the adoption of the standard. If the opening balance sheets as at 1 January 2001 and as at 1 January 2000 had been restated, this would have resulted in an increase in shareholders’ equity of £1,074,000 and £1,534,000 respectively.

      If the standard had not been adopted, the tax charge for the current year would have been reduced by £79,000, resulting in an increase of the profit after tax by £79,000.

20     Operating leases

      Annual commitments under non-cancellable operating leases are as follows:

	2002				2001

		Plant and			Plant and
	Other	machinery	Total	Other	machinery	Total
	£000	£000	£000	£000	£000	£000

Expiring within:
1 year	—	10	10	—	53	53
2-5 years	206	119	325	206	207	413
Over 5 years	675	—	675	675	—	675

	881	129	1,010	881	260	1,141

Global eXchange Services Limited
Notes
31 December 2002 and 2001

(forming part of the financial statements) — (Continued)

21     Pension scheme

      As at 31 December 2002, the employees of the Company participate in two funded defined benefit pension schemes, the GE Pension Plan and General Electric (USA) Supplementary Pension Scheme, providing benefits based on final pensionable pay. Employees of a number of United Kingdom subsidiary companies of General Electric Company are members of these schemes. Contributions are based on pension costs across the Company. Because the Company is unable to identify its share of the scheme assets and liabilities on a consistent and reasonable basis, as permitted by FRS 17 ‘Retirement benefits’ the scheme will be accounted for by the Company when the accounting standard is fully adopted by the Company as if the scheme was a defined contribution scheme. Details of the GE Pension Plan and General Electric (USA) Supplementary Pension Scheme, including transitional FRS 17 disclosures, can be found in the accounts of IGE USA Investments.

      The latest full actuarial valuation of the GE Pension Plan was carried out at 5 April 2001 by a qualified independent actuary. At this date there was a funding deficit of £23,300,000 and a funding level of 89%.

      The actuarial valuation showed that the market value of the General Electric (USA) Supplementary Pension Scheme amounted to approximately £11,100,000. The actuarial valuation of the assets was sufficient to meet 103% of accrued liabilities of the scheme.

      The pension charge for the year was £431,000 (2001: £535,000; 2000: £640,000). Contributions to the scheme are charged to the profit and loss account so as to spread the cost of pensions over employees’ working lives.

22     Contingent liabilities

     i)     Employee pension claim

      A solicitor representing 21 employees is currently in discussions with the Company, beginning in January 2003, over a change in the company pension scheme. When the Company was part of the GE group, the employees were part of the GE Pension Plan, under which they were entitled to a final salary pension scheme. As a result of the sale of the Company, employees will no longer be able to participate in the GE Pension Plan, and will be part of a defined contribution scheme. Employees will become deferred members of the GE Pension Plan, with the result that they will only be entitled to a non-reduced GE pension at the age of 65, rather than at 60, when they were full members of the scheme.

      Advice has been sought from external legal and pensions experts, who advise that the Company is within its right to act in this way. At this stage, there is insufficient information available to comment on the outcome, or the financial implications of the action. Therefore, no provision has been made in respect of this.

     ii)     Potential arbitration claim

      In February 2003, the Company was served with proceedings for arbitration by a software licensee. The customer is claiming £252,000 plus legal fees and costs. The directors’ believe that the claim will not succeed and therefore no provision has been made in respect of this.

23     Ultimate parent company and parent undertaking of larger group of which the company is a member

      With effect from 27 September 2002, the Company’s immediate parent undertaking and controlling entity is GXS International Inc. (a company incorporated in the United States of America) which transferred its beneficial interest on 31 December 2002 to Acquisition UK Ltd (a company incorporated in the United Kingdom).

Global eXchange Services Limited
Notes
31 December 2002 and 2001

(forming part of the financial statements) — (Continued)

23	Ultimate parent company and parent undertaking of larger group of which the company is a member — (Continued)

      The company’s immediate parent undertaking and controlling entity for the period until 27 September 2002, is GE Information Services Inc., a company incorporated in the United States of America.

      The largest group in which the results of the company are consolidated is that headed by the company’s ultimate parent undertaking and controlling entity, Global Acquisition Co. (a company incorporated in the United States of America).

24	Significant differences between United Kingdom and United States generally accepted accounting principles

      The Company’s consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United Kingdom (“UK GAAP”), which differ in certain material respects from those applicable in the United States (“US GAAP”). The significant differences and adjustments considered necessary to restate retained profit for the financial year (“Net Income”) and shareholders’ funds (“Shareholders’ Equity”) in accordance with US GAAP are set out below;

      a)     Goodwill

      SFAS No 142 “Goodwill and other intangible assets” was issued in June 2001 and supersedes APB Opinion No 17 and its related interpretations. The statement provides new guidance regarding the subsequent accounting for goodwill, after its initial recognition. Goodwill arising from business combinations is not amortised but rather is subject to impairment testing at least annually and more frequently if circumstances warrant. An impairment loss is recognised to the extent that the carrying value of goodwill exceeds the implied fair value of goodwill. SFAS No 142 is effective for the Company for the fiscal year ended 31 December 2002. No impairment loss has been recognised as a result of applying SFAS No 142.

      In the UK GAAP financial statements, goodwill recognised on the acquisition of Independent Network Solutions Ltd has been capitalised and is being amortised on a straight-line basis over 10 years.

      The application of US GAAP with respect to the accounting for goodwill results in an increase to Net Income and Shareholders’ Equity of £1,486,000 in the fiscal year ended 31 December 2002, representing the amortisation charge recognised in the UK GAAP financial statements but reversed for the purpose of the US GAAP financial statements.

      If goodwill was not subject to amortisation, Net Income and Shareholders’ Equity under US GAAP for the fiscal years ended 31 December 2001 and 31 December 2000 would have increased by £1,486,000 and £1,480,000 respectively.

      b)     Preference shares and dividends

      In the UK GAAP financial statements, preference shares are included in shareholders’ funds.

      The application of US GAAP results in the presentation of these redeemable preference shares in a separate classification between debt and shareholders’ equity, known as the “mezzanine” level. This results in a decrease to US GAAP Shareholders’ Equity of £19,000,000 in the fiscal years ended 31 December 2002 and 2001.

      In the UK GAAP financial statements, preference share dividends are deducted from profit on ordinary activities after taxation at the bottom of the profit and loss account.

      Under US GAAP, preference share dividends are charged against retained earnings (i.e. it is not included in the profit and loss account). This results in a decrease of £702,000 to Net Income (net of

Global eXchange Services Limited
Notes
31 December 2002 and 2001

(forming part of the financial statements) — (Continued)

24	Significant differences between United Kingdom and United States generally accepted accounting principles — (Continued)

capital contribution of £1,212,000) in the fiscal year ended 31 December 2002 and an increase of £1,253,000 to Net Income for the fiscal year ended 31 December 2001.

Reconciliation

      The following table summarises the effect on Net Income of differences between UK GAAP and US GAAP for the two years ended 31 December 2002.

Net Income

		Year ended 31
		December

	Reference	2002	2001
	in note 24	£000	£000

Net Income as reported under UK GAAP		9,586	2,596
Significant US GAAP adjustments
— Amortisation of goodwill	a	1,486	—
— Preference share dividends	b	(702)	1,253

Net Income under US GAAP		10,370	3,849

      The following table summarizes the effect on Shareholders’ Equity of differences between UK GAAP and US GAAP at 31 December 2002 and 2001.

Shareholders’ Equity

		As at 31 December

	Reference	2002	2001
	in note 24	£000	£000

Shareholders’ Equity as reported under UK GAAP		36,675	27,089
Significant US GAAP adjustments
— Amortisation of goodwill	a	1,486	—
— Preference shares	b	(19,000)	(19,000)

Shareholders’ Equity under US GAAP		19,161	8,089

      c) SFAS No 95 “Statement of cash flows” Under UK GAAP the group complies with Financial Reporting Standard No 1 “Cash flow statements” (Revised) (“FRS 1”). Under FRS 1 the Company is exempt from the requirement to prepare a cash flow statement. Exemption is on the grounds that it is a wholly owned subsidiary undertaking and its cash flows appear in a consolidated cash flow statement in its ultimate parent company’s financial statements which are available to the public.

      US GAAP cash flow information for the Company is included below for the fiscal years ended 31 December 2002 and 2001.

Global eXchange Services Limited
Notes
31 December 2002 and 2001

(forming part of the financial statements) — (Continued)

24	Significant differences between United Kingdom and United States generally accepted accounting principles — (Continued)

Cash flow statement — US GAAP

	Year ended 31
	December

	2002	2001
	£000	£000

Cash flows from operating activities
Net income (Profit after tax under US GAAP):	10,370	3,849
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortisation	741	2,140
Provision for losses on debtors	249	37
Loss on disposal of fixed assets	52	167
Change in assets and liabilities:
Decrease in debtors	12,683	4,117
(Decrease)/increase in creditors	(913)	283
Decrease in corporation tax debtor	1,741	674
Decrease in deferred tax debtor	79	380
Decrease in other provisions for liabilities and charges	(78)	(707)

Net cash provided by operating activities	24,924	10,940
Cash flows from investing activities:
Capital expenditure	(305)	(623)
Loans to group undertakings	(24,539)	(11,655)
Cash flows from financing activities
Dividends paid	(2,661)	—
Capital contribution received	1,212	—

Net decrease in cash and cash equivalents under US GAAP	(1,369)	(1,338)
Cash and cash equivalents under US GAAP at the beginning of the year	2,044	3,382

Cash and cash equivalents under US GAAP at the end of the year	675	2,044

Supplemental disclosures of cash flow information

	2002	2001
	£000	£000

Net cash received during the year for:
Interest	421	456
Income taxes	309	18

Supplemental schedule of non-cash investing and financing activities

      The Company disposed of fixed assets of Net Book Value of £52,000 in 2002 and £167,000 in 2001 for no cash consideration.

Disclosure of accounting policy

      For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Global eXchange Services Limited
Notes
31 December 2002 and 2001

(forming part of the financial statements) — (Continued)

24	Significant differences between United Kingdom and United States generally accepted accounting principles — (Continued)

      (d)     Debtors falling due after more than one year

      Under UK GAAP, debtors falling due after more than one year are included within current assets in accordance with UK Companies Act 1985 Schedule 4 and have been separately disclosed on the balance sheet in accordance with UITF Abstract 4 “Presentation of long-term debtors in current assets.”

      Under US GAAP, debtors falling due after more than one year are excluded from current assets and included within non current assets. As at 31 December 2002 and 2001, there were debtors falling due after more than one year of £25,406,000 and £4,348,000 respectively.

      Debtors falling due after more than one year includes a 20 year loan of £24,000,000 to Global eXchange Services, Inc. which was drawn down in September 2002. The interest rate per annum on the loan is the sum of LIBOR plus 1%.

      e)     Income tax

      Under SFAS No 109 “Accounting for Income Taxes”, deferred taxes are required to be identified as current or non current based on the underlying balance sheet classification of the asset or liability which gives rise to the deferred tax asset. The non current element of the deferred tax asset as at 31 December 2002 and 2001 is £497,000 and £505,000 respectively, relating to fixed assets.

      SFAS No 109 also requires disclosure of whether income before tax and the tax expense is domestic or foreign. All income before tax and tax expense for the fiscal years ended 31 December 2002 and 2001 is domestic.

25     Companies Act 1985

      The consolidated financial statements do not constitute “statutory accounts” within the meaning of the Companies Act 1985 of Great Britain for any periods presented. Statutory accounts for the years ended December 31, 2002, 2001 and 2000 have been filed with the United Kingdom’s Registrar of Companies. The auditor has reported on these accounts. The reports were unqualified and did not contain statements under Section 237(2) or (3) of the Act.

Global eXchange Services Limited

Consolidated profit and loss account

for the six months ended 30 June

	Note	2003	2002

		£000	£000

		(unaudited)	(unaudited)
Turnover	3	15,271	16,206
Cost of sales		(4,594)	(5,474)

Gross profit		10,677	10,732
Distribution costs		(2,575)	(3,784)
Administrative expenses		(3,567)	(4,322)
Other operating income		185	231

Operating profit		4,720	2,857
Interest receivable and similar income		668	574
Interest payable and similar charges		(4)	—

Profit on ordinary activities before taxation	4	5,384	3,431
Tax on profit on ordinary activities		(1,609)	(1,029)

Profit on ordinary activities after taxation		3,775	2,402
Dividends paid and proposed on preferred shares	5	(682)	(247)

Retained profit for the six months		3,093	2,155
Retained profit brought forward (restated for 2002)		15,675	6,089

Retained profit carried forward		18,768	8,244

The notes on pages F-73 to F-78 form part of these unaudited consolidated financial statements.

Global eXchange Services Limited

Consolidated balance sheet

at 30 June and 31 December

		2003	2003	2002	2002
	Note	£000	£000	£000	£000

		(unaudited)	(unaudited)
Fixed assets
Intangible assets			1,103		1,967
Tangible assets			828		892

			1,931		2,859
Current assets
Debtors: amounts falling due within one year	6	13,184		13,905
Debtors: amounts falling due after more than one year	6	30,488		25,406
Cash at bank and in hand		2,838		675

		46,510		39,986
Creditors: amounts falling due within one year	7	(8,194)		(5,697)

Net current assets			38,316		34,289

Total assets less current liabilities			40,247		37,148
Provisions for liabilities and charges			(479)		(473)

Net assets			39,768		36,675

Capital and reserves
Called up share capital	8		21,000		21,000
Profit and loss account	8		18,768		15,675

Shareholders’ funds
Equity	8		20,768		17,675
Non-equity	8		19,000		19,000

			39,768		36,675

The notes on pages F-73 to F-78 form part of these unaudited consolidated financial statements.

Global eXchange Services Limited

Notes (unaudited)

(forming part of the financial statements)

1  Basis of preparation

      These financial statements are unaudited; however, in the opinion of the management of the Company, all adjustments necessary for a fair presentation have been made. Operating results for the six month period ended 30 June 2003 are not necessarily indicative of the results expected for the full year.

      The unaudited financial statement have been prepared in accordance with the basis of preparation of the Company’s financial statements for the year ended 31 December 2002.

2  Accounting policies

      The accounting policies adopted by the Company have not changed since the Company’s financial statements for the year ended 31 December 2002.

3  Analysis of turnover on ordinary activities before taxation

	2003	2002
	£000	£000

By geographical market
United Kingdom — to third parties	14,934	15,581
United Kingdom — to group undertakings	—	—
Rest of Europe — to third parties	258	313
Other — to third parties	79	312
Other — to group undertakings	—	—

	15,271	16,206

4  Profit on ordinary activities before taxation

	2003	2002
	£000	£000

Profit on ordinary activities before taxation is stated after charging/(crediting):
Auditors’ remuneration:
— audit	27	27
— other services	170	—
Depreciation and amounts written off:
— owned tangible fixed assets	150	151
— goodwill	742	742
— other intangible assets	122	139
Loss on sale of tangible fixed assets	—	2
Foreign exchange losses/(gains)	176	(11)
Operating lease rentals:
— plant and machinery	55	55
— land and buildings	254	430

5  Dividends and other appropriations

	2003	2002
	£000	£000

Non-equity shares:
Interim dividend proposed	682	247

	682	247

Global eXchange Services Limited
Notes (unaudited)

(forming part of the financial statements) — (Continued)

5  Dividends and other appropriations — (Continued)

      The aggregate amount of proposed dividends is £682,000 (2002: £247,000).

6  Debtors

	30 June	31 December
	2003	2002
	£000	£000

Amounts due within one year:
Trade debtors	6,039	7,436
Amounts owed by group undertakings	6,489	5,893
Other debtors	45	63
Prepayments and accrued income	611	513

	13,184	13,905

Amounts due after more than one year:
Deferred tax asset	648	615
ACT recoverable	791	791
Amounts owed by group undertakings	29,049	24,000

	30,488	25,406

7  Creditors: amounts falling due within one year

	30 June	31 December
	2003	2002
	£000	£000

Trade creditors	1,027	466
Amounts owed to group undertakings	1,044	362
Corporation tax	1,233	299
Other taxes and social security	—	41
Accruals and deferred income	4,545	4,251
Other creditors	345	278

	8,194	5,697

8  Reconciliation of movements in shareholders’ funds

	Called-up share	Profit and loss	Shareholders’
	capital	account	funds
	£000	£000	£000

1 January 2003	21,000	15,675	36,675
Retained profit for the six months	—	3,093	3,093

30 June 2003	21,000	18,768	39,768

Global eXchange Services Limited
Notes (unaudited)

(forming part of the financial statements) — (Continued)

8  Reconciliation of movements in shareholders’ funds — (Continued)

      Shareholder’s funds are apportioned as follows:

		2003
	Equity	Non-equity	Total
	£000	£000	£000

Ordinary shares of £1 each	20,768	—	20,768
Preferred shares of £28.50 each	—	19,000	19,000

	20,768	19,000	39,768

9  Contingent liabilities

Employee pension claim

      A solicitor representing 21 employees is currently in discussions with Global eXchange Services Limited over the change in the company pension scheme. When Global eXchange Services Limited was part of the GE group, the employees were part of the GE Pension Plan, under which they were entitled to a final salary pension scheme. As a result of the sale of Global eXchange Services Limited, employees will no longer be able to participate in the GE Pension Plan, and will be part of a defined contribution scheme. Employees will become deferred members of the GE Pensions Plan, with the result that they will only be entitled to a non-reduced GE pension at the age of 65, rather than at 60, when they were full members of the scheme.

      Advice has been sought from external legal and pensions experts, who advise that Global eXchange Services Limited are within their rights to act in this way. At this stage, there is insufficient information available to comment on the outcome, or the financial implications of the action. No provision has been made in respect of this.

Potential arbitration claim

      Global eXchange Services Limited was served with proceedings for arbitration by a software licensee. The customer is claiming £252,000 plus legal fees and costs. The directors’ believe that the claim will not succeed and no provision has been made in respect of this.

10  Significant differences between United Kingdom and United States generally accepted accounting principles

      The Company’s consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United Kingdom (“UK GAAP”), which differ in certain material respects from those applicable in the United States (“US GAAP”). The significant differences and adjustments considered necessary to restate retained profit for the financial year (“Net Income”) and shareholders’ funds (“Shareholders’ Equity”) in accordance with US GAAP are set out below;

          a)  Goodwill

      SFAS No 142 “Goodwill and other intangible assets” was issued in June 2001 and supersedes APB Opinion No 17 and its related interpretations. The statement provides new guidance regarding the subsequent accounting for goodwill, after its initial recognition. Goodwill arising from business combinations is not amortised but rather is subject to impairment testing at least annually and more frequently if circumstances warrant. An impairment loss is recognised to the extent that the carrying value of goodwill exceeds the implied fair value of goodwill. SFAS No 142 was effective for Global eXchange Services Ltd from the fiscal year ended 31 December 2002. No impairment loss has been recognised as a result of applying SFAS No 142.

Global eXchange Services Limited
Notes (unaudited)

(forming part of the financial statements) — (Continued)

10  Significant differences between United Kingdom and United States generally accepted accounting principles — (Continued)

      In the UK GAAP financial statements, goodwill recognised on the acquisition of International Network Services Ltd has been capitalised and is being amortised on a straight-line basis over 10 years.

      The application of US GAAP with respect to the accounting for goodwill results in an increase to Net Income in the six months ended 30 June 2003 and 2002 of £742,000 in both periods and an increase to Shareholders’ Equity of £2,227,000 as at 30 June 2003, representing the amortisation charge recognised in the UK GAAP financial statements but reversed for the purpose of the US GAAP financial statements.

          b)  Preference shares and dividends

      In the UK GAAP financial statements, preference shares are included in shareholders’ funds.

      The application of US GAAP results in the presentation of these redeemable preference share dividends in a separate classification between debt and shareholders’ equity, known as the “mezzanine” level. This results in a decrease to Shareholders’ Equity of £19,000,000 as at 30 June 2003.

      In the UK GAAP financial statements, preference share dividends are deducted from profit on ordinary activities after taxation at the bottom of the profit and loss account.

      Under US GAAP preference share dividends are charged against retained earnings (i.e. it is not included in the profit and loss account). This results in an increase to Net Income under US GAAP for the six months ended 30 June 2003 and 2002 of £682,000 and £247,000, respectively.

Reconciliation

      The following table summarises the effect on Net Income of differences between UK GAAP and US GAAP for the six months ended 30 June 2003 and 2002.

Net Income

		Six months ended
		30 June

	Reference	2003	2002
	in note 10	£000	£000

		(unaudited)	(unaudited)
Net Income as reported under UK GAAP		3,093	2,155
Significant US GAAP adjustments
— Amortisation of goodwill	a	742	742
— Preference share dividends	b	682	247

Net Income under US GAAP		4,517	3,144

Global eXchange Services Limited
Notes (unaudited)

(forming part of the financial statements) — (Continued)

10  Significant differences between United Kingdom and United States generally accepted accounting principles — (Continued)

      The following table summarizes the effect on Shareholders’ Equity of differences between UK GAAP and US GAAP as at 30 June 2003.

Shareholders’ Equity

		As at 30 June
	Reference	2003
	in note 10	£000

		(unaudited)
Shareholders’ Equity as reported under UK GAAP		39,768
Significant US GAAP adjustments
— Amortisation of goodwill	a	2,227
— Preference shares	b	(19,000)

Shareholders’ Equity under US GAAP		22,995

      c)  SFAS No 95 “Statement of cash flows” Under UK GAAP the Company complies with Financial Reporting Standard No 1 “Cash flow statements” (Revised) (“FRS 1”). Under FRS 1 the Company is exempt from the requirement to prepare a cash flow statement.

      Exemption is on the grounds that it is a wholly owned subsidiary undertaking and its cash flows appear in a consolidated cash flow statement in its ultimate parent company’s financial statements which are available to the public.

      US GAAP cash flow information for the Company is included below for the 6 months ended 30 June 2003 and 2002.

Cash flow statement — US GAAP

	Six months ended
	30 June

	2003	2002
	£000	£000

	(unaudited)	(unaudited)
Cash flows from operating activities	8,387	6,922
Cash flows from investing activities:
Capital expenditure	(85)	(68)
Loans to group undertakings	(6,139)	(6,041)
Cash flows from financing activities
Dividends paid	—	(2,661)

Net increase/(decrease) in cash and cash equivalents under US GAAP	2,163	(1,848)
Cash and cash equivalents under US GAAP at the beginning of the period	675	2,044

Cash at cash equivalents under US GAAP at the end of the period	2,838	196

Global eXchange Services Limited
Notes (unaudited)

(forming part of the financial statements) — (Continued)

10  Significant differences between United Kingdom and United States generally accepted accounting principles — (Continued)

Supplemental disclosures of cash flow information

	2003	2002
	£000	£000

Cash received during the period for:
Interest	668	574
Income taxes	399	2,247
Cash paid during the period for:
Income taxes	1,222	798

Supplemental schedule of non-cash investing and financing activities

      There were no non-cash investing and financing activities in the period in 2003 or 2002.

Disclosure of accounting policy

      For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

          (d)  Debtors falling due after more than one year

      Under UK GAAP, debtors falling due after more than one year are included within current assets in accordance with UK Companies Act 1985 Schedule 4 and have been separately disclosed on the balance sheet in accordance with UITF Abstract 4 “Presentation of long-term debtors in current assets”.

      Under US GAAP, debtors falling due after more than one year are excluded from current assets and included within non current assets. As at 30 June 2003 and 31 December 2002, there were debtors falling due after more than one year of £30,488,000 and £25,406,000 respectively.

      Debtors falling due after more than one year includes two 20 year loans of £4,485,000 and £564,000 respectively to Acquisition UK Limited, drawn down in March 2003 and April 2003 respectively. The interest rate per annum on these loans is the sum of LIBOR plus 1%.

          e)  Income tax

      Under SFAS No 109 “Accounting for Income Taxes”, deferred taxes are required to be identified as current or non current based on the underlying balance sheet classification of the asset or liability which gives rise to the deferred tax asset. The non current element of the deferred tax asset as at 30 June 2003 and 31 December 2002 is £470,000 and £497,000 respectively relating to fixed assets.

      SFAS No 109 also requires the disclosure of whether income before tax and the tax expense is domestic or foreign. All income before tax and tax expense for the six months ended 30 June 2003 and 2002 is domestic.

Report of Independent Accountants

To the Board of Directors and Stockholders of Celarix, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Celarix, Inc. and its subsidiaries at June 30, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred losses since inception, and management anticipates that additional financing will be required in the foreseeable future to fund the Company’s operations. These circumstances raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Boston, Massachusetts

May 14, 2003

CELARIX, INC.

Consolidated Balance Sheets

As of June 30, 2002 and 2001

	2002	2001

Assets
Current assets:
Cash and cash equivalents	$4,362,149	$2,773,980
Accounts receivable, net of allowances of $25,153 and $0 at June 30, 2002 and 2001, respectively	1,648,461	1,827,467
Prepaid expenses and other current assets	799,631	510,477
Restricted cash	500,000	—

Total current assets	7,310,241	5,111,924
Property and equipment, net	2,282,158	3,213,215
Goodwill and other intangible assets, net	3,621,276	5,148,924
Restricted cash	125,000	625,000
Deposits and other assets	447,558	396,748

Total assets	$13,786,233	$14,495,811

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$1,260,536	$2,057,319
Accrued expenses	3,681,859	3,767,745
Deferred revenue	3,388,183	2,886,316
Current portion of long-term debt	418,616	888,075
Current portion of obligations under capital lease	395,546	387,754
Other current liabilities	124,053	—

Total current liabilities	9,268,793	9,987,209
Long-term debt, net of current portion	—	418,616
Obligations under capital lease, net of current portion and discount	50,112	448,993
Deferred revenue	1,774,367	648,262
Other long-term liabilities	—	136,813

Total liabilities	11,093,272	11,639,893

Commitments and contingencies (Note 9)
Stockholders’ equity:
Series A-1 convertible preferred stock, $0.001 par value; 555,552 shares authorized, issued and outstanding at June 30, 2002 and 2001, at liquidation value	500,000	500,000
Series A-2 convertible preferred stock, $0.001 par value; 4,440,721 shares authorized; 4,291,665 shares issued and outstanding at June 30, 2002 and 2001, at liquidation value	5,150,000	5,150,000
Series B convertible preferred stock, $0.001 par value; 1,981,133 shares authorized, issued and outstanding at June 30, 2002 and 2001, at liquidation value	5,250,000	5,250,000
Series C convertible preferred stock, $0.001 par value; 5,061,798 shares authorized, issued and outstanding at June 30, 2002 and 2001, at liquidation value	48,795,731	48,795,731
Series D convertible preferred stock, $0.001 par value; 20,729,870 shares authorized; 17,478,985 shares issued and outstanding at June 30, 2002, at liquidation value	17,503,314	—
Common stock $0.001 par value; 77,000,000 shares authorized; 3,338,894 and 3,337,457 shares issued and 3,038,918 and 3,037,481 shares outstanding at June 30, 2002 and 2001, respectively	1,061	1,046
Additional paid-in capital	3,027,182	383,620
Treasury stock, at cost, 299,976 shares at June 30, 2001	—	(300)
Accumulated deficit	(77,534,327)	(57,224,179)

Total stockholders’ equity	2,692,961	2,855,918

Total liabilities and stockholders’ equity	$13,786,233	$14,495,811

The accompanying notes are an integral part of these consolidated financial statements.

CELARIX, INC.

Consolidated Statements of Operations

For the Years Ended June 30, 2002 and 2001

	2002	2001

Revenues	$11,859,486	$3,142,143
Costs and expenses:
Cost of revenues	8,696,758	3,296,413
Research and development	5,059,370	12,345,270
Selling and marketing	6,144,622	9,803,247
General and administrative	9,166,829	12,789,531
Reimbursable expenses	141,015	—

Total costs and expenses	29,208,594	38,234,461

Loss from operations	(17,349,108)	(35,092,318)
Interest income	100,068	1,034,062
Interest expense	(3,041,108)	(618,731)
Other income (expense), net	—	(31,839)

Loss before income taxes	(20,290,148)	(34,708,826)
Provision for income taxes	20,000	—

Net loss	$(20,310,148)	$(34,708,826)

The accompanying notes are an integral part of these consolidated financial statements.

CELARIX, INC.

Consolidated Statements of Stockholders’ Equity

For the Years Ended June 30, 2002 and 2001

	Series A-1		Series A-2		Series B		Series C		Series D
	convertible		convertible		convertible		convertible		convertible
	preferred stock		preferred stock		preferred stock		preferred stock		preferred stock

	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Balance at June 20, 2000	555,552	$500,000	4,291,665	$5,150,000	1,981,133	$5,250,000	5,061,798	$48,795,731
Issuance of warrants in connection with debt financings
Issuance of common stock upon exercise of stock options
Repurchase of common stock
Net Loss

Balance at June 30, 2001	555,552	500,000	4,291,665	5,150,000	1,981,133	5,250,000	5,061,798	48,795,731
Issuance of warrants in connection with debt financings
Retirement of treasury stock
Issuance of convertible preferred stock, net of issuance costs of $155,441									11,487,325	$11,503,314
Issuance of convertible preferred stock upon conversion of notes									5,991,660	6,000,000
Issuance of common stock upon exercise of stock options
Net loss

Balance at June 30, 2002	555,552	$500,000	4,291,665	$5,150,000	1,981,133	$5,250,000	5,061,798	$48,795,731	17,478,985	$17,503,314

[Additional columns below]

[Continued from above table, first column(s) repeated]

				Treasury Stock

	Common stock		Additional
			paid-in		Par	Accumulated
	Shares	Amount	capital	Shares	value	Deficit	Total

Balance at June 20, 2000	3,243,647	$952				$(22,515,353)	$37,181,330
Issuance of warrants in connection with debt financings			$328,481				328,481
Issuance of common stock upon exercise of stock options	93,810	94	55,139				55,233
Repurchase of common stock				299,976	$(300)		(300)
Net Loss						(34,708,826)	(34,708,826)

Balance at June 30, 2001	3,337,457	1,046	383,620	299,976	(300)	(57,224,179)	2,855,918
Issuance of warrants in connection with debt financings			2,799,000				2,799,000
Retirement of treasury stock			(300)	(299,976)	300		—
Issuance of convertible preferred stock, net of issuance costs of $155,441			(155,441)				11,347,873
Issuance of convertible preferred stock upon conversion of notes							6,000,000
Issuance of common stock upon exercise of stock options	1,437	15	303				318
Net loss						(20,310,148)	(20,310,148)

Balance at June 30, 2002	3,338,894	$1,061	$3,027,182	—	$—	$(77,534,327)	$2,692,961

The accompanying notes are an integral part of these consolidated financial statements.

CELARIX, INC.

Consolidated Statements of Cash Flows

For the Years Ended June 30, 2002 and 2001

	2002	2001

Cash flows from operating activities:
Net loss	$(20,310,148)	$(34,708,826)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,942,614	3,296,308
Noncash interest expense relating to issuance of warrants	2,809,852	299,808
Changes in operating assets and liabilities:
Accounts receivable	179,006	(1,392,036)
Prepaid expenses and other current assets	(289,154)	(93,827)
Deposits and other assets	(50,810)	6,756
Accounts payable	(796,783)	(8,264)
Accrued expenses	(85,886)	3,053,707
Deferred revenue	1,627,972	3,369,328
Other liabilities	(12,760)	(59,863)

Net cash used in operating activities	(13,986,097)	(26,236,909)

Cash flows from investing activities:
Purchases of property and equipment	(483,909)	(1,451,863)
Increase in restricted cash	—	(500,000)

Net cash used in investing activities	(483,909)	(1,951,863)

Cash flows from financing activities:
Net proceeds from issuance of convertible preferred stock	11,347,873	—
Proceeds from issuance of notes	6,000,000	—
Proceeds from issuance of common stock	318	55,233
Principal payments on long-term debt	(888,075)	(790,693)
Principal payments on capital lease obligations	(401,941)	(334,857)
Purchase of treasury stock	—	(300)

Net cash provided by (used in) financing activities	16,058,175	(1,070,617)

Net increase (decrease) in cash and cash equivalents	1,588,169	(29,259,389)
Cash and cash equivalents, beginning of year	2,773,980	32,033,369

Cash and cash equivalents, end of year	$4,362,149	$2,773,980

Supplemental cash flow information:
Cash paid for interest	$379,368	$555,920
Supplemental disclosures of noncash investing and financing activities:
Property and equipment acquired under capital leases	$—	$529,090
Warrants issued in connection with debt financings and capital leases	$2,799,000	$328,481
Issuance of preferred stock upon conversion of notes	$6,000,000	$—

The accompanying notes are an integral part of these consolidated financial statements.

CELARIX, INC.

Notes to Consolidated Financial Statements

1.     Organization and Nature of Business

      Celarix, Inc. (the “Company”) was incorporated on August 28, 1998 in the State of Illinois and reincorporated in the State of Delaware on August 18, 1999. The Company’s principal line of business is the design, development, licensing, and support of Internet-based global logistic planning software.

      On February 16, 2000, the Company acquired the common stock of Management Dynamics, Inc. (“MDI”) by issuing 580,913 shares of Series C convertible preferred stock valued at $5,600,000 and paying cash of $1,537,350, including acquisition costs. MDI, incorporated in the State of New Jersey on December 10, 1984, has developed tariff and contract management software for ocean carriers. The acquisition was accounted for as a purchase and the results of operations of MDI have been included in the consolidated financial statements from the date of acquisition (see Note 4).

      The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred losses since inception and has an accumulated deficit of $77.5 million as of June 30, 2002. Management anticipates that additional financing will be required in the foreseeable future to fund the Company’s operations. These circumstances raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in continuing their operations include raising additional funds from new and existing investors and generating additional revenues from product sales. There can be no assurance that the Company will obtain additional financing or generate sufficient product revenues to provide the resources necessary for the Company to continue its operations. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

      The Company is subject to risks common to companies in the industry including, but not limited to new technological innovations, dependence on key personnel, protection of proprietary technology, uncertainty of market acceptance of products, competitive development and the need to obtain additional financing.

2.     Summary of Significant Accounting Policies

Principles of Consolidation

      The consolidated financial statements include the accounts of the Company, MDI, and Celarix International Ltd., its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents

      The Company considers all highly liquid investments with an original maturity at date of purchase of three months or less to be cash equivalents. At June 30, 2002 and 2001, cash equivalents consisted of $3,998,295 and $2,283,228, respectively, in money market funds. These investments are stated at cost plus accrued interest, which approximates fair market value.

Restricted Cash

      In June 2000, the Company obtained a $125,000 letter of credit, secured by cash of the same amount and held in a certificate of deposit, in connection with corporate credit card facilities. During fiscal year 2001, the Company obtained a $500,000 letter of credit, secured by cash of the same amount and held in a certificate of deposit, in connection with obtaining the services of a payroll service provider.

Concentration of Credit Risk

      Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents and trade accounts receivable. The Company invests primarily in highly rated financial institutions. At June 30, 2002 and 2001, two financial institutions held all of the Company’s cash and cash equivalents. Trade accounts receivable result from contracts with customers in the normal

CELARIX, INC.

Notes to Consolidated Financial Statements — (Continued)

course of business. Due to the fact that the Company’s customer base consists of large, multinational corporations, the credit risk associated with trade receivables is generally minimal. To date, the Company has not incurred any significant losses in collecting its trade receivables.

Fair Value of Financial Instruments

      The carrying amounts of the Company’s financial instruments, which include cash equivalents, accounts receivable, accounts payable, long-term debt and capital lease obligations, approximate their fair values. Fair values are based on quoted market prices or assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates, reflecting varying degrees of perceived risk.

Property and Equipment

      Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives. Equipment under capital leases and leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the assets. Maintenance and repairs are charged to expense as incurred; improvements are capitalized. Upon retirement or sale, the cost of the asset disposed of and the related accumulated depreciation are removed from the accounts, with any resulting gain or loss credited or charged to income.

Acquisition-Related Intangible Assets

      Acquisition-related intangible assets result from the Company’s acquisition of MDI, which was accounted for under the purchase method, and consist of the values of identifiable intangible assets, including completed technology and work force, as well as goodwill. Goodwill is the amount by which the cost of acquired net assets exceeded the fair values of those net assets on the date of purchase. Acquisition-related intangible assets are reported at cost, net of accumulated amortization. Identifiable intangible assets are amortized on a straight-line basis over their estimated useful lives of five years for completed technology and three years for work force in place. Goodwill is amortized on a straight-line basis over five years (Note 4).

Long-lived Assets

      The Company periodically evaluates the net realizable value of long-lived assets, including completed technology, work force, goodwill and property and equipment, relying on a number of factors including operating results, business plans, economic projections and anticipated future cash flows. An impairment in the carrying value of an asset is assessed when the undiscounted, expected future operating cash flows derived from the asset are less than its carrying value.

Revenue Recognition

      Revenues primarily consist of application management services revenue, implementation and consulting revenue, customer training and reimbursable expenses.

      Revenues from application management services are derived from recurring monthly fees charged to customers for subscription services and are recognized ratably over the term of each subscription agreement, commencing upon the later of (a) commencement of the subscription period or (b) completion of the related implementation services performed by the Company.

      Application management services provide customers with rights to access the Company’s applications through web sites hosted by the Company as well as customer support services and rights to upgrades. Subscription fees received prior to completion of the related implementation services by the Company are recorded as deferred revenues until completion of the implementation services.

      Revenues from implementation and consulting services sold in connection with application management services are recognized ratably over the term of each subscription agreement, commencing

CELARIX, INC.

Notes to Consolidated Financial Statements — (Continued)

upon completion of the related implementation services performed by the Company. Revenues from additional consulting services sold in connection with application management services that commenced in an earlier period are recognized on a time-and-materials basis as incurred or, if for a fixed fee, upon completion of the consulting service.

      Revenues from customer training and education are recognized as the services are performed. Reimbursable out-of-pocket expenses related to the Company’s implementation and consulting services are recorded as revenues, with the related cost recorded as an offsetting cost of revenues in accordance with EITF Issue No. 01-14, “Income Statement Characterization of Reimbursements Received for ‘Out-of-Pocket’ Expenses Incurred.”

      Deferred revenue consists of amounts billed to and collected from customers for which revenue has not yet been recognized in accordance with the Company’s revenue recognition policies.

Research and Development and Software Development Costs

      Research and development costs are expensed as incurred. Software development costs incurred subsequent to the establishment of technological feasibility and prior to the general release of the product to the public are capitalized. The establishment of technological feasibility and ongoing assessment of recoverability require considerable judgment by the Company with respect to certain external factors including, but not limited to, anticipated future gross revenues, estimated economic life and changes in software and hardware technologies. Costs eligible for capitalization during the years ended June 30, 2002 or 2001 were not material.

Accounting for Stock-Based Compensation

      Employee stock awards under the Company’s compensation plans are accounted for using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Accordingly, no compensation expense is recorded for options issued to employees and directors in fixed amounts and with fixed exercise prices at least equal to the fair market value of the Company’s common stock at the date of grant. The Company provides the disclosures required by Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). Stock-based awards to nonemployees are recorded at fair value and accounted for under the provisions of SFAS 123, as amended, and Emerging Issues Task Force Issue No. 96-18 (“EITF 96-18”).

      No compensation expense was recognized for grants of stock options to employees during the years ended June 30, 2002 and 2001. Had compensation cost been determined based on the fair value of the options granted to employees at the grant date consistent with the provisions of SFAS 123, the Company’s net losses for the years ended June 30, 2002 and 2001 would not have been materially different from the net losses reported.

Advertising Costs

      Advertising costs are expensed as incurred. Advertising costs were approximately $34,000 and $703,000 for the years ended June 30, 2002 and 2001, respectively.

Comprehensive Loss

      For the years ended June 30, 2002 and 2001, comprehensive loss was equal to the reported net loss.

Income Taxes

      Income taxes are accounted for under the liability method. Under this method, deferred tax assets and liabilities are recorded based on temporary differences between the financial statement amounts and the tax bases of assets and liabilities, measured using enacted tax rates in effect for the year in which the

CELARIX, INC.

Notes to Consolidated Financial Statements — (Continued)

differences are expected to reverse. The Company periodically evaluates the realizability of its net deferred tax assets and records a valuation allowance against net deferred tax assets when it is more likely than not that all or a portion of the deferred tax asset will not be realized.

Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

      In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Accounting Standard No. 142 (“SFAS 142”), “Goodwill and Other Intangible Assets.” SFAS 142 superseded APB Opinion No. 17, “Intangible Assets,” and became effective for the Company on July 1, 2002. SFAS 142 addresses how acquired goodwill and other intangible assets should be accounted for in financial statements subsequent to their initial recognition. The provisions of SEAS 142 (1) prohibit the amortization of goodwill and indefinite-lived intangible assets, (2) require that goodwill and indefinite-lived intangible assets be tested annually for impairment, (3) require that reporting units be identified for the purposes of assessing potential future impairments of goodwill, and (4) remove the forty-year limitation on the amortization period of intangible assets that have finite lives. Additionally, SFAS 142 provides guidance about how to determine and measure goodwill impairment and requires disclosure of information about goodwill and other intangible assets in the years subsequent to their acquisition. In connection with the adoption of SFAS 142 subsequent to year-end, the Company reclassified to goodwill $148,998 of previously recorded acquired workforce included in acquired intangible assets at July 1, 2002 and ceased amortizing goodwill at that time.

      In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”), which nullifies EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, whereas EITF No. 94-3 had allowed the liability to be recorded at the commitment date of an exit plan. The provisions of SFAS 146 are effective for exit or disposal activities initiated after December 31, 2002. The Company expects that the adoption of this standard will not have a material impact on its financial position or results of operations.

      In November 2002, the Emerging Issues Task Force of the FASB reached a consensus on Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”). For revenue arrangements with multiple deliverables, EITF 00-21 requires that those deliverables be divided into separate units of accounting if the deliverables meet certain defined criteria. Arrangement consideration is to be allocated among the separate units of accounting based on their relative fair values, and revenue recognition decisions should be considered separately for each separate unit of accounting. EITF 00-21 is effective for all arrangements entered into in fiscal periods beginning after June 15, 2003, with early adoption permitted. The Company believes that the application of EITF 00-21 will not have a material impact on its financial position or results of operations as its existing revenue recognition policies are substantially consistent with the guidance provided by EITF 00-21.

      In November 2002, the FASB issued Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” which clarifies disclosure, recognition and measurement requirements related to certain guarantees. The disclosure requirements are effective for financial statements issued after December 15, 2002; the recognition and

CELARIX, INC.

Notes to Consolidated Financial Statements — (Continued)

measurement requirements are effective on a prospective basis for guarantees issued or modified after December 31, 2002. The Company expects that the application of FIN 45 will not have a material impact on its financial position or results of operations.

      In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123” (“SFAS 148”). SFAS 148 provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation as originally provided by SFAS No. 123, “Accounting for Stock-Based Compensation.” Additionally, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosure in financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. The transitional requirements of SFAS 148 will be effective for all financial statements for fiscal years ending after December 15, 2002. The Company expects that adoption of this standard will have no impact on its consolidated financial position or results of operations.

      In December 2002, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). In general, a variable interest entity is a corporation, partnership, trust or other legal structure used for business purposes that either (a) does not have equity investors with characteristics of a controlling financial interest or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans or receivables, real estate or other property. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. Additionally, companies with significant investments in variable interest entities, even if not required to consolidate the variable interest entity, have enhanced disclosure requirements. The Company does not expect the adoption of FIN 46 will have a material impact on its financial position or results of operations.

3.     Property and Equipment

      Property and equipment consisted of the following:

		June 30,
	Estimated useful
	life (years)	2002	2001

Purchased software	3	$1,347,500	$1,210,868
Computer equipment	3	2,678,362	2,459,364
Furniture and office equipment	7	1,355,134	1,239,171
Leasehold improvements	Shorter of lease term or 5 years	556,149	543,833

		5,937,145	5,453,236
Less: accumulated depreciation and amortization		(3,654,987)	(2,240,021)

		$2,282,158	$3,213,215

      Total depreciation and amortization expense on property and equipment amounted to $1,414,966 and $1,820,882 for the years ended June 30, 2002 and 2001, respectively. Included in computer equipment and furniture and office equipment are equipment obtained under capital leases, which amounted to $1,084,921 at June 30, 2002 and 2001. Amortization expense on equipment held under capital lease was $326,283 and $330,080 for the years ended June 30, 2002 and 2001, respectively. Accumulated amortization on equipment from capital leases amounted to $811,625 and $485,342 at June 30, 2002 and 2001, respectively.

CELARIX, INC.

Notes to Consolidated Financial Statements — (Continued)

4.     Business Acquisition

      On February 16, 2000, the Company acquired all of the common stock of Management Dynamics, Inc. (“MDI”). The purchase price of $7,137,350 was comprised of $1,450,000 in cash, the issuance of 580,913 shares of Series C convertible preferred stock valued at $5,600,000, and acquisition-related expenses of $87,350. The acquisition was accounted for as a purchase.

      The purchase price was allocated to the acquired assets and assumed liabilities, based on their fair values at the date of acquisition, as follows:

Net tangible liabilities assumed	$(52,222)
Intangible assets acquired:
Completed technology	440,000
Work force	673,000
Goodwill	6,076,572

Total	$7,137,350

      Amortization expense associated with acquired intangible assets for each of the years ended June 30, 2002 and 2001 amounted to $1,527,648. The accumulated amortization and carrying values of the acquired intangible assets consisted of the following at June 30, 2002 and 2001:

	2002		2001

	Accumulated	Carrying	Accumulated	Carrying
	amortization	value	amortization	value

Completed technology	$205,552	$234,448	$117,552	$322,448
Work force	524,002	148,998	299,669	373,331
Goodwill	2,838,742	3,237,830	1,623,427	4,453,145

	$3,568,296	$3,621,276	$2,040,648	$5,148,924

5.     Accrued Expenses

      Accrued expenses consisted of the following at June 30, 2002 and 2001:

	June 30,

	2002	2001

Payroll, commissions and benefits	$1,367,113	$892,143
Professional fees	691,608	199,476
Litigation settlement (Note 9)	—	1,250,000
Software license fees (Note 10)	1,375,000	1,375,000
Other	248,138	51,126

	$3,681,859	$3,767,745

6.     Debt

Bridge Financing

      In August and October 2001, the Company received an aggregate of $6,000,000 upon issuance of convertible notes and warrants (see Note 7) to certain holders of the Company’s preferred stock. If not converted to shares of the Company’s securities, the principal and accrued interest (at a rate per year equal to the applicable federal rate, which approximated 4%) were due upon the earliest to occur of June 30, 2002, a change in control of the Company, or a subsequent equity financing by the Company, as defined. Prior to June 15, 2002, the principal amounts of the notes and accrued interest were convertible, at the option of the holder, into (1) shares of Series C Preferred at a conversion price of $9.64 per share

CELARIX, INC.

Notes to Consolidated Financial Statements — (Continued)

or (2) shares of the Company’s securities issued in a subsequent equity financing at the price per share paid by the participants in that subsequent equity financing. In January 2002, the outstanding principal of the notes was converted into 5,991,660 shares of Series D Preferred and accrued interest of $72,668 was paid in cash to the holders. If a subsequent equity financing had not occurred by June 15, 2002, the principal amounts of the notes were convertible, at the option of the holder, into shares of Series D preferred stock at a conversion price of $1.00 per share.

Long-Term Debt

      In fiscal year 2000, the Company entered into a subordinated loan and security agreement (the “Subordinated Loan Agreement”) with a commercial lender (the “Commercial Lender”) to borrow, during the one-year period beginning September 1999, up to $2,500,000 in minimum installments of $250,000 each at an interest rate of 12% per year, which is fixed at the time of the advance. The outstanding principal amount of each advance, together with interest, is due and payable in 36 equal monthly installments. If the Company has not repaid the outstanding principal amount of the debt incurred by the maturity date, then for each additional month, or portion thereof, thereafter that the outstanding principal balance is not paid, the Commercial Lender shall have the right to purchase from the Company, at an exercise price of $2.65 per share, an additional number of shares of Series A-2 Preferred stock, which shall be determined by multiplying the outstanding principal amount which is due but unpaid by 2% and then dividing the result by $2.65. The total number of shares to be issued shall not exceed that amount purchasable based on an aggregate purchase price of $350,000. Borrowings under the Subordinated Loan Agreement are collateralized by all of the Company’s assets other than its intellectual property. The Subordinated Loan Agreement prohibits the Company from paying dividends and contains certain non-financial covenants, one of which the Company was not in compliance with at June 30, 2002.

      As of June 30, 2002 and 2001, the Company had net borrowings outstanding in the amounts of $418,616 and $1,306,691 under the Subordinated Loan Agreement. Repayments of principal during fiscal 2002 and fiscal 2001 totaled $888,075 and $790,693, respectively.

      Future minimum payments under the Subordinated Loan Agreement are as follows:

Year ending June 30, 2003	$432,072
Less amount representing interest	(13,456)

Present value of minimum payments	$418,616

7.     Stockholders’ Equity

Convertible Preferred Stock

      In September 1998, the Company sold 555,552 shares of Series A-1 Convertible Preferred Stock (“Series A-1 Preferred”) to investors for $0.90 per share for total proceeds of $500,000, less $16,872 of issuance costs. In March 1999, the Company sold 4,291,665 shares of Series A-2 Convertible Preferred Stock (“Series A-2 Preferred”) to new and existing investors for $1.20 per share for total proceeds of $5,150,000, less $23,499 of issuance costs. In September 1999, the Company sold 1,981,133 shares of Series B Convertible Preferred Stock (“Series B Preferred”) to new and existing investors for $2.65 per share for total proceeds of $5,250,000, less $32,654 of issuance costs, In January 2000, the Company sold 4,480,885 shares of Series C Convertible Preferred Stock (“Series C Preferred”) to new and existing investors for $9.64 per share for total proceeds of $43,195,731, less $81,574 of issuance costs. In January and April 2002, the Company sold an aggregate of 17,478,985 shares of Series D Convertible Preferred Stock (“Series D Preferred”) at approximately $1.00 per share for gross proceeds of $17,503,314, excluding $155,441 of issuance costs.

CELARIX, INC.

Notes to Consolidated Financial Statements — (Continued)

      The convertible preferred stock has the following characteristics:

Voting

      The holders of Series A-1, A-2, B, C and D Preferred are entitled to vote, together with the holders of common stock, as a single class on all matters submitted to a vote of the Company’s stockholders. At any time when shares of Preferred Stock are outstanding, without the affirmative vote or consent of the holders of at least two-thirds of the then outstanding Series C and Series D Stock consenting or voting as a separate class on an as-if-converted basis, the Company may not sell, transfer or merge substantially all of its assets, create any security or obligation convertible into preferred stock, change dividend rights, amend the restated certificate of incorporation or bylaws, reduce amounts payable to preferred holders, pay dividends, increase the authorized number of shares, increase or decrease the size of the Company’s Board of Directors, or change the number of shares reserved for issuance under the Company’s stock options plans.

Dividends

      Holders of Series A-1, A-2, B, C and D Preferred are entitled to receive, out of funds legally available, the same dividends received by the holders of shares of common or other capital stock when and if declared by the Board of Directors.

Liquidation Preference

      In the event of any liquidation, dissolution or winding-up of the Company, the holders of Series D Preferred are entitled to receive, prior to and in preference to holders of common stock, Series A-1 Preferred, A-2 Preferred, Series B Preferred and Series C Preferred, an amount equal to $1.00 per share plus all declared and unpaid dividends. If, upon such liquidation, distribution or winding-up, the assets to be distributed among the holders of the Series D Preferred are insufficient to permit payment in full to those holders of their liquidation payments, then the entire assets of the Company shall be distributed pro rata among the holders of the Series D Preferred. If, after payment in full of the Series D liquidation payment to all holders of Series D Preferred, there remain assets of the available for distribution, the holders of the shares of Series C Preferred shall be entitled to be paid, prior to any payments to the holders of common stock, Series A-1 Preferred, Series A-2 Preferred or Series B Preferred, an amount equal to $9.64 for each outstanding share of Series C plus all declared and unpaid dividends, up to an aggregate of $15,000,000. If, upon such liquidation, distribution or winding-up, the assets to be distributed among the holders of the Series C Preferred are insufficient to permit payment in full to those holders of their liquidation payments, then the entire remaining assets of the Company shall be distributed pro rata among the holders of the Series C Preferred. After payment in full to the holders of Series D Preferred and Series C Preferred as described above, the remaining assets of the Company available for distribution shall be distributed ratably among the holders of the preferred stock and common stock, with each share of such series of preferred stock being deemed to be equal to the number of shares of common stock into which each such share of preferred stock is then convertible.

      The consolidation or merger of the Company into or with any other entity or entities or any other transaction which results in the exchange of outstanding shares of the Company in which the stockholders of the Company as of immediately prior to the merger or consolidation own less than 50% of the voting shares of the surviving entity as of immediately after such merger or consolidation shall be deemed to be a liquidation of the Company.

Conversion

      Each share of Series A-1, A-2, B, C or D Preferred may be converted at any time, at the option of the stockholder, into shares of common stock, subject to the applicable conversion rates, as defined. As of June 30, 2002, based on the applicable conversion rates, each share of Series A-1, A-2, B and D Preferred

CELARIX, INC.

Notes to Consolidated Financial Statements — (Continued)

was convertible into one share of common stock, and each share of Series C Preferred was convertible into 2.454 shares of common stock. The conversion rates are subject to adjustment for stock splits, stock dividends and certain other changes in capital. In addition, the conversion rates for the Series C Preferred and Series D Preferred are subject to adjustments that provide protection to the holders against dilution.

      All outstanding shares of convertible preferred stock are automatically convertible into common stock upon the closing of an initial public offering in which the share price to the public is at least $3.00 per share and in which the gross proceeds equal or exceed $25,000,000, subject to adjustment for stock splits, stock dividends or other defined events. In addition, all outstanding shares of preferred stock are automatically convertible into common stock if so voted by the holders of at least two-thirds of the then outstanding shares of Series D Preferred.

Common Stock

      Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders. Common stockholders are entitled to receive dividends if and when declared by the Board of Directors, provided also that the consent of the holders of at least two-thirds of the Series C and Series D Preferred has been given. At June 30, 2002, the Company had 49,741,128 shares of its common stock reserved for issuance upon the conversion of the preferred stock, the exercise of outstanding warrants, and the issuance of common stock in connection with the Company’s equity incentive programs.

Restricted Stock Agreements

      The Company has entered into stock restriction agreements with certain employee stockholders, which provide that, in the event these individuals are no longer employed by the Company prior to August 31, 2002, the Company has the right to repurchase a percentage of the shares at their original issuance price. If employment were terminated prior to August 31, 1999, 50% of the shares would have been subject to the purchase option. Thereafter, the number of shares subject to the purchase option shall decrease by approximately 1.39% for the following thirty-six months. During the year ended June 30, 2002, the Company repurchased no shares of common stock. At June 30, 2002, 49,155 shares of common stock were subject to repurchase by the Company at a price of $0.001 per share.

      At June 30, 2002, the Company’s outstanding common stock is subject to certain restrictions as to sale or transfer. The Company and its stockholders are entitled to a right of first refusal on shares offered for sale at the then-current fair market value.

Warrants

      In connection with the issuance of notes in the bridge financing (see Note 6), the Company issued warrants (the “Original Warrants”) to purchase a variable number of shares of a series of the Company’s preferred stock. The warrants had an exercise price of $0.01 per share and permitted the purchase of that aggregate number of shares of preferred stock as determined by dividing $4,500,000 by the price per share at which the related notes were converted into that series of preferred stock in connection with a subsequent equity financing. The fair value ascribed to the warrants at date of issuance was $2,799,000 and was recorded as a discount on the notes payable. The discount was accreted over the term of the debt, resulting in additional interest expense of $2,799,000 during the year ended June 30, 2002. The warrants were immediately exercisable and were to expire upon the earliest to occur of August 10, 2006, the closing of a qualified initial public offering of the Company’s stock, a change in control of the Company, as defined, the repayment in full of the related notes, or the conversion of the notes into Series D Preferred.

      Upon conversion of the related notes to Series D Preferred in January 2002, the Original Warrants were cancelled and replaced with new warrants (the “Replacement Warrants”) that entitle the holder to purchase an aggregate of 2,396,664 shares of Series D Preferred at an exercise price of $0.01 per share. The warrants were immediately exercisable and expire upon the earliest to occur of August 10, 2006, the

CELARIX, INC.

Notes to Consolidated Financial Statements — (Continued)

closing of a qualified initial public offering of the Company’s stock, or a change in control of the Company, as defined. Since the fair value of the Replacement Warrants at date of grant was lower than the fair value of the Original Warrants as measured immediately prior to issuance of the Replacement Warrants, no additional value was ascribed to the Replacement Warrants.

      In connection with the Subordinated Loan Agreement (Note 6) and the Lease Agreement with the Commercial Lender in September 1999, the Commercial Lender received warrants to purchase 149,056 shares of Series A-2 convertible preferred stock at a price of $2.65 per share, subject to certain antidilution adjustments. These warrants will convert into warrants to purchase common stock if the preferred stock is converted to common, or upon completion of a qualified public offering defined as a public offering of common shares to the public of at least $3.00 per share in which gross proceeds shall be at least $25,000,000. The warrants were exercisable immediately, and expire upon the earlier of seven years from the date of issue or three years from the effective date of a qualified public offering. Using the Black-Scholes option pricing model, the fair value of the warrants was determined to be $290,660 at date of issuance. The warrant value was recorded as a deferred financing cost, which was amortized to interest expense over the term that borrowings were permitted under the credit facility. Non-cash interest expense of $290,660 was recorded during the year ended June 30, 2001 in connection with this warrant.

      In August 2000, in connection with the Lease Agreement with the Commercial Lender, the Company issued a warrant to purchase 31,120 shares of its common stock at a price of $1.75. The warrant is subject to certain antidilution rights and may be exercised, in whole or in part, on or before the earlier of August 25, 2007 or three years from the effective date of the Company’s initial public offering. The value ascribed to this warrant upon its issuance, utilizing the Black-Scholes option pricing model, was $37,821 and was recorded as a discount to the related capital lease obligations. The discount is being amortized over the 42-month term of the capital lease, resulting in interest expense of $10,852 and $9,148 for the years ended June 30, 2002 and 2001, respectively.

8.     Stock Option Plans

      The Company maintains three stock option plans that provide for the issuance of incentive and nonqualified stock options, stock awards and stock purchase rights for the purchase of up to 10,729,745 shares of the Company’s common stock by officers, employees, consultants and directors of the Company. The Board of Directors is responsible for administration of the 1998 Plan. The Board determines the term of each option, the option exercise price, the number of shares for which each option is granted, and the rate at which each option is exercisable. Incentive stock options may be granted to any employee at an exercise price per share of not less than the fair value per common share on the date of the grant (less than 110% of fair value in the case of holders of more than 10% of the Company’s voting stock) and with a term not to exceed ten years from the date of the grant (five years for incentive stock options granted to holders of more than 10% of the Company’s voting stock). Nonqualified stock options may be granted to any officer, employee, consultant or director at an exercise price per share of not less than the book value per share. Options generally vest over a four-year period. The Board of Directors may accelerate the vesting of awards in whole or in part.

CELARIX, INC.

Notes to Consolidated Financial Statements — (Continued)

      A summary of the activity of the Company’s stock option plans for the years ended June 30, 2002 and 2001 is presented below:

	2002		2001

		Weighted-		Weighted-
		average		average
		exercise		exercise
		price per		price per
	Shares	share	Shares	share

Outstanding at beginning of period	4,337,317	$0.95	3,044,901	$0.97
Granted	2,547,264	0.33	3,159,557	1.12
Exercised	(1,437)	0.22	(93,810)	0.59
Canceled	(2,891,803)	0.85	(1,773,331)	1.34

Outstanding at end of period	3,991,341	$0.63	4,337,317	$0.95

Options exercisable at end of period	1,740,762	$0.82	948,769	$0.93

Options available for future grant	6,443,959		219,675

Weighted-average fair value of options granted during the period	$0.06		$0.23

      The following table summarizes stock options outstanding at June 30, 2002:

		Weighted-
		average	Weighted-		Weighted-
Range of	Outstanding	remaining	average	Exercisable	average
exercise	as of	contractual life	exercise	as of	exercise
price	June 20, 2002	(in years)	price	June 30, 2002	price

$0.09-0.17	251,763	6.4	$0.09	194,153	$0.09
0.18-0.30	1,734,984	6.5	0.29	167,177	0.20
0.37-0.52	1,154,955	2.4	0.47	787,993	0.46
1.40-1.75	849,639	2.7	1.71	591,439	1.70

$0.09-1.75	3,991,341	4.5	$0.63	1,740,762	$0.82

      The fair value of each option grant to employees was estimated on the date of the grant using the minimum value method, which does not consider expected volatility of the underlying stock, with the following assumptions for grants in fiscal years 2002 and 2001, respectively: no dividend yield, weighted average risk-free interest rate of 4.15% and 4.56%, and weighted average expected lives of four years.

      Had compensation cost for these awards been determined based on the fair value at the date of grant consistent with the method prescribed by SFAS No. 123, the Company’s net losses would not have been materially different from the amounts reported.

      During the year ended June 30, 1999, the Company granted options to purchase 11,500 shares of common stock to consultants and advisors. Compensation expense related to these options for the years ended June 30, 2002 and 2001, utilizing the Black-Scholes model, was immaterial.

9.     Commitments and Contingencies

Litigation

      As of June 30, 2001, the Company was a defendant in a lawsuit brought by a competitor (the “Plaintiff”) in which the Plaintiff alleged that the Company and three former employees of the Plaintiff misappropriated trade secrets, aided and abetted breaches of fiduciary duties, and committed unfair and deceptive acts and practices. After filing of counterclaims against the Plaintiff and without any admission of liability or wrongdoing on their part, the Company and the other defendants ultimately negotiated a

CELARIX, INC.

Notes to Consolidated Financial Statements — (Continued)

settlement with the Plaintiff that was announced in May 2002. The settlement resulted in a cash payment from the Company to the Plaintiff of $l,250,000 during fiscal 2002. The Company recorded this settlement amount as a charge in its statement of operations (included in general and administrative expenses) for the year ended June 30, 2001, based on the resolution of this contingency existing at June 30, 2001.

      In February 2002, a complaint was filed against the Company by two former stockholders of Management Dynamics, Inc. (“MDI”), which at the time was a wholly owned subsidiary of the Company. The complaint alleged fraud and breach of employment agreements arising out of the Company’s acquisition of MDI in February 2000. In connection with the Company’s sale of MDI in October 2002 (see Note 13), a settlement was reached and the complaint was dismissed without prejudice.

Operating and Capital Leases

      In fiscal year 2000, the Company entered into a master lease agreement (the “Lease Agreement”) with the Commercial Lender. Pursuant to the Lease Agreement, the Commercial Lender agreed to lease to the Company certain equipment specifically approved by the Commercial Lender, during the one-year period beginning in September 1999, up to an aggregate purchase price of $1,000,000. The term of the lease is 42 months, and the Company will have the option at the expiration of the initial term of the equipment to purchase all, but not less than all, of the equipment for a purchase price not to exceed 15% of the equipment cost. Borrowings under this agreement are payable in equal monthly installments of principal and interest (at a rate of 7.6% per year), with payments being applied first to interest and the remainder to principal, and are accounted for as capital leases. During the years ended June 30, 2001 and 2000, the Company financed $262,435 and $737,274 of asset purchases under these capital leases. As of June 30, 2002 and 2001, aggregate capital lease obligations under this facility totaled $352,340 and $666,707.

      In September 2000, the Company entered into a lease agreement for the purchase of software with an aggregate purchase price of $266,655. The term of the lease is 36 months, and the lease is accounted for as a capital lease. As of June 30, 2002 and 2001, the Company had outstanding borrowings under this lease of $111,139 and $198,713, respectively, with an interest rate of 8.6%.

      The Company also leases its office facilities under noncancelable operating leases which expire at various dates through fiscal year 2007. Future minimum obligations under noncancelable operating leases and capital leases at June 30, 2002 are as follows:

	Operating	Capital
Fiscal year ending	Leases	Leases

2003	$822,561	$399,000
2004	833,127	89,531
2005	843,692	—
2006	801,926	—
2007	86,467	—

	$3,387,773	488,531

Less amounts representing interest		(25,052)

Present value of minimum lease payments		463,479
Less discount related to warrant issuance		(17,821)
Less amounts due within one year		(395,546)

Capital lease obligations, net of discount and current portion		$50,112

CELARIX, INC.

Notes to Consolidated Financial Statements — (Continued)

      Rent expense under operating leases for the years ended June 30, 2002 and 2001 was $837,652 and $808,995, respectively, net of sublease income of $176,334 and $414,330.

Guarantees and Indemnification Obligations

      As permitted under Delaware law, the Company has agreements whereby the Company indemnifies its officers and directors for certain events or occurrences while the officer or director is, or was, servicing at the Company’s request in such capacity. The term of the indemnification period is for the officer’s lifetime. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has Director’s and Officer’s insurance coverage that limits its exposure and enables it to recover a portion of any future amounts paid.

      The Company enters into standard indemnification agreements in the ordinary course of business. Pursuant to these agreements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified party for losses suffered or incurred by the indemnified party, generally the Company’s business partners or customers, in connection with any U.S. patent, or any copyright or other intellectual property infringement claim by any third party with respect to the Company’s products. The term of these indemnification agreements is generally perpetual any time after execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited.

      The Company warrants that its software products will perform in all material respects in accordance with its standard published specifications in effect at the time of delivery of the licensed products to the customer for the life of the product. Additionally, the Company warrants that its maintenance services will be performed consistent with generally accepted industry standards through completion of the agreed-upon services.

      Based on historical experience and information known as of June 30, 2002, the Company has not recorded any liabilities for the above guarantees and indemnifications.

10.     Software License

      In December 2000, the Company entered into an agreement with a software vendor under which the Company obtained a nonexclusive license to resell certain software in exchange for nonrefundable fees of $2,000,000 to be paid over a two-year period. As the arrangement was noncancelable, the Company recorded an intangible asset and a liability for the full amount of the obligation at that date. By June 30, 2001, the Company’s sales and marketing activities associated with this licensed software were unsuccessful, and the Company was unable to assign its rights under the agreement to a third party. As a result, the Company concluded that the asset was impaired and recorded a charge to general and administrative expenses of $2,000,000 in fiscal 2001. As of June 30, 2001, the Company had made payments totaling $625,000, such that $1,375,000 of remaining minimum fees was recorded in accrued expenses. No payments were made by the Company in fiscal 2002. In April 2003, the Company negotiated a settlement with the software vendor, whereupon the Company paid $100,000 and was released from its obligations to make any further payments.

11.     Income Taxes

      No U.S. federal income tax provision or benefit has been provided as the Company has incurred losses since inception. For the year ended June 30, 2002, the recorded tax provision represents state income taxes payable currently.

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A full valuation allowance for the net deferred tax assets has been provided due to the

CELARIX, INC.

Notes to Consolidated Financial Statements — (Continued)

uncertainty surrounding the realization of these assets. Components of the net deferred tax asset at June 30, 2002 and 2001 are as follows:

	2002	2001

Net operating loss	$24,045,446	$16,681,594
Start-up costs	3,203,783	3,668,823
R&D credit carryforwards	1,182,807	895,776
Other temporary differences	1,117,430	402,159

	29,549,466	21,648,352
Valuation allowance	(29,549,466)	(21,648,352)

Net deferred tax asset	$—	$—

      At June 30, 2002, the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $59,800,000 and $59,300,000, respectively, which begin to expire in 2019 and 2004, respectively. At June 30, 2002, the Company also has available research and development credits for federal and state income tax purposes of approximately $817,000 and $555,000, respectively, which begin to expire in 2019 and 2014, respectively.

      Ownership changes resulting from the Company’s issuance of capital stock may limit the amount of net operating loss carryforwards that can be utilized annually to offset future taxable income as defined in the Internal Revenue Code. The amount of annual limitation is determined based on the Company’s value immediately prior to the ownership change. Subsequent changes in ownership could further affect the limitation in the future.

12.     Employee Benefit Plan

      In November 2000, the Company established a retirement savings plan under Section 401(k) of the Internal Revenue Code (the “401(k) Plan”). The 401(k) Plan covers substantially all employees of the Company who meet minimum age and service requirements, and allows participants to defer a portion of their annual compensation on a pre-tax basis, subject to statutory and plan limits. The Company does not contribute to the 401(k) Plan.

13.     Subsequent Event

      On October 9, 2002, the Company sold the assets and liabilities of its MDI division to MDI’s original founders and management for aggregate consideration of $4,850,000, of which $4,750,000 was paid in cash and remainder will be paid on October 9, 2003. In connection with this disposal, the Company repurchased for $750,000 in cash 580,913 shares of the Company’s Series C Preferred stock that the acquirers held in connection with the Company’s purchase of MDI in February 2000.

CELARIX, INC.

Condensed Consolidated Balance Sheets

(Unaudited)

	June 30, 2002	March 31,
	(1)	2003

		(unaudited)
Assets
Current assets:
Cash and cash equivalents	$4,362,149	1,915,949
Trade receivables	1,648,461	1,121,416
Prepaid expenses and other current assets	799,631	123,727
Restricted cash	500,000	—

Total current assets	7,310,241	3,161,092
Property and equipment, net	2,282,158	1,197,840
Goodwill and other intangible assets, net	3,621,276	—
Restricted cash	125,000	—
Deposits and other assets	447,558	200,200

Total Assets	$13,786,233	4,559,132

Liabilities and Stockholders’s equity
Current liabilities:
Accounts payable	1,260,536	347,078
Accrued expenses	3,681,859	1,735,363
Deferred revenue	3,388,183	1,694,661
Current portion of long-term debt	418,616	—
Current portion of obligations under capital lease	395,546	134,157
Other current liabilities	124,053	—

Total current liabilities	9,268,793	3,911,259
Long-term debt, net of current portion	—	—
Obligations under capital lease, net of current portion and discount	50,112	—
Deferred revenue	1,774,367	—

Total liabilities	11,093,272	3,911,259

Total stockholder’s equity	2,692,961	647,873

Total Liabilities and Stockholders’s Equity	$13,786,233	4,559,132

(1)	Amounts are derived from June 30, 2002 audited consolidated financial statements

CELARIX, INC.

Condensed Consolidated Statements of Operations
(Unaudited)

	Nine months ended March 31,

	2002	2003

Revenues	$8,987,445	$6,644,520
Costs and expenses:
Cost of revenues	6,395,173	2,889,231
Research and development	4,006,631	2,283,037
Selling and marketing	5,092,103	2,117,268
General and administrative	6,704,888	3,114,161
Reimbursable expenses	84,226	—

Total costs and expenses	22,283,021	10,403,697

Loss from operations	(13,295,576)	(3,759,177)
Other income, net	75,010	244,089
Other expense, net	(3,017,441)	(43,519)

Loss before income taxes	(16,238,007)	(3,558,607)
Provision for income taxes	15,000	—

Net loss	$(16,253,007)	$(3,558,607)

CELARIX, INC.

Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Nine months ended March 31,

	2002	2003

Cash flows from operating activities:
Net loss	$(16,253,007)	$(3,558,607)
Adjustments to reconcile net loss to net cash used in operating activities	6,102,612	(2,032,597)

Net cash used in operating activities	(10,150,395)	(5,591,204)
Net cash provided by (used in) investing activities	(499,040)	3,875,121
Cash flows from financing activities:
Proceeds from the issuance of convertible preferred stock	17,347,873	—
Payments on long-term debt	(575,489)	(418,616)
Proceeds from exercise of common stock options	318
Payments on capital lease obligations	(311,606)	(311,501)

Net cash provided by (used in) financing activities	16,461,096	(730,117)

Net increase (decrease) in cash and cash equivalents	5,811,661	(2,446,200)
Cash and cash equivalents, beginning of year	2,773,980	4,362,149

Cash and cash equivalents, end of period	$8,585,641	$1,915,949

CELARIX, INC.

Notes to Unaudited Condensed Consolidated Financial Statements

Nine months ended March 31, 2002 and 2003

(1) Organization and Nature of Business

      Celarix, Inc. (the “Company”) was incorporated on August 28, 1998 in the State of Illinois and reincorporated in the State of Delaware on August 18, 1999. The Company’s principle line of business is the design, development, licensing and support of Internet-based global logistic planning software.

      The accompanying condensed consolidated financial statements have been prepared by the management of Celarix, Inc. and not by the management of GXS Corporation. These statements have not been audited or reviewed and we cannot make any representation to the completeness of the financial statements.

(2) Sale of MDI Division

      On October 9, 2002, the Company sold the assets and liabilities of its MDI division to MDI’s original founders and management for aggregate consideration of $4,850,000, of which $4,750,000 was paid in cash and the remainder will be paid on October 9, 2003. In connection with this disposal, the Company repurchased for $750,000 in cash 580,913 shares of the Company’s Series C Preferred stock that the acquirers held in connection with the Company’s purchase of MDI in February 2000.

(3) Sale of Celarix assets to GXS

      On June 3, 2003, the Company sold substantially all of its assets related to its logistics integration and visibility solutions business to GXS Holdings. The estimated value of the GXS Holdings preferred stock and common stock received as consideration for the assets is approximately $600,000.

GXS Corporation

        Until January 8, 2004, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.